Green Street Governance Database Dated as of April 4, 2017

	Board Makeup						Anti-Takeover Weapons					Potential Conflicts of			
	Non-stagg'd Board	Ind. Board	Investm't by Board Members	Conduct	Proxy Access	Total	State Anti-takeover Provisions	Owns'p Limits from 5/50 Rule	S.H. Rights Plan	Insider Blocking Power	Total	Other Business Dealings with Mgm't	Diverg't Tax Basis of Insiders	Total	Overall Score
	-30	-5	-5	-20	-5	-65	-7	-5	-10	-8	-30	-3	-2	-5	-100
Apartment															
AIV	5	3	4	0	5	17	0	0	N/A	8	13	3	0	3	33
UDR	5	5	4	10	5	29	2	0	N/A	8	15	2	1	3	47
ESS	5	4	4	20	5	38	2	0	N/A	8	15	1	0	1	54
AVB	5	5	4	20	5	39	2	0	N/A	8	15	3	0	3	57
EQR	5	4	4	20	5	38	2	5	N/A	8	20	2	0	2	60
CPT	30	2	4	5	0	41	7	0	N/A	8	20	2	0	2	63
MAA	30	5	4	20	0	59	4	0	N/A	8	17	2	1	3	79
Health Care															
HR	5	5	4	0	0	14	0	0	N/A	8	13	3	0	3	30
OHI	5	0	1	15	0	21	2	5	N/A	8	20	2	2	4	45
HCP	5	4	4	10	5	28	2	0	N/A	8	15	2	2	4	47
HTA	5	4	4	10	0	23	2	0	N/A	8	20	2	2	4	47
CCP	30	2	2	20	0	54	7	0	N/A	0	12	2	2	4	70
HCN	30	5	3	20	0	58	7	0	N/A	8	20	2	1	3	81
VTR	30	2	4	20	5	61	7	0	N/A	8	20	2	2	4	85
Lodging															
LHO	30	2	4	15	0	51	2	0	N/A	8	15	3	2	5	71
PEB	30	3	4	10	5	52	4	0	N/A	8	17	3	2	5	74
DRH	30	4	2	15	0	51	7	0	N/A	8	20	3	2	5	76
HST	30	3	3	15	5	56	2	0	N/A	8	15	3	2	5	76
RLJ	30	3	4	15	0	52	7	0	N/A	8	20	3	2	5	77
PK	30	2	1	15	0	48	7	0	N/A	8	25	3	2	5	78
SHO	30	5	3	15	0	53	7	0	N/A	8	25	3	2	5	83
Industrial															

LPT	5	5	4	10	0	24	0	0	N/A	8	13	3	2	5	42
FR	5	5	3	15	0	28	2	0	N/A	8	15	3	2	5	48
PSB	30	2	3	15	0	50	4	0	N/A	0	4	2	0	2	56
EGP	5	4	4	20	0	33	7	0	N/A	8	20	3	1	4	57
DRE	30	5	3	13	0	51	4	0	N/A	8	22	3	2	5	78
DCT	30	5	3	16	5	59	7	0	N/A	8	25	1	2	3	87
PLD	30	5	4	15	5	59	7	5	N/A	8	30	3	1	4	93
Mall															
TCO	0	2	5	0	0	7	2	0	N/A	0	5	2	0	2	14
MAC	5	1	3	0	5	14	2	0	N/A	8	15	2	0	2	31
PEI	30	2	2	5	0	39	0	0	N/A	8	13	2	0	2	54
GGP	30	1	4	10	0	45	4	0	N/A	0	6	3	2	5	56
WPG	30	3	2	10	0	45	0	0	N/A	8	13	2	0	2	60
CBL	30	4	3	5	5	47	7	0	N/A	8	20	1	0	1	68
SPG	23	3	5	15	0	46	7	0	N/A	8	20	2	0	2	68
SKT	30	5	5	10	0	50	4	0	N/A	8	17	3	1	4	71
Manufactured Home Park															
ELS	5	2	5	10	0	22	2	0	N/A	8	15	2	0	2	39
SUI	5	3	4	15	0	27	4	0	N/A	8	12	1	0	1	40
Office															
CLI	5	4	4	5	0	18	0	0	N/A	8	8	3	0	3	29
SLG	0	2	4	5	5	16	4	0	N/A	8	17	2	0	2	35
VNO	5	1	4	5	5	20	0	0	N/A	8	13	2	0	2	35
ESRT	5	5	3	5	0	18	4	0	N/A	8	17	2	0	2	37
WRE	0	5	4	10	0	19	2	0	N/A	8	15	3	2	5	39
PGRE	5	2	4	5	0	16	7	0	N/A	8	22	2	0	2	40
ARE	5	3	3	10	0	21	2	0	N/A	8	15	3	2	5	41
DEI	5	1	5	10	0	21	4	0	N/A	8	17	3	1	4	42
BDN	5	4	2	10	5	26	2	0	N/A	8	15	3	2	5	46
HIW	5	1	4	15	0	25	4	0	N/A	8	17	3	1	4	46
KRC	5	5	4	10	5	29	7	0	N/A	8	20	3	0	3	52
CUZ	30	1	4	10	0	45	4	0	N/A	8	17	3	1	4	66
PDM	30	4	2	10	0	46	4	5	N/A	8	22	2	2	4	72
OFC	30	4	3	15	0	52	4	0	N/A	8	17	3	2	5	74
BXP	30	3	5	15	5	58	7	5	N/A	8	20	2	0	2	80
EQC	30	5	4	20	0	59	4	0	N/A	8	17	3	2	5	81

Self Storage															
PSA	5	2	4	10	0	21	3	0	N/A	4	11	2	1	3	35
LSI	5	2	2	10	0	19	2	0	N/A	8	15	1	1	2	36
EXR	5	1	4	20	0	30	2	0	N/A	8	15	1	1	2	47
CUBE	5	5	4	15	0	29	4	0	N/A	8	17	3	0	3	49
Strip Center															
AAT	5	0	3	5	0	13	2	0	N/A	0	5	3	0	3	21
UE	5	3	4	10	0	22	2	0	N/A	8	15	3	2	5	42
KIM	5	4	4	10	0	23	2	5	N/A	8	20	3	0	3	46
AKR	5	5	3	15	0	28	2	0	N/A	8	15	3	2	5	48
ROIC	5	2	3	20	0	30	4	0	N/A	8	17	3	2	5	52
RPAI	5	5	2	10	0	22	7	0	N/A	8	25	3	2	5	52
DDR	30	2	4	5	0	41	4	5	N/A	8	22	3	2	5	68
FRT	30	5	4	15	0	54	2	0	N/A	8	10	3	2	5	69
WRI	30	4	5	10	0	49	7	0	N/A	8	20	3	0	3	72
REG	30	3	5	10	5	53	4	0	N/A	8	17	3	0	3	73
BRX	30	2	5	20	0	57	7	0	N/A	0	17	3	2	5	79
Student Housing															
ACC	5	5	4	10	0	24	4	5	N/A	8	22	3	0	3	49
EDR	30	2	2	15	0	49	7	0	N/A	8	20	2	2	4	73
Tech															
COR	5	2	2	10	0	19	7	0	N/A	2	14	2	2	4	37
DLR	5	5	4	15	0	29	4	0	N/A	8	17	3	2	5	51
DFT	30	1	5	5	0	41	4	0	N/A	8	22	0	0	0	63
AMT	30	5	4	10	5	54	7	0	N/A	8	20	3	2	5	79
Net Lease															
NNN	5	5	3	10	0	23	4	0	N/A	8	17	3	2	5	45
O	5	5	4	10	0	24	4	0	N/A	8	17	3	2	5	46
SRC	30	5	4	10	0	49	4	0	N/A	8	17	3	2	5	71
VER	30	5	1	5	5	46	7	0	N/A	8	20	3	2	5	71
STOR	30	2	3	10	0	45	7	0	N/A	8	25	3	2	5	75
Single-Family Rental															
SFR	5	1	3	10	0	19	1	0	N/A	8	14	3	1	4	37
AMH	30	1	3	0	0	34	2	0	N/A	8	15	1	1	2	51
INVH	30	0	3	15	0	48	4	0	N/A	0	9	3	2	5	62

EXHIBIT B

Taubman Centers, Inc.'s Amended and Restated Articles of Incorporation

FORM 8- K

**Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of report (date of earliest event reported):   **March 15, 2013**

TAUBMAN CENTERS, INC.

(Exact Name of Registrant as Specified in its Charter)

Michigan
(State of Other Jurisdiction of Incorporation)

1- 11530	**38- 2033632**
(Commission File Number)	(I.R.S. Employer Identification No.)

200 East Long Lake Road, Suite 300,	
Bloomfield Hills, Michigan	**48304- 2324**
(Address of Principal Executive Office)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **(248) 258- 6800**

None
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8- K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

❑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

❑ Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a- 12)

❑ Pre- commencement communications pursuant to Rule 14d- 2(b) under the Exchange Act (17 CFR 240.14d- 2(b))

❑ Pre- commencement communications pursuant to Rule 13e- 4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Item 3.03 Material Modifications to Rights of Security Holders.

Effective March 15, 2013, Taubman Centers, Inc. (the "Company") filed with the State of Michigan the Amendment to the Amended and Restated Articles of Incorporation of the Company (the Amendment), classifying and designating 6,900,000 of the Company's authorized but unissued preferred stock as shares of the 6.25% Series K Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share (the Series K Preferred Stock). As set forth in the Amendment, the Series K Preferred Stock ranks, with respect to dividend rights and rights upon the Company's liquidation, dissolution or winding- up, with respect to currently outstanding shares of the Company's capital stock: (i) senior to the Company's common stock, par value $0.01 per share (the Common Stock), and Series B Non- Participating Convertible Preferred Stock, $0.001 par and liquidation value (the Series B Preferred Stock); and (ii) on parity with the Company's 6.500% Series J Cumulative Redeemable Preferred Stock (the Series J Preferred Stock). Holders of Series K Preferred Stock are entitled to cumulative cash dividends, when and as authorized by TCO's board of directors and declared by the Company, at the rate of 6.25% per annum of the $25.00 liquidation preference per share, equivalent to $1.5625 per annum per share. Dividends are payable quarterly in arrears on the last day of March, June, September and December of each year, beginning on June 28, 2013. Dividends will accrue and be cumulative, without interest, from and including March 15, 2013.

If the Company is liquidated, dissolved or wound up, holders of shares of the Series K Preferred Stock will be entitled to receive a liquidation preference of $25.00 per share, plus any accrued and unpaid dividends, up to but excluding the date of payment, before any payments are made to the holders of the Common Stock or Series B Preferred Stock, or other shares ranking junior to the Series K Preferred Stock as to liquidation rights, none of which exist on the date hereof. The rights of the holders of shares of the Series K Preferred Stock to receive their liquidation preference will be subject to the proportionate rights of each other series or class of the Company's capital stock ranking on parity with the Series K Preferred Stock as to liquidation, which currently consists of the Series J Preferred Stock.

The Series K Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption. Holders of the Series K Preferred Stock generally have no voting rights, but have limited voting rights (together with other capital stock having similar rights) to elect two new directors if the Company fails to pay dividends for six or more quarters (whether or not consecutive) and in certain other events.

Generally, the Company may not redeem the Series K Preferred Stock prior to March 15, 2018, except pursuant to the special optional redemption and REIT qualification optional redemption provisions described below. On and after March 15, 2018, the Company may, at its option, redeem the Series K Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends up to but excluding the redemption date (the optional redemption).

Upon the occurrence of a "Change of Control" (as defined below), the Company may, at its option, redeem the Series K Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, for a cash redemption price of $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption (the special optional redemption).

If the Company determines it necessary to redeem any or all of a holder's Series K Preferred Stock to prevent a violation of the Ownership Limit or Existing Holder Limit, respectively (each as defined in the Company's Amended and Restated Articles of Incorporation, as amended), then the Company may redeem shares of the Series K Preferred Stock, in such amount as required to comply with such Ownership Limit or Existing Holder Limit, respectively, at any time and from time to time, for a cash redemption price of $25.00 per share, plus all accrued and unpaid dividends to, but not including, the date fixed for redemption (the REIT qualification optional redemption).

Upon the occurrence of a Change of Control, holders of Series K Preferred Stock will have the right to convert some or all of the Series K Preferred Stock (the Change of Control Conversion Right) into a number of shares of Common Stock per share of Series K Preferred Stock to be converted equal to the lesser of:

the quotient obtained by dividing (i) the sum of (x) the $25.00 liquidation preference plus (y) the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (defined below) (unless the Change of Control Conversion Date is after a record date for a Series K Preferred Stock dividend payment and prior to the corresponding Series K Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price (as defined below); and

0.64218 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative conversion consideration, as described in the Amendment. Notwithstanding the foregoing, if, prior to the Change of Control Conversion Date, the Company has provided a redemption notice, whether pursuant to the Company's optional redemption right, special optional redemption right and/or REIT qualification optional redemption right, holders of Series K Preferred Stock will not have any right to convert the Series K Preferred Stock in connection with the Change of Control Conversion Right and any shares of Series K Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

The Share Cap is subject to pro rata adjustments for any share splits (including pursuant to a distribution of Common Stock), subdivisions or combinations (in each case, a "Share Split") with respect to the Common Stock as described in the Amendment. Subject to similar pro rata adjustments, the aggregate number of shares of Common Stock (or equivalent alternative conversion consideration, as applicable) issuable in connection with the exercise of the Change of Control Conversion Right will not exceed 3,853,080 shares of Common Stock (or equivalent alternative conversion consideration, as applicable), subject to increase to the extent the underwriters' over- allotment option to purchase additional shares of Series K preferred stock is exercised, not to exceed 4,431,042 shares of common stock in total (or equivalent alternative conversion consideration, as applicable). The foregoing limitation may result in the holders of Series K Preferred Stock receiving a value that is less than the liquidation preference of the Series K Preferred Stock.

A "Change of Control" is when, after the original issuance of the Series K Preferred Stock, the following have occurred and are continuing:

the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Company's stock entitling that person to exercise more than 50% of the total voting power of all of the Company's stock entitled to vote generally in the election of the Company's directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

following the closing of any transaction referred to in the bullet point above, neither the Company nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT LLC, or the NYSE MKT, or the NASDAQ Stock Market, or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

The "Change of Control Conversion Date" is the date the Series K Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Company provides the required notice of the occurrence of a Change of Control to the holders of Series K Preferred Stock.

The "Common Stock Price" will be (i) if the consideration to be received in the Change of Control by the holders of the Common Stock is solely cash, the amount of cash consideration per share of the Common Stock or (ii) if the consideration to be received in the Change of Control by holders of the Common Stock is other than solely cash (x) the average of the closing sale prices per share of the Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Common Stock is then traded, or (y) the average of the last quoted bid prices for the Common Stock in the over- the- counter market as reported by OTC Markets Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Common Stock is not then listed for trading on a U.S. securities exchange.

The foregoing description of the Amendment is a summary and, as such, does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation, as amended to include the Amendment, a copy of which is filed as Exhibit 3.1 to this report and is incorporated herein by reference. A specimen certificate for the Series K Preferred Stock is filed as Exhibit 4.1 to this report and is incorporated herein by reference.

Upon consummation of the offering, the Company contributed the proceeds from the offering, after underwriting discount, to the capital of The Taubman Realty Group Limited Partnership, the Company's majority owned operating subsidiary (TRG), in exchange for preferred equity with a guaranteed payment from TRG equal to the dividend rate on the Series K Preferred Stock. The preferred equity has substantially similar terms, conditions, privileges and preferences as the Series K Preferred Stock.

4

Item 5.03.   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information under Item 3.03 to this report is incorporated herein by reference.

Item 8.01.   Other Events.

On March 15, 2013, the Company closed on the issuance of 6,000,000 shares of Series K Preferred Stock. Pursuant to the underwriting agreement, dated as of March 11, 2013, among the Company and Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters named in Schedule I thereto, the over- allotment option granted to the underwriters thereunder to acquire up to 900,000 shares of the Series K Preferred Stock will remain for 30 days from March 11, 2013.

Item 9.01.   FINANCIAL STATEMENTS AND EXHIBITS.

(d)   Exhibits

Exhibit	Description
3.1*	Amended and Restated Articles of Incorporation, as amended as of March 15, 2013**
4.1	Form of certificate evidencing 6.25% Series K Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share (incorporated by reference from the Company's Registration Statement on Form 8- A filed on March 14, 2013)

* Filed herewith

** A redline has not been filed. The only changes in the Amendment is the addition of Subsection 2(c)(x) of Article III and the removal of Subsection 2(c)(vi) and (vii).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

March 15, 2013 **TAUBMAN CENTERS, INC.**

By: /s/ Lisa A. Payne
Lisa A. Payne
Vice Chairman and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
3.1*	Amended and Restated Articles of Incorporation, as amended as of March 15, 2013**
4.1	Form of certificate evidencing 6.25% Series K Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share (incorporated by reference from the Company's Registration Statement on Form 8- A filed on March 14, 2013)

* Filed herewith

** A redline has not been filed. The only changes in the Amendment is the addition of Subsection 2(c)(x) of Article III and the removal of Subsection 2(c)(vi) and (vii).

Exhibit 3.1

Amended and Restated as of March 15, 2013

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF TAUBMAN CENTERS, INC.

ARTICLE I
Name

The name of the Corporation is: Taubman Centers, Inc.

ARTICLE II
Purpose

The purpose for which the Corporation is organized is to:

1. own, hold, develop and dispose of and invest in any type of retail real property or mixed use real property having a retail component of significant value in relation to the value of the entire mixed use real property, including any entity whose material assets include such real properties including, but not limited to, partnership interests in The Taubman Realty Group Limited Partnership, a Delaware limited partnership, and any successor thereto ("TRG");

2. act as managing general partner of TRG;

3. at such time, if ever, as TRG distributes its assets to its partners, own, hold, manage, develop and dispose of said assets and in all other respects, carry on the business of TRG;

4. qualify as a REIT (as hereinafter defined); and

5. engage in any other lawful act or activity for which corporations may be organized under the Michigan Business Corporation Act in addition to any of the foregoing purposes, that is consistent with the Corporation's qualification as a REIT.

ARTICLE III
Capital

1. Classes and Number of Shares.

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 500,000,000 shares. The classes and the aggregate number of shares of stock of each class are as follows:

250,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), which shall have the rights and limitations set forth below.

250,000,000 shares of preferred stock (the "Preferred Stock"), which may be issued in one or more series having such relative rights, preferences, priorities, privileges, restrictions, and limitations as the Board of Directors may determine from time to time.

2. Certain Powers, Rights, and Limitations of Capital Stock.

(a) Common Stock. Subject to the rights, preferences, and limitations that the Board of Directors designates with respect to any series of Preferred Stock, a statement of certain powers, rights, and limitations of the shares of the Common Stock is as follows:

(i) Dividend Rights. The holders of shares of the Common Stock shall be entitled to receive such dividends as may be declared by the Board of Directors of the Corporation with respect to the Common Stock, subject to the preferential rights of any series of Preferred Stock designated by the Corporation's Board of Directors.

(ii) Rights Upon Liquidation. Subject to the provisions of Subsection (e) of this Section 2 of this Article III, in the event of any voluntary or involuntary liquidation, dissolution or winding up of, or any distribution of the assets of, the Corporation, each holder of shares of the Common Stock shall be entitled to receive, ratably with each other holder of shares of the Common Stock, that portion of the assets of the Corporation available for distribution to its holders of shares of Common Stock as the number of shares of the Common Stock held by such holder bears to the total number of shares of Common Stock (including shares of Common Stock that have become Excess Stock) then outstanding.

(b) Voting Rights. Subject to the provisions of Subsection (e) of this Section 2 of this Article III, the holders of shares of the Common Stock shall be entitled to vote on all matters (for which a common shareholder shall be entitled to vote thereon) at all meetings of the shareholders of the Corporation, and shall be entitled to one vote for each share of the Common Stock entitled to vote at such meeting. Any action to be taken by the shareholders, other than the election of directors or adjourning a meeting, including, but not limited to, the approval of an amendment to these Amended and Restated Articles of Incorporation (other than an amendment by the Board of Directors to establish the relative rights, preferences, priorities, privileges, restrictions, and limitations of Preferred Stock as provided in Subsection (c) of this Section 2 of this Article III, which amendment by the Board of Directors shall require no action to be taken by the shareholders), shall be authorized if approved by the affirmative vote of two- thirds of the shares of Capital Stock entitled to vote thereon. Directors shall be elected if approved by a plurality of the votes cast at an election.

(c) Preferred Stock. The Preferred Stock shall have such relative rights, preferences, priorities, privileges, restrictions, and limitations as the Board of Directors may determine from time to time by one or more amendments to these Amended and Restated Articles of Incorporation.

(i) Intentionally Omitted.

(ii) **Series B Preferred Stock.** Subject in all cases to the other provisions of this Section 2 of this Article III, including, without limitation, those provisions restricting the Beneficial Ownership and Constructive Ownership of shares of Capital Stock and those provisions with respect to Excess Stock, the following sets forth the designation, preference, limitation as to dividends, voting, and other rights of the Series B Preferred Stock (defined below) of the Corporation. Terms that are used and not otherwise defined in this Item (ii) have the meanings ascribed to them elsewhere in these Amended and Restated Articles of Incorporation or, if not so defined, their conventional meanings.

(a) There is hereby established a series of Preferred Stock designated "Series B Non- Participating Convertible Preferred Stock," (the "Series B Preferred Stock"), which shall initially consist of 40,000,000 authorized shares, subject to one or more increases in the authorized shares of the series by a further amendment(s) to these Amended and Restated

Articles of Incorporation to permit the issuance of additional shares upon the issuance of additional Units (defined below) to Registered Unitholders (defined below) and to accommodate stock dividends or stock splits as provided below.

(b) All shares of Series B Preferred Stock purchased, exchanged, or otherwise acquired by the Corporation or that are converted into Common Stock shall be restored to the status of authorized but unissued shares of Preferred Stock.

(c) Except upon the dissolution, liquidation, or winding up of the Corporation, the Series B Preferred Stock shall have no right to any assets of the Corporation, and (except as expressly set forth in this Item (ii)) shall have no right to cash dividends or distributions (from whatever source), but shall have the preference rights upon dissolution, liquidation, and winding up that are set forth in this Item (ii) of this Section 2. The Series B Preferred Stock ranks (i) junior to any Parity Preferred Stock or Senior Preferred Stock (the Parity Preferred Stock and the Senior Preferred Stock are collectively referred to as the "Series B Senior Preferred Stock"), (ii) pari passu with any other series of Preferred Stock hereafter duly established by the Board of Directors of the Corporation, the terms of which specifically provide that such series shall rank pari passu with the Series B Preferred Stock as to the distribution of assets upon liquidation (the "Series B Parity Preferred Stock"), and (iii) prior to any other class or series of Capital Stock, including, without limitation, the Common Stock of the Corporation, whether now existing or hereafter created (collectively, the "Series B Junior Stock"). If shares of Common Stock or other securities are distributed on the Common Stock or other voting Capital Stock (as a stock dividend or otherwise) (a "Voting Stock Dividend"), then each share of Series B Preferred Stock shall receive a distribution of the number of shares (or warrants or rights to acquire shares, as the case may be) of Series B Preferred Stock that would then be necessary to preserve the relative voting power of the Series B Preferred Stock (i.e., in relation to the voting power of all outstanding shares of voting Capital Stock) that existed prior to the Voting Stock Dividend.

(d) Subject to the rights of the Series B Senior Preferred Stock, upon any voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Corporation, and before any distribution of assets shall be made in respect of any Series B Junior Stock, the holders of the Series B Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its shareholders a liquidation preference of $0.001 per share in cash (or property having a fair market value as determined by the Board of Directors valued at $0.001 per share). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Stock shall have no right or claims to any of the remaining assets of the Corporation.

(e) The Series B Preferred Stock has no stated maturity and shall not be subject to redemption; however, the foregoing shall not be a restriction on the Corporation's otherwise lawful redemption of shares of Series B Preferred Stock on a consensual basis with each holder of the shares to be redeemed.

(f) (1) The Series B Preferred Stock is convertible, and will be automatically converted under the circumstances described below, into Common Stock at a conversion ratio of 14,000:1; i.e., each 14,000 shares of Series B Preferred Stock may be converted into one share of Common Stock. In lieu of issuing less than a full share (a "fractional share") of Common Stock upon the conversion of fewer than 14,000 shares (or an integral multiple of 14,000 shares) of Series B Preferred Stock, the Corporation shall redeem the shares of Series

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B Preferred Stock that would otherwise be convertible into a fractional share of Common Stock (the "Scrip Shares"), and from and after the date of the conversion, the Scrip Shares shall cease to be outstanding shares of Series B Preferred Stock, shall not constitute any other class of Capital Stock, and shall entitle the holder only to receive the cash redemption price, as provided below.

(2)   The Corporation will initially issue the Series B Preferred Stock to each Person who, on the initial date of issuance, is a Registered Unitholder at the rate of one share for each Unit held by such Registered Unitholder, if such Registered Unitholder subscribes for the shares and pays to the Corporation an amount equal to the product of $0.001 multiplied by the number of shares of Series B Preferred Stock to be issued to him. Shares of Series B Preferred Stock may be issued only in certificated, fully registered form and may be issued only to Registered Unitholders. The Corporation may issue fractional shares of Series B Preferred Stock. Following the initial issuance of the Series B Preferred Stock, each Registered Unitholder acquiring one or more newly issued Units shall be entitled to receive from the Corporation shares of Series B Preferred Stock equal in number to the number of newly issued Units acquired by such Registered Unitholder, provided that the Registered Unitholder subscribes for the shares and pays to the Corporation an amount equal to the product of $0.001 multiplied by the number of shares of Series B Preferred Stock to be issued to him. Except as provided below, a holder of shares of Series B Preferred Stock may freely effect a transfer of the shares to any Person (subject to the Transfer being in compliance with, or (to the satisfaction of the Corporation) exempt from, applicable securities laws and regulations). Upon a Registered Unitholder's Transfer of one or more Units to another Registered Unitholder, then (to the extent of the transferring Registered Unitholder's then ownership of Series B Preferred Stock) the transferring Registered Unitholder shall be deemed to have transferred to the transferee of the Units (i) shares of Series B Preferred Stock equal in number to the number of transferred Units or if, after giving effect to the Unit Transfer, the transferring Registered Unitholder will cease to own any Units, (ii) all of the transferring Registered Unitholder's shares of Series B Preferred Stock. Notwithstanding the foregoing, a Registered Unitholder shall have the right (which shall be exercised by delivering written notice at the time of the Unit Transfer to the Corporation and the transferee of the Units) to negate the deemed simultaneous Transfer of Series B Preferred Stock. A Registered Unitholder desiring to sell (by exchange or otherwise) Units to the Corporation shall be required to surrender to the Corporation for conversion shares of Series B Preferred Stock equal in number to the number of Units being sold (by exchange or otherwise), but only if and to the extent that, after giving effect to the Corporation's proposed purchase of Units, the number of outstanding shares of Series B Preferred Stock will exceed the aggregate number of Units held by all Registered Unitholders. Shares of Series B Preferred Stock surrendered for conversion as provided in the immediately preceding sentence shall be converted into Common Stock, as provided in subparagraph (1) of this Paragraph (f), upon the Corporation's purchase of the Units of the surrendering Registered Unitholder, and the Corporation shall promptly redeem any resulting Scrip Shares for cash, as provided below. Except as provided above in this subparagraph (f)(2), a holder of Series B Preferred Stock shall have no voluntary conversion rights with respect to the Series B Preferred Stock, but shares of Series B Preferred Stock shall automatically convert into Common Stock as provided in subparagraph (3) of this Paragraph (f).

(3)   After giving effect to a Transfer of shares of Series B Preferred Stock to a Registered Unitholder, the transferee Registered Unitholder is permitted to own shares

of Series B Preferred Stock up to (i) the number of Units then owned by such transferee Registered Unitholder or (ii) 5% of the outstanding shares of Series B Preferred Stock, whichever is greater (any shares in excess of a transferee Registered Unitholder's permitted ownership of Series B Preferred Stock are referred to as the "Disproportionate Shares"). After giving effect to a Transfer of shares of Series B Preferred Stock to any Person who is not a Registered Unitholder, the transferee is permitted to own up to 5% of the outstanding shares of Series B Preferred Stock (any shares held by a transferee of Series B Preferred Stock who is not a Registered Unitholder in excess of such 5% limit are referred to as the "Greater than 5% Shares"). Upon a Transfer of Series B Preferred Stock resulting in the transferee holding Disproportionate Shares or Greater than 5% Shares, as applicable, the Disproportionate Shares or Greater than 5% Shares, as applicable, shall automatically convert into Common Stock as provided in subparagraph (1) of this Paragraph (f) without action on the part of anyone, and the Corporation shall promptly redeem any resulting Scrip Shares for cash, as provided below. Upon any such automatic conversion, each certificate evidencing converted shares of Series B Preferred Stock shall instead represent the whole number of shares of Common Stock into which such shares of Series B Preferred Stock were converted and the right to receive the cash redemption payment for any Scrip Shares evidenced by such certificate until such certificate is surrendered to the Corporation for cancellation in exchange for a Common Stock certificate and the redemption price of the Scrip Shares (if any).

(4)   Upon conversion of any shares of Series B Preferred Stock, no payment or adjustment shall be made on account of dividends declared and payable to holders of Common Stock of record on a date prior to the date of conversion.

(5)   As soon as practicable on or after the date of conversion of shares of Series B Preferred Stock and the surrender to the Corporation of the certificate(s) evidencing the converted shares, the Corporation will issue and deliver to or at the direction of the converting shareholder a certificate(s) for the whole number of shares of Common Stock issuable upon such conversion. The Corporation shall redeem Scrip Shares resulting from a voluntary or automatic conversion of Series B Preferred Stock for a cash payment equal to the fair value of the fractional share of Common Stock into which the Scrip Shares would otherwise be convertible (the fair value shall be the product of the relevant fraction multiplied by the closing price of the Common Stock on the trading date next preceding the date of conversion on the principal national securities exchange on which the Common Stock is listed (or the average of the high and low prices of the Common Stock on such date on the principal national market system on which the Common Stock is traded) or (if the Common Stock is not so listed or traded) the fair value of the Common Stock on such date as determined by the Corporation's Board of Directors). The Corporation shall be responsible for any stamp or other issuance taxes payable upon the issuance of Common Stock in exchange for surrendered or automatically converted shares of Series B Preferred Stock.

(g)   (1)   On all matters with respect to which shareholders of the Corporation vote, each share of Series B Preferred Stock shall be entitled to one vote. On all matters with respect to which the Series B Preferred Stock is entitled to vote as a separate class, including the nomination of directors pursuant to subparagraph (2) of this Paragraph (g), the action shall be determined by the vote (which may be by non- unanimous written consent) of a majority of the outstanding shares of Series B Preferred Stock entitled to vote. On all other matters, including the election of directors, the Series B Preferred Stock will vote as a single class with all other Capital Stock entitled to vote.

(2)   With respect to each annual meeting of the Corporation's shareholders, commencing with the annual meeting of the Corporation's shareholders to be held in 1999 (the "1999 Annual Meeting"), the holders of shares of Series B Preferred Stock shall have the right, voting as a separate class, to designate nominees for election as directors of the Corporation and to have such nominees included as such in the Corporation's proxy statement and ballots (or, if none, in a specially prepared proxy statement and ballots) submitted to the shareholders of the Corporation entitled to vote in a timely manner prior to the annual meeting. The Corporation shall use all reasonable efforts, consistent with the Board of Directors' exercise of its fiduciary duties, to cause the election of the nominees designated by the holders of Series B Preferred Stock. With respect to the 1999 Annual Meeting, the holders of Series B Preferred Stock shall have the right to designate four nominees. With respect to each succeeding annual meeting of shareholders, the number of nominees to be designated by the holders of Series B Preferred Stock (the "Base Number of Series B Nominees") shall be equal to the difference between (i) four and (ii) the number of directors whose terms commenced prior to and will continue after such meeting and who were nominated to serve such terms by the holders of Series B Preferred Stock, voting as a separate class. The Base Number of Series B Nominees calculated as set forth in the immediately preceding sentence shall be reduced (i) by one, if as of the record date for determining the shareholders entitled to vote for the election of directors at the relevant annual meeting (the "Record Date"), the Registered Unitholders collectively own less than 25% (but at least 15%) of the Fully Diluted Common Stock of the Corporation, (ii) by two, if as of the Record Date, the Registered Unitholders collectively own less than 15% (but at least 10%) of the Fully Diluted Common Stock of the Corporation, (iii) by three, if as of the Record Date, the Registered Unitholders collectively own less than 10% (but at least 5%) of the Fully Diluted Common Stock of the Corporation, and (iv) to zero, if as of the Record Date, the Registered Unitholders collectively own less than 5% of the Fully Diluted Common Stock of the Corporation. For purposes of the immediately preceding sentence, (i) "Fully Diluted Common Stock of the Corporation" means all shares of Common Stock issued and outstanding on the relevant Record Date, plus all shares of Common Stock issuable upon the exercise of vested employee stock options to acquire Common Stock and issuable upon the exchange of Units owned by the Registered Unitholders (assuming a 1:1 exchange ratio and calculated without regard to limitations imposed on the ability or rights of certain Registered Unitholders to exchange Units for Common Stock), and (ii) the Registered Unitholders shall be deemed to "collectively own" all shares of Common Stock that they own in fact, that they have the right to acquire upon the exercise of vested employee stock options, and that would be issued upon the exchange (without regard to limitations imposed on the ability or rights of certain Registered Unitholders to exchange Units for Common Stock) of all outstanding Units (and Units issuable upon the exercise of options to acquire Units) held by the Registered Unitholders.

(h)   At all times when the holders of Series B Preferred Stock, voting as a separate class, are entitled to designate nominees for election as directors of the Corporation, (i) the Board of Directors shall consist of nine directors (other than during any vacancy caused by the death, resignation, or removal of a director), plus the number of directors that any series of Preferred Stock, voting separately as a class, has the right to elect because of the Corporation's default in the payment of preferential dividends due on such series, and (ii) a majority of the directors shall be "independent" (for these purposes, an individual shall be deemed "independent" if such individual is neither an officer nor an employee of the Corporation or any of its direct or indirect subsidiaries). At such time as the holders of Series

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B Preferred Stock no longer have the right to designate any nominees for election as directors of the Corporation, the size of the Board of Directors shall be as determined in accordance with the provisions of the By- Laws of the Corporation.

(i)   For purposes of this Item (ii) of this Subsection (c) of this Section 2 of this Article III, the following terms have the indicated meanings:

(1)   "Registered Unitholder" means a Person, other than the Corporation, (i) who at the relevant time is reflected in the records of The Taubman Realty Group Limited Partnership as a partner in such partnership (or who as the result of a Transfer of Units is being admitted as a partner in such partnership) or (ii) who is (or upon completion of the relevant Transfer (including, for these purposes, the exercise of an option to acquire a Unit) will become) a beneficial owner of Units.

(2)   "Units" means Units of Partnership Interest in The Taubman Realty Group Limited Partnership (and its successors), and any securities into which such Units of Partnership Interest (as a class) are converted or for which such Units (as a class) are exchanged, whether by merger, reclassification, or otherwise. All references in this Item (ii) of this Subsection (c) of this Section 2 of this Article III to numbers of Units shall be adjusted to reflect any splits, reverse splits, or reclassifications of Units of Partnership Interest.

(j)   As long as shares of Series B Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of a majority of the outstanding shares of Series B Preferred Stock (voting as a separate class):

(1)   create, authorize, or issue any securities or any obligation or security convertible into or evidencing the right to purchase any such securities, the issuance of which could adversely and (relative to the other outstanding Capital Stock) disparately affect the voting power or voting rights of the Series B Preferred Stock or the holders of Series B Preferred Stock (including the rights under Paragraph (g) of this Item (ii) of this Subsection (c) of this Section 2 of this Article III, and disregarding, for these purposes, the right of any series of Preferred Stock, voting as a separate class, to elect directors of the Corporation as the result of the Corporation's default in the payment of a preferential dividend to which the holders of such series of Preferred Stock are entitled);

(2)   amend, alter, or repeal the provisions of these Amended and Restated Articles of Incorporation, whether by merger, consolidation, or otherwise, in a manner that could adversely affect the voting power or voting rights of the Series B Preferred Stock or the holders of Series B Preferred Stock (including the rights under Paragraph (g) of this Item (ii) of this Subsection (c) of this Section 2 of this Article III, and disregarding, for these purposes, the right of any series of Preferred Stock, voting as a separate class, to elect directors of the Corporation as the result of the Corporation's default in the payment of a preferential dividend to which the holders of such series of Preferred Stock are entitled);

(3)   be a party to a material transaction (including, without limitation, a merger, consolidation, or share exchange) (a "Series B Transaction") if the Series B Transaction could adversely and (relative to the other outstanding Capital Stock) disparately affect the voting power or voting rights of the Series B Preferred Stock or the holders of Series B Preferred Stock (including the rights under Paragraph (g) of this Item (ii) of this Subsection (c) of this Section 2 of this Article III, and disregarding, for these purposes, the right of any

series of Preferred Stock, voting as a separate class, to elect directors of the Corporation as the result of the Corporation's default in the payment of a preferential dividend to which the holders of such series of Preferred Stock are entitled). The provisions of this subparagraph (3) shall apply to successive Series B Transactions; or

(4)   issue any shares of Series B Preferred Stock to anyone other than a Registered Unitholder as provided in Paragraph (c) or subparagraph (f)(2) of this Item (ii).

(iii)   Intentionally omitted.

(iv)   Intentionally omitted.

(v)   Intentionally omitted.

(vi)   Intentionally omitted.

(vii)   Intentionally omitted.

(viii)   Intentionally Omitted.

(ix)   **Series J Preferred Stock.** Subject in all cases to the other provisions of this Section 2 of this Article III, including, without limitation, those provisions restricting the Beneficial Ownership and Constructive Ownership of shares of Capital Stock and those provisions with respect to Excess Stock, the following sets forth the designation, preferences, limitations as to dividends, voting and other rights, and the terms and conditions of redemption of the Series J Preferred Stock (defined below) of the Corporation. Unless the context otherwise requires, all defined terms in this Subsection 2(c)(ix) of Article III shall apply solely with respect to this Subsection 2(c)(ix) of Article III.

(a)   Designation and Number. There is hereby established a series of Preferred Stock designated "6.500% Series J Cumulative Redeemable Preferred Stock" (the "Series J Preferred Stock"), which shall consist of 8,050,000 authorized shares.

(b)   Status of Acquired Shares. All shares of Series J Preferred Stock redeemed, purchased, exchanged, or otherwise acquired by the Corporation shall be restored to the status of authorized but unissued shares of Preferred Stock.

(c)   Rank. The Series J Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank (i) junior to any other series of Preferred Stock hereafter duly established by the Board of Directors of the Corporation, the terms of which specifically provide that such series shall rank prior to the Series J Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, winding up or dissolution (the "Senior Preferred Stock"), (ii) pari passu with the Series G Preferred Stock, Series H Preferred Stock and any other series of Preferred Stock hereafter duly established by the Board of Directors of the Corporation, the terms of which specifically provide that such series shall rank pari passu with the Series J Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, winding up or dissolution (the "Parity Preferred Stock"), and (iii) prior to the Common Stock, the Series B Preferred Stock and any other class or series of Capital Stock hereafter duly established by the Board of Directors of the Corporation, the terms of which specifically provide that such class or series of Capital Stock shall rank junior to the Series J Preferred Stock as to the payment of dividends and distribution

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of assets upon liquidation, winding up or dissolution, whether now existing or hereafter created (collectively, the "Junior Stock").

(d)   Dividends.

(1) Subject to the rights of any Senior Preferred Stock, the holders of the then outstanding shares of Series J Preferred Stock shall be entitled to receive, as and when declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the annual rate of 6.500% of the $25.00 per share liquidation preference (i.e., $1.625 per annum per share). Such dividends shall accrue and be cumulative from the date of original issue and shall be payable in equal quarterly amounts in arrears on or about the last day of each March, June, September, and December or, if such day is not a business day, the next succeeding business day with the same force and effect as if made on such date (each, a "Dividend Payment Date") (for the purposes of this Subparagraph (1) of this Paragraph (d), a "business day" is any day, other than a Saturday, Sunday, or legal holiday, on which banks in Detroit, Michigan, are open for business), except Paragraphs (f), (g) or (h) of this Item (ix) shall govern if there is any dividend payment period during which any shares of Series J Preferred Stock shall be redeemed pursuant to Paragraphs (f), (g) or (h) of this Item (ix). The first dividend, which shall be paid on September 28, 2012 if so declared by the Board of Directors of the Corporation, will be for less than a full quarter. All dividends on the Series J Preferred Stock, including any dividend for any partial dividend period, shall be computed on the basis of a 360- day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designed by the Board of Directors of the Corporation for the payment of dividends that is not more than 30 nor less than ten days prior to such Dividend Payment Date (each, a "Dividend Record Date").

(2)   No dividends on the Series J Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Corporation at such time as any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such declaration, payment, or setting apart for payment or provides that such declaration, payment, or setting apart for payment would constitute a breach of, or a default under, such agreement or if such declaration, payment, or setting aside shall be restricted or prohibited by law.

(3)   Dividends on the Series J Preferred Stock shall accrue and be cumulative regardless of whether the Corporation has earnings, regardless of whether there are funds legally available for the payment of such dividends, and regardless of whether such dividends are declared by the Board of Directors. Accrued but unpaid dividends on the Series J Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable. Except as provided in this Subparagraph (3), unless full cumulative dividends on the Series J Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period: (i) no dividends (other than in shares of Junior Stock) shall be declared by the Board of Directors or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, the Series B Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock or any other class or series of Capital Stock ranking junior to or on a parity with the Series J Preferred Stock as to dividend

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rights and rights upon liquidation, winding up or dissolution; and (ii) no shares of Common Stock, the Series B Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock or any other class or series of Capital Stock ranking junior to or on a parity with the Series J Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution shall be redeemed, purchased, or otherwise acquired for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for Junior Stock). When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series J Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series J Preferred Stock, all dividends declared upon the Series J Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series J Preferred Stock shall be declared pro rata, so that the amount of dividends declared per share of Series J Preferred Stock and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series J Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other. No interest shall be payable in respect of any dividend payment on the Series J Preferred Stock that may be in arrears. Holders of shares of the Series J Preferred Stock shall not be entitled to any dividend, whether payable in cash, property, or stock, in excess of full cumulative dividends on the Series J Preferred Stock as provided above. Any dividend payment made on shares of the Series J Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares that remains payable.

(4)   If for any taxable year the Corporation elects to designate as "capital gains dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends paid or made available for the year to holders of all classes of Capital Stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series J Preferred Stock shall be the amount that the total dividends paid or made available to the holders of the Series J Preferred Stock for the year bears to the Total Dividends.

(e)   Liquidation Preference. Subject to the rights of any Senior Preferred Stock, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and before any distribution of assets shall be made in respect of any Junior Stock, the holders of the Series J Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its shareholders a liquidation preference of $25.00 per share in cash (or property having a fair market value as determined by the Board of Directors valued at $25.00 per share), plus an amount equal to any accrued but unpaid dividends to the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series J Preferred Stock shall have no right or claims to any of the remaining assets of the Corporation. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding- up of the affairs of the Corporation, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series J Preferred Stock and the corresponding amounts payable on all shares of Parity Preferred Stock, then the holders of the Series J Preferred Stock and Parity Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Neither the consolidation or merger of the Corporation

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with or into any other corporation, trust, or entity (or of any other corporation with or into the Corporation) nor the sale, lease, or conveyance of all or substantially all of the property or business of the Corporation shall be deemed to constitute a liquidation, dissolution or winding up of the Corporation for the purpose of this Paragraph (e) of this Item (ix). Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre- paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of shares of Series J Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.

(f) Redemption.

(1) The Series J Preferred Stock is not redeemable prior to August 14, 2017, except as set forth in Paragraphs (g) or (h) of this Item (ix).

(2) On and after August 14, 2017, the Corporation, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series J Preferred Stock, in whole or in part, at any time and from time to time, for a cash redemption price of $25.00 per share, plus all accrued and unpaid dividends to, but not including, the date fixed for redemption (except as provided below).

(3) Holders of Series J Preferred Stock to be redeemed shall surrender such shares at the place designated in the notice of redemption, if any, and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption has been given and if the Corporation has set aside in trust the funds necessary for the redemption for the benefit of the holders of the Series J Preferred Stock called for redemption, then from and after the redemption date: (i) dividends shall cease to accrue on such shares of Series J Preferred Stock; (ii) such shares of Series J Preferred Stock shall no longer be deemed outstanding; and (iii) all rights of the holders of such shares shall terminate, except the right to receive the redemption price plus all accumulated and unpaid dividends. If less than all of the outstanding Series J Preferred Stock is to be redeemed, the Series J Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Corporation.

(4) Unless full cumulative dividends on all shares of Series J Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient set apart for payment for all past dividend periods and the then current dividend period, no shares of Series J Preferred Stock, Parity Preferred Stock or Junior Stock shall be redeemed unless all outstanding shares of Series J Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series J Preferred Stock, Parity Preferred Stock or Junior Stock (except by exchange for Junior Stock); however, the foregoing shall not prevent the purchase or acquisition of shares of Series J Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series J Preferred Stock.

(5) Notice of redemption shall be mailed by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series J Preferred Stock to be redeemed at their respective

11

addresses as they appear on the stock transfer records of the Corporation. No failure to give or defect in such notice shall affect the validity of the proceedings for the redemption of any shares of Series J Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price and accrued and unpaid dividends payable on the redemption date; (iii) the number of shares of Series J Preferred Stock to be redeemed; (iv) the place or places, if any, where the Series J Preferred Stock is to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) if fewer than all shares of the Series J Preferred Stock held by any holder are to be redeemed, the number of shares of Series J Preferred Stock to be redeemed from such holder.

(6) The holders of Series J Preferred Stock at the close of business on a Dividend Record Date shall be entitled to receive the dividend payable with respect to such Series J Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date. Except as provided above, the Corporation will make no payment or allowance for unpaid dividends, regardless of whether in arrears, on Series J Preferred Stock called for redemption.

(7) The Series J Preferred Stock has no stated maturity and shall not be subject to any sinking fund or mandatory redemption by the Corporation.

(g) Special Optional Redemption by Corporation.

(1) Upon the occurrence of a Change of Control (as defined below), the Corporation may, at its option, redeem shares of the Series J Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash at $25.00 per share plus accrued and unpaid dividends, if any, to, but not including, the redemption date ("Special Optional Redemption Right").

(2) Notice shall be mailed by the Corporation, postage pre- paid, no fewer than 30 nor more than 60 days prior to the redemption date and addressed to the holders of record of shares of the Series J Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series J Preferred Stock except as to the holder to whom notice was defective or not given.

A "Change of Control" is when, after the original issuance of the Series J Preferred Stock, the following have occurred and are continuing:

(i) the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Corporation entitling that person to exercise more than 50% of the total voting power of all stock of the Corporation entitled to vote generally in the election of the Corporation's directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence

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of a subsequent condition); and

(ii)   following the closing of any transaction referred to in (i) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the "NYSE"), the NYSE Amex Equities (the "NYSE Amex"), or the NASDAQ Stock Market ("NASDAQ"), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

(3)   In addition to any information required by law or by the applicable rules of any exchange upon which the Series J Preferred Stock may be listed or admitted to trading, such notice shall state: (i) the redemption date; (ii) the redemption price and accrued and unpaid dividends payable on the redemption date; (iii) the number of shares of Series J Preferred Stock to be redeemed; (iv) the place or places where the certificates, if any, representing shares of Series J Preferred Stock are to be surrendered for payment of the redemption price; (v) procedures for surrendering noncertificated shares, if any, of Series J Preferred Stock for payment of the redemption price; (vi) that dividends on the shares of Series J Preferred Stock to be redeemed will cease to accumulate on the redemption date; (vii) that payment of the redemption price and any accumulated and unpaid dividends will be made upon presentation and surrender of such Series J Preferred Stock; (viii) that the shares of Series J Preferred Stock are being redeemed pursuant to the Special Optional Redemption Right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; and (ix) that holders of the shares of Series J Preferred Stock to which the notice relates will not be able to tender such shares of Series J Preferred Stock for conversion in connection with the Change of Control and each share of Series J Preferred Stock tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date. If fewer than all of the shares of Series J Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series J Preferred Stock held by such holder to be redeemed.

If fewer than all of the outstanding shares of Series J Preferred Stock are to be redeemed pursuant to the Special Optional Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) by lot or in such other equitable method determined by the Corporation. If redemption pursuant to the Special Optional Redemption Right will result in a violation of the Ownership Limit or Existing Holder Limit, respectively, then the Corporation may concurrently exercise its rights under the REIT Qualification Optional Redemption pursuant to Paragraph (h) of this Item (ix).

(4)   If the Corporation has given a notice of redemption pursuant to the Special Optional Redemption Right and has set aside sufficient funds for the redemption in trust for the benefit of the holders of the Series J Preferred Stock called for redemption, then from and after the redemption date, those shares of Series J Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series J Preferred Stock will terminate. The holders of those shares of Series J Preferred Stock will retain their right to receive the redemption price for their shares and any accrued and unpaid dividends to, but not including, the redemption date, without interest. So long as full cumulative dividends on the Series J Preferred Stock for all

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past dividend periods shall have been or contemporaneously are (i) declared and paid in cash, or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for payment, nothing herein shall prevent or restrict the Corporation's right or ability to purchase, from time to time, either at a public or a private sale, all or any part of the Series J Preferred Stock at such price or prices as the Corporation may determine, subject to the provisions of applicable law, including the repurchase of shares of Series J Preferred Stock in open- market transactions duly authorized by the Board of Directors.

(5)   The holders of Series J Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to the Series J Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption of the Series J Preferred Stock pursuant to the Special Optional Redemption Right between such Dividend Record Date and the corresponding Dividend Payment Date or the Corporation's default in the payment of the dividend due. Except as provided herein, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series J Preferred Stock for which a notice of redemption pursuant to the Special Optional Redemption Right has been given.

(6)   All shares of the Series J Preferred Stock redeemed or repurchased pursuant to this Paragraph (g), or otherwise acquired in any other manner by the Corporation, shall be retired and shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series or class.

(h)   REIT Qualification Optional Redemption by Corporation.

(1)   If the Corporation determines it necessary to redeem any or all of a holder's Series J Preferred Stock to prevent a violation of the Ownership Limit or Existing Holder Limit, respectively, then the Corporation, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series J Preferred Stock, in such amount as required to comply with such Ownership Limit or Existing Holder Limit, respectively, at any time and from time to time, for a cash redemption price of $25.00 per share, plus all accrued and unpaid dividends to, but not including, the date fixed for redemption (except as provided below) (the "REIT Qualification Optional Redemption Right").

(2)   Holders of Series J Preferred Stock to be redeemed shall surrender such shares at the place designated in the notice of redemption, if any, and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption has been given and if the Corporation has set aside in trust the funds necessary for the redemption for the benefit of the holders of the Series J Preferred Stock called for redemption, then from and after the redemption date: (i) dividends shall cease to accrue on such shares of Series J Preferred Stock; (ii) such shares of Series J Preferred Stock shall no longer be deemed outstanding; and (iii) all rights of the holders of such shares shall terminate, except the right to receive the redemption price plus all accumulated and unpaid dividends.

(3)   Notice of redemption shall be mailed by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series J Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give or defect in such notice shall affect the validity of the proceedings for the redemption of any

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shares of Series J Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price and accrued and unpaid dividends payable on the redemption date; (iii) the number of shares of Series J Preferred Stock to be redeemed; (iv) the place or places, if any, where the Series J Preferred Stock is to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) if fewer than all shares of the Series J Preferred Stock held by any holder are to be redeemed, the number of shares of Series J Preferred Stock to be redeemed from such holder.

(4)   The holders of Series J Preferred Stock at the close of business on a Dividend Record Date shall be entitled to receive the dividend payable with respect to such Series J Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date. Except as provided above, the Corporation will make no payment or allowance for unpaid dividends, regardless of whether in arrears, on Series J Preferred Stock called for redemption.

(i)   Voting Rights.

(1)   Except as may be required by law or as otherwise expressly provided in this Item (ix) of this Subsection (c) of this Section 2 of this Article III, the holders of Series J Preferred Stock shall not be entitled to vote. On all matters with respect to which the Series J Preferred Stock is entitled to vote, each share of Series J Preferred Stock shall be entitled to one vote.

(2)   Whenever dividends on the Series J Preferred Stock are in arrears (which shall, with respect to any quarterly dividend, mean that any such dividend has not been paid in full whether or not earned or declared) for six or more quarterly periods (whether consecutive or not), the number of directors then constituting the Board of Directors shall be increased by two, and the holders of Series J Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable ("Voting Parity Preferred")) shall have the right to elect two directors of the Corporation at a special meeting called by the holders of record of at least 10% of the Series J Preferred Stock or at least 10% of any other Voting Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting, until all dividends accumulated on the Series J Preferred Stock for the past dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment of such dividends has been set aside for payment. If and when all accumulated dividends and the dividend for the then current dividend period on the Series J Preferred Stock shall have been paid in full or set aside for payment in full, the holders of the Series J Preferred Stock shall be divested of the foregoing voting rights (but subject always to the same provision for the vesting of such voting rights in the case of any similar future arrearages in six quarterly dividends), and if all accumulated dividends and the dividend for the then current period have been paid in full or set aside for payment in full on all series of Voting Parity Preferred, the term of office of each director so elected by the holders of the Series J Preferred Stock and the Voting Parity Preferred shall terminate.

(3)   As long as any shares of Series J Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least

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two- thirds of the outstanding shares of Series J Preferred Stock (voting as a separate class): (i) authorize or create, or increase the authorized or issued amount of, any Senior Preferred Stock or reclassify any authorized Capital Stock into, or create, authorize, or issue any obligation or security convertible into, exchangeable for or evidencing the right to purchase, any Senior Preferred Stock; or (ii) amend, alter, or repeal the provisions of these Restated Articles of Incorporation, as amended, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege, or voting power of the Series J Preferred Stock or the holders thereof; however, as long as the Series J Preferred Stock remains outstanding with its terms materially unchanged, taking into account that upon the occurrence of an Event, the Corporation may not be the surviving entity and the surviving entity may be the issuer of the Series J Preferred Stock, the occurrence of an Event described in clause (ii) above of this Subparagraph (3) shall not be deemed to materially and adversely affect such rights, preferences, privileges, or voting power of the holders of Series J Preferred Stock, and (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of the Series J Preferred Stock or any other series of Preferred Stock, in the case of either (x) or (y) ranking on a parity with or junior to the Series J Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution, or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges, or voting powers.

(4)   Notwithstanding the foregoing, the Series J Preferred Stock shall not be entitled to vote, and the foregoing voting provisions shall not apply, if at or prior to the time when the act with respect to which such vote would otherwise be required is effected, all outstanding shares of the Series J Preferred Stock have been redeemed or called for redemption, and sufficient funds have been deposited in trust for the benefit of the holders of the Series J Preferred Stock to effect such redemption.

(j)   Conversion.

(1)   The shares of Series J Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Paragraph (j). Notwithstanding anything to the foregoing in this Paragraph (j), if, prior to the Change of Control Conversion Date (as defined below), the Corporation has provided or provides notice of redemption with respect to the Series J Preferred Stock (pursuant to Paragraphs (f), (g) or (h) of this Item (ix)), the holders of shares of Series J Preferred Stock will not have the conversion right described in this Paragraph (j).

(2)   Upon the occurrence of a Change of Control, each holder of shares of Series J Preferred Stock shall have the right to convert some or all of the Series J Preferred Stock held by such holder (the "Change of Control Conversion Right") on the Change of Control Conversion Date into a number of shares of Common Stock, per share of Series J Preferred Stock to be converted (the "Common Stock Conversion Consideration") equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) the $25.00 liquidation preference per share of Series J Preferred Stock to be converted plus (y) the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividends will be included in such sum) by (ii) the Common Stock Price (as defined herein) and (B) 0.6361 (the "Share Cap"), subject to the immediately succeeding

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Paragraph.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Common Stock), subdivisions or combinations (in each case, a "Share Split") with respect to the Common Stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 4,452,700 shares of Common Stock (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters' option to purchase additional shares of Series J Preferred Stock in the initial public offering of Series J Preferred Stock is exercised, not to exceed 5,120,605 shares of Common Stock in total (or equivalent Alternative Conversion Consideration, as applicable) (the "Exchange Cap"). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which shares of Common Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the "Alternative Form Consideration"), a holder of shares of Series J Preferred Stock shall receive upon conversion of such shares of Series J Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the "Alternative Conversion Consideration"; and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the "Conversion Consideration").

In the event that holders of Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of the Common Stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of the Common Stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

The "Change of Control Conversion Date" shall be a business day set forth in the notice of Change of Control provided in accordance with Subparagraph (4) of this Paragraph (j) that is no less than 20 days nor more than 35 days after the date on which the Corporation provides such notice pursuant to Subparagraph (4) of this Paragraph (j).

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The "Common Stock Price" shall be (i) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash, (x) the average of the closing sale prices per share of Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Common Stock is then traded, or (y) the average of the last quoted bid prices for the Common Stock in the over- the- counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Common Stock is not then listed for trading on a U.S. securities exchange.

(3) No fractional shares of Common Stock shall be issued upon the conversion of Series J Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price.

(4) Within 15 days following the occurrence of a Change of Control, a notice of occurrence of the Change of Control, describing the resulting Change of Control Conversion Right, shall be delivered to the holders of record of the shares of Series J Preferred Stock at their addresses as they appear on the Corporation's stock transfer records and notice shall be provided to the Corporation's transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any share of Series J Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series J Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Stock Price; (v) the Change of Control Conversion Date; (vi) that if, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem all or any portion of the Series J Preferred Stock, the holder will not be able to convert shares of Series J Preferred Stock designated for redemption and such shares of Series J Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series J Preferred Stock; (viii) the name and address of the paying agent and the conversion agent; and (ix) the procedures that the holders of Series J Preferred Stock must follow to exercise the Change of Control Conversion Right.

(5) The Corporation shall issue a press release for publication on the Dow Jones & Corporation, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Corporation's website, in any event prior to the opening of business on the first business day following any date on which the Corporation provides notice pursuant to Subparagraph (4) of this Paragraph (j) to the holders of Series J Preferred Stock.

(6) In order to exercise the Change of Control Conversion Right, a holder

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of shares of Series J Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series J Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Corporation's transfer agent. Such notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series J Preferred Stock to be converted; and (iii) that the shares of Series J Preferred Stock are to be converted pursuant to the applicable provisions of these Articles. Notwithstanding the foregoing, if the shares of Series J Preferred Stock are held in global form, such notice shall comply with applicable procedures of The Depository Trust Corporation ("DTC").

(7)   Holders of Series J Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Corporation's transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn shares of Series J Preferred Stock; (ii) if certificated shares of Series J Preferred Stock have been issued, the certificate numbers of the shares of withdrawn Series J Preferred Stock; and (iii) the number of shares of Series J Preferred Stock, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the shares of Series J Preferred Stock are held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.

(8)   Shares of Series J Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date.

(9)   The Corporation shall deliver the applicable Conversion Consideration no later than the third business day following the Change of Control Conversion Date.

(10)   Notwithstanding anything to the contrary contained herein, no holder of shares of Series J Preferred Stock will be entitled to convert such shares of Series J Preferred Stock into shares of Common Stock to the extent that receipt of such shares of Common Stock would cause the holder of such shares of Common Stock (or any other person) to violate the Ownership Limit or Existing Holder Limit, respectively.

(x)   **Series K Preferred Stock**. Subject in all cases to the other provisions of this Section 2 of this Article III, including, without limitation, those provisions restricting the Beneficial Ownership and Constructive Ownership of shares of Capital Stock and those provisions with respect to Excess Stock, the following sets forth the designation, preferences, limitations as to dividends, voting and other rights, and the terms and conditions of redemption of the Series K Preferred Stock (defined below) of the Corporation. Unless the context otherwise requires, all defined terms in this Subsection 2(c)(x) of Article III shall apply solely with respect to this Subsection 2(c)(x) of Article III.

(a)   Designation and Number. There is hereby established a series of Preferred Stock designated "6.25% Series K Cumulative Redeemable Preferred Stock" (the "Series K Preferred Stock"), which shall consist of 6,900,000 authorized shares.

(b)   Status of Acquired Shares. All shares of Series K Preferred Stock redeemed, purchased, exchanged, or otherwise acquired by the Corporation shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series or class.

(c)   Rank. The Series K Preferred Stock shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank (i) junior to any other series of Preferred Stock hereafter duly established by the Board of Directors of the Corporation, the terms of which specifically provide that such series shall rank prior to the Series K Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, winding up or dissolution (the "Senior Preferred Stock"), (ii) pari passu with the Series J Preferred Stock and any other series of Preferred Stock hereafter duly established by the Board of Directors of the Corporation, the terms of which specifically provide that such series shall rank pari passu with the Series K Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, winding up or dissolution (the "Parity Preferred Stock"), and (iii) prior to the Common Stock, the Series B Preferred Stock and any other class or series of Capital Stock hereafter duly established by the Board of Directors of the Corporation, the terms of which specifically provide that such class or series of Capital Stock shall rank junior to the Series K Preferred Stock as to the payment of dividends and distribution of assets upon liquidation, winding up or dissolution, whether now existing or hereafter created (collectively, the "Junior Stock").

(d)   Dividends.

(1) Subject to the rights of any Senior Preferred Stock, the holders of the then outstanding shares of Series K Preferred Stock shall be entitled to receive, as and when declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the annual rate of 6.25% of the $25.00 per share liquidation preference (i.e., $1.5625 per annum per share). Such dividends shall accrue and be cumulative from the date of original issue and shall be payable in equal quarterly amounts in arrears on or about the last day of each March, June, September, and December or, if such day is not a business day, the next succeeding business day with the same force and effect as if made on such date (each, a "Dividend Payment Date") (for the purposes of this Subparagraph (1) of this Paragraph (d), a "business day" is any day, other than a Saturday, Sunday, or legal holiday, on which banks in Detroit, Michigan, are open for business), except Paragraphs (f), (g) or (h) of this Item (x) shall govern if there is any dividend payment period during which any shares of Series K Preferred Stock shall be redeemed pursuant to Paragraphs (f), (g) or (h) of this Item (x). The first dividend, which shall be paid on June 28, 2013 if so declared by the Board of Directors of the Corporation, will be for more than a full quarter. All dividends on the Series K Preferred Stock, including any dividend for any partial dividend period, shall be computed on the basis of a 360- day year consisting of twelve 30- day months. Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designed by the Board of Directors of the Corporation for the payment of dividends that is not more than 30 nor less than ten days prior to such Dividend Payment Date (each, a "Dividend Record Date").

(2)   No dividends on the Series K Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Corporation at such time as any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such declaration, payment, or setting apart for payment or provides that such declaration,

payment, or setting apart for payment would constitute a breach of, or a default under, such agreement or if such declaration, payment, or setting aside shall be restricted or prohibited by law.

(3)   Dividends on the Series K Preferred Stock shall accrue and be cumulative regardless of whether the Corporation has earnings, regardless of whether there are funds legally available for the payment of such dividends, and regardless of whether such dividends are declared by the Board of Directors. Accrued but unpaid dividends on the Series K Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable. Except as provided in this Subparagraph (3), unless full cumulative dividends on the Series K Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period: (i) no dividends (other than in shares of Junior Stock or as part of the consideration in connection with a redemption, purchase or other acquisition as permitted in (ii) below) shall be declared by the Board of Directors or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, the Series B Preferred Stock, the Series J Preferred Stock or any other class or series of Capital Stock ranking junior to or on a parity with the Series K Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution; and (ii) no shares of Common Stock, the Series B Preferred Stock, the Series J Preferred Stock or any other class or series of Capital Stock ranking junior to or on a parity with the Series K Preferred Stock as to dividend rights and rights upon liquidation, winding up or dissolution shall be redeemed, purchased, or otherwise acquired for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except (a) by conversion into or exchange for Junior Stock or (b) in furtherance of a REIT Qualification Optional Redemption (or substantially similar provisions relating to other shares of the Corporation's capital stock) or the provisions set forth in Subsections (d) and (e) of this Section 2 of this Article III to ensure the Corporation's REIT qualification). When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series K Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series K Preferred Stock, all dividends declared upon the Series K Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series K Preferred Stock shall be declared pro rata, so that the amount of dividends declared per share of Series K Preferred Stock and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series K Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other. No interest shall be payable in respect of any dividend payment on the Series K Preferred Stock that may be in arrears. Holders of shares of the Series K Preferred Stock shall not be entitled to any dividend, whether payable in cash, property, or stock, in excess of full cumulative dividends on the Series K Preferred Stock as provided above. Any dividend payment made on shares of the Series K Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares that remains payable.

(4)   If for any taxable year the Corporation elects to designate as "capital gains dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends paid or made available for the year to holders of all classes of Capital Stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall

be allocable to the holders of Series K Preferred Stock shall be the amount that the total dividends paid or made available to the holders of the Series K Preferred Stock for the year bears to the Total Dividends.

(e)   Liquidation Preference. Subject to the rights of any Senior Preferred Stock, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, and before any distribution of assets shall be made in respect of any Junior Stock, the holders of the Series K Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its shareholders a liquidation preference of $25.00 per share in cash (or property having a fair market value as determined by the Board of Directors valued at $25.00 per share), plus an amount equal to any accrued but unpaid dividends to, but not including, the date of payment. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series K Preferred Stock shall have no right or claims to any of the remaining assets of the Corporation. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding- up of the affairs of the Corporation, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series K Preferred Stock and the corresponding amounts payable on all shares of Parity Preferred Stock, then the holders of the Series K Preferred Stock and Parity Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Neither the consolidation or merger of the Corporation with or into any other corporation, trust, or entity (or of any other corporation with or into the Corporation) nor the sale, lease, or conveyance of all or substantially all of the property or business of the Corporation shall be deemed to constitute a liquidation, dissolution or winding up of the Corporation for the purpose of this Paragraph (e) of this Item (x). Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre- paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of shares of Series K Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.

(f)   Redemption.

(1)   (A)   The Series K Preferred Stock is not redeemable prior to March 15, 2018, except as set forth in Paragraphs (g) or (h) of this Item (x).

(B)   Notwithstanding anything in Paragraphs (f), (g) or (h) of this Item (x) or otherwise, nothing in this Subsection 2(c)(x) of Article III shall prevent or restrict (i) at any time, the purchase or acquisition of shares of Series K Preferred Stock by the Corporation pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series K Preferred Stock or (ii) so long as full cumulative dividends on the Series K Preferred Stock for all past dividend periods shall have been or contemporaneously are (X) declared and paid in cash, or (Y) declared and a sum sufficient for the payment thereof in cash is set apart for payment, the purchase or acquisition by the Corporation, from time to time, either at a public or a private sale, all or any part of the Series K Preferred Stock at such price or prices as the Corporation may determine, subject to the provisions of applicable law, including the repurchase of shares of Series K Preferred Stock in open- market transactions duly authorized by the Board of Directors.

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(2)   On and after March 15, 2018, the Corporation, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series K Preferred Stock, in whole or in part, at any time and from time to time, for a cash redemption price of $25.00 per share, plus all accrued and unpaid dividends to, but not including, the date fixed for redemption (except as provided below).

(3)   Holders of Series K Preferred Stock to be redeemed shall surrender such shares at the place designated in the notice of redemption, if any, and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption has been given and if the Corporation has set aside in trust the funds necessary for the redemption for the benefit of the holders of the Series K Preferred Stock called for redemption, then from and after the redemption date (unless the Corporation defaults in payment of the redemption price and all accumulated and unpaid dividends): (i) dividends shall cease to accrue on such shares of Series K Preferred Stock; (ii) such shares of Series K Preferred Stock shall no longer be deemed outstanding; and (iii) all rights of the holders of such shares shall terminate, except the right to receive the redemption price plus all accumulated and unpaid dividends to, but not including, the redemption date, without interest.

If less than all of the outstanding Series K Preferred Stock is to be redeemed, the Series K Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Corporation. If redemption pursuant to this Paragraph (f) will result in a violation of the Ownership Limit or Existing Holder Limit, respectively, then the Corporation may concurrently exercise its rights under the REIT Qualification Optional Redemption pursuant to Paragraph (h) of this Item (x).

(4)   Unless full cumulative dividends on all shares of Series K Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient set apart for payment for all past dividend periods and the then current dividend period, no shares of Series K Preferred Stock, Parity Preferred Stock or Junior Stock shall be redeemed unless all outstanding shares of Series K Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series K Preferred Stock, Parity Preferred Stock or Junior Stock (except by exchange for Junior Stock).

(5)   Notice of redemption shall be mailed by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series K Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give or defect in such notice shall affect the validity of the proceedings for the redemption of any shares of Series K Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price and accrued and unpaid dividends payable on the redemption date; (iii) the number of shares of Series K Preferred Stock to be redeemed; (iv) the place or places, if any, where the Series K Preferred Stock is to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) if fewer than all shares of the Series K Preferred Stock held by any holder are to be redeemed, the

number of shares of Series K Preferred Stock to be redeemed from such holder.

(6)   The holders of Series K Preferred Stock at the close of business on a Dividend Record Date shall be entitled to receive the dividend payable with respect to such Series K Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date. Except as provided above, the Corporation will make no payment or allowance for unpaid dividends, regardless of whether in arrears, on Series K Preferred Stock called for redemption.

(7)   The Series K Preferred Stock has no stated maturity and shall not be subject to any sinking fund or mandatory redemption by the Corporation.

(g)   Special Optional Redemption by Corporation.

(1)   Upon the occurrence of a Change of Control (as defined below), the Corporation may, at its option, redeem shares of the Series K Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash at $25.00 per share plus accrued and unpaid dividends, if any, to, but not including, the redemption date ("Special Optional Redemption Right").

(2)   Notice shall be mailed by the Corporation, postage pre- paid, no fewer than 30 nor more than 60 days prior to the redemption date and addressed to the holders of record of shares of the Series K Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series K Preferred Stock except as to the holder to whom notice was defective or not given.

A "Change of Control" is when, after the original issuance of the Series K Preferred Stock, the following have occurred and are continuing:

(i)   the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Corporation entitling that person to exercise more than 50% of the total voting power of all stock of the Corporation entitled to vote generally in the election of the Corporation's directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii)   following the closing of any transaction referred to in (i) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the "NYSE"), the NYSE MKT LLC (the "NYSE MKT"), or the NASDAQ Stock Market ("NASDAQ"), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

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(3)   In addition to any information required by law or by the applicable rules of any exchange upon which the Series K Preferred Stock may be listed or admitted to trading, such notice shall state: (i) the redemption date; (ii) the redemption price and accrued and unpaid dividends payable on the redemption date; (iii) the number of shares of Series K Preferred Stock to be redeemed; (iv) the place or places where the certificates, if any, representing shares of Series K Preferred Stock are to be surrendered for payment of the redemption price; (v) procedures for surrendering noncertificated shares, if any, of Series K Preferred Stock for payment of the redemption price; (vi) that dividends on the shares of Series K Preferred Stock to be redeemed will cease to accumulate on the redemption date; (vii) that payment of the redemption price and any accumulated and unpaid dividends will be made upon presentation and surrender of such Series K Preferred Stock; (viii) that the shares of Series K Preferred Stock are being redeemed pursuant to the Special Optional Redemption Right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; and (ix) that holders of the shares of Series K Preferred Stock to which the notice relates will not be able to tender such shares of Series K Preferred Stock for conversion in connection with the Change of Control and each share of Series K Preferred Stock tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date. If fewer than all of the shares of Series K Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series K Preferred Stock held by such holder to be redeemed.

If fewer than all of the outstanding shares of Series K Preferred Stock are to be redeemed pursuant to the Special Optional Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or in such other equitable method determined by the Corporation. If redemption pursuant to the Special Optional Redemption Right will result in a violation of the Ownership Limit or Existing Holder Limit, respectively, then the Corporation may concurrently exercise its rights under the REIT Qualification Optional Redemption pursuant to Paragraph (h) of this Item (x).

(4)   If the Corporation has given a notice of redemption pursuant to the Special Optional Redemption Right and has set aside sufficient funds for the redemption in trust for the benefit of the holders of the Series K Preferred Stock called for redemption, then from and after the redemption date (unless the Corporation defaults in payment of the redemption price and all accumulated and unpaid dividends): (i) dividends shall cease to accrue on such shares of Series K Preferred Stock; (ii) such shares of Series K Preferred Stock shall no longer be deemed outstanding; and (iii) all rights of the holders of such shares shall terminate, except the right to receive the redemption price plus all accumulated and unpaid dividends to, but not including, the redemption date, without interest.

(5)   The holders of Series K Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to the Series K Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption of the Series K Preferred Stock pursuant to the Special Optional Redemption Right between such Dividend Record Date and the corresponding Dividend Payment Date or the Corporation's default in the payment of the dividend due. Except as provided herein, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series K Preferred Stock for which a notice of redemption pursuant to the Special

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Optional Redemption Right has been given.

(h)   REIT Qualification Optional Redemption by Corporation.

(1)   If the Corporation determines it necessary to redeem any or all of a holder's Series K Preferred Stock to prevent a violation of the Ownership Limit or Existing Holder Limit, respectively, then the Corporation, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series K Preferred Stock, in such amount as required to comply with such Ownership Limit or Existing Holder Limit, respectively, at any time and from time to time, for a cash redemption price of $25.00 per share, plus all accrued and unpaid dividends to, but not including, the date fixed for redemption (except as provided below) (the "REIT Qualification Optional Redemption Right").

(2)   Holders of Series K Preferred Stock to be redeemed shall surrender such shares at the place designated in the notice of redemption, if any, and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption has been given and if the Corporation has set aside in trust the funds necessary for the redemption for the benefit of the holders of the Series K Preferred Stock called for redemption, then from and after the redemption date (unless the Corporation defaults in payment of the redemption price and all accumulated and unpaid dividends): (i) dividends shall cease to accrue on such shares of Series K Preferred Stock; (ii) such shares of Series K Preferred Stock shall no longer be deemed outstanding; and (iii) all rights of the holders of such shares shall terminate, except the right to receive the redemption price plus all accumulated and unpaid dividends to, but not including, the redemption date, without interest.

(3)   Notice of redemption shall be mailed by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series K Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give or defect in such notice shall affect the validity of the proceedings for the redemption of any shares of Series K Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price and accrued and unpaid dividends payable on the redemption date; (iii) the number of shares of Series K Preferred Stock to be redeemed; (iv) the place or places, if any, where the Series K Preferred Stock is to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) if fewer than all shares of the Series K Preferred Stock held by any holder are to be redeemed, the number of shares of Series K Preferred Stock to be redeemed from such holder.

(4)   The holders of Series K Preferred Stock at the close of business on a Dividend Record Date shall be entitled to receive the dividend payable with respect to such Series K Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date. Except as provided above, the Corporation will make no payment or allowance for unpaid dividends, regardless of whether in arrears, on Series K Preferred Stock called for redemption.

(i)   Voting Rights.

(1)   Except as may be required by law or the rules of the NYSE or any other securities exchange or quotation system on which the Series K preferred stock is then listed, traded or quoted, or as otherwise expressly provided in this Item (x) of this Subsection (c) of this Section 2 of this Article III, the holders of Series K Preferred Stock shall not be entitled to vote. On all matters with respect to which the Series K Preferred Stock is entitled to vote, each share of Series K Preferred Stock shall be entitled to one vote.

(2)   Whenever dividends on the Series K Preferred Stock are in arrears (which shall, with respect to any quarterly dividend, mean that any such dividend has not been paid in full whether or not earned or declared) for six or more quarterly periods (whether consecutive or not), the number of directors then constituting the Board of Directors shall be increased by two, and the holders of Series K Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable ("Voting Parity Preferred")) shall have the right to elect two directors of the Corporation at a special meeting called by the holders of record of at least 10% of the Series K Preferred Stock or at least 10% of any other Voting Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, each to serve until all dividends accumulated on the Series K Preferred Stock for the past dividend periods and the then current dividend period have been fully paid or declared and a sum sufficient for the payment of such dividends has been set aside for payment. If and when all accumulated dividends and the dividend for the then current dividend period on the Series K Preferred Stock shall have been paid in full or set aside for payment in full, the holders of the Series K Preferred Stock shall be divested of the foregoing voting rights (but subject always to the same provision for the vesting of such voting rights in the case of any similar future arrearages in six quarterly dividends), and if all accumulated dividends and the dividend for the then current period have been paid in full or set aside for payment in full on all series of Voting Parity Preferred, the term of office of each director so elected by the holders of the Series K Preferred Stock and the Voting Parity Preferred shall terminate.

(3)   As long as any shares of Series K Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least two- thirds of the outstanding shares of Series K Preferred Stock (voting as a separate class): (i) authorize or create, or increase the authorized or issued amount of, any Senior Preferred Stock or reclassify any authorized Capital Stock into, or create, authorize, or issue any obligation or security convertible into, exchangeable for or evidencing the right to purchase, any Senior Preferred Stock; or (ii) amend, alter, or repeal the provisions of these Restated Articles of Incorporation, as amended, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege, or voting power of the Series K Preferred Stock or the holders thereof; however, as long as the Series K Preferred Stock remains outstanding with its terms materially unchanged, taking into account that upon the occurrence of an Event, the Corporation may not be the surviving entity and the surviving entity may be the issuer of the Series K Preferred Stock, the occurrence of an Event described in clause (ii) above of this Subparagraph (3) shall not be deemed to materially and adversely affect such rights, preferences, privileges, or voting power of the holders of Series K Preferred Stock, and (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of the Series K Preferred Stock or any other series of Preferred Stock, in the case of either (x) or (y) ranking on a parity with or junior to the

Series K Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution, or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges, or voting powers.

(4)   Notwithstanding the foregoing, the Series K Preferred Stock shall not be entitled to vote, and the foregoing voting provisions shall not apply, if at or prior to the time when the act with respect to which such vote would otherwise be required is effected, all outstanding shares of the Series K Preferred Stock have been redeemed or called for redemption, and sufficient funds have been deposited in trust for the benefit of the holders of the Series K Preferred Stock to effect such redemption.

(j)   Conversion.

(1)   The shares of Series K Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Paragraph (j). Notwithstanding anything to the foregoing in this Paragraph (j), if, prior to the Change of Control Conversion Date (as defined below), the Corporation has provided or provides notice of redemption with respect to the Series K Preferred Stock (pursuant to Paragraphs (f), (g) or (h) of this Item (x)), the holders of shares of Series K Preferred Stock will not have the conversion right described in this Paragraph (j).

(2)   Upon the occurrence of a Change of Control, each holder of shares of Series K Preferred Stock shall have the right to convert some or all of the Series K Preferred Stock held by such holder (the "Change of Control Conversion Right") on the Change of Control Conversion Date into a number of shares of Common Stock, per share of Series K Preferred Stock to be converted (the "Common Stock Conversion Consideration") equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) the $25.00 liquidation preference per share of Series K Preferred Stock to be converted plus (y) the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividends will be included in such sum) by (ii) the Common Stock Price (as defined herein) and (B) 0.64218 (the "Share Cap"), subject to the immediately succeeding Paragraph.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Common Stock), subdivisions or combinations (in each case, a "Share Split") with respect to the Common Stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 3,853,080 shares of Common Stock (or equivalent Alternative Conversion Consideration, as applicable), subject to increase to the extent the underwriters' option to purchase additional shares of Series K Preferred Stock in the initial public offering of Series K Preferred Stock is exercised, not to exceed 4,431,042 shares of Common Stock in total (or equivalent Alternative Conversion Consideration, as applicable) (the "Exchange Cap"). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which shares of Common Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the "Alternative Form Consideration"), a holder of shares of Series K Preferred Stock shall receive upon conversion of such shares of Series K Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the "Alternative Conversion Consideration"; and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the "Conversion Consideration").

In the event that holders of Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of the Common Stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of the Common Stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

The "Change of Control Conversion Date" shall be a business day set forth in the notice of Change of Control provided in accordance with Subparagraph (4) of this Paragraph (j) that is no less than 20 days nor more than 35 days after the date on which the Corporation provides such notice pursuant to Subparagraph (4) of this Paragraph (j).

The "Common Stock Price" shall be (i) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash, (x) the average of the closing sale prices per share of Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Common Stock is then traded, or (y) the average of the last quoted bid prices for the Common Stock in the over- the- counter market as reported by OTC Markets Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Common Stock is not then listed for trading on a U.S. securities exchange.

(3) No fractional shares of Common Stock shall be issued upon the conversion of Series K Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price.

(4)   Within 15 days following the occurrence of a Change of Control, a notice of occurrence of the Change of Control, describing the resulting Change of Control Conversion Right, shall be delivered to the holders of record of the shares of Series K Preferred Stock at their addresses as they appear on the Corporation's stock transfer records and notice shall be provided to the Corporation's transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any share of Series K Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series K Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Stock Price; (v) the Change of Control Conversion Date; (vi) that if, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem all or any portion of the Series K Preferred Stock, the holder will not be able to convert shares of Series K Preferred Stock designated for redemption and such shares of Series K Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series K Preferred Stock; (viii) the name and address of the paying agent and the conversion agent; and (ix) the procedures that the holders of Series K Preferred Stock must follow to exercise the Change of Control Conversion Right.

(5)   The Corporation shall issue a press release for publication on the Dow Jones & Corporation, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Corporation's website, in any event prior to the opening of business on the first business day following any date on which the Corporation provides notice pursuant to Subparagraph (4) of this Paragraph (j) to the holders of Series K Preferred Stock.

(6)   In order to exercise the Change of Control Conversion Right, a holder of shares of Series K Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series K Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Corporation's transfer agent. Such notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series K Preferred Stock to be converted; and (iii) that the shares of Series K Preferred Stock are to be converted pursuant to the applicable provisions of these Articles. Notwithstanding the foregoing, if the shares of Series K Preferred Stock are held in global form, such notice shall comply with applicable procedures of The Depository Trust Corporation ("DTC").

(7)   Holders of Series K Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Corporation's transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn shares of Series K Preferred Stock; (ii) if certificated shares of Series K Preferred Stock have been issued, the certificate numbers of the shares of withdrawn Series K Preferred Stock; and (iii) the number of shares of Series K Preferred Stock, if any, which remain subject to the conversion notice. Notwithstanding the foregoing,

if the shares of Series K Preferred Stock are held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.

(8)   Shares of Series K Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date.

(9)   The Corporation shall deliver the applicable Conversion Consideration no later than the third business day following the Change of Control Conversion Date.

(10)   Notwithstanding anything to the contrary contained herein, no holder of shares of Series K Preferred Stock will be entitled to convert such shares of Series K Preferred Stock into shares of Common Stock to the extent that receipt of such shares of Common Stock would cause the holder of such shares of Common Stock (or any other person) to violate the Ownership Limit or Existing Holder Limit, respectively.

(j)   Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any Series K Preferred Stock is outstanding, the Corporation shall (i) transmit by mail (or other permissible means under the Exchange Act) to all holders of Series K Preferred Stock as their names and addresses appear in the Corporation's record books and without cost to such holders, copies of the annual reports on Form 10- K and quarterly reports on Form 10- Q that the Corporation would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if it were subject thereto (other than any exhibits, including certifications, that would have been required) and (ii) promptly, upon request, supply copies of such reports to any prospective holder of Series K Preferred Stock. The Corporation shall mail (or otherwise provide) the information to the holders of Series K Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10- K or Form 10- Q, as the case may be, in respect of such information would have been required to be filed with the U.S. Securities and Exchange Commission, if we were subject to Section 13 or 15(d) of the Exchange Act.

(d)   Restrictions on Transfer.

(i)   Definitions. The following terms shall have the following meanings for purposes of these Amended and Restated Articles of Incorporation:

"Affiliate" and "Affiliates" mean, (i) with respect to any individual, any member of such individual's Immediate Family, a Family Trust with respect to such individual, and any Person (other than an individual) in which such individual and/or his Affiliate(s) owns, directly or indirectly, more than 50% of any class of Equity Security or of the aggregate Beneficial Interest of all beneficial owners, or in which such individual or his Affiliate is the sole general partner, or is the sole managing general partner, or which is controlled by such individual and/or his Affiliates; and (ii) with respect to any Person (other than an individual), any Person (other than an individual) which controls, is controlled by, or is under common control with, such Person, and any individual who is the sole general partner or the sole managing general partner in, or who controls, such Person. The terms "Affiliated" and "Affiliated with" shall have the correlative meanings.

"Beneficial Interest" means an interest, whether as partner, joint venturer, cestui que trust, or otherwise, a contract right, or a legal or equitable position under or by which the possessor participates in the economic or other results of the Person (other than an individual) to which such interest, contract right, or position relates.

"Beneficial Ownership" means ownership of shares of Capital Stock (including Capital Stock that may be acquired upon conversion of Debentures) (i) by a Person who owns such shares of Capital Stock in his own name or is treated as an owner of such shares of Capital Stock constructively through the application of Section 544 of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3)(A) of the Code; or (ii) by a person who falls within the definition of "Beneficial Owner" under Section 776(4) of the Act. The terms "Beneficial Owner", "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

"Capital Stock" means the Common Stock and the Preferred Stock, including shares of Common Stock and Preferred Stock that have become Excess Stock.

"Charitable Proceeds" means the amounts due from time to time to the Designated Charity, consisting of (i) dividends or other distributions, including capital gain distributions (but not including liquidating distributions not otherwise within the definition of Excess Liquidation Proceeds), paid with respect to Excess Stock, (ii) in the case of a sale of Excess Stock, the excess, if any, of the Net Sales Proceeds over the amount due to the Purported Transferee as determined under Item (iii)(b) of Subsection (e) of this Section 2 of this Article III, and (iii) in the case of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Excess Liquidation Proceeds.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Constructive Ownership" means ownership of shares of Capital Stock (including Capital Stock that may be acquired upon conversion of Debentures) by a Person who owns such shares of Capital Stock in his own name or would be treated as an owner of such shares of Capital Stock constructively through the application of Section 318 of the Code, as modified by Section 856 (d)(5) of the Code. The terms "Constructive Owner", "Constructively Owns" and "Constructively Owned" shall have the correlative meanings.

"Control(s)" (and its correlative terms "Controlled By" and "Under Common Control With") means, with respect to any Person (other than an individual), possession by the applicable Person or Persons of the power, acting alone (or solely among such applicable Person or Persons, acting together), to designate and direct or cause the designation and direction of the management and policies thereof, whether through the ownership of voting securities, by contract, or otherwise.

"Debentures" means any convertible debentures or other convertible debt securities issued by the Corporation from time to time.

"Demand" means the written notice to the Purported Transferee demanding delivery to the Designated Agent of (i) all certificates or other evidence of ownership of shares of Excess Stock and (ii) Excess Share Distributions. Any reference to "the date of the Demand" means the date upon which the Demand is mailed or otherwise transmitted by the Corporation.

"Designated Agent" means the agent designated by the Board of Directors, from time to time, to act as attorney- in- fact for the Designated Charity and to take delivery of certificates or other evidence of ownership of shares of Excess Stock and Excess Share Distributions from a

Purported Transferee.

"Designated Charity" means any one or more organizations described in Sections 501(c)(3) and 170(c) of the Code, as may be designated by the Board of Directors from time to time to receive any Charitable Proceeds.

"Equity Security" has the meaning ascribed to it in the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations thereunder (and any successor laws, rules and regulations of similar import).

"Excess Liquidation Proceeds" means, with respect to shares of Excess Stock, the excess, if any, of (i) the amount which would have been due to the Purported Transferee pursuant to Subsection (a)(ii) of this Section 2 of this Article III with respect to such stock in the case of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation if the Transfer had been valid under Item (ii) of this Subsection (d) of this Section 2 of this Article III, over (ii) the amount due to the Purported Transferee as determined under Item (iii)(b)(2) of Subsection (e) of this Section 2 of this Article III.

"Excess Share Distributions" means dividends or other distributions, including, without limitation, capital gain distributions and liquidating distributions, paid with respect to shares of Excess Stock.

"Excess Stock" means shares of Common Stock and shares of Preferred Stock that have been automatically converted to Excess Stock pursuant to the provisions of Item (iii) of this Subsection (d) of this Section 2 of this Article III, and which are subject to the provisions of Subsection (e) of this Section 2 of this Article III.

"Existing Holder" means (i) the General Motors Hourly- Rate Employees Pension Trust, (ii) the General Motors Salaried Employees Pension Trust (such trusts referred to in (i) or (ii) are hereinafter referred to as "GMPTS"), (iii) the AT&T Master Pension Trust, (iv) any nominee of the foregoing, and (v) any Person to whom an Existing Holder transfers Beneficial Interest of Regular Capital Stock if (x) the result of such transfer would be to cause the transferee to Beneficially Own shares of Regular Capital Stock in excess of the greater of the Ownership Limit or any pre- existing Existing Holder Limit with respect to such transferee (such excess being herein referred to as the "Excess Amount") and (y) the transferor Existing Holder, by notice to the Corporation in connection with such transfer, designates such transferee as a successor Existing Holder (it being understood that, upon any such transfer, the Existing Holder Limit for the transferor Existing Holder shall be reduced by the Excess Amount and the then applicable Ownership Limit or Existing Holder Limit for the transferee Existing Holder shall be increased by such Excess.

"Existing Holder Limit" (i) for any Existing Holder who is an Existing Holder by virtue of Clauses (i) and (ii) of the definition thereof means the greater of (x) 9.9% of the outstanding Capital Stock, reduced (but not below the Ownership Limit) by any Excess Amount transferred in accordance with clause (v) of the definition of Existing Holder and (y) 4,365,713 shares of Regular Capital Stock (as adjusted to reflect any increase in the number of outstanding shares as the result of a stock dividend or any increase or decrease in the number of outstanding shares resulting from a stock split or reverse stock split), reduced (but not below the Ownership Limit) by any Excess Amount transferred in accordance with clause (v) of the definition of Existing Holder, (ii) for any Existing Holder who is an Existing Holder by virtue of Clause (iii) of the definition thereof means the greater of (x) 13.74% of the outstanding Capital Stock, reduced (but not below the Ownership Limit) by any

Excess Amount transferred in accordance with clause (v) of the definition of Existing Holder and (y) 6,059,080 shares of Regular Capital Stock (as adjusted to reflect any increase in the number of outstanding shares as the result of a stock dividend or any increase or decrease in the number of outstanding shares resulting from a stock split or reverse stock split), reduced (but not below the Ownership Limit) by any Excess Amount transferred in accordance with Clause (v) of the definition of Existing Holder, (iii) for any Existing Holder who is an Existing Holder by virtue of Clause (iv) of the definition thereof means the percentage of the outstanding Capital Stock or the number of shares of the outstanding Regular Capital Stock that the Beneficial Owner for whom the Existing Holder is acting as nominee is permitted to own under this definition, and (iv) for any Existing Holder who is an Existing Holder by virtue of Clause (v) of the definition thereof means the greater of (x) a percentage of the outstanding Capital Stock equal to the Ownership Limit or pre-existing Existing Holder Limit applicable to such Person plus the Excess Amount transferred to such Person pursuant to clause (v) of the definition of Existing Holder and (y) the number of shares of outstanding Regular Capital Stock equal to the Ownership Limit or pre- existing Existing Holder Limit applicable to such Person plus the Excess Amount transferred to such Person pursuant to clause (v) of the definition of Existing Holder.

"Family Trust" means, with respect to an individual, a trust for the benefit of such individual or for the benefit of any member or members of such individual's Immediate Family or for the benefit of such individual and any member or members of such individual's Immediate Family (for the purpose of determining whether or not a trust is a Family Trust, the fact that one or more of the beneficiaries (but not the sole beneficiary) of the trust includes a Person or Persons, other than a member of such individual's Immediate Family, entitled to a distribution after the death of the settlor if he, she, it, or they shall have survived the settlor of such trust and/or includes an organization or organizations exempt from federal income taxes pursuant to the provisions of Section 501(a) of the Code and described in Section 501(c)(3) of the Code, shall be disregarded); provided, however, that in respect of transfers by way of testamentary or inter vivos trust, the trustee or trustees shall be solely such individual, a member or members of such individual's Immediate Family, a responsible financial institution and/or an attorney that is a member of the bar of any state in the United States.

"Immediate Family" means, with respect to a Person, (i) such Person's spouse (former or then current), (ii) such Person's parents and grandparents, and (iii) ascendants and descendants (natural or adoptive, of the whole or half blood) of such Person's parents or of the parents of such Person's spouse (former or then current).

"Look Through Entity" means any Person that (i) is not an individual or an organization described in Sections 401(a), 501(c)(17), or 509(a) of the Code or a portion of a trust permanently set aside or to be used exclusively for the purposes described in Section 642(c) of the Code or a corresponding provision of a prior income tax law, and (ii) provides the Corporation with (a) a written affirmation and undertaking, subject only to such exceptions as are acceptable to the Corporation in its sole discretion, that (x) it is not an organization described in Sections 401(a), 501(c)(17) or 509(a) of the Code or a portion of a trust permanently set aside or to be used exclusively for the purposes described in Section 642(c) of the Code or a corresponding provision of a prior income tax law, (y) after the application of the rules for determining stock ownership, as set forth in Section 544(a) of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3)(A) of the Code, no "individual" would own, Beneficially or Constructively, more than the then- applicable Ownership Limit, taking into account solely for the purpose of determining such "individual's" ownership for the purposes of this clause (y) (but not for determining whether such "individual" is in compliance with the Ownership Limit for any other purpose) only such "individual's" Beneficial and Constructive Ownership derived

34

solely from such Person and (z) it does not Constructively Own 10% or more of the equity of any tenant with respect to real property from which the Corporation or TRG receives or accrues any rent from real property, and (b) such other information regarding the Person that is relevant to the Corporation's qualifications to be taxed as a REIT as the Corporation may reasonably request.

"Market Price" means, with respect to any class or series of shares of Regular Capital Stock, the last reported sales price of such class or series of shares reported on the New York Stock Exchange on the trading day immediately preceding the relevant date, or if such class or series of shares of Regular Capital Stock is not then traded on the New York Stock Exchange, the last reported sales price of such class or series of shares on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over which such class or series of shares may be traded, or if such class or series of shares of Regular Capital Stock is not then traded over any exchange or quotation system, then the market price of such class or series of shares on the relevant date as determined in good faith by the Board of Directors of the Corporation.

"Net Sales Proceeds" means the gross proceeds received by the Designated Agent upon a sale of Regular Capital Stock that has become Excess Stock, reduced by (i) all expenses (including, without limitation, any legal expenses or fees) incurred by the Designated Agent in obtaining possession of (x) the certificates or other evidence of ownership of the Regular Capital Stock that had become Excess Stock and (y) any Excess Share Distributions, and (ii) any expenses incurred in selling or transferring such shares (including, without limitation, any brokerage fees, commissions, stock transfer taxes or other transfer fees or expenses).

"Ownership Limit" means 8.23% of the value of the outstanding Capital Stock of the Corporation.

"Person" means (a) an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and (b) also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations thereunder (and any successor laws, rules and regulations of similar import).

"Purported Transferee" means, with respect to any purported Transfer which results in Excess Stock, the purported beneficial transferee for whom the shares of Regular Capital Stock would have been acquired if such Transfer had been valid under Item (ii) of this Subsection (d) of this Section 2 of this Article III.

"Regular Capital Stock" means shares of Common Stock and Preferred Stock that are not Excess Stock.

"REIT" means a Real Estate Investment Trust defined in Section 856 of the Code.

"Transfer" means any sale, transfer, gift, assignment, devise or other disposition of Capital Stock, (including (i) the granting of any option or entering into any agreement for the sale, transfer or other disposition of Capital Stock or (ii) the sale, transfer, assignment or other disposition of any securities or rights convertible into or for Capital Stock), whether voluntary or involuntary, whether of record or beneficial ownership, and whether by operation of law or otherwise.

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(ii)   Restriction on Transfers.

(a)   Except as provided in Item (viii) of this Subsection (d) of this Section 2 of this Article III, no Person (other than an Existing Holder) shall Beneficially Own or Constructively Own shares of Capital Stock having an aggregate value in excess of the Ownership Limit, and No Existing Holder shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Existing Holder Limit for such Existing Holder.

(b)   Except as provided in Item (viii) of this Subsection (d) of this Section 2 of this Article III, any Transfer that, if effective, would result in any Person (other than an Existing Holder) Beneficially Owning or Constructively Owning shares of Regular Capital Stock having an aggregate value in excess of the Ownership Limit shall be void ab initio as to the Transfer of such shares which would be otherwise Beneficially Owned or Constructively Owned by such Person in excess of the Ownership Limit, and the intended transferee shall acquire no rights in such shares.

(c)   Except as provided in Item (viii) of this Subsection (d) of this Section 2 of this Article III, any Transfer that, if effective, would result in any Existing Holder Beneficially Owning or Constructively Owning shares of Regular Capital Stock in excess of the applicable Existing Holder Limit shall be void ab initio as to the Transfer of such shares which would be otherwise Beneficially Owned or Constructively Owned by such Existing Holder in excess of the applicable Existing Holder Limit, and such Existing Holder shall acquire no rights in such shares.

(d)   Except as provided in Item (viii) of this Subsection (d) of this Section 2 of this Article III, any Transfer that, if effective, would result in the Capital Stock being beneficially owned by fewer than 100 Persons (determined without reference to any rules of attribution) shall be void ab initio as to the Transfer of such shares which would be otherwise beneficially owned by the transferee, and the intended transferee shall acquire no rights in such shares.

(e)   Any Transfer that, if effective, would result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code shall be void ab initio as to the Transfer of the shares of Regular Capital Stock which would cause the Corporation to be "closely held" within the meaning of Section 856(h) of the Code, and the intended transferee shall acquire no rights in such shares.

(f)   In determining the shares which any Person Beneficially Owns (or would Beneficially Own following a purported Transfer) or Constructively Owns (or would Constructively Own following a purported Transfer) for purposes of applying the limitations contained in Paragraphs (a), (b), (c), (d) and (e) of this Item (ii) of this Subsection (d) of this Article III:

(1)   shares of Capital Stock that may be acquired upon conversion of Debentures Beneficially Owned or Constructively Owned by such Person, but not shares of Capital Stock issuable upon conversion of Debentures held by others, are deemed to be outstanding.

(2)   a pension trust shall be treated as owning all shares of Capital Stock (including Capital Stock that may be acquired upon conversion of Debentures) as are (x) owned in its own name or with respect to which it is treated as an owner constructively through

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the application of Section 544 of the Code as modified by Section 856(h)(1)(B) of the Code but not by Section 856(h)(3)(A) of the Code and (y) owned by, or treated as owned by, constructively through the application of Section 544 of the Code as modified by Section 856(h)(1)(B) of the Code but not by Section 856(h)(3)(A) of the Code, all pension trusts sponsored by the same employer as such pension trust or sponsored by any of such employer's Affiliates. Notwithstanding the foregoing, (y) above shall not apply in the case of either Motors Insurance Corporation and its subsidiaries (collectively, "MIC") or any pension trusts sponsored by the General Motors Corporation, a Delaware corporation ("GMC"), or the American Telephone and Telegraph Company, a New York corporation ("AT&T"), or by any of their respective Affiliates, provided that with respect to MIC and each such pension trust sponsored by GMC, AT&T or any of their respective Affiliates, other than the Existing Holders described in (i) through (iii) in the definition thereof, all of the following conditions are met: (i) each such pension trust is administered, and will continue to be administered, by persons who do not serve in an administrative or other capacity to any other such pension trust sponsored by GMC or any Affiliate of GMC or AT&T or any Affiliate of AT&T, as applicable, including the Existing Holders described in (i) through (iv) in the definition thereof, (it being understood that the fact that any two such pension trusts may have in common one or more, but less than a majority, of the persons having ultimate investment authority for such pension trusts shall not cause such trusts to be treated as one Person, provided that they are otherwise separately administered as hereinbefore described), (ii) day to day investment decisions with respect to MIC are made by a person or persons different than the person or persons who make such decisions for the pension trusts sponsored by GMC or its affiliates, including the Existing Holders described in (i), (ii) and, in respect of (i) and (ii), item (iv) in the definition thereof, (although MIC and the pension trusts sponsored by GMC may have in common the person or persons with ultimate investment authority for such entities), and the investment of MIC in the Corporation does not exceed 2% of the value of the outstanding Capital Stock of the Corporation, (iii) neither MIC nor any such pension trust acts or will act, in concert with MIC, any other pension trust sponsored by GMC or any Affiliate of GMC or AT&T or any Affiliate of AT&T, as applicable, including the Existing Holders described in (i) through (iv) in the definition thereof, with respect to its investment in the Corporation, and (iv) as from time to time requested by the Corporation, MIC and each pension trust shall provide the Corporation with a representation and undertaking in writing to the foregoing effect.

(3)   If there are two or more classes of stock then outstanding, the total value of the outstanding Capital Stock shall be allocated among the different classes and series according to the relative value of each class or series, as determined by reference to the Market Price per share of each such class or series, using the date on which the Transfer occurs as the relevant date, or the effective date of the change in capital structure as the relevant date, as appropriate.

(g)   If any shares are transferred resulting in a violation of the Ownership Limit or Paragraphs (b), (c), (d) or (e) of this Item (ii) of this Subsection (d) of this Section 2 of this Article III, such Transfer shall be valid only with respect to such amount of shares transferred as does not result in a violation of such limitations, and such Transfer otherwise shall be null and void ab initio.

(iii)   Conversion to Excess Stock.

(a)   If, notwithstanding the other provisions contained in this Article III, at any time there is a purported Transfer or other change in the capital structure of the Corporation

37

such that any Person (other than an Existing Holder) would Beneficially Own or any Person (other than an Existing Holder) would Constructively Own shares of Regular Capital Stock in excess of the Ownership Limit, or that any Person who is an Existing Holder would Beneficially Own or any Person who is an Existing Holder would Constructively Own shares of Regular Capital Stock in excess of the Existing Holder Limit, then, except as otherwise provided in Item (viii) of this Subsection (d) of this Section 2 of this Article III, such shares of Common Stock or Preferred Stock, or both, in excess of the Ownership Limit or Existing Holder Limit, as the case may be, (rounded up to the nearest whole share) shall automatically become Excess Stock. Such conversion shall be effective as of the close of business on the business day prior to the date of the Transfer or change in capital structure.

(b)   If, notwithstanding the other provisions contained in this Article III, at any time, there is a purported Transfer or other change in the capital structure of the Corporation which, if effective, would cause the Corporation to become "closely held" within the meaning of Section 856(h) of the Code then the shares of Common Stock or Preferred Stock, or both, being Transferred which would cause the Corporation to be "closely held" within the meaning of Section 856(h) of the Code or held by a Person in excess of that Person's Ownership Limit or Existing Holder Limit, as applicable (rounded up to the nearest whole share) shall automatically become Excess Stock. Such conversion shall be effective as of the close of business on the business day prior to the date of the Transfer or change in capital structure.

(c)   Shares of Excess Stock shall be issued and outstanding stock of the Corporation. The Purported Transferee shall have no rights in such shares of Excess Stock except as provided in Subsection (e) of this Section 2 of this Article III.

(iv)   Notice of Restricted Transfer. Any Person who acquires or attempts to acquire shares in violation of Item (ii) of this Subsection (d) of this Section 2 of this Article III, or any Person who is a transferee such that Excess Stock results under Item (iii) of this Subsection (d) of this Section 2 of this Article III, shall immediately give written notice to the Corporation of such event and shall provide to the Corporation such other information as the Corporation may request regarding such Person's ownership of Capital Stock.

(v)   Owners Required to Provide Information.

(a)   Every Beneficial Owner of more than 5% (or such other percentage, as provided in the applicable regulations adopted under Sections 856 through 859 of the Code) of the outstanding shares of the Capital Stock of the Corporation shall, within 30 days after January 1 of each year, give written notice to the Corporation stating the name and address of such Beneficial Owner, the number of shares Beneficially Owned and Constructively Owned, and a full description of how such shares are held. Every Beneficial Owner shall, upon demand by the Corporation, disclose to the Corporation in writing such additional information with respect to the Beneficial Ownership and Constructive Ownership of the Capital Stock as the Board of Directors deems appropriate or necessary (i) to comply with the provisions of the Code, regarding the qualification of the Corporation as a REIT under the Code, and (ii) to ensure compliance with the Ownership Limit or the Existing Holder Limit.

(b)   Any Person who is a Beneficial Owner or Constructive Owner of shares of Capital Stock and any Person (including the shareholder of record) who is holding Capital Stock for a Beneficial Owner or Constructive Owner, and any proposed transferee of shares, upon the determination by the Board of Directors to be reasonably necessary to protect the status of the Corporation as a REIT under the Code, shall provide a statement or affidavit to the Corporation, setting forth the number of shares of Capital Stock already Beneficially Owned or Constructively Owned by such shareholder or proposed transferee and any related person specified, which statement or affidavit shall be in the form prescribed by the Corporation for that purpose.

(vi)   Remedies Not Limited. Subject to Subsection (h) of this Section 2 of this Article III, nothing contained in this Article III shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable (i) to protect the Corporation and the interests of its shareholders in the preservation of the Corporation's status as a REIT, and (ii) to insure compliance with the Ownership Limit and the Existing Holder Limit.

(vii)   Determination. Any question regarding the application of any of the provisions of this Subsection (d) of this Section 2 of this Article III, including any definition contained in Item (i) of this Subsection (d) of this Section 2 of this Article III, shall be determined or resolved by the Board of Directors and any such determination or resolution shall be final and binding on the Corporation, its shareholders, and all parties in interest.

(viii)   Exceptions. The Board of Directors, upon advice from, or an opinion from, Counsel, may exempt a Person from the Ownership Limit if such Person is a Look Through Entity, provided, however, in no event may any such exception cause such Person's ownership, direct or indirect (without taking into account such Person's ownership of interests in TRG), to exceed 9.9% of the value of the outstanding Capital Stock.

For a period of 90 days following the purchase of Regular Capital Stock by an underwriter that (i) is a Look Through Entity and (ii) participates in a public offering of the Regular Capital Stock, such underwriter shall not be subject to the Ownership Limit with respect to the Regular Capital Stock purchased by it as a part of such public offering.

(e)   Excess Stock.

(i)   Surrender of Excess Stock to Designated Agent. Within thirty business days of the date upon which the Corporation determines that shares have become Excess Stock, the Corporation, by written notice to the Purported Transferee, shall demand that any certificate or other evidence of ownership of the shares of Excess Stock be immediately surrendered to the Designated Agent (the "Demand").

(ii)   Excess Share Distributions. The Designated Agent shall be entitled to receive all Excess Share Distributions. The Purported Transferee of Regular Capital Stock that has become Excess Stock shall not be entitled to any dividends or other distributions, including, without limitation, capital gain distributions, with respect to the Excess Stock. Any Excess Share Distributions paid to a Purported Transferee shall be remitted to the Designated Agent within thirty business days after the date of the Demand.

(iii)   Restrictions on Transfer; Sale of Excess Stock.

(a)   Excess Stock shall be transferable by the Designated Agent as attorney- in- fact for the Designated Charity. Excess Stock shall not be transferable by the Purported Transferee.

(b)   Upon delivery of the certificates or other evidence of ownership of the shares

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of Excess Stock to the Designated Agent, the Designated Agent shall immediately sell such shares in an arms- length transaction (over the New York Stock Exchange or such other exchange over which the shares of the applicable class or series of Regular Capital Stock may then be traded, if practicable), and the Purported Transferee shall receive from the Net Sales Proceeds, the lesser of:

(1)   the Net Sales Proceeds; or

(2)   the price per share that such Purported Transferee paid for the Regular Capital Stock in the purported Transfer that resulted in the Excess Stock, or if the Purported Transferee did not give value for such shares (because the Transfer was, for example, through a gift, devise or other transaction), a price per share equal to the Market Price determined using the date of the purported Transfer that resulted in the Excess Stock as the relevant date.

(c)   If some or all of the shares of Excess Stock have been sold prior to receiving the Demand, such sale shall be deemed to been made for the benefit of and as the agent for the Designated Charity. The Purported Transferee shall pay to the Designated Agent, within thirty business days of the date of the Demand, the entire gross proceeds realized upon such sale. Notwithstanding the preceding sentence, the Designated Agent may grant written permission to the Purported Transferee to retain an amount from the gross proceeds equal to the amount the Purported Transferee would have been entitled to receive had the Designated Agent sold the shares as provided in Item (iii)(b) of this Subsection (e) of this Section 2 of this Article III.

(d)   The Designated Agent shall promptly pay to the Designated Charity any Excess Share Distributions recovered by the Designated Agent and the excess, if any, of the Net Sales Proceeds over the amount due to the Purported Transferee as provided in Item (iii)(b) of this Subsection (e) of this Section 2 of this Article III.

(iv)   Voting Rights. The Designated Agent shall have the exclusive right to vote all shares of Excess Stock as the attorney- in- fact for the Designated Charity. The Purported Transferee shall not be entitled to vote such shares (except as required by applicable law). Notwithstanding the foregoing, votes erroneously cast by a Prohibited Transferee shall not be invalidated in the event that the Corporation has already taken irreversible corporate action to effect a reorganization, merger, sale or dissolution of the Corporation.

(v)   Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of, or any distribution of the assets of the Corporation, a Purported Transferee shall be entitled to receive the lesser of (i) that amount which would have been due to such Purported Transferee had the Designated Agent sold the shares of Excess Stock as provided in Item (iii)(b) of this Subsection (e) of this Section 2 of this Article III and (ii) that amount which would have been due to the Purported Transferee if the Transfer had been valid under Item (ii) of Subsection (d) of this Section 2 of this Article III, determined (A) in the case of Common Stock, pursuant to Subsection (a)(ii) of this Section 2 of this Article III, and (B) in the case of Preferred Stock, pursuant to the provisions of these Amended and Restated Articles of Incorporation, amended as authorized by Section 1 of this Article III, which sets forth the liquidation rights of such class or series of Preferred Stock. With respect to shares of Excess Stock, a Purported Transferee shall not have any rights to share in the assets of the Corporation upon the liquidation, dissolution or winding up of the Corporation other than the right to receive the amount determined in the preceding sentence and shall not be entitled to any preference or priority (as a creditor of the Corporation) over the holders of the shares of Regular Capital Stock. Any Excess Liquidation Proceeds shall be paid to the Designated Charity.

(vi)   Action by Corporation to Enforce Transfer Restrictions. If the Purported Transferee fails to deliver the certificates or other evidence of ownership and all Excess Share Distributions to the Designated Agent within thirty business days of the date of Demand, the Corporation shall take such legal action to enforce the provisions of this Article III as may be permitted under applicable law.

(f)   Legend. Each certificate for Capital Stock shall bear the following legend:

"The Amended and Restated Articles of Incorporation, as the same may be amended (the "Articles"), impose certain restrictions on the transfer and ownership of the shares represented by this Certificate based upon the percentage of the outstanding shares owned by the shareholder. At no charge, any shareholder may receive a written statement of the restrictions on transfer and ownership that are imposed by the Articles."

(g)   Severability. If any provision of this Article III or any application of any such provision is determined to be invalid by any Federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.

(h)   New York Stock Exchange Settlement. Nothing contained in these Amended and Restated Articles of Incorporation shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange or of any other stock exchange on which shares of the Common Stock or class or series of Preferred Stock may be listed, or of the Nasdaq National Market (if the shares are quoted on such Market) and which has conditioned such listing or quotation on the inclusion in the Corporation's Amended and Restated Articles of Incorporation of a provision such as this Subsection (h). The fact that the settlement of any transaction is permitted shall not negate the effect of any other provision of this Article III and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article III.

ARTICLE IV
Registered Office and Registered Agent

1.   Registered Office.

The address and mailing address of the registered office of the Corporation is 39400 Woodward Avenue, Suite 101 Bloomfield Hills, Michigan 48304.

2.   Resident Agent.

The resident agent for service of process on the Corporation at the registered office is Jeffrey H. Miro.

ARTICLE V
Plan of Compromise or Reorganization

When a compromise or arrangement or a plan of reorganization of the Corporation is proposed between the Corporation and its creditors or any class of them or between the Corporation and its shareholders or any class of them, a court of equity jurisdiction within the State of Michigan, on application of the Corporation or of a creditor or shareholder thereof, or on application of a receiver appointed for the Corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 75% in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of the Corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all the shareholders or class of shareholders and also on the Corporation.

ARTICLE VI
Directors

For so long as the Corporation has the right to designate, pursuant to The Amended and Restated Agreement of Limited Partnership of TRG (as the same may be amended, the Partnership Agreement"), members of the committee of TRG that have the power to approve or propose all actions, decisions, determinations, designations, delegations, directions, appointments, consents, approvals, selections, and the like to be taken, made or given, with respect to TRG, its business and its properties as well as the management of all affairs of TRG (the "Partnership Committee"), the Board of Directors shall consist of, except during the period of any vacancy between annual meetings of the shareholders, that number of members as are set forth in the By- Laws of the Corporation of which, except during the period of any vacancy between annual meetings of the shareholders, not less than 40% (rounded up to the next whole number) of the members shall be Independent Directors (as hereinafter defined), and, thereafter, the Board of Directors shall consist of, except during the period of any vacancy between annual meetings of the shareholders, that number of members as are set forth in the By- Laws of the Corporation. For purposes of this Article VI, "Independent Director" shall mean an individual who is neither one of the following named persons nor an employee, beneficiary, principal, director, officer or agent of, or a general partner in, or limited partner (owning in excess of 5% of the Beneficial Interest) or shareholder (owning in excess of 5% of the Beneficial Interest) in, any such named Person: (i) for so long as TG Partners Limited Partnership, a Delaware limited partnership, has the right to appoint one or more Partnership Committee members, A. Alfred Taubman and any Affiliate of A. Alfred Taubman or any member of his Immediate Family, (ii) for so long as Taub- Co Management, Inc., a Michigan corporation (formerly The Taubman Company, Inc. ("T- Co")) has the right to appoint one or more Partnership Committee members, T- Co or an Affiliate of T- Co, (iii) for so long as a Taubman Transferee (as hereinafter defined) has the right to appoint one or more Partnership Committee members, a Taubman Transferee, or an Affiliate of such Taubman Transferee, (iv) for so long as GMPTS has the right to appoint one or more Partnership Committee members, GMPTS, General Motors Corporation, or an Affiliate of GMPTS or of General Motors Corporation, and (v) for so long as a GMPTS Transferee (as hereinafter defined) has the right to appoint one or more Partnership Committee members, a GMPTS Transferee or an Affiliate of such GMPTS Transferee. "Taubman Transferee" means a single Person that acquires, pursuant to Section 8.1(b) or Section 8.3(a) of The Partnership Agreement, or upon the foreclosure or like action in respect of a pledge of a partnership interest in TRG, the then (i.e., at the time of such acquisition) entire partnership interest in TRG (excluding, in the case of an acquisition pursuant to Section 8.3(a) of the Partnership Agreement or pursuant to a foreclosure or like action in respect of a pledge of a partnership interest in TRG, the ability of such Person to act as a substitute partner) of A. Alfred Taubman, and any Affiliate of A. Alfred Taubman or any member of his Immediate Family, from one or more such persons or from any Taubman Transferee; provided that the percentage interest in TRG being transferred exceeds 7.7%. "GMPTS Transferee" means a single Person that acquires, pursuant to Section 8.1(b) or Section 8.3(a) of the Partnership Agreement, or upon the foreclosure or like action in respect of a pledge of a partnership interest in TRG, the then (i.e., at the time of such acquisition) entire such partnership interest in TRG (excluding, in the case of an acquisition pursuant to Section 8.3(a) of the Partnership Agreement or pursuant to a foreclosure or like action in respect of a pledge of partnership interests in TRG, the ability of such Person to act as a substitute partner) of GMPTS

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or of any GMPTS Transferee; provided that the percentage interest in TRG being transferred exceeds 7.7%.

For so long as the Corporation has the right to designate, pursuant to the Partnership Agreement, any members of the Partnership Committee, the affirmative vote of both a majority of the Independent Directors who do not have a beneficial financial interest in the action before the Board of Directors and a majority of all members of the Board of Directors who do not have a beneficial financial interest in the action before the Board of Directors is required for the approval of all actions to be taken by the Board of Directors; provided, however, the Corporation may not appoint to the Partnership Committee as a Corporation appointee an individual who does not satisfy the definition of Independent Director in one or more respects without the affirmative vote of all of the Independent Directors then in office. Thereafter, the affirmative vote of a majority of all members of the Board of Directors who do not have a beneficial financial interest in the action before the Board of Directors is required for the approval of all actions to be taken by the Board of Directors. The establishment of reasonable compensation of Directors for services to the Corporation as Directors or officers shall not constitute action in which any Director has a beneficial financial interest.

Subject to the foregoing, a Director shall be deemed and considered in all respects and for all purposes to be a Director of the Corporation, including, without limitation, having the authority to vote or act on all matters, including, without limitation, matters submitted to a vote at any meeting of the Board of Directors or at any meeting of a committee of the Board of Directors, and the application to such Director of Articles VII and VIII of these Amended and Restated Articles of Incorporation, notwithstanding a Purported Transferee's unauthorized exercise of voting rights with respect to such Director's election.

ARTICLE VII
Limited Liability of Directors

No director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages for a breach of the director's fiduciary duty; provided, however, the foregoing provision shall not be deemed to limit a director's liability to the Corporation or its shareholders resulting from:

(i) a breach of the director's duty of loyalty to the Corporation or its shareholders;

(ii) acts or omissions of the director not in good faith or which involve intentional misconduct or knowing violation of law;

(iii) a violation of Section 551(1) of the Act
or;

(iv) a transaction from which the director derived an improper personal benefit.

ARTICLE VIII
Indemnification of Officers, Directors, Etc.

1. Indemnification of Directors.

The Corporation shall and does hereby indemnify a person (including the heirs, executors, and administrators of such person) who is or was a party to, or who is threatened to be made a party to, a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, including, without limitation, an action by or in the right of the Corporation, by reason of the fact that he or she is or was a director of the Corporation, or is or was serving at the request of the Corporation as a director (or in a similar capacity, including serving as a member of the Partnership Committee and of any other committee of TRG) or in any other representative capacity of another foreign or domestic corporation or of or with respect to any other entity (including TRG), whether for profit or not, against expenses, attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding. This Section 1 of this Article VIII is intended to grant the persons herein described with the fullest protection not prohibited by existing law in effect as of the date of filing this Amended and Restated Articles of Incorporation or such greater protection as may be permitted or not prohibited under succeeding provisions of law.

2. Indemnification of Officers, Etc.

The Corporation has the power to indemnify a person (including the heirs, executors, and administrators of such person) who is or was a party to, or who is threatened to be made a party to, a threatened, pending, or contemplated action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, including an action by or in the right of the Corporation, by reason of the fact that he or she is or was an officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as an officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership (including TRG), joint venture, trust or other enterprise, whether for profit or not, against expenses, including attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. Unless ordered by a court, an indemnification under this Section 2 of this Article VIII shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the officer, employee, or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in this Section 2 of this Article VIII.

3. Advancement of Expenses.

The Corporation shall pay the expenses incurred by a person described in Section 1 of this Article VIII in defending a civil or criminal action, suit, or proceeding described in such Section 1 in advance of the final disposition of the action, suit, or proceeding. The Corporation shall pay the expenses incurred by a person described in Section 2 of this Article VIII in defending a civil or criminal action, suit, or proceeding described in such Section 2 in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of such person to repay the expenses if it is ultimately determined that the person is not entitled to be indemnified by the Corporation. Such undertaking shall be by unlimited general obligation of the person on whose behalf advances are made but need not be secured.

EXHIBIT C

Taubman Centers, Inc.'s Restated By-Laws

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8- K
CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of report (date of earliest event reported): December 11, 2009
TAUBMAN CENTERS, INC.
(Exact Name of Registrant as Specified in its Charter)
Michigan
(State or Other Jurisdiction of Incorporation)

1- 11530	**38- 2033632**
(Commission File Number)	(I.R.S. Employer Identification No.)

200 East Long Lake Road, Suite 300,	
Bloomfield Hills, Michigan	**48304- 2324**
(Address of Principal Executive Office)	(Zip Code)

Registrant's Telephone Number, Including Area Code: **(248) 258- 6800**
None
(Former Name or Former Address, if Changed Since Last Report)

   Check the appropriate box below if the Form 8- K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

❏   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
❏   Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a- 12)
❏   Pre- commencement communications pursuant to Rule 14d- 2(b) under the Exchange Act (17 CFR 240.14d- 2(b))
❏   Pre- commencement communications pursuant to Rule 13e- 4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Item 5.03   AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGE IN FISCAL YEAR

On December 11, 2009 and effective immediately, the Board of Directors of Taubman Centers, Inc. (the "Company") approved amendments to, and the restatement of, the Company's Restated By- Laws (the "By- Laws"). The material provisions of these amendments include (i) revising the timing of, and specifying additional information required in connection with, the nomination of directors and the proposal of other business by shareholders and (ii) clarifying the indemnification rights of directors, officers, employees and other persons.

<u>Advanced Notice Provisions</u>. As amended, the By- Laws are intended to better assure that shareholders and the Company have a reasonable opportunity to consider nominations and other business proposed to be brought before a meeting of shareholders and to allow for full information to be considered by the Board of Directors and shareholders. The amendments, among other things:

   Revise the timing of a shareholder's notice of director nominations or other proposed business at (1) an annual meeting of shareholders to not later than the close of business on the 90th day and not earlier than the 120th day prior to the first anniversary of the preceding year's annual meeting and (2) a special meeting of shareholders to (A) not later than the close of business on the later of the 90th day prior to the special meeting or the 10th day following the day on which public announcement is made of the date of the special meeting and of the nominees proposed to be elected at such meeting, if any, and (B) not earlier than the 120th day prior to the special meeting.

   Require additional information to be provided in the notice in connection with director nominations or other proposed business:

      Require that a shareholder nominating a person for election as a director provide additional information regarding the nominee to enable the Company to determine whether the proposed nominee qualifies as an independent director and otherwise is in compliance with the Company's policies and guidelines applicable to directors.

      Require a shareholder and beneficial owner(s), if any, on whose behalf the action is being made to disclose additional information regarding such persons' interest (and the interest of related persons) in the matters being proposed, arrangements between the persons proposing such action, the interests of such persons and related persons in the Company's stock, including disclosure of agreements that involve hedging, short positions and similar arrangements and agreements that involve acquiring, voting, holding or disposing of the Company's stock, and whether such persons intend to solicit proxies in support of the proposed business or nominee.

      Require information provided to the Company to be updated and supplemented so that all applicable information is true and correct as of the record date and within 15 days prior to the applicable meeting or any adjournment or postponement thereof.

   Define the meaning of a beneficial owner.

   Provide greater clarity regarding the Company's authority to address non- compliance with the notice requirements, specifically relating to attendance at the shareholders' meeting.

<u>Indemnification</u>. As amended, the By- Laws are intended to clarify the indemnification provisions in the Company's Articles of Incorporation (the "Articles"). The amendments, among other things:

Delete prior Sections 6.01 and 6.02, which were duplicative of the rights set forth in the Articles regarding the right to indemnification and advancement of expenses.

Establish the rights and procedures for a claimant to bring suit against the Company for indemnification amounts.

Clarify that ERISA fiduciaries are covered under the Company's indemnification provisions and clarify certain terms in the Articles to ensure full coverage to such persons.

Provide that a person's right to indemnification and advancement of expenses, as applicable, is a contractual right and vests at the time of service to, or at the request of, the Company. Such right continues even after the person ceases to be a director, officer, employee or agent of the Company. If the By- Laws are amended, modified or repealed, such provisions cannot alter a person's right to indemnification or the advancement of expenses prior to the date of such amendment, modification, or repeal.

Clarify that the indemnification rights in the Articles and By- Laws are not exclusive.

Specify that the Company is not liable for settlements or judicial awards if consent was not given or participation was not granted in accordance with the By- Laws. Further, notes that the Company is not required to make any indemnification payments that would be duplicative.

Provide that the Company will be subrogated to the rights of recovery of any persons indemnified by the Company.

<u>Delete Former Article X</u>. Article X of the By- Laws previously noted that Chapter 7B of Michigan Business Corporation Act did not apply. Chapter 7B was a control share acquisition statute, but has recently been repealed under Michigan law.

The foregoing summary is qualified in its entirety by reference to the By- laws, which is attached hereto as Exhibits 3.1 (clean version) and 3.2 (marked to show changes from the prior By- Laws) and is incorporated herein by reference.

Change to Deadline for Submission By Shareholders of Certain Proposals to be Presented at the 2010 Annual Meeting of Shareholders

As a result of the foregoing amendments to the By- Laws, any director nomination or shareholder proposal intended to be presented for consideration at the 2010 annual meeting of shareholders, but not intended to be considered for inclusion in the Company's proxy statement and form of proxy relating to such meeting, must be received by the Secretary of the Company at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304- 2324 between <u>January 29, 2010</u> and the close of business on <u>February 26, 2010</u> to be considered timely. Such notice must also comply with the other provisions of the Company's By- Laws and applicable law.

Item 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

    (d)   Exhibits

The following Exhibits are filed with this report:

Exhibit	Description
3.1	Restated By- Laws of Taubman Centers, Inc.
3.2	Restated By- Laws of Taubman Centers, Inc. (marked to show changes from the prior By- Laws)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 16, 2009   TAUBMAN CENTERS, INC.

By: /s/ Lisa A. Payne
                      Lisa A. Payne
                      Vice Chairman and Chief Financial Officer

Exhibit 3.1

TABLE OF CONTENTS TO
RESTATED BY- LAWS OF
TAUBMAN CENTERS, INC.
(Reflecting amendments through December 11, 2009)

iii

RESTATED BY- LAWS
OF
TAUBMAN CENTERS, INC.
(Reflecting amendments through May 18, 2005)
ARTICLE I
Meetings of Shareholders

Section 1.01. Place of Meetings.

Annual and special meetings of the shareholders shall be held at such place within or outside the State of Michigan as may be fixed from time to time by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 1.02. Annual Meeting.

The annual meeting of the shareholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on such date as the Chairman of the Board, or the Vice Chairman of the Board or the President or the board of directors shall designate, and at such hour as may be named, in the notice of said meeting. If the election of directors shall not be held on the date so designated for any annual meeting or at any adjournment of such meeting, the board of directors shall cause the election to be held at a special meeting as soon thereafter as it conveniently may be held.

Section 1.03. Special Meetings.

A special meeting of the shareholders may be called at any time and for any purpose or purposes by the Chairman of the Board, the Vice Chairman of the Board, the President, a Vice President or any two directors, and shall be called by the Company at the request of a shareholder or shareholders holding of record shares entitled to at least twenty- five percent (25%) of all the votes entitled to be cast by the holders of all outstanding capital stock of the corporation entitled to vote at such meeting, duly made in accordance with the following paragraph.

Any shareholder or shareholders desiring to request that a special meeting of the shareholders be called shall deliver a notice thereof in writing to the Secretary of the corporation at the principal executive offices of the corporation together with documentation evidencing that such shareholder or shareholders possess sufficient voting power in accordance with the requirement of the previous paragraph to request that such a special meeting be called. Such notice shall contain the information required by the final sentence of Section 1.06(A)(2) hereof (and be updated and supplemented as required by Section 1.06(C)(3)) with respect to the item or items to be brought before the special meeting of the shareholders which is desired to be called. Within ten business days after receipt of such notice and verification of the accompanying documentation, the board of directors shall fix a record date and meeting date for such special meeting, which meeting date shall be set for not less than 30 nor more than 120 days after the date of such board action.

Section 1.04. Notice of Meetings.

A written notice of the place, date, hour, and purposes of each meeting, whether annual or special, and any adjournment thereof, shall be given by the corporation personally or by mail to each shareholder entitled to vote thereat at least ten (10) but not more than sixty (60) days prior to the meeting unless a shorter time is provided by the Michigan Business Corporation Act and is fixed by the board of directors. The notice of any special meeting shall also state by or at whose direction it is being issued. If, at any meeting, whether annual or special, action is proposed to be taken which would, if taken, entitle shareholders fulfilling requirements of law to receive payment for their shares, the notice of such meeting shall include a statement of that purpose and to that effect. If any notice, as provided in this Section 1.04 is mailed, it shall be directed to the shareholder in a postage prepaid envelope at his address as it appears on the record of shareholders, or, if he shall have filed with the Secretary a written request that notices to him be mailed to some other address, then directed to him at such other address.

Section 1.05. Inspectors of Election.

The board of directors, or any officer or officers duly authorized by the board of directors, in advance of any meeting of shareholders, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at the meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint one or more inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment made by the board of directors in advance of the meeting or at the meeting by the chairman of the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting or any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any facts or matters found or determined by them and execute a certificate with respect thereto.

Section 1.06. Notice of Shareholder Business and Nominations.

(A) Annual Meetings Of Shareholders.

(1) Nominations of persons for election to the board of directors of the corporation and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders (a) pursuant to the corporation's notice of meeting, (b) by or at the direction of the board of directors or (c) by any shareholder of

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the corporation who was a shareholder of record at the time of giving of notice provided for in this Section 1.06, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 1.06.

(2) For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (c) of paragraph (A)(1) of this Section 1.06, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation and such other business must otherwise be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a shareholder's notice as described above. Such shareholder's notice (for either an annual meeting or special meeting) shall set forth:

(a) as to each person whom the shareholder proposes to nominate for election or reelection as a director:

(i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a- 11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the shareholder and beneficial owner, if any, and their respective affiliates and associates and others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates or others acting in concert therewith, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 of Regulation S- K if the shareholder, beneficial owner or affiliate, associate or person acting in concert were the "registrant" for purposes of such rule, and such nominee were a director or executive officer of such registrant; and

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(iii) such other information as the board of directors may reasonably require to determine the eligibility or independence of such proposed nominee to serve as a director of the corporation. Without limitation, such nominee must deliver (in accordance with the time periods prescribed for delivery of notice under this Section 1.06) to the Secretary at the principal executive offices of the corporation a written questionnaire with respect to the background and qualification of such nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the corporation, with such person's fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (C) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the corporation.

(b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(i) the name and address of such shareholder, as they appear on the corporation's books, and of such beneficial owner;

(ii) the class and number of shares of the corporation which are owned beneficially and of record by such shareholder and such beneficial owner;

(iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such shareholder and such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing;

(iv) a description of any proxy, relationship, agreement, arrangement and/or understanding (including any derivative or short positions, convertible security, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares, in each case whether settled in shares or cash) that has or have been entered into by, or on behalf of, such shareholder and/or such beneficial owners, the effect or intent of which is to mitigate loss to, manage risk or benefit from share price changes (including any performance- related fees) for, or increase or decrease the voting power of, such shareholder and/or such beneficial owner, with respect to shares of stock of the corporation;

(v) a description of any agreement, arrangement or understanding between or among such shareholder or beneficial owner and any other person relating to acquiring, holding, voting or disposing of any shares of stock of the corporation;

(vi) a representation that the shareholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination; and

(vii) a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise to solicit proxies from shareholders in support of such proposal or nomination.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 1.06 to the contrary, in the event that the number of directors to be elected to the board of directors of the corporation is increased and there is no public announcement by the corporation naming all of the nominees for director or specifying the size of the increased board of directors at least seventy (70) days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this Section 1.06 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(B) <u>Special Meetings Of Shareholders</u>. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the corporation's notice of meeting or by or at the direction of the board of directors. Nominations of persons for election to the board of directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the corporation's notice of meeting (a) by or at the direction of the board of directors or (b) provided that the board of directors has determined that directors shall be elected at such meeting, by any shareholder of the corporation who is a shareholder of record at the time of giving of notice provided for in this Section 1.06, who shall be entitled to vote at the meeting and who complies with the notice procedures and information requirements set forth in this Section 1.06. In the event the corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the board of directors, any such shareholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation's notice of meeting, if the shareholder's notice required by this Section 1.06 shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a shareholder's notice as described above.

(C) <u>General</u>.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Section 1.06 shall be eligible to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.06. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 1.06 and, if any proposed nomination or business is not in compliance with this Section 1.06, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 1.06, unless otherwise required by law, if the shareholder (or a qualified representative of the shareholder) does not appear at the annual or special meeting of shareholders of the corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the corporation. For purposes of this Section 1.06, to be considered a qualified representative of the shareholder, a person must be a duly authorized officer, manager or partner of such shareholder or must be authorized by a writing executed by such shareholder or an electronic transmission delivered by such shareholder to act for such shareholder as proxy at the meeting of shareholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of shareholders.

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(2) Notwithstanding the foregoing provisions of this Section 1.06, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.06. Nothing in this Section 1.06 shall be deemed to affect any rights (i) of shareholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a- 8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

(3) A shareholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before an annual or special meeting shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is 15 days prior to the meeting or any adjournment or postponement thereof; such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the corporation not later than five days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date), and not later than 10 days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of 15 days prior to the meeting or any adjournment or postponement thereof).

(4) For the purposes of this Section 1.06, "beneficial owner" shall mean a person that (A) beneficially owns shares for purposes of Section 13(d) of the Exchange Act or (B) has or shares, pursuant to any agreement, arrangement or understanding, the right to acquire shares, the right to vote shares or has investment power with respect to such shares, in each case alone or in concert with others.

(5) For purposes of this Section 1.06, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Section 1.07. Quorum and Adjournment.

Unless a greater or lesser quorum is provided by statute or in the articles of incorporation, shares entitled to cast a majority of the votes at a meeting constitute a quorum at the meeting. The shareholders present in person or by proxy at the meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. By a vote of the shares present, even if less than a quorum, the meeting may be adjourned to another place and time for a period not exceeding thirty (30) days in any one case. No notice of the time and place of adjourned meetings need be given except as required by law. At an adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the meeting as originally called.

Section 1.08. Vote of Shareholders.

Each share of outstanding capital stock shall entitle its holder to the voting rights set forth in the articles of incorporation. All elections of directors shall be by a plurality vote of the shareholders entitled to vote at such meeting of shareholders. Whenever any corporate action is to be taken by vote, other than the election of directors, it shall, except as otherwise required by statute, by the articles of incorporation, or by these by- laws, be authorized by two- thirds (2/3(rds)) of all the votes entitled to be cast by the holders of all outstanding capital stock entitled to vote on the action. Directors shall be elected if approved by a plurality of the votes cast at an election.

Section 1.09. Proxies.

Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. Every proxy must be in writing and signed by the shareholder or his attorney- in- fact. No proxy shall be valid after the expiration of three (3) years from the date thereof unless otherwise provided in the proxy.

Section 1.10. Organization of Shareholders' Meetings.

At every meeting of the shareholders, the Chairman of the Board, or in his absence, the Vice Chairman of the Board, or in his absence, the President, or in his absence, a Vice President, or in the absence of the Chairman of the Board, the President and Vice President, a chairman chosen by a majority in interest of the shareholders of the corporation present in person or by proxy and entitled to vote, shall act as chairman; and the Secretary, or in his absence any person appointed by the chairman, shall act as secretary.

ARTICLE II
Determination of Voting Rights,
Dividend, and Other Rights

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or for the purpose of any other action, the board of directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be more than sixty (60) nor less than ten (10) days before the date of any such meeting, nor more than thirty (30) days prior to any other action. If a record date is so fixed, such shareholders and only such shareholders as shall be shareholders of record on that date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to express such consent or dissent, or to receive payment of such dividend or such allotment of rights, or otherwise to be recognized as

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shareholders for the purpose of any other action, notwithstanding any transfer of any shares on the books of the corporation after any such record date so fixed.

ARTICLE III
Directors

Section 3.01. General Powers.

The business and all the powers of the corporation, and the stock, property, and affairs of the corporation, except as otherwise provided by the articles of incorporation, the bylaws, or by statute, shall be managed by the board of directors.

Section 3.02. Number, Qualifications, and Term of Office.

Except when the corporation's articles of incorporation require the board to consist of a fixed number of directors, the board of directors shall consist of that number of directors established from time to time by the board of directors, provided that the board cannot reduce the number of directors below its then current size except upon the expiration of the term of one or more directors or the death, resignation, or removal of a director. Except as otherwise required by the articles of incorporation, the directors, who need not be shareholders, shall be divided into three classes that shall be as nearly equal in number as is possible. At each annual meeting of shareholders, one class of directors shall be chosen for a full three year term and until their successors shall be duly elected and qualified or, if earlier, until death, resignation or removal.

If satisfied immediately following the most recent election or appointment of directors, any requirement under the articles of incorporation or these by- laws regarding the number of directors who must be "independent" shall be deemed to be satisfied until the next annual meeting of shareholders, notwithstanding the occurrence of one or more vacancies on the board of directors occurring between meetings of shareholders.

Section 3.03. Place of Meetings.

Meetings of the board of directors, annual or special, shall be held at any place within or outside the State of Michigan as may from time to time be determined by the board of directors.

Section 3.04. Annual Meeting.

The board of directors shall meet as soon as practicable after each annual election of directors for the purpose of organization, election of officers, and the transaction of other business, on the same day and at the same place at which the shareholders' meeting is held. Notice of such meeting need not be given. Such meeting may be held at such other time and place as shall be specified in a notice to be given as hereinafter provided for special meetings of the board of directors, or according to consent and waiver of notice thereof signed by all directors.

Section 3.05. Regular and Special Meetings.

Regular (i.e., previously scheduled by action of the board of directors) meetings of the board of directors may be held with or without notice. Special meetings of the board of directors shall be held whenever called by any director. Notice of any special meeting, and any adjournment thereof, stating the place, date, hour and purpose of the meeting, shall be provided to each director, not later than forty- eight (48) hours prior to the day on which the meeting is to be held. Unless limited by statute, the articles of incorporation, these by- laws, or the terms of the notice thereof, any and all business may be transacted at any special meeting.

Section 3.06. Quorum and Manner of Action.

A majority of the directors in office at the time of any meeting of the board of directors, present in person or by means of telephonic conference, shall be necessary and sufficient to constitute a quorum for the transaction of business. The affirmative vote of a majority of the directors in office shall be required for the approval of all actions to be taken by the board of directors, except as otherwise required by statute or the articles of incorporation and except for adjournment. A majority of the directors present, regardless of whether a quorum is present, may adjourn any meeting to another place and time for a period not exceeding thirty (30) days in any one case. If all of the directors severally or collectively consent in writing to any act taken or to be taken by the corporation, such action shall be valid corporate action as though it had been authorized at a meeting of the board of directors.

Section 3.07. Compensation.

Each independent director shall be paid such directors' fees and fixed sums and expenses for attendance at each annual, regular or special meeting of the board of directors or committees of the board of directors as the board of directors by resolution so determines; provided, however, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 3.08. Removal of Directors.

By a vote of two- thirds (2/3(rds)) of all the votes entitled to be cast by the holders of all outstanding capital stock entitled to vote, the shareholders may remove one or more or all of the directors from office for or without cause.

Section 3.09. Resignations.

Any director may resign at any time by giving written notice to the board of directors, the Chairman of the Board, the Vice Chairman, the President, or the Secretary of the corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.10. Vacancies.

Any vacancies occurring on the board of directors by reason of death, resignation, retirement, disqualification, removal, or an increase in the size of the board of directors shall be temporarily filled by the board of directors then in office. Except as provided in the next sentence, unless a successor director is elected by a vote of the shareholders, any director elected by the board of directors to fill a vacancy temporarily shall hold office for the unexpired portion of the term of his predecessor. If a director is elected by the directors in order to fill a vacancy created as a result of an increase in the size of the board of directors, then such director shall have an initial term equal to the remaining term of the class of directors that such director is placed in pursuant to the resolution of the board of directors adopted pursuant to Section 3.02 of these by- laws.

Section 3.11. Organization of Board Meeting.

At each meeting of the board of directors, the Chairman, or in his absence, the Vice Chairman, or in his absence, the President, if he is a director, or in his absence, a director chosen by a majority of the directors present, shall act as chairman of the meeting. The Secretary, or in his absence, any person appointed by the chairman, shall act as secretary of the meeting.

ARTICLE IV
Committees

Section 4.01. Committees.

The corporation may have such committees as the board of directors shall by resolution from time to time determine, which shall have such powers and authority as are designated by the board of directors.

Section 4.02. Regular Meetings.

Regular meetings of a committee shall be held without notice at such time and at such place as shall from time to time be determined by resolution of the committee. In case the day so determined shall be a legal holiday, such meeting shall be held on the next succeeding day, not a legal holiday, at the same hour.

Section 4.03. Special Meetings.

Special meetings of a committee shall be held wherever called by the chairman of the committee. Notice of any special meeting and any adjournment thereof shall be provided not later than the second (2nd) day before the day on which the meeting is to be held. Notice of any meeting of a committee need not be given to any member who submits a signed waiver of notice before or after the meeting, or who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him. Unless limited by statute, the articles of incorporation,

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these by- laws, or the terms of the notice thereof, any and all business may be transacted at any special meeting of the committee.

Section 4.04. Quorum and Manner of Action.

A majority of the members of a committee in office at the time of any regular or special meeting of the committee present in person or by means of telephonic conference shall constitute a quorum for the transaction of business. The vote of a majority of the members shall be the act of the committee. Any member of a committee may require that action proposed to be taken by the committee instead be submitted to the board of directors for its consideration and action. A majority of the members present, whether or not a quorum is present, may adjourn any meeting to another time and place. No notice of an adjourned meeting need be given.

Section 4.05. Records.

A committee shall keep minutes of its proceedings and shall submit the same from time to time to the board of directors. The Secretary of the corporation, or in his absence an assistant secretary, shall act as secretary to the committee; or the committee may in its discretion appoint its own secretary.

Section 4.06. Vacancies.

Any newly created memberships and vacancies occurring in a committee shall be filled by resolution adopted by a majority of the entire board of directors.


ARTICLE V
Officers


Section 5.01. Officers.

The elected officers of the corporation shall be a Chairman of the Board, a President, a Chief Financial Officer, a Secretary, a Treasurer, and, if the board of directors so determines, one or more Vice Chairman of the Board and Vice Presidents. The board of directors may also appoint one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers and agents as may from time to time appear to be necessary or advisable in the conduct of the affairs of the corporation. Any two or more offices, whether elective or appointive, may be held by the same person, except that an officer shall not execute, acknowledge or verify any instrument in more than one capacity if the instrument is required by law or the articles of incorporation or these by- laws to be executed, acknowledged or verified by two or more officers.

Section 5.02. Term of Office and Resignation.

So far as practicable, all elected officers shall be elected at the first meeting of the board of directors following the annual meeting of shareholders in each year and, except as otherwise hereinafter provided, shall hold office until the first meeting of the board of directors following the next annual meeting of shareholders and until their respective successors shall have been elected or appointed and qualified. All other officers shall hold office during the pleasure of the board of directors. Any elected or appointed officer may resign at any time by giving written notice to the board of directors, the Chairman, the Vice Chairman, the President, the Chief Financial Officer, or the Secretary of the corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5.03. Removal of Elected Officers.

Any officer may be removed at any time, with or without cause, by vote at any meeting of the board of directors.

Section 5.04. Vacancies.

If any vacancy shall occur in any office for any reason, the board of directors may elect or appoint a successor to fill such vacancy for the remainder of the term.

Section 5.05. Compensation.

The compensation, if any, of all elected or appointed officers and agents of the corporation shall be fixed by the board of directors.

Section 5.06. The Chairman of the Board.

The Chairman of the Board (sometimes herein the "Chairman") shall preside at all meetings of the shareholders and board of directors and shall appoint all standing and special committees as are deemed necessary in the conduct of the business. The Chairman shall exercise any and all powers and perform any and all duties which are required by these by- laws and which the board of directors may additionally confer upon him.

Section 5.07. The Vice Chairman of the Board.

The Vice Chairman of the Board (sometimes herein the "Vice Chairman"), in the absence of the Chairman, shall preside at all meetings of the shareholders and board of directors. The Vice Chairman shall exercise any and all powers and perform any and all duties which are required by these by- laws and which the board of directors may additionally confer upon him.

Section 5.08. The President.

The President shall be the Chief Executive Officer and, if he is a director, in the absence of the Chairman and the Vice Chairman, preside at all meetings of the board of directors; and shall perform such other duties as are usually ascribed to that office. The President shall exercise any and all powers and perform any and all duties which are required by these by- laws and which the board of directors may additionally confer upon him.

Section 5.09. The Chief Financial Officer.

The Chief Financial Officer shall perform all necessary acts and duties in connection with the administration of the financial affairs of the corporation; and shall perform such other duties as are usually ascribed to that office. The Chief Financial Officer shall exercise any and all powers and perform any and all duties which are required by these by-laws and which the board of directors may additionally confer upon him.

Section 5.10. The Vice President.

The Vice President, if any, or if there is more than one Vice President, each Vice President, shall have such powers and discharge such duties as may be assigned to him from time to time by the board of directors.

Section 5.11. The Secretary.

The Secretary shall attend all meetings of the board of directors and the shareholders and shall record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall, when requested, perform like duties for all committees of the board of directors. He shall attend to the giving of notice of all meetings of the shareholders, and special meetings of the board of directors and committees thereof; he shall have custody of the corporate seal, if same is provided, and, when authorized by the board of directors, shall have authority to affix the same to any instrument and, when so affixed, it shall be attested by his signature or by the signatures of the Treasurer or an Assistant Secretary or an Assistant Treasurer. He shall keep an account for all books, documents, papers, and records of the corporation, except those for which some other officer or agent is properly accountable. He shall have authority to sign stock certificates, and shall generally perform all the duties appertaining to the office of Secretary of a corporation. In the absence of the Secretary, such person as shall be designated by the President shall perform his duties.

Section 5.12. The Treasurer.

The Treasurer shall have the care and custody of all the funds of the corporation and shall deposit the same in such banks or other depositories as the board of directors, or any officer and agent jointly, duly authorized by the board of directors, shall, from time to time, direct or approve. He shall keep a full and accurate account of all monies received and paid on account of the corporation, and shall render a statement of his accounts whenever the board of directors shall require. In addition, he shall generally perform all duties usually appertaining to the office of Treasurer of a corporation. When required by the board of directors, he shall give bonds for the faithful discharge of his duties in such sums and with such sureties as the board of directors shall approve. In the absence of the Treasurer, such person as shall be designated by the Chief Financial Officer shall perform his duties.

ARTICLE VI
Indemnification

Subject to and in furtherance of the provisions of the Article VIII of the articles of incorporation:

Section 6.01. Insurance.

The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is liable as a director of the corporation, or is or was serving, at the request of the corporation, as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, regardless of whether the corporation would have power to indemnify him against such liability pursuant to Article VIII of the articles of incorporation and/or this Article VI.

Section 6.02. Constituent Corporations.

For the purposes of Article VIII of the articles of incorporation and this Article VI, references to the corporation include all constituent corporations absorbed in a merger and the resulting or surviving corporation, so that a person who is or was a director or officer of such constituent corporation or is or was serving at the request of such constituent corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise shall (as shall his heirs, executors, and administrators) stand in the same position, under the provisions of Article VIII of the articles of incorporation and this Article VI, with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

Section 6.03. Right of Claimant to Bring Suit.

If a claim under Article VIII of the articles of incorporation and/or this Article VI is not paid in full by the corporation within 30 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit, in a court of competent jurisdiction in the State of Michigan, against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the laws of the State of Michigan for the corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the corporation. Neither the failure of the corporation (including its board of directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he or she has met the

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applicable standard of conduct set forth in the laws of the State of Michigan, nor an actual determination by the corporation (including its board of directors, independent legal counsel, or its shareholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Notice of any application to the court pursuant to this Section 6.03 shall be given to the corporation promptly upon filing.

Section 6.04. No Exclusivity.

The rights conferred on any person by Article VIII of the articles of incorporation and this Article VI shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the articles of incorporation, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

Section 6.05. ERISA Fiduciaries.

To ensure indemnification under Article VIII of the articles of incorporation and this Article VI of all such persons who are or were "fiduciaries" of an employee benefit plan governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974", as amended from time to time, the provisions of this Article VI shall, for the purposes hereof, be interpreted as follows: an "other enterprise" shall be deemed to include an employee benefit plan; the corporation shall be deemed to have requested a person to serve as an employee of an employee benefit plan where the performance by such person of duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to said Act of Congress shall be deemed "fines"; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

Section 6.06. Survival.

The rights provided by Article VIII of the articles of incorporation and this Article VI shall continue as to a person who ceases to be an indemnitee under the articles of incorporation or these by- laws and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 6.07. Settlement of Claims.

The corporation shall not be liable to indemnify any person under Article VIII of the articles of incorporation or this Article VI (a) for any amounts paid in settlement of any action or claim effected without the corporation's written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award if the corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 6.08. Contract Right; Effect of Amendment.

The rights provided by Article VIII of the articles of incorporation and this Article VI shall be a contract right that vests at the time of such person's service to, or at the request of, the corporation. Persons who after the date of the adoption of this Article VI become or remain indemnitees of the corporation shall be conclusively presumed to have relied on the rights to indemnification and advancement of expenses contained in Article VIII of the articles of incorporation and this Article VI. Any amendment, repeal, or modification of Article VIII of the articles of incorporation or this Article VI shall not adversely affect any right or protection of any person existing at the time of such amendment, repeal, or modification.

Section 6.09. Subrogation.

In the event of payment under Article VIII of the articles of incorporation and/or this Article VI, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the person, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the corporation effectively to bring suit to enforce such rights.

Section 6.10. No Duplication of Payments.

The corporation shall not be liable under Article VIII of the articles of incorporation or this Article VI to make any payment in connection with any claim made against the indemnitee to the extent the indemnitee has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable hereunder.

Section 6.11. Savings Clause.

If Article VIII of the articles of incorporation or this Article VI or any portion hereof or thereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director or officer to the fullest extent not prohibited by any applicable portion of Article VIII of the articles of incorporation or this Article VI that shall not have been invalidated, or by any other applicable law. If Article VIII of the articles of incorporation or this Article VI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the fullest extent under any other applicable law.

ARTICLE VII
Share Certificates

Section 7.01. Form; Signature.

The shares of the corporation shall be represented by certificates in such form or forms as

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shall be determined by the board of directors and shall be signed by the Chairman of the Board, President or a Vice- President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer of the corporation, and if a seal has been provided by the corporation, may be sealed with the seal of the corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a Transfer Agent or registered by a Registrar other than the corporation or its employee. In case any officer who has signed or whose facsimile has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of issue. Notwithstanding the foregoing, the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of the corporation's shares may be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Within a reasonable time after the issuance or transfer of shares without certificates, the corporation shall send the shareholder a written statement containing the information Michigan law requires to be on certificates. Notwithstanding the adoption of a resolution by the board of directors providing that any class or series of shares of the corporation may be uncertificated, every holder of uncertificated shares shall be entitled to receive from the corporation a certificate representing the number of shares registered in such holder's name.

Section 7.02. Transfer Agents and Registrars.

The board of directors may, in its discretion, appoint one or more banks or trust companies in the State of Michigan and in such other state or states as the board of directors may deem advisable, from time to time, to act as Transfer Agents and Registrars of the shares of the corporation; and upon such appointments being made, no certificate representing shares shall be valid until countersigned by one of such Transfer Agents and registered by one of such Registrars.

Section 7.03. Transfers of Shares.

Transfers of shares shall be made on the books of the corporation only upon written request by the person named in the certificate, or by his attorney lawfully constituted in writing, and upon surrender and cancellation of a certificate or certificates for a like number of shares of the same class, with duly executed assignment and a power of transfer endorsed thereon or attached thereto, and with such proof of the authenticity of the signatures as the corporation or its agents may reasonably require.

Section 7.04. Registered Shareholders.

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and other distributions, and to vote as such owner, and to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law or contemplated by the articles of incorporation.

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Section 7.05. Lost Certificates.

In case any certificate representing shares shall be lost, stolen, or destroyed, the board of directors, or any officer or officers duly authorized by the board of directors, may authorize the issuance of a substitute certificate in place of the certificate so lost, stolen, or destroyed, and may cause or authorize such substitute certificate to be countersigned by the appropriate Transfer Agent and registered by the appropriate Registrar. In each such case the applicant for a substitute certificate shall furnish to the corporation and to such of its Transfer Agents and Registrars as may require the same, evidence to their satisfaction, in their discretion, of the loss, theft, or destruction of such certificate and of the ownership thereof, and also such security or indemnity as may by them be required.


ARTICLE VIII
Miscellaneous


Section 8.01. Fiscal Year.

The board of directors from time to time shall determine the fiscal year of the corporation.

Section 8.02. Signatures on Negotiable Instruments.

All bills, notes, checks, or other instruments for the payment of money shall be signed or countersigned by such officers or agents and in such manner as from time to time may be prescribed by resolution of the board of directors, or may be prescribed by any officer or officers, or any officer and agent jointly, duly authorized by the board of directors.

Section 8.03. Dividends.

Except as otherwise provided in the articles of incorporation, dividends upon the shares of the corporation may be declared and paid as permitted by law in such amounts as the board of directors may determine at any annual or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock of the corporation, subject to the articles of incorporation.

Section 8.04. Reserves.

Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the board of directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the board of directors deems conducive to the interest of the corporation; and in its discretion, the board of directors may decrease or abolish any such reserve.

Section 8.05. Seal.

The board of directors may, but need not, provide a corporate seal which shall consist of two concentric circles between which is the name of the corporation and in the center of which shall be inscribed "SEAL".

Section 8.06. Corporation Offices.

The registered office of the corporation shall be as set forth in the articles of incorporation. The corporation may also have offices in such places as the board of directors may from time to time appoint or the business of the corporation require. Such offices may be outside the State of Michigan.

Section 8.07. Notices and Waivers of Notice.

(A) Delivery Of Notices. All notices to shareholders, directors and Board committee members shall be given (a) personally, (b) by mail (registered, certified or other first class mail, except where otherwise provided in the Michigan Business Corporation Act, with postage pre- paid), addressed to such person at the address designated by him or her for that purpose or, if none is designated, at his or her last known address, (c) by electronic transmission in a manner authorized by the person, or (d) as otherwise provided in the Michigan Business Corporation Act. In addition to any other form of notice to a shareholder permitted by the articles of incorporation, these by- laws, or the Michigan Business Corporation Act, any notice given to a shareholder by a form of electronic transmission to which the shareholder has consented is effective. Notices to directors of or Board committee members may also be delivered at his or her office on the corporation's premises, if any, or by express carrier, addressed to the address referred to in the first sentence of this Section 8.07. When a notice is required or permitted by the Michigan Business Corporation Act or these by- laws to be given in writing, electronic transmission is written notice. Notices given pursuant to this Section 8.07 shall be deemed to be given when dispatched, or, if mailed, when deposited in a post office or official depository under the exclusive care and custody of the United States postal service; provided that when a notice or communication is permitted by the Michigan Business Corporation Act or these by- laws to be transmitted electronically, the notice or communication is given when electronically transmitted to the person entitled to the notice or communication in a manner authorized by the person. Notices given by express carrier shall be deemed "dispatched" on the date and at the time the express carrier guarantees delivery of the notice. The corporation shall have no duty to change the written or electronic address of any director, Board committee member or shareholder unless the Secretary receives notice in writing or by electronic transmission of such address change.

(B) Waiver Of Notices. Action may be taken without a required notice and without lapse of a prescribed period of time, if at any time before or after the action is completed the person entitled to notice or to participate in the action to be taken or, in the case of a shareholder, his or her attorney- in- fact, submits a signed waiver or a waiver by electronic transmission of the requirements, or if such requirements are waived in such other manner permitted by applicable law. Neither the business to be transacted at, nor the purpose of, the meeting need be specified in the waiver of notice of the meeting. A shareholder's attendance at a meeting (in person or by proxy) will result in both of the following:

(1) Waiver of objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting.

(2) Waiver of objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

A director's attendance at or participation in any Board or Board committee meeting waives any required notice to him or her of the meeting unless he or she, at the beginning of the meeting or upon his or her arrival, objects to the meeting or the transacting of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.


ARTICLE IX
<u>**Amendments**</u>


Section 9.01. Power to Amend.

These by- laws may be amended, repealed, or adopted by the shareholders or the board of directors. Any by- law adopted by the board of directors may be amended or repealed by the board of directors or by shareholders entitled to vote thereon as herein provided; and any by- law adopted by the Incorporators or the shareholders may be amended or repealed by the board of directors, except as limited by statute and except when the shareholders have expressly provided otherwise with respect to any particular by- law or by- laws.

Exhibit 3.2

TABLE OF CONTENTS TO
RESTATED BY- LAWS OF
TAUBMAN CENTERS, INC.
(Reflecting amendments through ~~May 18, 2005~~December 11, 2009)

ii

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RESTATED BY- LAWS
OF
TAUBMAN CENTERS, INC.
(Reflecting amendments through May 18, 2005)

ARTICLE I
Meetings of Shareholders

Section 1.01. Place of Meetings.

Annual and special meetings of the shareholders shall be held at such place within or outside the State of Michigan as may be fixed from time to time by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 1.02. Annual Meeting.

The annual meeting of the shareholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on such date as the Chairman of the Board, or the Vice Chairman of the Board or the President or the board of directors shall designate, and at such hour as may be named, in the notice of said meeting. If the election of directors shall not be held on the date so designated for any annual meeting or at any adjournment of such meeting, the board of directors shall cause the election to be held at a special meeting as soon thereafter as it conveniently may be held.

Section 1.03. Special Meetings.

A special meeting of the shareholders may be called at any time and for any purpose or purposes by the Chairman of the Board, the Vice Chairman of the Board, the President, a Vice President or any two directors, and shall be called by the Company at the request of a shareholder or shareholders holding of record shares entitled to at least twenty- five percent (25%) of all the votes entitled to be cast by the holders of all outstanding capital stock of the corporation entitled to vote at such meeting, duly made in accordance with the following paragraph.

Any shareholder or shareholders desiring to request that a special meeting of the shareholders be called shall deliver a notice thereof in writing to the ~~secretary~~**Secretary** of the corporation at the principal executive offices of the corporation together with documentation evidencing that such shareholder or shareholders possess sufficient voting power in accordance with the requirement of the previous paragraph to request that such a special meeting be called. Such notice shall contain the information required by the final sentence of Section 1.06(A)(2) ~~of this Article I~~**hereof (and be updated and supplemented as required by Section 1.06(C)(3))** with respect to the item or items to be brought before the special meeting of the shareholders which is desired to be called. Within ten business days after receipt of such notice and verification of the accompanying documentation, the board of directors shall fix a record date and meeting date for such special meeting, which meeting date shall be set for not less than 30 nor more than ~~90~~**120**

days after the date of such board action.

Section 1.04. Notice of Meetings.

A written notice of the place, date, hour, and purposes of each meeting, whether annual or special, and any adjournment thereof, shall be given by the corporation personally or by mail to each shareholder entitled to vote thereat at least ten (10) but not more than sixty (60) days prior to the meeting unless a shorter time is provided by the Michigan Business Corporation Act and is fixed by the board of directors. The notice of any special meeting shall also state by or at whose direction it is being issued. If, at any meeting, whether annual or special, action is proposed to be taken which would, if taken, entitle shareholders fulfilling requirements of law to receive payment for their shares, the notice of such meeting shall include a statement of that purpose and to that effect. If any notice, as provided in this Section 1.04 is mailed, it shall be directed to the shareholder in a postage prepaid envelope at his address as it appears on the record of shareholders, or, if he shall have filed with the Secretary a written request that notices to him be mailed to some other address, then directed to him at such other address.

Section 1.05. Inspectors of Election.

The board of directors, or any officer or officers duly authorized by the board of directors, in advance of any meeting of shareholders, may appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed, the person presiding at the meeting may, and on the request of any shareholder entitled to vote thereat shall, appoint one or more inspectors. In case any person appointed fails to appear or act, the vacancy may be filled by appointment made by the board of directors in advance of the meeting or at the meeting by the chairman of the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting or any shareholder entitled to vote thereat, the inspectors shall make a report in writing of any facts or matters found or determined by them and execute a ~~cer- tificate~~**certificate** with respect thereto.

Section 1.06. Notice of Shareholder Business and Nominations.

(A) Annual Meetings Of Shareholders.

(1) Nominations of persons for election to the ~~Board~~**board** of ~~Directors~~**directors** of the corporation and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders (a) pursuant to the corporation's notice of meeting, (b) by or at the direction of the ~~Board~~**board** of ~~Directors~~**directors** or (c) by any shareholder of the corporation who was a shareholder of record at the time of giving of

notice provided for in this ~~by-law,~~**Section 1.06,** who is entitled to vote at the meeting and who complies with the notice procedures set forth in this ~~by-law.~~**Section 1.06.**

(2) For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (c) of paragraph (A)(1) of this ~~by-law,~~**Section 1.06,** the shareholder must have given timely notice thereof in writing to the Secretary of the corporation and such other business must otherwise be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the ~~60~~**90**th day nor earlier than the close of business on the ~~90~~**120**th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the ~~90~~**120**th day prior to such annual meeting and not later than the close of business on the later of the ~~60~~**90**th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a shareholder's notice as described above. Such shareholder's notice **(for either an annual meeting or special meeting)** shall set forth**:**

(a) as to each person whom the shareholder proposes to nominate for election or reelection as a director**:**

(i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the shareholder and beneficial owner, if any, and their respective affiliates and associates and others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates or others acting in concert therewith, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 of Regulation S-K if the shareholder, beneficial owner or affiliate, associate or person acting in concert were the "registrant" for purposes of such rule, and such nominee were a director or executive officer of such registrant; and

(iii) such other information as the board of directors may

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reasonably require to determine the eligibility or independence of such proposed nominee to serve as a director of the corporation. Without limitation, such nominee must deliver (in accordance with the time periods prescribed for delivery of notice under this Section 1.06) to the Secretary at the principal executive offices of the corporation a written questionnaire with respect to the background and qualification of such nominee and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the corporation, with such person's fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (C) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the corporation.

(b) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(c) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made**:**

(i) the name and address of such shareholder, as they appear on the corporation's books, and of such beneficial owner ~~and~~**;**

(ii) the class and number of shares of the corporation which are owned beneficially and of record by such shareholder and such beneficial owner**;**

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(iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such shareholder and such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing;

(iv) a description of any proxy, relationship, agreement, arrangement and/or understanding (including any derivative or short positions, convertible security, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares, in each case whether settled in shares or cash) that has or have been entered into by, or on behalf of, such shareholder and/or such beneficial owners, the effect or intent of which is to mitigate loss to, manage risk or benefit from share price changes (including any performance- related fees) for, or increase or decrease the voting power of, such shareholder and/or such beneficial owner, with respect to shares of stock of the corporation;

(v) a description of any agreement, arrangement or understanding between or among such shareholder or beneficial owner and any other person relating to acquiring, holding, voting or disposing of any shares of stock of the corporation;

(vi) a representation that the shareholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination; and

(vii) a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise to solicit proxies from shareholders in support of such proposal or nomination.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this ~~by—law~~**Section 1.06** to the contrary, in the event that the number of directors to be elected to the ~~Board~~**board** of ~~Directors~~**directors** of the corporation is increased and there is no public announcement by the corporation naming all of the nominees for director or specifying the size of the increased ~~Board~~**board** of ~~Directors~~**directors** at least seventy (70) days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this ~~by—law~~**Section 1.06** shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first

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made by the corporation.

(B) <u>Special Meetings Of Shareholders</u>. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the corporation's notice of meeting or by or at the direction of the ~~Board~~**board** of ~~Directors~~**directors**. Nominations of persons for election to the ~~Board~~**board** of ~~Directors~~**directors** may be made at a special meeting of shareholders at which directors are to be elected pursuant to the corporation's notice of meeting (a) by or at the direction of the ~~Board~~**board** of ~~Directors~~**directors** or (b) provided that the ~~Board~~**board** of ~~Directors~~**directors** has determined that directors shall be elected at such meeting, by any shareholder of the corporation who is a shareholder of record at the time of giving of notice provided for in this ~~by-law,~~**Section 1.06,** who shall be entitled to vote at the meeting and who complies with the notice procedures **and information requirements** set forth in this ~~by-law.~~**Section 1.06.** In the event the corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the ~~Board~~**board** of ~~Directors~~**directors**, any such shareholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation's notice of meeting, if the shareholder's notice required by ~~paragraph (A)(2) of~~ this ~~by-law~~**Section 1.06** shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than the close of business on the ~~90~~**120**th day prior to such special meeting and not later than the close of business on the later of the ~~60~~**90**th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the ~~Board~~**board** of ~~Directors~~**directors** to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a shareholder's notice as described above.

(C) <u>General</u>.

(1) Only such persons who are nominated in accordance with the procedures set forth in this ~~by-law~~**Section 1.06** shall be eligible to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this ~~by-law.~~**Section 1.06.** Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this ~~by-law~~**Section 1.06** and, if any proposed nomination or business is not in compliance with this ~~by-law,~~**Section 1.06,** to declare that such defective proposal or nomination shall be disregarded. ~~For purposes of this by-law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.~~ **Notwithstanding the foregoing provisions of this Section 1.06, unless otherwise required by law, if the shareholder (or a qualified representative of the shareholder) does not appear at the annual or special meeting of shareholders of the corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the**

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corporation. For purposes of this Section 1.06, to be considered a qualified representative of the shareholder, a person must be a duly authorized officer, manager or partner of such shareholder or must be authorized by a writing executed by such shareholder or an electronic transmission delivered by such shareholder to act for such shareholder as proxy at the meeting of shareholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of shareholders.

(2) Notwithstanding the foregoing provisions of this ~~by-law.~~Section 1.06, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this ~~by-law.~~Section 1.06. Nothing in this ~~by-law~~Section 1.06 shall be deemed to affect any rights (i) of shareholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a- 8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

(3) A shareholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before an annual or special meeting shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is 15 days prior to the meeting or any adjournment or postponement thereof; such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the corporation not later than five days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date), and not later than 10 days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of 15 days prior to the meeting or any adjournment or postponement thereof).

(4) For the purposes of this Section 1.06, "beneficial owner" shall mean a person that (A) beneficially owns shares for purposes of Section 13(d) of the Exchange Act or (B) has or shares, pursuant to any agreement, arrangement or understanding, the right to acquire shares, the right to vote shares or has investment power with respect to such shares, in each case alone or in concert with others.

(5) For purposes of this Section 1.06, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

Section 1.07. Quorum and Adjournment.

Unless a greater or lesser quorum is provided by statute or in the articles of incorporation, shares entitled to cast a majority of the votes at a meeting constitute a quorum at the meeting. The shareholders present in person or by proxy at the meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum. By a vote of the shares present, even if less than a quorum, the meeting may be adjourned to another place and time for a period not exceeding thirty (30) days in any one case. No notice of the time and place of adjourned meetings need be given except as required by law. At an adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the meeting as originally called.

Section 1.08. Vote of Shareholders.

Each share of outstanding capital stock shall entitle its holder to the voting rights set forth in the articles of incorporation. All elections of directors shall be by a plurality vote of the shareholders entitled to vote at such meeting of shareholders. Whenever any corporate action is to be taken by vote, other than the election of directors, it shall, except as otherwise required by statute, by the articles of incorporation, or by these by- laws, be authorized by two- thirds (2/3(rds)) of all the votes entitled to be cast by the holders of all outstanding capital stock entitled to vote on the action. Directors shall be elected if approved by a plurality of the votes cast at an election.

Section 1.09. Proxies.

Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. Every proxy must be in writing and signed by the shareholder or his attorney- in- fact. No proxy shall be valid after the expiration of three (3) years from the date thereof unless otherwise provided in the proxy.

Section 1.10. ~~Consents.~~

~~To the extent permitted by law, any action required or permitted to be taken by the holders of any class or series of capital stock authorized under the articles of incorporation to vote by non-unanimous written consent may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. The written consents shall bear the date of signature of each shareholder who signs the consent. No written consents shall be effective to take the action referred to unless, within 60 days after the record date for determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, written consents signed by shareholders holding a sufficient number of shares to take the action are delivered to the corporation. Delivery shall be to the corporation's registered office, its principal place of business, or an officer or agent of the corporation having custody of the minutes of the proceedings of its shareholders. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the action with-out a meeting by less than unanimous written consent shall be given to the holders of the relevant class or series of capital stock who would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and who have not consented in writing.~~**Section 1.11. Organization of Shareholders' Meetings.**

At every meeting of the shareholders, the Chairman of the Board, or in his absence, the Vice Chairman of the Board, or in his absence, the President, or in his absence, a Vice President, or in the absence of the Chairman of the Board, the President and Vice President, a chairman chosen by a majority in interest of the shareholders of the corporation present in person or by proxy and entitled to vote, shall act as chairman; and the Secretary, or in his absence any person appointed by the chairman, shall act as secretary.


ARTICLE II
Determination of Voting Rights,
Dividend, and Other Rights


For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or for the purpose of any other action, the board of directors may fix, in advance, a date as the record date for any such determination of shareholders. Such date shall not be more than sixty (60) nor less than ten (10) days before the date of any such meeting, nor more than thirty (30) days prior to any other action. If a record date is so fixed, such shareholders and only such shareholders as shall be shareholders of record on that date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to express such consent or dissent, or to receive payment of such dividend or such allotment of rights,

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or otherwise to be recognized as shareholders for the purpose of any other action, notwithstanding any transfer of any shares on the books of the corporation after any such record date so fixed.

ARTICLE III
Directors

Section 3.01. General Powers.

The business and all the powers of the corporation, and the stock, property, and affairs of the corporation, except as otherwise provided by the articles of incorporation, the bylaws, or by statute, shall be managed by the board of directors.

Section 3.02. Number, Qualifications, and Term of Office.

Except when the ~~Corporation~~**corporation**'s articles of incorporation require the board to ~~con sist~~**consist** of a fixed number of directors, the board of directors shall consist of that number of directors established from time to time by the board of directors, provided that the board cannot reduce the number of directors below its then current size except upon the expiration of the term of one or more directors or the death, resignation, or removal of a director. Except as otherwise required by the articles of incorporation, the directors, who need not be shareholders, shall be divided into three classes that shall be as nearly equal in number as is possible. At each annual meeting of shareholders, one class of directors shall be chosen for a full three year term and until their successors shall be duly elected and qualified or, if earlier, until death, resignation or removal.

If satisfied immediately following the most recent election or appointment of directors, any requirement under the articles of incorporation or these by- laws regarding the number of directors who must be "independent" shall be deemed to be satisfied until the next annual meeting of shareholders, notwithstanding the occurrence of one or more vacancies on the board of directors occurring between meetings of shareholders.

Section 3.03. Place of Meetings.

Meetings of the board of directors, annual or special, shall be held at any place within or outside the State of Michigan as may from time to time be determined by the board of directors.

Section 3.04. Annual Meeting.

The board of directors shall meet as soon as practicable after each annual election of directors for the purpose of organization, election of officers, and the transaction of other business, on the same day and at the same place at which the shareholders' meeting is held. Notice of such meeting need not be given. Such meeting may be held at such other time and place as shall be specified in a notice to be given as hereinafter provided for special meetings of the board of directors, or according to consent and waiver of notice thereof signed by all directors.

Section 3.05. Regular and Special Meetings.

Regular (i.e., previously scheduled by action of the board of directors) meetings of the board of directors may be held with or without notice. Special meetings of the board of directors shall be held whenever called by any director. Notice of any special meeting, and any adjournment thereof, stating the place, date, hour and purpose of the meeting, shall be provided to each director, not later than forty- eight (48) hours prior to the day on which the meeting is to be held. Unless limited by statute, the articles of incorporation, these by- laws, or the terms of the notice thereof, any and all business may be transacted at any special meeting.

Section 3.06. Quorum and Manner of Action.

A majority of the directors in office at the time of any meeting of the board of directors, present in person or by means of telephonic conference, shall be necessary and sufficient to constitute a quorum for the transaction of business. The affirmative vote of a majority of the directors in office shall be required for the approval of all actions to be taken by the board of directors, except as otherwise required by statute or the articles of incorporation and except for adjournment. A majority of the directors present, regardless of whether a quorum is present, may adjourn any meeting to another place and time for a period not exceeding thirty (30) days in any one case. If all of the directors severally or collectively consent in writing to any act taken or to be taken by the corporation, such action shall be valid corporate action as though it had been authorized at a meeting of the board of directors.

Section 3.07. Compensation.

Each independent director shall be paid such directors' fees and fixed sums and expenses for attendance at each annual, regular or special meeting of the board of directors or committees of the board of directors as the board of directors by resolution so determines; provided, however, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 3.08. Removal of Directors.

By a vote of two- thirds (2/3(rds)) of all the votes entitled to be cast by the holders of all outstanding capital stock entitled to vote, the shareholders may remove one or more or all of the directors from office for or without cause.

Section 3.09. Resignations.

Any director may resign at any time by giving written notice to the board of directors, the Chairman of the Board, the Vice Chairman, the President, or the Secretary of the corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.10. Vacancies.

Any vacancies occurring on the board of directors by reason of death, resignation, retirement, disqualification, removal, or an increase in the size of the board of directors shall be temporarily filled by the board of directors then in office. Except as provided in the next sentence, unless a successor director is elected by a vote of the shareholders, any director elected by the board of directors to fill a vacancy temporarily shall hold office for the unexpired portion of the term of his predecessor. If a director is elected by the directors in order to fill a vacancy created as a result of an increase in the size of the board of directors, then such director shall have an initial term equal to the remaining term of the class of directors that such director is placed in pursuant to the resolution of the board of directors adopted pursuant to Section 3.02 of these by- laws.

Section 3.11. Organization of Board Meeting.

At each meeting of the board of directors, the Chairman, or in his absence, the Vice Chairman, or in his absence, the President, if he is a director, or in his absence, a director chosen by a majority of the directors present, shall act as chairman of the meeting. The Secretary, or in his absence, any person appointed by the chairman, shall act as secretary of the meeting.


ARTICLE IV
Committees


Section 4.01. Committees.

The corporation may have such committees as the board of directors shall by resolution from time to time determine, which shall have such powers and authority as are designated by the board of directors.

Section 4.02. Regular Meetings.

Regular meetings of a committee shall be held without notice at such time and at such place as shall from time to time be determined by resolution of the committee. In case the day so determined shall be a legal holiday, such meeting shall be held on the next succeeding day, not a legal holiday, at the same hour.

Section 4.03. Special Meetings.

Special meetings of a committee shall be held wherever called by the chairman of the committee. Notice of any special meeting and any adjournment thereof shall be provided not later than the second (2nd) day before the day on which the meeting is to be held. Notice of any meeting of a committee need not be given to any member who submits a signed waiver of notice before or after the meeting, or who attends the meeting without protesting prior thereto or at its commencement the lack of notice to him. Unless limited by statute, the articles of incorporation, these by- laws, or the terms of the notice thereof, any and all business may be transacted at any special meeting of the committee.

Section 4.04. Quorum and Manner of Action.

A majority of the members of a committee in office at the time of any regular or special meeting of the committee present in person or by means of telephonic conference shall constitute a quorum for the transaction of business. The vote of a majority of the members shall be the act of the committee. Any member of a committee may require that action proposed to be taken by the committee instead be submitted to the board of directors for its consideration and action. A majority of the members present, whether or not a quorum is present, may adjourn any meeting to another time and place. No notice of an adjourned meeting need be given.

Section 4.05. Records.

A committee shall keep minutes of its proceedings and shall submit the same from time to time to the board of directors. The Secretary of the corporation, or in his absence an assistant secretary, shall act as secretary to the committee; or the committee may in its discretion appoint its own secretary.

Section 4.06. Vacancies.

Any newly created memberships and vacancies occurring in a committee shall be filled by resolution adopted by a majority of the entire board of directors.

ARTICLE V
Officers

Section 5.01. Officers.

The elected officers of the corporation shall be a Chairman of the Board, a President, a Chief Financial Officer, a Secretary, a Treasurer, and, if the board of directors so determines, one or more Vice Chairman of the Board and Vice Presidents. The board of directors may also appoint one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers and agents as may from time to time appear to be necessary or advisable in the conduct of the affairs of the corporation. Any two or more offices, whether elective or appointive, may be held by the same person, except that an officer shall not execute, acknowledge or verify any instrument in more than one capacity if the instrument is required by law or the articles of incorporation or ~~the~~**these** by- laws to be executed, acknowledged or verified by two or more officers.

Section 5.02. Term of Office and Resignation.

So far as practicable, all elected officers shall be elected at the first meeting of the board of directors following the annual meeting of shareholders in each year and, except as otherwise hereinafter provided, shall hold office until the first meeting of the board of directors following the next annual meeting of shareholders and until their respective successors shall have been elected or appointed and qualified. All other officers shall hold office during the pleasure of the board of directors. Any elected or appointed officer may resign at any time by giving written notice to the board of directors, the Chairman, the Vice Chairman, the President, the Chief Financial Officer, or the Secretary of the corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5.03. Removal of Elected Officers.

Any officer may be removed at any time, with or without cause, by vote at any meeting of the board of directors.

Section 5.04. Vacancies.

If any vacancy shall occur in any office for any reason, the board of directors may elect or appoint a successor to fill such vacancy for the remainder of the term.

Section 5.05. Compensation.

The compensation, if any, of all elected or appointed officers and agents of the corporation shall be fixed by the board of directors.

Section 5.06. The Chairman of the Board.

The Chairman of the Board (sometimes herein the "Chairman") shall preside at all meetings of the shareholders and board of directors and shall appoint all standing and special committees as are deemed necessary in the conduct of the business. The Chairman shall exercise any and all powers and perform any and all duties which are required by ~~the~~**these** by- laws and which the board of directors may additionally confer upon him.

Section 5.07. The Vice Chairman of the Board.

The Vice Chairman of the Board (sometimes herein the "Vice Chairman"), in the absence of the Chairman, shall preside at all meetings of the shareholders and board of directors. The Vice Chairman shall exercise any and all powers and perform any and all duties which are required by ~~the~~**these** by- laws and which the board of directors may additionally confer upon him.

Section 5.08. The President.

The President shall be the Chief Executive Officer and, if he is a director, in the absence of the Chairman and the Vice Chairman, preside at all meetings of the board of directors; and shall perform such other duties as are usually ascribed to that office. The President shall exercise any and all powers and perform any and all duties which are required by ~~the~~**these** by- laws and which the board of directors may additionally confer upon him.

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Section 5.09. The Chief Financial Officer.

The Chief Financial Officer shall perform all necessary acts and duties in connection with the administration of the financial affairs of the corporation; and shall perform such other duties as are usually ascribed to that office. The Chief Financial Officer shall exercise any and all powers and perform any and all duties which are required by ~~the~~**these** by- laws and which the board of directors may additionally confer upon him.

Section 5.10. The Vice President.

The Vice President, if any, or if there is more than one Vice President, each Vice President, shall have such powers and discharge such duties as may be assigned to him from time to time by the board of directors.

Section 5.11. The Secretary.

The Secretary shall attend all meetings of the board of directors and the shareholders and shall record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall, when requested, perform like duties for all committees of the board of directors. He shall attend to the giving of notice of all meetings of the shareholders, and special meetings of the board of directors and committees thereof; he shall have custody of the corporate seal, if same is provided, and, when authorized by the board of directors, shall have authority to affix the same to any instrument and, when so affixed, it shall be attested by his signature or by the signatures of the Treasurer or an Assistant Secretary or an Assistant Treasurer. He shall keep an account for all books, documents, papers, and records of the corporation, except those for which some other officer or agent is properly accountable. He shall have authority to sign stock certificates, and shall generally perform all the duties appertaining to the office of ~~secretary~~**Secretary** of a corporation. In the absence of the Secretary, such person as shall be designated by the President shall perform his duties.

Section 5.12. The Treasurer.

The Treasurer shall have the care and custody of all the funds of the corporation and shall deposit the same in such banks or other depositories as the board of directors, or any officer and agent jointly, duly authorized by the board of directors, shall, from time to time, direct or approve. He shall keep a full and accurate account of all monies received and paid on account of the corporation, and shall render a statement of his accounts whenever the board of directors shall require. In addition, he shall generally perform all duties usually appertaining to the office of Treasurer of a corporation. When required by the board of directors, he shall give bonds for the faithful discharge of his duties in such sums and with such sureties as the board of directors shall approve. In the absence of the Treasurer, such person as shall be designated by the Chief Financial Officer shall perform his duties.

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ARTICLE VI
Indemnification

Subject to and in furtherance of the provisions of the Article VIII of the articles of incorporation:

Section 6.01. ~~Indemnification~~Insurance.

~~Subject to and in accordance with the provisions of the corporation's articles of incorporation, the corporation has the power to (and, if so provided in the corporation's articles of incorporation, shall) indemnify any person (and the heirs, executors, and administrators of any such person) against any loss, cost, damage, fine, penalty, or expense (including attorneys' fees) suffered, incurred, assessed, or imposed by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation or is or was serving, at the request of the corporation, as a director, officer, employee, agent, partner, or trustee of another corporation, partnership, joint venture, trust, or other enterprise.~~

~~Section 6.02. Advancement of Expenses.~~

~~Subject to and in accordance with the corporation's articles of incorporation, expenses incurred in defending or settling a civil or criminal action, suit, or proceeding to which any person described in Section 6.01 is or was a party, or is or was threatened to be made a party, may (and, if so provided in the corporation's articles of incorporation, shall) be paid by the corporation in advance.~~

~~Section 6.03. Indemnification: Insurance.~~ The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is liable as a director of the corporation, or is or was serving, at the request of the corporation, as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, regardless of whether the corporation would have power to indemnify him against such liability ~~under the provisions of~~**pursuant to Article VIII of the articles of incorporation and/or** this Article VI.

Section ~~6.04. Indemnification:~~ 6.02. Constituent Corporations.

For the purposes of **Article VIII of the articles of incorporation and** this Article VI, references to the corporation include all constituent corporations absorbed in a merger and the resulting or surviving corporation, so that a person who is or was a director or officer of such constituent corporation or is or was serving at the request of such constituent corporation as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise shall (as shall his heirs, executors, and administrators) stand in the same position, under the provisions of **Article VIII of the articles of incorporation and** this Article **VI**, with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

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Section 6.03. Right of Claimant to Bring Suit.

If a claim under Article VIII of the articles of incorporation and/or this Article VI is not paid in full by the corporation within 30 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit, in a court of competent jurisdiction in the State of Michigan, against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the laws of the State of Michigan for the corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the corporation. Neither the failure of the corporation (including its board of directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he or she has met the applicable standard of conduct set forth in the laws of the State of Michigan, nor an actual determination by the corporation (including its board of directors, independent legal counsel, or its shareholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Notice of any application to the court pursuant to this Section 6.03 shall be given to the corporation promptly upon filing.

Section 6.04. No Exclusivity.

The rights conferred on any person by Article VIII of the articles of incorporation and this Article VI shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the articles of incorporation, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

Section 6.05. ERISA Fiduciaries.

To ensure indemnification under Article VIII of the articles of incorporation and this Article VI of all such persons who are or were "fiduciaries" of an employee benefit plan governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974", as amended from time to time, the provisions of this Article VI shall, for the purposes hereof, be interpreted as follows: an "other enterprise" shall be deemed to include an employee benefit plan; the corporation shall be deemed to have requested a person to serve as an employee of an employee benefit plan where the performance by such person of duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to said Act of Congress shall be deemed "fines"; and action taken or omitted by a person with respect to an employee benefit plan in

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the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

Section 6.06. Survival.

The rights provided by Article VIII of the articles of incorporation and this Article VI shall continue as to a person who ceases to be an indemnitee under the articles of incorporation or these by-laws and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 6.07. Settlement of Claims.

The corporation shall not be liable to indemnify any person under Article VIII of the articles of incorporation or this Article VI (a) for any amounts paid in settlement of any action or claim effected without the corporation's written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award if the corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 6.08. Contract Right; Effect of Amendment.

The rights provided by Article VIII of the articles of incorporation and this Article VI shall be a contract right that vests at the time of such person's service to, or at the request of, the corporation. Persons who after the date of the adoption of this Article VI become or remain indemnitees of the corporation shall be conclusively presumed to have relied on the rights to indemnification and advancement of expenses contained in Article VIII of the articles of incorporation and this Article VI. Any amendment, repeal, or modification of Article VIII of the articles of incorporation or this Article VI shall not adversely affect any right or protection of any person existing at the time of such amendment, repeal, or modification.

Section 6.09. Subrogation.

In the event of payment under Article VIII of the articles of incorporation and/or this Article VI, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the person, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the corporation effectively to bring suit to enforce such rights.

Section 6.10. No Duplication of Payments.

The corporation shall not be liable under Article VIII of the articles of incorporation or this Article VI to make any payment in connection with any claim made against the indemnitee to the extent the indemnitee has otherwise actually received payment (under any

insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable hereunder.
Section 6.11. Savings Clause.

If Article VIII of the articles of incorporation or this Article VI or any portion hereof or thereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director or officer to the fullest extent not prohibited by any applicable portion of Article VIII of the articles of incorporation or this Article VI that shall not have been invalidated, or by any other applicable law. If Article VIII of the articles of incorporation or this Article VI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the fullest extent under any other applicable law.


ARTICLE VII
Share Certificates


Section 7.01. Form~,~**;** Signature.

The shares of the ~Corporation~**corporation** shall be represented by certificates in such form or forms as shall be determined by the ~Board~**board** of ~Directors~**directors** and shall be signed by the Chairman of the Board, President or a Vice- President and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer of the ~Corporation~**corporation**, and if a seal has been provided by the ~Corporation~**corporation**, may be sealed with the seal of the ~Corporation~**corporation** or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a Transfer Agent or registered by a Registrar other than the ~Corporation~**corporation** or its employee. In case any officer who has signed or whose facsimile has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the ~Corporation~**corporation** with the same effect as if he were such officer at the date of issue. Notwithstanding the foregoing, the ~Board~**board** of ~Directors~**directors** may provide by resolution or resolutions that some or all of any or all classes or series of the ~Corporation~**corporation**'s shares may be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the ~Corporation~**corporation**. Within a reasonable time after the issuance or transfer of shares without certificates, the ~Corporation~**corporation** shall send the shareholder a written statement containing the information Michigan law requires to be on certificates. Notwithstanding the adoption of a resolution by the ~Board~**board** of ~Directors~**directors** providing that any class or series of shares of the ~Corporation~**corporation** may be uncertificated, every holder of uncertificated shares shall be entitled to receive from the ~Corporation~**corporation** a certificate representing the number of shares registered in such holder's name.

Section 7.02. Transfer Agents and Registrars.

The board of directors may, in its discretion, appoint one or more banks or trust companies

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in the State of Michigan and in such other state or states as the board of directors may deem advisable, from time to time, to act as Transfer Agents and Registrars of the shares of the corporation; and upon such appointments being made, no certificate representing shares shall be valid until countersigned by one of such Transfer Agents and registered by one of such Registrars.

Section 7.03. Transfers of Shares.

Transfers of shares shall be made on the books of the corporation only upon written request by the person named in the certificate, or by his attorney lawfully constituted in writing, and upon surrender and cancellation of a certificate or certificates for a like number of shares of the same class, with duly executed assignment and a power of transfer endorsed thereon or attached thereto, and with such proof of the authenticity of the signatures as the corporation or its agents may reasonably require.

Section 7.04. Registered Shareholders.

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and other distributions, and to vote as such owner, and to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law or contemplated by the articles of incorporation.

Section 7.05. Lost Certificates.

In case any certificate representing shares shall be lost, stolen, or destroyed, the board of directors, or any officer or officers duly authorized by the board of directors, may authorize the issuance of a substitute certificate in place of the certificate so lost, stolen, or destroyed, and may cause or authorize such substitute certificate to be countersigned by the appropriate Transfer Agent and registered by the appropriate Registrar. In each such case the applicant for a substitute certificate shall furnish to the corporation and to such of its Transfer Agents and Registrars as may require the same, evidence to their satisfaction, in their discretion, of the loss, theft, or destruction of such certificate and of the ownership thereof, and also such security or indemnity as may by them be required.

ARTICLE VIII
Miscellaneous

Section 8.01. Fiscal Year.

The board of directors from time to time shall determine the fiscal year of the corporation.

Section 8.02. Signatures on Negotiable Instruments.

All bills, notes, checks, or other instruments for the payment of money shall be signed or countersigned by such officers or agents and in such manner as from time to time may be prescribed by resolution of the board of directors, or may be prescribed by any officer or officers, or any officer and agent jointly, duly authorized by the board of directors.

Section 8.03. Dividends.

Except as otherwise provided in the articles of incorporation, dividends upon the shares of the corporation may be declared and paid as permitted by law in such amounts as the board of directors may determine at any annual or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock of the corporation, subject to the articles of incorporation.

Section 8.04. Reserves.

Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the board of directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the board of directors deems conducive to the interest of the corporation; and in its discretion, the board of directors may decrease or abolish any such reserve.

Section 8.05. Seal.

The board of directors may, but need not, provide a corporate seal which shall consist of two concentric circles between which is the name of the corporation and in the center of which shall be inscribed "SEAL".

Section 8.06. Corporation Offices.

The registered office of the corporation shall be as set forth in the articles of incorporation. The corporation may also have offices in such places as the board of directors may from time to time appoint or the business of the corporation require. Such offices may be outside the State of Michigan.

Section 8.07. Notices and Waivers of Notice.

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(A) <u>Delivery Of Notices</u>. All notices to shareholders, directors and Board committee members shall be given (a) personally, (b) by mail (registered, certified or other first class mail, except where otherwise provided in the Michigan Business Corporation Act, with postage pre- paid), addressed to such person at the address designated by him or her for that purpose or, if none is designated, at his or her last known address, (c) by electronic transmission in a manner authorized by the person, or (d) as otherwise provided in the Michigan Business Corporation Act. In addition to any other form of notice to a shareholder permitted by the ~~Articles~~**articles** of ~~Incorporation~~**incorporation**, these ~~By Laws~~**by- laws**, or the Michigan Business Corporation Act, any notice given to a shareholder by a form of electronic transmission to which the shareholder has consented is effective. Notices to directors of or Board committee members may also be delivered at his or her office on the ~~Corporation~~**corporation**'s premises, if any, or by express carrier, addressed to the address referred to in the first sentence of this Section~~.~~ **8.07.** When a notice is required or permitted by the Michigan Business Corporation Act or these ~~By Laws~~**by- laws** to be given in writing, electronic transmission is written notice. Notices given pursuant to this ~~SECTION~~**Section** 8.07 shall be deemed to be given when dispatched, or, if mailed, when deposited in a post office or official depository under the exclusive care and custody of the United States postal service; provided that when a notice or communication is permitted by the Michigan Business Corporation Act or these ~~By Laws~~**by- laws** to be transmitted electronically, the notice or communication is given when electronically transmitted to the person entitled to the notice or communication in a manner authorized by the person. Notices given by express carrier shall be deemed "dispatched" on the date and at the time the express carrier guarantees delivery of the notice. The ~~Corporation~~**corporation** shall have no duty to change the written or electronic address of any director, Board committee member or shareholder unless the Secretary receives notice in writing or by electronic transmission of such address change.

(B) <u>Waiver Of Notices</u>. Action may be taken without a required notice and without lapse of a prescribed period of time, if at any time before or after the action is completed the person entitled to notice or to participate in the action to be taken or, in the case of a shareholder, his or her attorney-in- fact, submits a signed waiver or a waiver by electronic transmission of the requirements, or if such requirements are waived in such other manner permitted by applicable law. Neither the business to be transacted at, nor the purpose of, the meeting need be specified in the waiver of notice of the meeting. A shareholder's attendance at a meeting (in person or by proxy) will result in both of the following:

(1) Waiver of objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting.

(2) Waiver of objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

A director's attendance at or participation in any Board or Board committee meeting waives any required notice to him or her of the meeting unless he or she, at the beginning of the meeting or upon his or her arrival, objects to the meeting or the transacting of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

ARTICLE IX
Amendments

Section 9.01. Power to Amend.

These by- laws may be amended, repealed, or adopted by the shareholders or the board of directors. Any by- law adopted by the board of directors may be amended or repealed by the board of directors or by shareholders entitled to vote thereon as herein provided; and any by- law adopted by the Incorporators or the shareholders may be amended or repealed by the board of directors, except as limited by statute and except when the shareholders have expressly provided otherwise with respect to any particular by- law or by- laws.

~~ARTICLE X~~
~~Control Shares~~

~~Chapter 7B of the Michigan Business Corporation Act does not apply to control share acquisitions of shares of the Corporation.~~

EXHIBIT D

Taubman Centers, Inc.'s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission File No. 1-11530

TAUBMAN CENTERS, INC.

(Exact name of registrant as specified in its charter)

Michigan	38-2033632
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan	48304-2324
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (248) 258-6800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	New York Stock Exchange
6.5% Series J Cumulative Redeemable Preferred Stock, No Par Value	New York Stock Exchange
6.25% Series K Cumulative Redeemable Preferred Stock, No Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes   ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes   ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒   Accelerated Filer ☐   Non-Accelerated Filer ☐   Smaller reporting company ☐
(Do not check if a smaller reporting company)

reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

The aggregate market value of the 58,535,283 shares of Common Stock held by non-affiliates of the registrant as of June 30, 2016 was $4.3 billion, based upon the closing price of $74.20 per share on the New York Stock Exchange composite tape on June 30, 2016. (For this computation, the registrant has excluded the market value of all shares of its Common Stock held by directors of the registrant and certain other shareholders; such exclusion shall not be deemed to constitute an admission that any such person is an "affiliate" of the registrant.) As of February 22, 2017, there were outstanding 60,514,503 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the annual shareholders meeting to be held in 2017 are incorporated by reference into Part III.

TAUBMAN CENTERS, INC.
CONTENTS

PART I

PART II

PART III

PART IV

Table of Contents

PART I

Item 1. BUSINESS.

The following discussion of our business contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent our expectations or beliefs concerning future events and performance. We caution that although forward-looking statements reflect our good faith beliefs and reasonable judgment based upon current information, these statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including those risks, uncertainties, and factors detailed from time to time in reports filed with the Securities and Exchange Commission (SEC), and in particular those set forth under "Risk Factors" in this Annual Report on Form 10-K. The forward-looking statements included in this report are made as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

The Company

Taubman Centers, Inc. (TCO or the Company) is a Michigan corporation (incorporated in 1973) that operates as a self-administered and self-managed real estate investment trust (REIT). The Taubman Realty Group Limited Partnership (the Operating Partnership or TRG) is a majority-owned partnership subsidiary of TCO that owns direct or indirect interests in all of our real estate properties. In this report, the terms "we", "us", and "our" refer to TCO, the Operating Partnership, and/or the Operating Partnership's subsidiaries as the context may require.

We own, lease, acquire, dispose of, develop, expand, and manage regional and super-regional shopping centers and interests therein. Our owned portfolio of operating centers as of December 31, 2016 consisted of 23 urban and suburban shopping centers operating in 11 U.S. states, Puerto Rico, South Korea, and China. The Consolidated Businesses consist of shopping centers and entities that are controlled by ownership or contractual agreements, The Taubman Company LLC (Manager), and Taubman Properties Asia LLC and its subsidiaries (Taubman Asia). Shopping centers owned through joint ventures that are not controlled by us but over which we have significant influence (Unconsolidated Joint Ventures) are accounted for under the equity method. See "Item 2. Properties" for information regarding the centers.

Taubman Asia, which is the platform for our operations and developments in China and South Korea, is headquartered in Hong Kong.

We operate as a REIT under the Internal Revenue Code of 1986, as amended (the Code). In order to satisfy the provisions of the Code applicable to REITs, we must distribute to our shareowners at least 90% of our REIT taxable income prior to net capital gains and meet certain other requirements. The Operating Partnership's partnership agreement provides that the Operating Partnership will distribute, at a minimum, sufficient amounts to its partners such that our pro rata share will enable us to pay shareowner dividends (including capital gains dividends that may be required upon the Operating Partnership's sale of an asset) that will satisfy the REIT provisions of the Code.

We have one reportable segment, which owns, develops, and manages regional shopping centers. We have aggregated our shopping centers into this one reportable segment, as the shopping centers share similar economic characteristics and other similarities. See "Note 1 - Summary of Significant Accounting Policies" to our consolidated financial statements for more information.

Recent Developments

For a discussion of business developments that occurred in 2016, see "Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)."

The Shopping Center Business

There are several types of retail shopping centers, varying primarily by size and marketing strategy. Retail shopping centers range from neighborhood centers of less than 100,000 square feet of gross leasable area (GLA) to regional and super-regional shopping centers. Retail shopping centers in excess of 400,000 square feet of GLA are generally referred to as "regional" shopping centers, while those centers having in excess of 800,000 square feet of GLA are generally referred to as "super-regional" shopping centers. In this Annual Report on Form 10-K, the term "regional shopping centers" refers to both regional and super-regional shopping centers. The term "GLA" refers to gross retail space, including anchors and mall tenant areas, and the term "Mall GLA" refers to gross retail space, excluding anchors. The term "anchor" refers to a department store or other large retail store. The term "mall tenants" refers to stores (other than anchors) that lease space in shopping centers.

Business of the Company

We are engaged in the ownership, leasing, acquisition, disposition, development, expansion, and management of regional shopping centers and interests therein. We owned interests in 23 operating centers as of December 31, 2016.

As of December 31, 2016, the centers:

- are strategically located in major metropolitan areas, many in communities that are among the most affluent in the U.S. or Asia, including Denver, Detroit, Honolulu, Kansas City, Los Angeles, Miami, Nashville, New York City, Orlando, Salt Lake City, San Francisco, San Juan, Sarasota, St. Louis, Tampa, Washington, D.C., Hanam (South Korea), and Xi'an (China);

- range in size between 236,000 and 1.7 million square feet of GLA and between 186,000 and 1.2 million square feet of Mall GLA, with an average of 1.0 million and 0.5 million square feet, respectively. The smallest center has approximately 60 stores, and the largest has over 250 stores with an average of 150 stores per center. Of the 23 centers, 14 are super-regional shopping centers;

- have approximately 3,100 stores operated by their mall tenants under approximately 1,500 trade names;

- have 53 anchors, operating under 14 trade names;

- lease approximately 93% of Mall GLA to national chains (U.S. centers only), including subsidiaries or divisions of Forever 21 (Forever 21, For Love 21, and XXI Forever), The Gap (Gap, Gap Kids, Baby Gap, Banana Republic, Old Navy, Athleta, and others), H&M, and Limited Brands (Bath & Body Works/White Barn Candle, Pink, Victoria's Secret, and others); and

- are among the highest quality centers in the U.S. public regional mall industry as measured by our high portfolio average of mall tenants' sales per square foot. In 2016, our mall tenants at comparable centers reported average sales per square foot of $792.

The most important factor affecting the revenues generated by the centers is leasing to mall tenants (including temporary tenants and specialty retailers), which represents approximately 90% of revenues. Anchors account for less than 10% of revenues because many own their stores and, in general, those that lease their stores do so at rates substantially lower than those in effect for mall tenants.

Our portfolio is concentrated in highly productive shopping centers. Of our 23 owned centers, 19 have annualized rent rolls at December 31, 2016 of over $10 million. We believe that this level of productivity is indicative of the centers' strong competitive positions and is, in significant part, attributable to our business strategy and philosophy. We believe that large shopping centers (including regional and especially super-regional shopping centers) are the least susceptible to direct competition because (among other reasons) anchors and large specialty retail stores do not find it economically attractive to open additional stores in the immediate vicinity of an existing location for fear of competing with themselves. In addition to the advantage of size, we believe that the centers' success can be attributed in part to their other physical characteristics, such as design, layout, and amenities.

Business Strategy And Philosophy

We believe that the regional shopping center business is not simply a real estate development business, but rather an operating business in which a retailing approach to the on-going management and leasing of the centers is essential. Thus we:

- offer retailers a location where they can maximize their profitability. We believe leading retailers and emerging concepts choose to showcase their brand in the best markets and highest quality assets;

- offer a large, diverse selection of retail stores and dining in each center to give customers a broad selection of consumer goods, food, and entertainment and a variety of price ranges;

- endeavor to increase overall mall tenants' sales by leasing space to a constantly changing mix of tenants, thereby increasing rents;

- seek to anticipate trends in the retailing industry and emphasize ongoing introductions of new retail concepts into our centers. Due in part to this strategy, a number of successful retail trade names have opened their first mall stores in the centers. In addition, we have brought to the centers "new to the market" retailers and other retailers that previously served customers through online presences. We believe that the execution of this leasing strategy is an important element in building and maintaining customer loyalty and increasing mall productivity; and

- provide innovative initiatives, including those that utilize technology and the Internet, to increase revenues, enhance the shopping experience, build customer loyalty, and increase tenant sales, with the following as examples:

  - our Taubman website program connects shoppers to each of our individual center brands through the Internet, including mobile devices;

  - we have a robust email program reaching our most loyal customers weekly and our social media sites offer retailers and customers an immediate geo-targeted communication vehicle;

  - we have pioneered an indoor navigation technology that has the potential to significantly change a shopper's experience and connect them to retailers in new ways. Since its pilot in 2014, we have rolled out the indoor navigation technology at 15 centers in our portfolio;

  - we were one of the first mall companies to implement a third-party loyalty program that directly and automatically connects shopper credit card activity within the mall to rewards earned in order to drive repeat shopper visits; and

  - we are continuing to invest in other synergistic digital capabilities and are a leading pioneer of the "Smart Mall" concept. Of the 23 shopping centers in our portfolio, 19 are considered to be "Smart Malls." This technology includes a new fiber optic network throughout the centers, free shopper Wi-Fi, navigation and directory technology, advanced energy management, high-speed networking options for our tenants, new digital, mobile shopper engagement, and advanced shopper analytics.

The impact of e-commerce on shopping center retail has been steadily increasing but is difficult to quantify. While challenging traditional retail in the shorter-term, e-commerce is also making high quality brick-and-mortar assets more valuable, as retailers focus their real estate investments on the strongest assets. Successful retailers understand that a combination of both physical and digital channels best meet their customer needs. Physical locations are an important distribution channel that reduce order fulfillment and customer acquisition costs, while improving website traffic and brand recognition. We strive to position our assets to be desirable platforms for omni-channel retailers, believing technology improves the customer experience and will continue to do so, from the front of the house, logistics, efficiency, pricing, customer acquisition, customer knowledge and service. Our portfolio complements retailers' omni-channel strategy by positioning their brand among high-end, productive retailers in some of the best markets.

Our leasing strategy involves assembling a diverse mix of mall tenants in each of the centers in order to attract customers, thereby generating higher sales by mall tenants. High sales by mall tenants make the centers attractive to prospective renewal and new tenants, thereby increasing the rental rates that current and prospective tenants are willing to pay. We have implemented an active leasing strategy to increase the centers' productivity and to set minimum rents at higher levels. Elements of this strategy include renegotiating existing leases and leasing space to prospective tenants that would enhance a center's retail mix.

The centers compete for retail consumer spending through diverse, in-depth presentations of predominantly fashion merchandise in an environment intended to facilitate customer shopping. Many of our centers include stores that target high-end customers, and such stores may also attract other retailers to come to the center. However, each center is individually merchandised in light of the demographics of its potential customers within convenient driving distance. When necessary, we consider rebranding existing centers in order to maximize customer loyalty, maintain and increase tenant sales, and achieve greater profitability.

Potential For Growth

Our principal objective is to enhance shareowner value. We seek to maximize the financial results of our core assets, while also pursuing a growth strategy that includes redevelopment of existing centers as well as a new center development program. As our current development pipeline is now largely complete, our emphasis will now be on strengthening and growing our core assets, in addition to stabilizing our newest projects and executing our redevelopments. We continue to invest for the future and are creating value in our centers that is intended to lead to sustained growth for our shareowners. Our internally generated funds and distributions from operating centers and other investing activities (including strategic dispositions), augmented by use of our existing revolving lines of credit and unsecured term loans, provide resources to maintain our current operations and assets, pay dividends, and fund a portion of our major capital investments. Generally, our need to access the capital markets is limited to refinancing or repaying debt obligations at or near maturity and, in certain cases, funding major capital investments. From time to time, we also may access the equity markets or sell interests in shopping centers to raise additional funds or refinance existing obligations on a strategic basis, including using excess proceeds therefrom.

Internal Growth

As noted in "Business Strategy and Philosophy" above in detail, our core business strategy is to maintain a portfolio of properties that deliver above-market profitable growth by providing targeted retailers with the best opportunity to do business in each market and targeted shoppers with the best local shopping experience for their needs.

We continue to expect that over time a significant portion of our future growth will come from our existing core portfolio and business. We have always had and will continue to have a culture of intensively managing our assets and maximizing the rents from tenants as this is a key growth driver going forward.

While the sale of seven centers to Starwood Capital Group (Starwood) in 2014 reduced the number of centers in our core portfolio, the more consistent, smaller base has allowed us to focus where the greatest net asset value can be created: our most highly productive centers, our redevelopments, and development pipeline.

Another element of growth over time is the strategic expansion and redevelopment of existing properties to update and enhance their market positions by adding, replacing, re-tenanting, or otherwise re-merchandising the use of anchor space, increasing mall tenant space, or rebranding centers. Most of the centers have been designed to accommodate expansions. Expansion projects can be as significant as new shopping center construction in terms of scope and cost, requiring governmental and existing anchor store approvals, design and engineering activities, including rerouting utilities, providing additional parking areas or decking, acquiring additional land, and relocating anchors and mall tenants (all of which must take place with a minimum of disruption to existing tenants and customers).

A comprehensive renovation is underway at Beverly Center and is scheduled to be completed by the 2018 holiday season. Additionally, we have an ongoing redevelopment project at The Mall at Green Hills that will add approximately 170,000 square feet of incremental GLA that we expect to be completed in 2019.

We also recently completed redevelopment projects at Cherry Creek Shopping Center, Dolphin Mall, International Plaza, and Sunvalley. In total, these completed projects added approximately 160,000 square feet of incremental GLA to our portfolio and resulted in exciting additions to many of our best assets.

We also look to monetize our common areas through robust specialty leasing and sponsorship programs. About 8% of our 2016 comparable center Net Operating Income (NOI) was generated from such programs. In the past five years, comparable center NOI from leasing and sponsorship programs has ranged from 8% to 11%. Examples found in our centers include destination holiday experiences, customer service programs, sponsored children's play areas, and turnkey attractions. In addition, we monetize our common areas through static and digital media that comes in a variety of formats.

External Growth

We pursue various areas of external growth, including traditional center development in the U.S., new opportunities in Asia, and acquisitions. Additionally, we also consider other forms of retail, such as outlet centers and street retail, which may be part of significant mixed-use projects, as we believe they are a natural extension of our existing capabilities. We opened three new centers in 2016 in Hawaii, South Korea, and China and construction is ongoing on another shopping center in China, which is scheduled to open in March 2017. We continue to evaluate various development and acquisition possibilities for additional new centers.

Development of New U.S. Centers

We have developed 14 U.S. properties since 1998, or an average about one every 18 months. Over the past three years, we have opened three new U.S. centers:

- International Market Place opened in Waikiki, Honolulu, Hawaii in August 2016. We have a 93.5% interest in the 0.3 million square foot center, which is subject to a participating ground lease.

- The Mall of San Juan opened in San Juan, Puerto Rico in March 2015. We have a 95% ownership interest in the 0.6 million square foot center.

- The Mall at University Town Center in Sarasota, Florida opened in October 2014. We have a 50% ownership interest in the 0.9 million square foot center.

While we attempt to maximize external growth through the development of new centers, we also prudently manage the risks associated with development. We generally do not acquire land early in the development process. Instead, we generally acquire options on land or form partnerships with landowners holding potentially attractive development sites. We typically exercise the options only once we are prepared to begin construction. The pre-construction phase for a regional center typically extends over several years and the time to obtain anchor commitments, zoning and regulatory approvals, and public financing arrangements can vary significantly from project to project. In addition, we generally do not begin construction until a sufficient number of anchor stores or significant tenants have agreed to operate in the shopping center, such that we are confident that the projected tenant sales and rents from Mall GLA are sufficient to earn a stabilized return on invested capital in excess of our cost of capital. Having historically followed these principles, our experience indicates that, on average, less than 10% of the costs of the development of a regional shopping center will be incurred prior to the construction period. However, no assurance can be given that we will continue to be able to so limit pre-construction costs.

While we will continue to evaluate U.S. development projects using criteria, including financial criteria for rates of return, similar to those employed in the past, no assurances can be given that the adherence to these criteria will produce comparable or projected results in the future. In addition, the costs of shopping center development opportunities that are explored but ultimately abandoned will, to some extent, diminish the overall return on development projects taken as a whole. See "MD&A – Liquidity and Capital Resources – Capital Spending" for further discussion of our development activities.

In 2015, we made a decision not to move forward with an enclosed regional mall that was intended to be part of the Miami Worldcenter mixed-use, urban development in Miami, Florida. As a result of this decision, an impairment charge of $11.8 million was recognized in the fourth quarter of 2015, which represents previously capitalized costs related to the pre-development of the enclosed mall plan.

Miami Worldcenter's master developer, Miami Worldcenter Associates, is now pursuing a high street retail plan as a part of their master development of the site. We have agreed with Miami Worldcenter Associates on terms for a co-leasing services agreement with The Forbes Company for the retail portion of the street level project, with an option to purchase the retail component at a favorable price once it opens.

Asia

We are pursuing a development strategy in Asia to:

- provide additional growth through exposure to more rapidly growing gross domestic products (GDPs):

- utilize our expertise, including leasing/retailer relationships, design/development expertise, and operational/marketing skills: and

- take advantage of a generational opportunity, as the demand for high-quality retail is early to mid-cycle, there is significant deal flow, and it diversifies longer-term growth investment opportunities.

Taubman Asia is responsible for our operations and development in the Asia-Pacific region, focusing on China and South Korea. We have pursued a strategy of seeking strategic partners to jointly develop high quality malls in our areas of focus. Taubman Asia is engaged in projects that leverage our strong retail planning, design, and operational capabilities with our strategic partners being responsible for acquiring and entitling the land and leading construction.

We currently have two joint ventures with Wangfujing Group Co., Ltd (Wangfujing), one of China's largest department store chains. The first joint venture owns an interest in and manages an approximately 1.0 million square foot shopping center, CityOn.Xi'an, which opened in April 2016 and is located at Xi'an Saigao City Plaza, a large-scale mixed-use development in Xi'an, China. We have an effective 50% ownership interest in the center. The second joint venture with Wangfujing owns an interest in and will manage a shopping center, CityOn.Zhengzhou, to be located in Zhengzhou, China. We beneficially own a 49% interest in the project. This approximately 1.0 million square foot shopping center is scheduled to open in March 2017.

We also have a joint venture with Shinsegae Group, one of South Korea's largest retailers, that owns and manages an approximately 1.7 million square foot shopping center, Starfield Hanam, in Hanam, South Korea. The center opened in September 2016. We have partnered with a major institution in Asia for a 49% ownership interest in Starfield Hanam. The institutional partner owns 14.7% of the center, bringing our effective ownership to 34.3%.

As part of our Asia strategy, we look to mitigate our operating costs through third-party service contracts when possible. We previously provided leasing and management services for IFC Mall in Yeouido, Seoul, South Korea, although these services were ended in the first quarter of 2017 in connection with a change in ownership of the mall. We also currently provide leasing and management services for the retail portion of Studio City, a cinematically-themed integrated entertainment, retail and gaming resort developed by Melco Crown Entertainment Limited in the Cotai region of Macau, China.

We attempt to manage risks for our Asia developments through similar means as those mentioned previously under "Development of New U.S. Centers", as well as pursuing initial projects that are already fully entitled with partners having appropriate expertise in land acquisition and local regulatory issues. However, in Asia, our projects are expected to have lower initial rates of return at stabilization than those expected in the U.S. With sales growth in the region expected to outpace the U.S., as well as average shorter lease terms that allow for quicker lease rollovers, we generally expect that returns on our Asia investments will eventually meet or exceed those targeted in the U.S. Also, developments in China and South Korea are subject to income taxes and taxes upon repatriation of earnings.

See "MD&A - Results of Operations - Taubman Asia" for further details regarding our activities in Asia.

Strategic Acquisitions

We expect attractive opportunities to acquire existing centers, or interests in existing centers, from other companies to continue to be scarce and expensive. However, we continue to look for assets where we can add significant value or that would be strategic to the rest of our portfolio, and we have capital available for selective opportunities. Our objective is to acquire existing centers only when they are compatible with the quality of our portfolio, or can be redeveloped to that level. We also may acquire additional interests in centers currently in our portfolio, such as our acquisitions of additional interests in CityOn.Xi'an and CityOn.Zhengzhou during 2016 (see "MD&A – Liquidity and Capital Resources – Capital Spending – New Developments").

In March 2016, a joint venture we formed with The Macerich Company acquired Country Club Plaza, a mixed-use retail and office property in Kansas City, Missouri, from Highwood Properties for $660 million ($330 million at TRG's beneficial share) in cash, excluding transaction costs. This purchase is consistent with our strategy to own high quality, dominant assets in great markets. See "MD&A - Results of Operations - Acquisition - Country Club Plaza" for additional information regarding the acquisition.

Rental Rates

As leases have expired in the centers, we have generally been able to rent the available space, either to the existing tenant or a new tenant, at rental rates that are higher than those of the expired leases. Generally, center revenues have increased as older leases rolled over or were terminated early and replaced with new leases negotiated at current rental rates that were usually higher than the average rates for existing leases. Average rent per square foot statistics reflect the contractual rental terms of the lease currently in effect and include the impact of rental concessions. In periods of increasing sales, rents on new leases will generally tend to rise. In periods of slower growth or declining sales, rents on new leases will grow more slowly or will decline for the opposite reason, as tenants' expectations of future growth become less optimistic. Rent per square foot statistics are computed using contractual rentals per the tenant lease agreements, which reflect any lease modifications, including those for rental concessions. See "Risk Factors" for further information.

The following table contains certain information regarding average mall tenant minimum rent per square foot of our Consolidated Businesses and Unconsolidated Joint Ventures at the comparable centers (centers that had been owned and open for the current and preceding year, excluding centers impacted by significant redevelopment activity). Comparable center statistics for 2016 and 2015 exclude Beverly Center, CityOn.Xi'an, Country Club Plaza, International Market Place, The Mall of San Juan, and Starfield Hanam.

	2016		2015		2014		2013		2012
Average rent per square foot:									
Consolidated Businesses	$	63.83	$	61.37	$	59.48	$	59.88	$	46.86
Unconsolidated Joint Ventures		58.10		57.28		58.65		52.68		45.44
Combined		61.07		59.41		59.14		57.33		46.42

See "MD&A – Rental Rates and Occupancy" for information regarding opening and closing rents per square foot for our centers.

8

Lease Expirations

The following table shows scheduled lease expirations for mall tenants based on information available as of December 31, 2016 for the next ten years for all owned centers in operation at that date.

| Lease Expiration Year | Tenants 10,000 square feet or less [1] | | | | Total [1][2] | | | |
	Number of Leases Expiring	Leased Area in Square Footage	Annualized Base Rent Under Expiring Leases Per Square Foot [3]	Percent of Total Leased Square Footage Represented by Expiring Leases	Number of Leases Expiring	Leased Area in Square Footage	Annualized Base Rent Under Expiring Leases Per Square Foot [3]	Percent of Total Leased Square Footage Represented by Expiring Leases
2017 [4]	212	559	$ 53.74	7.7%	220	690	$ 49.06	5.6%
2018	262	695	54.76	9.5	283	1,092	43.08	8.8
2019	390	709	62.75	9.7	408	1,209	47.38	9.7
2020	223	552	66.38	7.5	237	801	57.07	6.4
2021	423	1,071	68.32	14.7	447	1,697	51.81	13.7
2022	296	772	71.40	10.6	323	1,404	52.15	11.3
2023	200	579	75.08	7.9	207	696	69.12	5.6
2024	208	619	69.24	8.5	224	869	60.94	7.0
2025	213	738	74.47	10.1	232	1,088	66.89	8.8
2026	220	632	80.27	8.6	242	1,155	63.97	9.3

(1) Excludes rents from temporary in-line tenants and centers not open and operating at December 31, 2016.
(2) In addition to tenants with spaces 10,000 square feet or less, includes tenants with spaces over 10,000 square feet and value and outlet center anchors. Excludes rents from regional mall anchors and temporary in-line tenants.
(3) Weighted average of the annualized contractual rent per square foot as of the end of the reporting period
(4) Excludes leases that expire in 2017 for which renewal leases or leases with replacement tenants have been executed as of December 31, 2016.

We believe that the information in the table is not necessarily indicative of what will occur in the future because of several factors, but principally because of early lease terminations at the centers. For example, the average remaining term of the leases that were terminated during the period 2011 to 2016 was less than one year. The average term of leases signed was approximately six and eight years during 2016 and 2015, respectively.

In addition, mall tenants at the centers may seek the protection of the bankruptcy laws, which could result in the termination of such tenants' leases and thus cause a reduction in cash flow. In 2016, tenants representing 0.8% of leases filed for bankruptcy during the year compared to 1.0% in 2015. This statistic has ranged from 0.3% to 1.6% of leases per year over the last five years. The annual provision for losses on accounts receivable represents 0.7% of total revenues in 2016 and has ranged from 0.1% to 0.7% over the last five years.

Occupancy

Occupancy and leased space statistics include temporary in-line tenants (TILs) and value and outlet center anchors (Arizona Mills, Dolphin Mall, Great Lakes Crossing Outlets, and Taubman Prestige Outlets Chesterfield). The following table shows ending occupancy and leased space for the past five years:

	2016	2015	2014	2013	2012
All Centers:					
Ending occupancy	93.9%	94.2%	94.1%	95.8%	96.6%
Leased space	95.6	96.1	96.0	96.7	97.5
Comparable Centers:					
Ending occupancy	94.7%	95.2%			
Leased space	96.1	96.9			

| Leased space | 96.1 | 96.9 | | |

Major Tenants

No single retail company represents 5% or more of our Mall GLA or revenues. The combined operations of Forever 21 accounted for about 4% of Mall GLA as of December 31, 2016 and less than 4% of 2016 minimum rent. No other single retail company accounted for more than 4% of Mall GLA as of December 31, 2016 or 4% of 2016 minimum rent.

The following table shows the ten mall tenants who occupy the most Mall GLA at our centers and their square footage as of December 31, 2016:

Tenant	# of Stores	Square Footage	% of Mall GLA
Forever 21 (Forever 21, For Love 21, XXI Forever)	17	497,140	4.2%
The Gap (Gap, Gap Kids, Baby Gap, Banana Republic, Old Navy, Athleta, and others)	51	441,758	3.8
H&M	20	399,423	3.4
Limited Brands (Bath & Body Works/White Barn Candle, Pink, Victoria's Secret, and others)	40	264,477	2.2
Williams-Sonoma (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, and others)	29	229,688	2.0
Urban Outfitters (Anthropologie, Free People, Urban Outfitters)	28	218,016	1.9
Ascena Retail Group (Ann Taylor, Ann Taylor Loft, Justice, and others)	43	214,970	1.8
Abercrombie & Fitch (Abercrombie & Fitch, Hollister, and others)	26	193,281	1.6
Foot Locker (Foot Locker, Lady Foot Locker, Champs Sports, Foot Action USA, and others)	37	176,697	1.5
Restoration Hardware	6	150,800	1.3

Competition

There are numerous shopping facilities that compete with our properties in attracting retailers to lease space. We compete with other major real estate investors with significant capital for attractive investment opportunities. See "Risk Factors" for further details of our competitive business.

Seasonality

The regional shopping center industry in the U.S. is seasonal in nature, with mall tenant sales highest in the fourth quarter due to the Christmas season, and with lesser, though still significant, sales fluctuations associated with the Easter holiday and back-to-school period. See "MD&A – Seasonality" for further discussion.

Environmental Matters

See "Risk Factors" regarding discussion of environmental matters.

Financial Information about Geographic Areas

We have not had material consolidated revenues attributable to foreign countries in the last three years or material consolidated long-lived assets located in a country other than the United States, as our investments in Asia are unconsolidated joint ventures and are accounted for under the equity method.

Personnel

We have engaged the Manager to provide real estate management, acquisition, development, leasing, and administrative services required by us and our properties in the U.S. Taubman Asia Management Limited (TAM) and certain other affiliates provide similar services for third parties in China and South Korea as well as Taubman Asia.

As of December 31, 2016, the Manager, TAM, and certain other affiliates had 624 full-time employees.

Available Information

The Company makes available free of charge through its website at www.taubman.com all reports it electronically files with, or furnishes to, the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as any amendments to those reports, as soon as reasonably practicable after those documents are filed with, or furnished to, the SEC. These filings are also accessible on the SEC's website at www.sec.gov.

11

Item 1A. RISK FACTORS.

The following factors and other factors discussed in this Annual Report on Form 10-K could cause our actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 10-K or presented elsewhere in future SEC reports or statements made by our management from time to time. These factors may have a material adverse effect on our business, financial condition, operating results and cash flows, and should be carefully considered. We may update these factors in our future periodic reports.

The economic performance and value of our shopping centers are dependent on many factors.

The economic performance and value of our shopping centers are dependent on various factors. Additionally, these same factors will influence our decision whether to go forward on the development of new shopping centers, acquisitions and dispositions, and may also affect the ultimate economic performance and value of projects under construction and acquired shopping centers. Adverse changes in the economic performance and value of our shopping centers would also adversely affect our income and cash available to pay dividends.

Such factors include:

- changes in the global, national, regional, and/or local economic and geopolitical climates. Changes such as a global economic and financial market downturn may cause, among other things, a significant tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer confidence and net worth;

- changes in specific local economies, decreases in tourism, and/or other real estate conditions. These changes may have a more significant impact on our financial performance due to the geographic concentration of some of our shopping centers;

- changes in mall tenant sales performance of our shopping centers, which over the long term are the single most important determinant of revenues of the shopping centers because mall tenants provide approximately 90% of these revenues and because mall tenant sales determine the amount of rent, percentage rent, and recoverable expenses that mall tenants can afford to pay;

- changes in business strategies of anchors. Anchors may adopt new or modify existing strategies in order to adapt to new challenges and shifts in the economic environment. Such strategies could include closing, consolidation, contraction, or renegotiation of business arrangements;

- changes in consumer shopping behavior;

- availability and cost of financing. While current interest rates continue to be historically low, it is uncertain how long such rates will continue;

- the public perception of the safety, convenience, and attractiveness of our shopping centers;

- legal liabilities;

- changes in government regulations; and

- changes in real estate zoning and tax laws.

These factors may ultimately impact the valuation of certain long-lived or intangible assets that are subject to impairment testing, potentially resulting in impairment charges, which may be material to our financial condition or results of operations. See "MD&A - Application of Critical Accounting Policies and New Accounting Pronouncements - Valuation of Shopping Centers" for additional information regarding impairment testing.

In addition, the value and performance of our shopping centers may be adversely affected by certain other factors discussed below including the state of the capital markets, expansion into Asia, unscheduled closings or bankruptcies of our tenants, competition, uninsured losses, and environmental liabilities.

Table of Contents

We are in a competitive business.

There are numerous shopping facilities that compete with our properties in attracting retailers to lease space. Our ability to attract tenants to our shopping centers and lease space is important to our success, and difficulties in doing so can materially impact our shopping centers' performance. The existence of competing shopping centers could have a material adverse impact on our ability to develop or operate shopping centers, lease space, and on the level of rents that can be achieved. In addition, retailers at our properties face continued competition from shopping through various means and channels, including via the Internet, lifestyle centers, value and outlet malls, wholesale and discount shopping clubs, and television shopping networks. Competition of this type could adversely affect our revenues and cash available for distribution to shareowners. Further, as new technologies emerge, the relationship among customers, retailers, and shopping centers are evolving on a rapid basis and we may not be able to adapt to such new technologies and relationships on a timely basis. For example, a small but increasing number of tenants utilize our shopping centers as showrooms or as part of an omni-channel strategy (allowing customers to shop seamlessly through various sales channels). As a result, customers may make purchases through other sales channels during or immediately after visiting our shopping centers, with such sales not being captured currently in our tenant sales figures or monetized in our minimum or percentage rents.

We compete with other major real estate investors with significant capital for attractive investment opportunities. These competitors include other REITs, investment banking firms, and private and institutional investors, some of whom have greater financial resources or have different investment criteria than we do. In particular, there is intense competition to acquire, develop, or redevelop highly productive retail properties, which is a focus of our business. This competition may impair our ability to acquire, develop, or redevelop suitable properties on favorable terms in the future.

Our real estate investments are relatively illiquid.

We may be limited in our ability to vary our portfolio in response to changes in economic, market, or other conditions by restrictions on transfer imposed by our partners or lenders. If we were unable to refinance our debt at a shopping center, we may be required to contribute capital to repay debt, fund capital spending, or other cash requirements. In addition, under TRG's partnership agreement, upon the sale of a center or TRG's interest in a center, TRG may be required to distribute to its partners all or a portion of the cash proceeds received by TRG from such sale (a special distribution). If TRG made such a distribution, the sale proceeds would not be available to finance TRG's activities, and the sale of a center may result in a decrease in funds generated by continuing operations and in distributions to TRG's partners, including us. In December 2014, a special distribution was paid as a result of the disposition of seven shopping centers to Starwood. See "MD&A – Liquidity and Capital Resources – Dividends" for further discussion of the special distribution. Further, pursuant to TRG's partnership agreement, TRG may not dispose or encumber certain of its shopping centers or its interest in such shopping centers without the consent of a majority-in-interest of its partners other than us, currently the Taubman Family (as defined herein).

We may acquire or develop new properties and/or redevelop and expand our existing properties, and these activities are subject to various risks.

We actively pursue development, redevelopment, expansion, and acquisition activities as opportunities arise, and these activities are subject to the following risks:

- the pre-construction phase for a new project often extends over several years, and the time to obtain landowner, anchor, and tenant commitments, zoning and regulatory approvals, and financing can vary significantly from project to project;

- we may not be able to obtain the necessary zoning, governmental and other approvals, or anchor or tenant commitments for a project, or we may determine that the expected return on a project is not sufficient; if we abandon our development activities with respect to a particular project, we may incur a loss on our investment;

- construction and other project costs may exceed our original estimates because of increases in material and labor costs, delays, nonperformance of services by our contractors, increases in tenant allowances, costs to obtain anchor and tenant commitments, and other reasons;

- we may not be able to obtain financing or to refinance construction loans at desired loan-to-value ratios or at all, which are generally recourse to TRG;

- we may be obligated to contribute funding for development, redevelopment, or expansion projects in excess of our ownership requirements if our partners are unable or are not required to fund their ownership share;

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- equity issuances as a source of funds, directly as consideration for acquisitions or indirectly through capital market transactions, may become less financially favorable as affected by our stock price as well as general market conditions;

- occupancy rates and rents, as well as occupancy costs and expenses, at a completed project or an acquired property may not meet our projections at opening or stabilization, and the costs of development activities that we explore but ultimately abandon will, to some extent, diminish the overall return on our completed development projects; and

- competitive pressures in our targeted markets may negatively impact our ability to meet our leasing objectives.

We currently have one project under development in Asia for which we will be providing development, leasing, and certain other services. In 2016, we acquired a shopping center and opened three development projects in the U.S. and Asia, for which we provide services. Although we believe we have adequate resources and the ability to perform all responsibilities, certain risks described above may be magnified due to the higher level of activity.

Certain of our projects represent the retail portion of larger mixed-use projects. As a result, there may be certain additional risks associated with such projects, including:

- increased time to obtain necessary permits and approvals;

- increased uncertainty regarding shared infrastructure and common area costs; and

- impact on sales and performance of the retail center from delays in opening of other uses and or/the performance of such uses, or the inability to open or finance such other uses.

In addition, global economic and market conditions may reduce viable development and acquisition opportunities that meet our unlevered return requirements.

Clauses in leases with certain tenants of our development or redevelopment properties include inducements, such as reduced rent and tenant allowance payments, that can reduce our rents, FFO, and/or returns achieved. The leases for a number of the tenants that have opened stores at properties we have developed or redeveloped have reduced rent from co-tenancy clauses that allow those tenants to pay reduced rent until occupancy at the respective property reaches certain thresholds and/or certain named co-tenants open stores at the respective property. Additionally, some tenants may have rent abatement clauses that delay rent commencement for a prolonged period of time after initial occupancy. The effect of these clauses reduces our rents and FFO while they are applicable. We expect to continue to offer co-tenancy and rent abatement clauses in the future to attract tenants to our development and redevelopment properties. As a result, our current and future development and redevelopment properties are more likely to achieve lower returns during their stabilization periods than other projects of this nature historically have, which may adversely impact our investment in such developments, as well as our financial condition and results of operations.

Dispositions may not achieve anticipated results.

We actively maintain a strategy of recycling capital to achieve growth over time. At times this strategy may include strategically disposing of assets to improve the overall performance of our core mall portfolio, measured by: achieving improved portfolio metrics, demographics, and operating statistics, such as higher sales productivity and occupancy rates; accelerating future growth targets in our operating results and Funds from Operations (FFO); strengthening of our balance sheet; and creating increased net asset value for our shareowners over time. However, we may not achieve some or all of the targeted results we originally anticipated at the time of disposition. If we are not successful at achieving the anticipated results from any disposition, there is a potential for a significant adverse impact on our returns and our overall profitability. We may be unable to dispose of one or more shopping centers at desirable cap rates or at all, due to general economic reasons or, in cases of lower productivity malls, the perception of over-capacity of such malls in the U.S.

We hold investments in joint ventures in which we do not control all decisions, and we may have conflicts of interest with our joint venture partners.

Some of our shopping centers and shopping center projects are partially owned by non-affiliated partners through joint venture arrangements. As a result, we do not control all decisions regarding those shopping centers and may be required to take actions that are in the interest of the joint venture partners but not our best interests. Accordingly, we may not be able to favorably resolve any issues that arise with respect to such decisions, or we may have to provide financial or other inducements to our joint venture partners to obtain such resolution.

For joint ventures that we do not manage, we do not control decisions as to the design or operation of internal controls over accounting and financial reporting, including those relating to maintenance of accounting records, authorization of receipts and disbursements, selection and application of accounting policies, reviews of period-end financial reporting, and safeguarding of assets. Therefore, we are exposed to increased risk that such controls may not be designed or operating effectively, which could ultimately affect the accuracy of financial information related to these joint ventures as prepared by our joint venture partners.

Various restrictive provisions and rights govern sales or transfers of interests in our joint ventures. These may work to our disadvantage because, among other things, we may be required to make decisions as to the purchase or sale of interests in our joint ventures at a time that is disadvantageous to us.

In our joint ventures, we may partner with entities with whom we do not have a historical business relationship and therefore there is additional risk in working through operational, financial, and other issues.

Investors are cautioned that deriving our beneficial interest in a joint venture as our ownership interest in individual financial statement items of that joint venture may not accurately depict the legal and economic implications of holding a noncontrolling interest in it.

Our business activities and pursuit of new opportunities in Asia may pose risks.

We have offices in Hong Kong, Seoul, Beijing, and Shanghai and we are pursuing and evaluating investment opportunities in various South Korea and China markets. We have invested in three joint ventures to develop and operate shopping centers in Asia and may invest in other shopping centers in the future. In addition, we previously provided leasing and management services for IFC Mall in Yeouido, Seoul, South Korea, although these services were ended in the first quarter of 2017 in connection with a change in ownership of the mall. In addition to the general risks described in this report, our international activities are subject to unique risks, including:

- adverse effects of changes in exchange rates for foreign currencies and the risks of hedging related thereto;

- changes in and/or difficulties in operating in foreign political environments;

- difficulties in operating with foreign vendors and joint venture and business partners;

- difficulties of complying with a wide variety of foreign laws including laws affecting funding and use of cash, corporate governance, property ownership restrictions, development activities, operations, anti-corruption, taxes, and litigation;

- changes in and/or requirements of complying with applicable laws and regulations in the U.S. that affect foreign operations, including the Foreign Corrupt Practices Act;

- difficulties in managing international operations, including difficulties that arise from ambiguities in contracts written in foreign languages and difficulties that arise in enforcing such contracts;

- differing lending practices, including lower loan-to-value ratios and increased difficulty in obtaining construction loans or timing thereof;

- differing employment and labor issues;

- economic downturn in foreign countries or geographic regions where we have significant operations, such as in China and South Korea;

- economic tensions between governments and changes in international trade and investment policies, especially between the U.S. and China;

- obstacles to the repatriation of earnings and cash;

- obstacles to various government approval processes and other hurdles in funding our Chinese projects;

- lower initial investment returns than those generally experienced in the U.S.;

- obstacles to hiring and maintaining appropriately trained staff; and

- differences in cultures including adapting practices and strategies that have been successful in the U.S. regional mall business to retail needs and expectations in new markets.

In addition, any significant or prolonged deterioration in U.S.-China relations could adversely affect our China business. Certain risks and uncertainties of doing business in China are solely within the control of the Chinese government, and Chinese law regulates the scope of our foreign investments and business conducted within China.

In regards to foreign currency, our projects in China and South Korea require investments and have, and may in the future require debt financing denominated in foreign currencies, with the possibility that such investments will be greater than anticipated depending on changes in exchange rates. These projects could also generate returns on or of capital in foreign currencies that could ultimately be less than anticipated as a result of exchange rates. As part of investing in these projects, we are implementing appropriate risk management policies and practices, including the consideration of hedging of foreign currency risks. However, developing an effective foreign currency risk strategy is complex and may be costly, and no strategy can completely insulate us from risk associated with foreign currency fluctuations. Further, we cannot provide assurance that such policies and practices will be successful and/or that the applicable accounting for foreign currency hedges will be favorable to any particular period's results of operations. Foreign currency hedges could be economically beneficial to us, but could have unfavorable accounting impacts, depending on the qualification of the hedges for hedge accounting treatment.

As we expand our international activities and levels of investment, these risks could increase in significance and adversely affect our financial returns on international projects and services and overall financial condition. We have put in place policies, practices, and systems for mitigating some of these international risks, although we cannot provide assurance that we will be entirely successful in doing so.

We could be subject to liability, penalties and other sanctions and other adverse consequences arising out of non-compliance with the U.S. Foreign Corrupt Practices Act (FCPA) or foreign anti-corruption laws.

We are subject to the FCPA, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business, and which requires proper record keeping and characterization of payments we make in our reports filed with the SEC. Although we have policies and procedures designed to promote compliance with the FCPA and other anti-corruption laws, we cannot provide assurance that we will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations. We cannot provide assurance that these policies and procedures will protect us from intentional, reckless or negligent acts committed by our employees, agents, partners, or others acting on our behalf. If our employees, agents, partners, or others acting on our behalf are found to have engaged in such practices, severe penalties and other consequences could be imposed. Those penalties and consequences that may be imposed against us or individuals in appropriate circumstances include, but are not limited to, injunctive relief, disgorgement, significant fines and penalties, and modifications to business practices and compliance programs. In addition, we cannot predict the nature, scope, or effect of future regulatory requirements or investigations to which our international operations might be subject, the manner in which existing laws might be administered or interpreted, or the potential that we may face regulatory sanctions. Any of these violations or remedial measures, if applicable to us, could have a material adverse impact on our business, reputation, results of operations, cash flow, financial condition, liquidity, ability to make distributions to our shareowners, or the value of our investments.

Foreign companies, including some that may compete with us, may not be subject to the FCPA or other anti-corruption laws. Accordingly, such companies may be more likely to engage in activities prohibited by the FCPA or other anti-corruption laws, which could have a significant adverse impact on our returns or our ability to compete for business in such countries.

The bankruptcy, early termination, sales performance, or closing of our tenants and anchors could adversely affect us.

We could be adversely affected by the bankruptcy, early termination, sales performance, or closing of tenants and anchors. Certain of our lease agreements include co-tenancy and/or sales-based kick-out provisions which allow a tenant to pay a reduced rent amount and, in certain instances, terminate the lease, if we fail to maintain certain occupancy levels or if the tenant does not achieve certain specified sales targets. If occupancy or tenant sales do not meet or fall below certain thresholds, rents we are entitled to receive from our retail tenants could be reduced. The bankruptcy of a mall tenant could result in the termination of its lease, which would lower the amount of cash generated by that mall. In addition, if a department store operating as an anchor at one of our shopping centers were to go into bankruptcy and cease operating, we may experience difficulty and delay and incur significant expense in replacing the anchor, re-tenanting, or otherwise re-merchandising the use of the anchor space. In addition, the anchor's closing may lead to reduced customer traffic and lower mall tenant sales. As a result, we may also experience difficulty or delay in leasing spaces in areas adjacent to the vacant anchor space. The early termination or closing of mall tenants or anchors for reasons other than bankruptcy could have a similar impact on the operations of our shopping centers, although in the case of early terminations we may benefit in the short-term from lease cancellation income (See "MD&A – Rental Rates and Occupancy").

Our investments are subject to credit and market risk.

We occasionally extend credit to third parties in connection with the sale of land or other transactions. We also have occasionally made investments in marketable and other equity securities. We are exposed to risk in the event the values of our investments and/or our loans decrease due to overall market conditions, business failure, and/or other nonperformance by the investees or counterparties.

Capital markets may limit our sources of funds for financing activities.

Our ability to access the capital markets may be restricted at a time when we would like, or need, to access those markets. This could have an impact on our flexibility to react to changing economic and business conditions. A lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition, results of operations and our ability to obtain and manage our liquidity. In addition, the cost of debt financing and the proceeds may be materially adversely impacted by such market conditions. Also, our ability to access equity markets as a source of funds may be affected by our stock price as well as general market conditions.

We are obligated to comply with financial and other covenants that could affect our operating activities.

Certain loan agreements contain various restrictive covenants, including the following corporate covenants on our unsecured primary revolving line of credit, $475 million unsecured term loan, and the construction facilities on The Mall of San Juan and International Market Place: a minimum net worth requirement, a maximum total leverage ratio, a maximum secured leverage ratio, a minimum fixed charge coverage ratio, a maximum recourse secured debt ratio, and a maximum payout ratio. In addition, our primary revolving line of credit and term loan have unencumbered pool covenants, which applied to Beverly Center, Dolphin Mall, and Twelve Oaks Mall on a combined basis as of December 31, 2016. These covenants include a minimum number and minimum value of eligible unencumbered assets, a maximum unencumbered leverage ratio, a minimum unencumbered interest coverage ratio, and a minimum unencumbered asset occupancy ratio. As of December 31, 2016, the corporate total leverage ratio was the most restrictive covenant. These covenants may restrict our ability to pursue certain business initiatives or certain transactions that might otherwise be advantageous. In addition, failure to meet certain of these financial covenants could cause an event of default under and/or accelerate some or all of such indebtedness which could have a material effect on us.

In February 2017, we amended and restated our primary revolving line of credit to extend the maturity date and add a new $300 million unsecured term loan. Also in connection with the amendment, the entity that owns The Gardens on El Paseo was added as a guarantor under the primary revolving line of credit, the new $300 unsecured million term loan, and the $475 million unsecured term loan. In addition, all existing guarantors under the primary revolving line of credit and the $475 million unsecured term loan were also added as guarantors under the new $300 million unsecured term loan (See "MD&A – Liquidity and Capital Resources - Cash and Revolving Lines of Credit").

The Operating Partnership guarantees debt or otherwise provides support for a number of joint venture properties.

Joint venture debt is the liability of the joint venture and the joint venture property is typically encumbered by a mortgage or construction financing. A default by a joint venture under its debt obligations may expose us to liability under a guaranty (see "Note 8 - Notes Payable, Net - Debt Covenants and Guarantees" to our consolidated financial statements for more details on loan guarantees). We may elect to fund cash needs of a joint venture through equity contributions (generally on a basis proportionate to our ownership interests), advances, or partner loans, although these means of funding are not typically required contractually or otherwise.

Our hedging interest rate protection arrangements may not effectively limit our interest rate risk exposure.

We manage our exposure to interest rate risk through a combination of interest rate protection agreements to effectively fix or cap a portion of our variable rate debt. Our use of interest rate hedging arrangements to manage risk associated with interest rate volatility may expose us to additional risks, including that a counterparty to a hedging arrangement may fail to honor its obligations. We enter into swaps that are exempt from the requirements of central clearing and/or trading on a designated contract market or swap execution facility pursuant to the applicable regulations and rules, and thus there may be more counterparty risk relative to others who do not utilize such exemption. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations or financial condition. We might be subject to additional costs, such as transaction fees or breakage costs, if we terminate these arrangements.

Inflation may adversely affect our financial condition and results of operations.

Inflationary price increases could have an adverse effect on consumer spending, which could impact our tenants' sales and, in turn, our tenants' business operations. This could affect the amount of rent these tenants pay, in particular if their leases provide for percentage rent or percentage of sales rent, and their ability to pay rent. Also, inflation could cause increases in operating expenses, which could increase occupancy costs for tenants and, to the extent that we are unable to recover operating expenses from tenants, could increase operating expenses for us. In addition, if the rate of inflation exceeds the scheduled rent increases included in our leases, then our NOI and our profitability would decrease. As of December 31, 2016, approximately 58% of our gross leasable and occupied area included clauses in leases for rent increases based on changes in the Consumer Price Index, although we are attempting to reduce our exposure to such variable rentals as leases are negotiated or renewed.

The occurrence of cyber incidents, a deficiency in our cyber security, or a data breach could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupting data, or stealing confidential information. We rely upon information technology networks and systems, some of which are managed by third-parties, to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. As our reliance on technology has increased, so have the risks posed to our systems, both internal and those we have outsourced. Primary risks that could directly result from the occurrence of a cyber incident include, but are not limited to, operational interruption, damage to our tenant relationships, and private data exposure (including personally identifiable information, or proprietary and confidential information, of ours and our employees, as well as third parties). Any such incidents could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, and reduce the benefits of our advanced technologies. We carry cyber liability insurance; however a loss could exceed the limits of the policy. We have implemented processes, procedures and controls to help mitigate these risks, but these measures, our increased awareness of a risk of a cyber incident, and our insurance coverage, do not guarantee that our financial results will not be negatively impacted by such an incident.

Some of our potential losses may not be covered by insurance.

We carry liability, fire, flood, earthquake, extended coverage, and rental loss insurance on each of our properties. We believe the policy specifications and insured limits of these policies are adequate and appropriate. There are, however, some types of losses, including information technology system failures, punitive damages (in certain states), and lease and other contract claims, which generally are not insured. If an uninsured liability claim or a liability claim in excess of insured limits is made, we may have to make a payment to satisfy such claim. In addition, if an uninsured property loss or a property loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. If this happens, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

In November 2002, Congress passed the "Terrorism Risk Insurance Act of 2002" (TRIA), which required insurance companies to offer terrorism coverage to all existing insured companies for an additional cost. As a result, our property insurance policies are currently provided without a sub-limit for terrorism, eliminating the need for separate terrorism insurance policies.

In January 2015, Congress passed the "Terrorism Risk Insurance Program Authorization Act of 2015", which extended the termination date of the Terrorism Insurance Program established under the TRIA through December 31, 2020. There are specific provisions in our loans that address terrorism insurance. Simply stated, in most loans, we are obligated to maintain terrorism insurance, but there are limits on the amounts we are required to spend to obtain such coverage. If a terrorist event occurs, the cost of terrorism insurance coverage would be likely to increase, which could result in having less coverage than we have currently. Our inability to obtain such coverage, or to do so only at greatly increased costs, may also negatively impact the availability and cost of future financings.

Some of our properties are at a higher risk for potential natural or other disasters.

A number of our properties are located in areas with a higher risk of natural disasters such as earthquakes, hurricanes, or tsunamis. The occurrence of natural disasters can adversely impact operations, redevelopment, or development at our shopping centers and projects, increase investment costs to repair or replace damaged properties, increase future property insurance costs, and negatively impact the tenant demand for lease space. In addition, many of our properties are located in coastal regions, and would therefore be affected by any future increases in sea levels. If insurance is unavailable to us or is unavailable on acceptable terms, or our insurance is not adequate to cover losses from these events, our financial condition and results of operations could be adversely affected.

We may be subject to liabilities for environmental matters.

All of the shopping centers presently owned by us (not including option interests in certain pre-development projects) have been subject to environmental assessments. We are not aware of any environmental liability relating to the shopping centers or any other property in which we have or had an interest (whether as an owner or operator) that we believe would have a material adverse effect on our business, assets, or results of operations. No assurances can be given, however, that all environmental liabilities have been identified by us or that no prior owner or operator, or any occupant of our properties has created an environmental condition not known to us. Moreover, no assurances can be given that (1) future laws, ordinances, or regulations will not impose any material environmental liability or that (2) the current environmental condition of the shopping centers will not be affected by tenants and occupants of the shopping centers, by the condition of properties in the vicinity of the shopping centers (such as the presence of underground storage tanks), or by third parties unrelated to us. Environmental liability may be imposed without regard to fault, and under certain circumstances, can be joint and several, resulting in one party being held responsible for the entire obligation. In addition, the presence of, or failure to remediate, hazardous substances or waste may adversely affect our ability to sell or rent any property or to use it as collateral for a loan.

The bankruptcy or financial difficulties of our joint venture partners could adversely affect us.

The profitability of shopping centers held in a joint venture could be adversely affected by the bankruptcy of one of the joint venture partners if, because of certain provisions of the bankruptcy laws, we were unable to make important decisions in a timely fashion or became subject to additional liabilities. In addition, if our joint venture partners are not able to fund required contributions, it may be necessary for us to contribute equity in excess of our ownership share to fund initial development, capital, and/or operating costs.

We may not be able to maintain our status as a REIT.

We may not be able to maintain our status as a REIT for federal income tax purposes with the result that the income distributed to shareowners would not be deductible in computing taxable income and instead would be subject to tax at regular corporate rates. We may also be subject to the alternative minimum tax if we fail to maintain our status as a REIT. Any such corporate tax liability would be substantial and would reduce the amount of cash available for distribution to our shareowners which, in turn, could have a material adverse impact on the value of, or trading price for, our shares. Although we believe we are organized and operate in a manner to maintain our REIT qualification, many of the REIT requirements of the Code are very complex and have limited judicial or administrative interpretations. Changes in tax laws or regulations or new administrative interpretations and court decisions may also affect our ability to maintain REIT status in the future. If we do not maintain our REIT status in any year, we may be unable to elect to be treated as a REIT for the next four taxable years.

Although we currently intend to maintain our status as a REIT, future economic, market, legal, tax, or other considerations may cause us to determine that it would be in our and our shareowners' best interests to revoke our REIT election. If we revoke our REIT election, we will not be able to elect REIT status for the next four taxable years.

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We may be subject to taxes even if we qualify as a REIT.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay certain federal, state, local, and foreign taxes on our income and property. For example, we will be subject to federal income tax to the extent we distribute less than 100% of our REIT taxable income, including capital gains. Moreover, if we have net income from "prohibited transactions," that income will be subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. We cannot guarantee that sales of our properties would not be prohibited transactions unless we comply with certain statutory safe-harbor provisions. The need to avoid prohibited transactions could cause us to forego or defer sales of assets that non-REITs otherwise would have sold or that might otherwise be in our best interest to sell.

In addition, any net taxable income earned directly by our taxable REIT subsidiaries will be subject to federal, state, and local corporate income tax, and to the extent there are foreign operations certain foreign taxes. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by the taxable REIT subsidiaries if the economic arrangements among the REIT, the REIT's tenants, and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Also, some state, local, and foreign jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income, because not all states, localities, and foreign jurisdictions follow the federal income tax treatment of REITs. Finally, there may be changes in the federal tax law and laws of states, localities, and foreign jurisdictions that may increase the taxes we pay. To the extent that we and our affiliates are required to pay federal, state, local, and/or foreign taxes, we will have less cash available for distributions to our shareowners.

The lower tax rate on certain dividends from non-REIT "C" corporations may cause investors to prefer to hold stock in non-REIT "C" corporations.

The maximum tax rate (including the net investment income tax of 3.8%) on certain corporate dividends received by individuals is 23.8%, which is less than the maximum income tax rate of 39.6% applicable to ordinary income. This rate differential continues to substantially reduce the so-called "double taxation" (that is, taxation at both the corporate and shareowner levels) that applies to non-REIT "C" corporations but does not generally apply to REITs. Dividends from a REIT do not qualify for the favorable tax rate applicable to dividends from non-REIT "C" corporations unless the dividends are attributable to income that has already been subjected to the corporate income tax, such as income from a prior year that the REIT did not distribute and dividend income received by the REIT from a taxable REIT subsidiary or other fully taxable "C" corporation. Although REITs, unlike non-REIT "C" corporations, have the ability to designate certain dividends as capital gain dividends subject to the favorable rates applicable to capital gain, the application of reduced dividend rates to non-REIT "C" corporation dividends may still cause individual investors to view stock in non-REIT "C" corporations as more attractive than shares in REITs, which may negatively affect the value of our shares. Future changes to tax laws could potentially adversely affect the taxation of the REIT, its subsidiaries, or its shareowners, possibly having a negative effect on the value of our shares.

Our ownership limitations and other provisions of our Restated Articles of Incorporation and bylaws generally prohibit the acquisition of more than 8.23% of the value of our capital stock and may otherwise hinder any attempt to acquire us.

Various provisions of our Restated Articles of Incorporation (Articles) and bylaws could have the effect of discouraging a third party from accumulating a large block of our stock and making offers to acquire us and of inhibiting a change in control, all of which could adversely affect our shareowners' ability to receive a premium for their shares in connection with such a transaction. In addition to customary anti-takeover provisions, as detailed below, our Articles contain REIT-specific restrictions on the ownership and transfer of our capital stock which also serve similar anti-takeover purposes.

Under our Articles, in general, no shareowner may own more than 8.23% (the General Ownership Limit) in value of our "Capital Stock" (which term refers to the common stock, preferred stock and Excess Stock, as defined below). Our Board of Directors has the authority to allow a "look through entity" to own up to 9.9% in value of the Capital Stock (Look Through Entity Limit), provided that after application of certain constructive ownership rules under the Code and rules regarding beneficial ownership under the Michigan Business Corporation Act, no individual would constructively or beneficially own more than the General Ownership Limit. A look through entity is an entity (other than a qualified trust under Section 401(a) of the Code, certain other tax-exempt entities described in the Articles, or an entity that actually or constructively owns 10% or more of the equity of any tenant from which we or TRG directly or indirectly receives or accrues rent from real property) whose beneficial owners, rather than the entity, would be treated as owning the capital stock owned by such entity.

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The Articles provide that if the transfer of any shares of Capital Stock or a change in our capital structure would cause any person (Purported Transferee) to own Capital Stock in excess of the General Ownership Limit or the Look Through Entity Limit, then the transfer is to be treated as invalid from the outset, and the shares in excess of the applicable ownership limit automatically acquire the status of "Excess Stock." A Purported Transferee of Excess Stock acquires no rights to shares of Excess Stock. Rather, all rights associated with the ownership of those shares (with the exception of the right to be reimbursed for the original purchase price of those shares) immediately vest in one or more charitable organizations designated from time to time by our Board of Directors (each, a Designated Charity). An agent designated from time to time by the Board of Directors (each, a Designated Agent) will act as attorney-in-fact for the Designated Charity to vote the shares of Excess Stock, take delivery of the certificates evidencing the shares that have become Excess Stock, and receive any distributions paid to the Purported Transferee with respect to those shares. The Designated Agent will sell the Excess Stock, and any increase in value of the Excess Stock between the date it became Excess Stock and the date of sale will inure to the benefit of the Designated Charity. A Purported Transferee must notify us of any transfer resulting in shares converting into Excess Stock, as well as such other information regarding such person's ownership of Capital Stock we request.

These ownership limitations will not be automatically removed even if the REIT requirements are changed so as to no longer contain any ownership concentration limitation or if the concentration limitation is increased because, in addition to preserving our status as a REIT, the effect of such ownership limit is to prevent any person from acquiring unilateral control of us. Changes in the ownership limits cannot be made by our Board of Directors and would require an amendment to our articles. Currently, amendments to our articles require the affirmative vote of holders owning not less than two-thirds of the outstanding capital stock entitled to vote.

Robert S. Taubman, William S. Taubman, Gayle Taubman Kalisman, and the A. Alfred Taubman Restated Revocable Trust (Taubman Family) may be deemed under SEC rules of attribution, which includes conversion of options that have vested and shares subject to issuance under an option deferral agreement, to beneficially own 31%, 30%, 27%, and 26%, respectively, of our stock that is entitled to vote on shareowner matters (Voting Stock) as of December 31, 2016. However, the combined Taubman Family ownership of Voting Stock includes 24,128,305 shares of the 25,029,059 shares of Series B Preferred Stock outstanding or 96% of the total outstanding and 1,715,465 shares of the 60,430,613 shares of common stock outstanding or 3% of the total outstanding as of December 31, 2016. The Series B Preferred Stock is convertible into shares of common stock at a ratio of 14,000 shares of Series B Preferred Stock to one share of common stock, and therefore one share of Series B Preferred Stock has a value of 1/14,000ths of the value of one share of common stock. Accordingly, the foregoing ownership of Voting Stock does not violate the ownership limitations set forth in our charter.

The Taubman Family has the power to vote a significant number of the shares of Capital Stock entitled to vote.

Based on information contained in filings made with the SEC, as of December 31, 2016, the Taubman Family has the power to vote approximately 30% of the outstanding shares of our common stock and our Series B Preferred Stock, considered together as a single class, including approximately 96% of our outstanding Series B preferred stock. Our shares of common stock and our Series B Preferred Stock vote together as a single class on all matters generally submitted to a vote of our shareowners, and the holders of the Series B preferred stock have certain rights to nominate up to four individuals for election to our Board of Directors and other class voting rights. Robert S. Taubman serves as our Chairman of the Board, President, and Chief Executive Officer. William S. Taubman serves as our Chief Operating Officer and one of our directors. These individuals occupy the same positions with the Manager. As a result, the Taubman Family may exercise significant influence with respect to the election of our Board of Directors, the outcome of any corporate transaction or other matter submitted to our shareowners for approval, including any merger, consolidation or sale of all or substantially all of our assets. In addition, because our Articles impose a limitation on the ownership of our outstanding Capital Stock by any person and such ownership limitation may not be changed without the affirmative vote of holders owning not less than two-thirds of the outstanding shares of Capital Stock entitled to vote on such matter, it would be very difficult, as a practical matter, for there to be a change in control of our Company without the affirmative vote of the Taubman Family.

Our success depends, in part, on our ability to attract and retain talented employees, and the loss of any one of our key personnel could adversely impact our business.

The success of our business depends, in part, on the leadership and performance of our executive management team and key employees, and our ability to attract, retain, and motivate talented employees could significantly impact our future performance. Competition for these individuals is intense, and we cannot assure you that we will retain our executive management team and key employees or that we will be able to attract and retain other highly qualified individuals for these positions in the future. Losing any one or more of these persons could have a material adverse effect on our results of operations, financial condition, and cash flows.

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Our cost savings and restructuring initiatives may be disruptive to our workforce and operations and adversely affect our financial results.

In response to the business environment and to accomplish our strategic objectives, we have undertaken certain additional cost savings and restructuring initiatives across all sectors of our business. To the extent such initiatives involve workforce changes, such changes may temporarily reduce workforce productivity, which could be disruptive to our business and adversely affect our results of operations. In addition, we may not achieve or sustain the expected cost savings or other benefits of our restructuring plans, or do so within the expected time frame.

The market price of our common stock may fluctuate significantly.

The market price of our common stock may fluctuate significantly in response to many factors, including:

- general market and economic conditions;

- actual or anticipated variations in our operating results, FFO, cash flows, liquidity or distributions (including special distributions);

- changes in our earnings estimates or those of analysts;

- publication of research reports about us, the real estate industry generally or the regional mall industry, and recommendations by financial analysts with respect to us or other REITs;

- the amount of our outstanding debt at any time, the amount of our maturing debt in the near and medium term and our ability to refinance such debt and the terms thereof or our plans to incur additional debt in the future;

- the ability of our tenants to pay rent to us and meet their other obligations to us under current lease terms and our ability to re-lease space as leases expire;

- increases in market interest rates that lead purchasers of our common stock to demand a higher dividend yield;

- changes in market valuations of similar companies;

- any securities we may issue or additional debt we incur in the future;

- additions or departures of key management personnel;

- actions by institutional shareholders;

- business disruptions, increased costs or other adverse impacts relating to actual or potential actions by activist shareholders;

- perceived strength of our corporate governance;

- perceived risks in connection with our international development strategy;

- risks we are taking in relation to, and the public announcement of, proposed acquisitions and dispositions, developments and redevelopments and the consummation thereof, including related capital uses;

- speculation in the press or investment community;

- continuing high levels of volatility in the capital and credit markets; and

- the occurrence of any of the other risk factors included in, or incorporated by reference in, this report.

Many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial performance and condition and prospects. It is impossible to provide any assurance that the market price of our common stock will not fall in the future, and it may be difficult for holders to resell shares of our common stock at prices they find attractive, or at all.

Our shareowners will experience dilution as a result of equity offerings and they may experience further dilution if we issue additional common stock.

We have previously issued common equity, both common shares and TRG partnership units, which had a dilutive effect on our earnings per diluted share and funds from operations per diluted share. In addition, we have previously issued additional shares of preferred stock which adversely affected the earnings per share available to our common shareowners. We are not restricted from issuing additional shares of our common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. Any additional future issuances of common stock will reduce the percentage of our common stock owned by investors who do not participate in future issuances. In most circumstances, shareowners will not be entitled to vote on whether or not we issue additional common stock. In addition, depending on the terms and pricing of an additional offering of our common stock and the value of our properties, our shareowners may experience dilution in both the book value and fair value of their shares. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after an offering or the perception that such sales could occur, and this could materially and adversely affect our ability to raise capital through future offerings of equity or equity-related securities.

Our ability to pay dividends on our stock may be limited.

Because we conduct all of our operations through TRG or its subsidiaries, our ability to pay dividends on our stock will depend almost entirely on payments and distributions received on our interests in TRG. Additionally, the terms of some of the debt to which TRG is a party limits its ability to make some types of payments and other distributions to us. This in turn limits our ability to make some types of payments, including payment of dividends on our stock, unless we meet certain financial tests or such payments or dividends are required to maintain our qualification as a REIT. As a result, if we are unable to meet the applicable financial tests, we may not be able to pay dividends on our stock in one or more periods beyond what is required for REIT purposes.

Our ability to pay dividends is further limited by the requirements of Michigan law.

Our ability to pay dividends on our stock is further limited by the laws of Michigan. Under the Michigan Business Corporation Act, a Michigan corporation may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareowners whose preferential rights are superior to those receiving the distribution. Accordingly, we may not make a distribution on our stock if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of any shares of our preferred stock then outstanding.

We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends on our stock.

Our governing documents do not limit us from incurring additional indebtedness and other liabilities; however, certain loan covenants include certain restrictions regarding future indebtedness. As of December 31, 2016, we had $3.3 billion of consolidated indebtedness outstanding, and our beneficial interest in both our consolidated debt and the debt of our unconsolidated joint ventures was $4.4 billion. We may incur additional indebtedness and become more highly leveraged, which could harm our financial position and potentially limit our cash available to pay dividends.

We may change the distribution policy for our common stock in the future.

The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount, and composition of any such future dividends, will be at the sole discretion of our Board of Directors and will depend on our earnings, FFO, liquidity, financial condition, capital requirements, contractual prohibitions, or other limitations under our indebtedness and preferred shares, the annual dividend requirements under the REIT provisions of the Code, state law and such other factors as our Board of Directors deems relevant. Further, we have regularly issued new shares of common stock as compensation to our employees, and we have periodically issued new shares of capital stock pursuant to public offerings or acquisitions. Any future issuances may substantially increase the cash required to pay dividends at current or higher levels. Our actual dividend payable will be determined by our Board of Directors based upon the circumstances at the time of declaration. Although we have regularly paid dividends on a quarterly basis on our common and preferred stock in the past, and since we went public in 1992 we have never reduced our regular common dividend and have increased it 19 times, we do not guarantee we will continue to do so in the future. Any change in our dividend policy could have a material adverse effect on the market price of our common stock.

policy could have a material adverse effect on the market price of our common stock.

Item 1B. UNRESOLVED STAFF COMMENTS.

None.

Item 2. PROPERTIES.

Ownership

The following table sets forth certain information about each of our shopping centers. The table includes only shopping centers in operation at December 31, 2016. Shopping centers are owned in fee other than Beverly Center, Cherry Creek Shopping Center, City Creek Center, International Market Place, and International Plaza, which are held under ground leases expiring between 2042 and 2104, and CityOn.Xi'an, for which Chinese state-owned land is used and is subject to a property-use right, expiring in 2051.

Certain of the shopping centers are partially owned through joint ventures. Generally, our joint venture partners have ongoing rights with regard to the disposition of our interest in the joint ventures, as well as the approval of certain major matters.

Shopping Center	Anchors	Sq. Ft of GLA/ Mall GLA as of 12/31/16		Year Opened/ Expanded	Year Acquired	Ownership % as of 12/31/16
Consolidated Businesses:						
Beverly Center	Bloomingdale's, Macy's	799,000		1982		100%
Los Angeles, CA		475,000				
Cherry Creek Shopping Center	Macy's, Neiman Marcus, Nordstrom	1,032,000		1990/1998/		50%
Denver, CO		629,000		2015		
City Creek Center	Macy's, Nordstrom	622,000		2012		100%
Salt Lake City, UT		342,000				
Dolphin Mall	Bass Pro Shops Outdoor World,	1,431,000		2001/2007/		100%
Miami, FL	Bloomingdale's Outlet, Burlington Coat Factory	706,000		2015		
	Cobb Theatres, Dave & Buster's,					
	Marshalls, Neiman Marcus-Last Call,					
	Saks Off 5th, Polo Ralph Lauren Factory Store					
The Gardens on El Paseo	Saks Fifth Avenue	236,000		1998/2010	2011	100%
Palm Desert, CA		186,000				
Great Lakes Crossing Outlets	AMC Theatres, Bass Pro Shops Outdoor World,	1,355,000		1998		100%
Auburn Hills, MI	Burlington Coat Factory, Legoland,	532,000				
(Detroit Metropolitan Area)	Lord & Taylor Outlet, Neiman Marcus-Last Call,					
	Saks Off Fifth, Sea Life					
The Mall at Green Hills	Dillard's, Macy's, Nordstrom	851,000		1955/2011	2011	100%
Nashville, TN		339,000				
International Market Place	Saks Fifth Avenue	344,000		2016		93 5%
Waikiki, Honolulu, HI		264,000				
The Mall of San Juan	Nordstrom, Saks Fifth Avenue	627,000		2015		95%
San Juan, PR		389,000				
The Mall at Short Hills	Bloomingdale's, Macy's, Neiman Marcus,	1,453,000	(1)	1980/1994/		100%
Short Hills, NJ	Nordstrom	546,000		1995/2011		

Short Hills, NJ	Nordstrom	546,000	1995/2011	
Taubman Prestige Outlets Chesterfield Chesterfield, MO *(St. Louis Metropolitan Area)*	Polo Ralph Lauren Factory Store, Restoration Hardware Outlet	302,000 302,000	2013	100%
Twelve Oaks Mall Novi, MI *(Detroit Metropolitan Area)*	JCPenney, Lord & Taylor, Macy's, Nordstrom, Sears	1,518,000 549,000	1977/1978/ 2007/2008	100%
	Total GLA	10,570,000		
	Total Mall GLA	5,259,000		
	TRG% of Total GLA	10,000,000		
	TRG% of Total Mall GLA	4,908,000		

(1) GLA includes the former Saks Fifth Avenue store, which closed in September 2016 This space is currently under redevelopment

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Shopping Center	Anchors	Sq. Ft of GLA/ Mall GLA as of 12/31/16		Year Opened/ Expanded	Year Acquired	Ownership % as of 12/31/16
Unconsolidated Joint Ventures:						
CityOn Xi'an	Wangfujing	995,000		2016		50%
Xi'an, China		693,000				
Country Club Plaza		1,246,000	(2)	1922/1977/	2016	50%
Kansas City, MO		784,000		2000/2015		
Fair Oaks	JCPenney, Lord & Taylor,	1,559,000		1980/1987/		50%
Fairfax, VA	Macy's (two locations), Sears	563,000		1988/2000		
(Washington, DC Metropolitan Area)						
International Plaza	Dillard's, Lifetime Athletic, Neiman Marcus,	1,251,000		2001/2015		50%
Tampa, FL	Nordstrom	615,000				
The Mall at Millenia	Bloomingdale's, Macy's, Neiman Marcus	1,122,000		2002		50%
Orlando, FL		522,000				
Stamford Town Center	Macy's, Saks Off 5th	762,000		1982/2007		50%
Stamford, CT		439,000				
Starfield Hanam	Shinsegae	1,710,000		2016		34 3%
Hanam, South Korea		1,225,000				
Sunvalley	JCPenney, Macy's (two locations), Sears	1,320,000		1967/1981	2002	50%
Concord, CA		480,000				
(San Francisco Metropolitan Area)						
The Mall at University Town Center	Dillard's, Macy's, Saks Fifth Avenue	862,000		2014		50%
Sarasota, FL		440,000				
Waterside Shops	Nordstrom, Saks Fifth Avenue	341,000		1992/2006/	2003	50%
Naples, FL		201,000		2008		
Westfarms	JCPenney, Lord & Taylor,	1,271,000		1974/1983/		79%
West Hartford, CT	Macy's (two locations), Nordstrom	501,000		1997		
	Total GLA	12,439,000				
	Total Mall GLA	6,463,000				
	TRG% of Total GLA	6,320,000				
	TRG% of Total Mall GLA	3,184,000				
	Grand Total GLA	**23,009,000**				
	Grand Total Mall GLA	**11,722,000**				
	TRG% of Total GLA	**16,320,000**				
	TRG% of Total Mall GLA	**8,092,000**				

(2) Includes 462,000 square feet of office property GLA 242,000 square feet of this GLA is related to an office tower, which is expected to be sold in the first half of 2017

Anchors

The following table summarizes certain information regarding the anchors at the operating centers (excluding value and outlet centers) as of December 31, 2016:

Name	Number of Anchor Stores	GLA (in thousands of square feet)	% of GLA
Macy's			
Bloomingdale's [1]	3	641	
Macy's	12	2,539	
Macy's Men's Store/Furniture Gallery	3	489	
Total	18	3,669	18.4%
Nordstrom	9	1,302	6.5%
Hudson's Bay Company			
Lord & Taylor [2]	3	392	
Saks Fifth Avenue	5	375	
Saks Off Fifth [3]	1	78	
	9	845	4.2%
JCPenney	4	745	3.7%
Sears	3	679	3.4%
Dillard's	3	607	3.0%
Shinsegae	1	485	2.4%
Neiman Marcus [4]	4	402	2.0%
Wangfujing	1	302	1.5%
Lifetime Athletic	1	56	0.3%
Total	53	9,092	45.6% [5]

(1) Excludes one Bloomingdale's Outlet store at a value center.
(2) Excludes one Lord & Taylor Outlet store at an outlet center.
(3) Excludes two Saks Off 5th stores at value and outlet centers
(4) Excludes two Neiman Marcus-Last Call stores at value and outlet centers
(5) Percentages may not add due to rounding.

Mortgage Debt and Construction Financings

The following table sets forth certain information regarding the mortgages and construction financings encumbering the centers as of December 31, 2016. All mortgage debt and construction financings in the table below are non-recourse to the Operating Partnership except for the TRG $65 million revolving credit facility and the debt encumbering The Mall of San Juan and International Market Place. The Operating Partnership has provided limited guarantees regarding the mortgage debt encumbering City Creek Center. In addition, the entities that own Beverly Center, Dolphin Mall and Twelve Oaks Mall are guarantors under our $475 million unsecured term loan and $1.1 billion unsecured primary revolving line of credit. See "Note 8 - Notes Payable, Net - Debt Covenants and Guarantees" to our consolidated financial statements for more information on loan guarantees. Also see "Note 22 - Subsequent and Guarantees" to our consolidated financial statements for more information on loan guarantees. Also see "Note 22 - Subsequent Events" regarding subsequent events related to the guarantors under our $475 million unsecured term loan and $1.1 billion unsecured primary revolving line of credit and our new $300 million unsecured term loan that was entered into in February 2017.

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Centers Consolidated in TCO's Financial Statements/ TRG's % Ownership if less than 100%	Maximum Loan Amount (thousands)	Stated Interest Rate as of 12/31/16	12/31/16 Balance (thousands)	Available to Draw (thousands)	Amortization	Annual Debt Service (Principal and Interest) (thousands)	Maturity Date	Number of One-Year Extension Options	Interest Rates	Earliest Prepayment Date	Prepay via Defeasance or Yield Maintenance?	Earliest Date Allowed to Prepay without Penalty
Cherry Creek Shopping Center (50%)		3 85%	$ 550,000			Interest only	6/1/2028		Fixed Rate	6/1/2018	Greater of Yield Maintenance or 1% Principal Prepaid	12/1/2027
City Creek Center		4 37%	80,269		Amortizing, 30 years	$ 5,090	8/1/2023		Fixed Rate	At any time	Greater of Yield Maintenance or 0 5% Principal Prepaid /Defeasance	5/1/2023
Great Lakes Crossing Outlets		3 60%	208,303		Amortizing, 30 years	12,277	1/6/2023		Fixed Rate	At any time	Defeasance	9/6/2022
The Mall at Green Hills		2 22%	150,000			Interest only	12/1/2018	1	LIBOR + 1 60% Cap if LIBOR > 2 75% and during extension	At any time	0 25-0 50% Principal Prepaid	12/1/2017
International Market Place (93 5%)	$ 330,890	2 37%	257,052	$ 73,838		Interest only	8/14/2018	2	LIBOR + 1 75% Rate decreases to LIBOR + 1 60% upon achieving certain performance measures	At any time	NA	
The Mall of San Juan (95%)	320,000	2 70%	302,357	17,643		Interest only	4/2/2017	2	LIBOR + 2 00% Rate decreases to LIBOR + 1 75% upon achieving certain performance measures	At any time	NA	
The Mall at Short Hills		3 48%	1,000,000			Interest only	10/1/2027		Fixed Rate	10/1/2017	Greater of Yield Maintenance or 1% Principal Prepaid	4/1/2027
Other Consolidated Secured Debt												
TRG $65M Revolving Credit Facility	65,000	2 17%	24,700	33,985		Interest only	4/29/2017		LIBOR + 1 40%	At any time	NA	
U S Headquarters		3 49%	12,000			Interest only	3/1/2024		LIBOR + 1 40%, swapped to maturity	At any time	NA	
Centers Owned by Unconsolidated Joint Ventures/TRG's % Ownership												
CityOn Zhengzhou (49%)	120,000	6 37%	70,502	49,498		Interest only	12/1/2026		130% of the RMB PBOC base lending rate for a loan term > 5 years Rate resets Jan each year	At any time	NA	
Country Club Plaza (50%)		3 85%	320,000		Amortization begins 5/1/2019, 30 years	Interest only until 5/1/2019	4/1/2026		Fixed Rate	4/1/2021	Greater of Yield Maintenance or 1% Principal Prepaid	1/2/2026
Fair Oaks (50%)		4 10%	265,067		Amortizing, 25 years, assumed 7 5% rate	15,307	7/13/2018		LIBOR + 1 70%, swapped until 4/30/2018	At any time	0 25-0 50% Principal Prepaid	At any time
International Plaza (50 1%)		4 85%	314,904		Amortizing, 30 years	20,580	12/1/2021		Fixed Rate	At any time	Greater of Yield Maintenance or 1% Principal Prepaid	9/2/2021
International Plaza (50 1%)		3 58%	168,983		Amortizing, 30 years	8,710	12/1/2021		LIBOR + 1 75%, swapped to maturity	At any time	0 50%-2 00% Principal Prepaid	12/1/2019
The Mall at Millenia (50%)		4 00%	350,000			Interest only	10/15/2024		Fixed Rate	At any time	Greater of Modified Yield Maintenance or 1% Principal Prepaid	7/17/2024
The Mall at Millenia (50%)	100,000	3 75%	50,000	50,000		Interest only	10/15/2024		Fixed Rate	At any time	Greater of Modified Yield Maintenance or 1% Principal Prepaid	7/17/2024
Starfield Hanam (34 3%)	52,065	3 12%	52,065			Interest only	11/8/2020		3 month LIBOR + 1 60%, swapped to 9/8/2020	9/8/2020	NA	9/8/2020
Starfield Hanam (34 3%)	430,700	2 58%	258,402	119,098		Interest only	11/25/2020		KDB 5 Year Bond Yield + 1 06%	9/8/2020	0 5%-1 5% Principal Prepaid	9/8/2020
Sunvalley (50%)		4 44%	176,375		Amortizing, 30 years	11,471	9/1/2022		Fixed Rate	At any time	Defeasance	6/1/2022
Taubman Land Associates (50%)		3 84%	22,171		Amortizing, 30 years	1,349	11/1/2022		Fixed Rate	At any time	Defeasance	6/1/2022
The Mall at University Town Center (50%)		3 40%	280,000		Amortization begins 12/1/2022, 30 years	Interest only until 12/1/2022	11/1/2026		Fixed Rate	11/1/2019	Greater of Yield Maintenance or 1% Principal Prepaid	8/3/2026
Waterside Shops (50%)		3 86%	165,000		(1)	Interest only (1)	4/15/2026		Fixed Rate	At any time	Greater of Yield Maintenance or 1% Principal Prepaid	1/15/2026
											Greater of Yield	

Waterside Shops (50%)	3.86%	165,000	(1)	only (1)	4/15/2026	Fixed Rate	At any time	Maintenance or 1% Principal Prepaid	1/15/2026
Westfarms (79%)	4.50%	295,343	Amortizing, 30 years	19,457	7/1/2022	Fixed Rate	At any time	Greater of Yield Maintenance or 1% Principal Prepaid	4/2/2022

(1) The Waterside Shops loan is interest-only for the term of the loan. However, if net operating income available for debt service as defined in the loan agreement is less than a certain amount for calendar year 2020, the lender may require the loan to amortize based on a 30-year amortization period retroactive to May 2021.

For additional information regarding the shopping centers and their operations, see the responses to Item 1 of this report.

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Item 3. LEGAL PROCEEDINGS.

As of December 31, 2016, there was no material outstanding litigation.

Item 4. MINE SAFETY DISCLOSURES.

Not applicable.

28

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

The common stock of Taubman Centers, Inc. is listed and traded on the New York Stock Exchange (Symbol: TCO). As of February 22, 2017, the 60,514,503 outstanding shares of common stock were held by 407 holders of record. A substantially greater number of holders are beneficial owners whose shares are held of record by banks, brokers, and other financial institutions. The closing price per share of the common stock on the New York Stock Exchange on February 22, 2017 was $68.56.

The following table presents the dividends declared on our common stock and the range of closing share prices of our common stock for each quarter of 2016 and 2015:

| | Market Quotations | | |
2016 Quarter Ended	High	Low	Dividends
March 31	$ 77.24	$ 66.67	$ 0.595
June 30	74.20	68.21	0.595
September 30	81.63	73.64	0.595
December 31	75.21	69.69	0.595

| | Market Quotations | | |
2015 Quarter Ended	High	Low	Dividends
March 31	$ 84.70	$ 72.05	$ 0.565
June 30	77.25	69.50	0.565
September 30	75.97	67.14	0.565
December 31	78.75	70.26	0.565

The restrictions on our ability to pay dividends on our common stock are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Dividends."

Shareowner Return Performance Graph

The following line graph sets forth the cumulative total returns on a $100 investment in each of our common stock, the MSCI US REIT Index, the FTSE NAREIT Equity Retail Index, the S&P 500 Index, and the S&P 400 MidCap Index for the period December 31, 2011 through December 31, 2016 (assuming in all cases, the reinvestment of dividends):



COMPARISON OF CUMULATIVE TOTAL RETURN

	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Taubman Centers Inc.	$ 100.00	$ 129.92	$ 108.48	$ 141.77	$ 146.79	$ 146.10
MSCI US REIT Index	100.00	117.77	120.68	157.34	161.30	175.17
FTSE NAREIT Equity Retail Index	100.00	126.74	129.10	164.75	172.27	173.90
S&P 500 Index	100.00	116.00	153.56	174.57	176.98	198.10
S&P 400 MidCap Index	100.00	117.88	157.31	172.63	168.87	203.83

Note: The stock performance shown on the graph above is not necessarily indicative of future price performance.

Equity Purchases

Our Board of Directors authorized a share repurchase program under which we may repurchase up to $450 million of our outstanding common stock. We plan to repurchase shares from time to time on the open market or in privately negotiated transactions or otherwise, depending on market prices and other conditions. No shares were repurchased in 2016. As of December 31, 2016, we cumulatively repurchased 4,247,867 shares of our common stock at an average price of $71.79 per share, for a total of $304.9 million under the authorization. As of December 31, 2016, $145.1 million remained available under the repurchase program. All shares repurchased have been cancelled. For each share of our stock repurchased, one of our Operating Partnership units was redeemed. Repurchases of common stock were financed with general corporate funds, including borrowings under existing revolving lines of credit.

The restrictions on our ability to pay dividends on our common stock are set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Dividends."

Item 6. SELECTED FINANCIAL DATA.

The following table sets forth selected financial data and should be read in conjunction with the financial statements and notes thereto and MD&A included in this report.

	Year Ended December 31				
	2016	2015	2014	2013	2012
	(in thousands, except per share amounts, per square foot amounts, and shares outstanding)				
STATEMENT OF OPERATIONS DATA:					
Rents, recoveries, and other shopping center revenues	$ 612,557	$ 557,172	$ 679,129	$ 767,154	$ 747,974
Net income [1]	188,151	192,557	1,278,122	189,368	157,817
Net income attributable to noncontrolling interests	(55,538)	(58,430)	(385,109)	(56,778)	(51,643)
Distributions to participating securities of TRG	(2,117)	(1,969)	(6,018)	(1,749)	(1,612)
Preferred dividends	(23,138)	(23,138)	(23,138)	(20,933)	(21,051)
Net income attributable to Taubman Centers, Inc. common shareowners	107,358	109,020	863,857	109,908	83,511
Net income per common share – diluted [1]	1.77	1.76	13.47	1.71	1 37
Dividends declared per common share [2]	2.38	2.26	2 16	2.00	1.85
Weighted average number of common shares outstanding – basic	60,363,416	61,389,113	63,267,800	63,591,523	59,884,455
Weighted average number of common shares outstanding – diluted	60,829,555	62,161,334	64,921,064	64,575,412	61,376,444
Number of common shares outstanding at end of period	60,430,613	60,233,561	63,324,409	63,101,614	63,310,148
Ownership percentage of TRG at end of period	71%	71%	72%	71%	71%
BALANCE SHEET DATA:					
Real estate before accumulated depreciation	4,173,954	3,713,215	3,262,505	4,485,090	4,246,000
Total assets [3]	4,010,912	3,546,510	3,214,901	3,506,222	3,268,495
Total debt, net [3]	3,255,512	2,627,088	2,025,505	3,058,053	2,952,030
SUPPLEMENTAL INFORMATION:					
Funds from Operations attributable to TCO's common shareowners [1][4]	239,963	207,084	200,356	236,662	197,671
Mall tenant sales - all centers [5][6]	5,773,614	5,177,988	4,969,462	6,180,095	6,008,265
Sales per square foot [5][6][7]	792	785	792	819	708
Number of shopping centers at end of period	23	19	18	25	24
Ending Mall GLA in thousands of square feet	11,722	8,804	8,332	11,677	11,360
Leased space - all centers [6][8][9]	95.6%	96 1%	96.0%	96.7%	97.5%
Ending occupancy - all centers [6][8]	93.9%	94 2%	94.1%	95.8%	96.6%
Average base rent per square foot [8]:					
Consolidated businesses [6][10]	$ 63.83	$ 61.37	$ 59.48	$ 59.88	$ 46.86
Unconsolidated Joint Ventures [10]	58.10	57.28	58.65	52.68	45.44
Combined [6][7][10]	61.07	59.41	59 14	57.33	46.42

(1) In 2016, net income and FFO include a lump sum payment of $21.7 million we received in connection with the termination of our third party leasing agreement at The Shops at Crystals, $3.0 million of costs associated with shareowner activism, and an $11 1 million gain and $0 5 million of income tax expense recognized at the time of conversion of a portion of our investment in partnership units in Simon Property Group Limited Partnership to common shares of Simon Property Group, Inc. (SPG). In 2015, net income and FFO include an impairment charge of $11.8 million related to the pre-development of The Mall at Miami Worldcenter and the net reversal of $2.0 million of prior period share-based compensation expenses recognized upon the announcement of an executive management transition. In 2014, net income includes a $629.7 million gain on the dispositions of the seven centers to Starwood and a $476.9 million gain, net of tax, from the dispositions of interests in International Plaza, Arizona Mills, and land in Syosset, New York related to the former Oyster Bay project. In 2014, net income and FFO include expenses related to the sale of seven centers to Starwood completed in October 2014. Specifically, these measures reflect charges of $36.4 million ($36.0 million at our beneficial share) related to the loss on extinguishment of debt certain of these centers; charges of $7.8 million ($7.4 million at our beneficial share) related to the discontinuation of hedge accounting on the interest rate swap previously designated to hedge the MacArthur Center note payable; and a restructuring charge of $3.7 million and disposition costs of $3.3 million incurred related to the sale. FFO is defined and discussed in "MD&A – Non-GAAP Measures - Use of Non-GAAP Measures." In 2012, net income and FFO include $6.4 million of charges upon redemption of Series G and H Cumulative Redeemable Preferred Stock, the $1.6 million loss on extinguishment of debt at The Mall at Millenia, and the $3 2 million People's Republic of China (PRC) tax on sale of certain assets.

(2) Amount excludes a special dividend of $4.75 per share in 2014, which was declared as a result of the sale of seven centers to Starwood.

(3) In connection with the adoption of Accounting Standards Update (ASU) No. 2015-03 on January 1, 2016, we retrospectively reclassified the December 31, 2015 Consolidated Balance Sheet to move $16.9 million of debt issuance costs out of Deferred Charges and Other Assets and into Notes Payable, Net as a direct deduction of the related debt liabilities.

(4) Reconciliations of net income attributable to TCO common shareowners to FFO for 2016, 2015, and 2014 are provided in "MD&A - Non-GAAP Measures - Reconciliation of Non-GAAP Measures." For 2013, net income attributable to TCO common shareowners of $109.9 million, adding back depreciation and amortization of $172.6 million, TCO's addition income tax expense of $0.2 million, noncontrolling interests of $46.4 million, and distributions to participating securities of $1.7 million arrives at TRG's FFO of $330.8 million, of which TCO's share was $236.7 million. For 2012, net income attributable to TCO common shareowners of $83.5 million, adding back depreciation and amortization of $159.9 million, noncontrolling interests of $39.7 million, and distributions to participating securities of $1.6 million arrives at TRG's FFO of $284.7 million, of which TCO's share was $197.7 million.

(5) Based on reports of sales furnished by mall tenants.

(6) Amounts in 2014 have been adjusted to exclude the mall tenant sales of the centers sold to Starwood in October 2014. "All centers" statistics for 2013 and prior include sales for the centers sold to Starwood.

(7) For all periods presented, this amount represents sales per square foot of comparable centers, which are generally defined as centers that were owned and open for the entire current and preceding period, excluding centers impacted by significant redevelopment activity. This statistic for 2015 was restated for 2016 comparable centers.

(8) See "MD&A – Rental Rates and Occupancy" for information regarding this statistic.

(9) Leased space comprises both occupied space and space that is leased but not yet occupied.

(10) Amounts exclude spaces greater than 10,000 square feet

33

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent our expectations or beliefs concerning future events and performance. Actual results may differ materially from those expected because of various risks and uncertainties. The forward-looking statements included in this report are made as of the date hereof. Except as required by law, we assume no obligation to update these forward looking statements, even if new information becomes available in the future. The following discussion should be read in conjunction with the accompanying consolidated financial statements of Taubman Centers, Inc. and the notes thereto, as well as "Risk Factors" elsewhere in this report.

General Background and Performance Measurement

Taubman Centers, Inc. (TCO) is a Michigan corporation that operates as a self-administered and self-managed real estate investment trust (REIT). The Taubman Realty Group Limited Partnership (the Operating Partnership or TRG) is a majority-owned partnership subsidiary of TCO that owns direct or indirect interests in all of our real estate properties. In this report, the terms "we", "us", and "our" refer to TCO, the Operating Partnership, and/or the Operating Partnership's subsidiaries as the context may require. We own, manage, lease, acquire, dispose of, develop, and expand regional and super-regional shopping centers and interests therein. The Consolidated Businesses consist of shopping centers and entities that are controlled by ownership or contractual agreements, The Taubman Company LLC (Manager), and Taubman Properties Asia LLC and its subsidiaries (Taubman Asia). Shopping centers owned through joint ventures that are not controlled by us but over which we have significant influence (Unconsolidated Joint Ventures) are accounted for under the equity method.

References in this discussion to "beneficial interest" refer to our ownership or pro-rata share of the item being discussed. Investors are cautioned that deriving our beneficial interest as our ownership interest in individual financial statement items may not accurately depict the legal and economic implications of holding a noncontrolling interest in an investee.

The comparability of information used in measuring performance is affected by the opening of Starfield Hanam in September 2016 (See "Results of Operations - Taubman Asia"), the opening of International Market Place in August 2016 (See "Results of Operations - U.S. Development"), the opening of CityOn.Xi'an in April 2016 (See "Results of Operations - Taubman Asia"), the acquisition of Country Club Plaza in March 2016 (See "Results of Operations - Acquisition - Country Club Plaza"), the renovation of Beverly Center beginning in 2016 (See "Liquidity and Capital Resources - Capital Spending - Planned Capital Spending"), the opening of The Mall of San Juan in March 2015 and the opening of The Mall at University Town Center in October 2014 (See "Results of Operations - U.S. Development"), the disposition of our interest in Arizona Mills in January 2014 (see "Results of Operations - Dispositions - Arizona Mills/Oyster Bay"), and the sale of seven centers to an affiliate of Starwood Capital Group (Starwood) in October 2014 (see "Results of Operations - Dispositions - Sale of Centers to Starwood"). Additional "comparable center" statistics that exclude the centers noted above are provided to present the performance of comparable centers. Comparable centers are generally defined as centers that were owned and open for the entire current and preceding period presented, excluding centers impacted by significant redevelopment activity. Comparable center statistics for 2015 have been restated to include comparable centers to 2016. Subsequent to the sale of a total of 49.9% of our interests in the entity that owns International Plaza in January 2014, we began accounting for our remaining interest in International Plaza under the equity method of accounting. This affects the comparability of our operating results period over period.

Overall Summary of Management's Discussion and Analysis of Financial Condition and Results of Operations

Our primary source of revenue is from the leasing of space in our shopping centers. Generally these leases are long term, with our average lease term of new leases at approximately six and eight years during 2016 and 2015, respectively, excluding temporary leases. Therefore general economic trends most directly impact our mall tenants' sales and consequently their ability to perform under their existing lease agreements and expand into new locations as well as our ability to find new tenants for our shopping centers and increase rent per square foot.

For the fourth quarter of 2016, comparable mall tenant sales per square foot increased 5.0% from the corresponding period in 2015. For all of 2016, comparable mall tenant sales per square foot were $792, a 0.9% increase from 2015.

Ending occupancy was 94.7% for comparable centers at December 31, 2016, down 0.5% from 2015. The rents we are able to achieve are affected by economic trends and tenants' expectations thereof, as described under "Rental Rates and Occupancy." The spread between rents on openings and closings may not be indicative of future periods, as this statistic is not computed on comparable tenant spaces, and can vary significantly from period to period depending on the total amount, location, and average size of tenant space opening and closing in the period. Mall tenant sales, occupancy levels, and our resulting revenues are seasonal in nature (see "Seasonality").

Our analysis of our financial results begins under "Results of Operations" and we provide information about transactions that affected the periods presented or will affect operations in the future.

In March 2016, a joint venture we formed with The Macerich Company acquired Country Club Plaza, a mixed-use retail and office property in Kansas City, Missouri (see "Results of Operations - Acquisition - Country Club Plaza").

In December 2015, we recognized an impairment charge for the write-off of previously capitalized costs related to the pre-development of The Mall at Miami Worldcenter (Miami Worldcenter), a former development project in Miami, Florida (see "Results of Operations - Impairment Charge").

In October 2014, we disposed of seven centers (see "Note 2 - Acquisitions, Dispositions, Redevelopments, Developments, and Service Agreement - Dispositions - Sale of Centers to Starwood" to our consolidated financial statements and "Results of Operations - Dispositions - Sale of Centers to Starwood").

In January 2014, we sold a total of 49.9% of our interests in the entity that owns International Plaza, which we had 100% ownership of as the result of acquiring a 49.9% ownership interest in 2012 (see "Results of Operations - Dispositions - International Plaza"). Also in January 2014, we sold our 50% interest in Arizona Mills and land in Syosset, New York related to our former Oyster Bay project (see "Results of Operations - Dispositions - Arizona Mills/Oyster Bay").

We have been active in developing our U.S. shopping center portfolio, including the openings of International Market Place in August 2016, The Mall of San Juan in March 2015, and The Mall at University Town Center in October 2014 (see "Results of Operations - U.S. Development" and "Liquidity and Capital Resources - Capital Spending - New Developments").

We also describe our growth activities in Asia including the openings of CityOn.Xi'an in April 2016 and Starfield Hanam in September 2016, an update on our investment in the new development project, CityOn.Zhengzhou, which is scheduled to open in March 2017, as well as our service agreements for the Studio City retail project in the Cotai region of Macau, China, which opened in the fourth quarter of 2015, and for IFC Mall in Yeouido, Seoul, South Korea, although the services at IFC Mall ended in the first quarter of 2017 in connection with a change in ownership of the center (see "Results of Operations – Taubman Asia").

In April 2016, our third party leasing agreement for The Shops at Crystals (Crystals) was terminated in connection with a change in ownership of the center (see "Results of Operations - The Shops at Crystals").

We have certain additional sources of income beyond our rental revenues, recoveries from tenants, and revenue from management, leasing, and development services. We disclose our share of these sources of income under "Results of Operations – Other Income." We also disclose detail of our nonoperating income and expenses under "Results of Operations – Nonoperating Income (Expense)."

We have been very active in managing our balance sheet and beneficial interest in debt, completing multiple financings during 2016 (see "Results of Operations – Debt Transactions").

During 2015, we repurchased $252.6 million of common stock under a share repurchase program. No common stock was repurchased during 2016 and an immaterial amount of shares were repurchased in 2014 (see "Results of Operations - Share Repurchase Program").

With all the preceding information as background, we then provide insight and explanations for variances in our financial results for 2016, 2015, and 2014 under "Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015" and "Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014."

We provide a discussion of results of center operations (see "Results of Operations - Comparable Center Operations").

Our discussion of sources and uses of capital resources under "Liquidity and Capital Resources" begins with a brief overview of our financial position as of December 31, 2016. After that, analysis of specific operating, investing, and financing activities is provided in more detail.

Analysis of our fixed and floating rates and periods of interest rate risk exposure is provided under "Liquidity and Capital Resources – Beneficial Interest in Debt." Completing our analysis of our exposure to rates are the effects of changes in interest rates on our cash flows and fair values of debt contained under "Liquidity and Capital Resources – Sensitivity Analysis." Also see "Liquidity and Capital Resources – Loan Commitments and Guarantees" for a discussion of compliance with debt covenants.

In conducting our business, we enter into various contractual obligations, including those for debt, operating leases for land and office space, purchase obligations, and other long-term commitments. Detail of these obligations, including expected settlement periods, is contained under "Liquidity and Capital Resources – Contractual Obligations." Property-level debt represents the largest single class of obligations. Described under "Liquidity and Capital Resources – Loan Commitments and Guarantees" and "Liquidity and Capital Resources – Cash Tender Agreement" are our significant guarantees and commitments.

We have one ongoing development project in Asia, CityOn.Zhengzhou, which is scheduled to open in March 2017. In addition, we have ongoing redevelopment projects at Beverly Center and The Mall at Green Hills (see "Liquidity and Capital Resources - Redevelopments"). We also provide information on our capital spending in 2016 and 2015, as well as planned capital spending for 2017 (see "Liquidity and Capital Resources - Capital Spending").

Dividends and distributions are also significant uses of our capital resources. The factors considered when determining the amount of our dividends, including requirements arising because of our status as a REIT, are described under "Liquidity and Capital Resources – Dividends." As a result of the sale of centers to Starwood, we paid a special dividend of $4.75 per common share and a corresponding distribution to partnership unitholders in 2014 (see "Liquidity and Capital Resources - Dividends").

We then discuss our application of critical accounting policies and consideration of new accounting pronouncements.

Finally, we describe the reasons for our use of non-GAAP measures, Net Operating Income (NOI) and Funds from Operations (FFO), and provide reconciliations from net income and net income allocable to common shareowners to such measures in "Non-GAAP Measures" following "Liquidity and Capital Resources."

Mall Tenant Sales and Center Revenues

Our comparable mall tenants reported a 5.0% increase in mall tenant sales per square foot in the fourth quarter of 2016 compared to the corresponding period in 2015. For all of 2016, our comparable mall tenant sales increased 0.9% over 2015 to $792 per square foot.

Over the long term, the level of mall tenant sales remains the single most important determinant of revenues of the shopping centers because mall tenants provide approximately 90% of these revenues and mall tenant sales determine the amount of rent, percentage rent, and recoverable expenses, excluding utilities (together, total occupancy costs) that mall tenants can afford to pay. However, levels of mall tenant sales can be considerably more volatile in the short run than total occupancy costs, and may be impacted significantly, either positively or negatively, by the success or lack of success of a small number of tenants or even a single tenant.

We believe that the ability of mall tenants to pay occupancy costs and earn profits over long periods of time increases as mall tenant sales per square foot increase, whether through inflation or real growth in customer spending. Because most mall tenants have certain fixed expenses, the occupancy costs that they can afford to pay and still be profitable are a higher percentage of mall tenant sales at higher sales per square foot.

Mall tenant sales directly impact the amount of percentage rents certain tenants and certain anchors pay. The effects of increases or declines in tenant sales on our operations are moderated by the relatively minor share of total rents that percentage rents represent. Percentage rent is very difficult to predict as it is highly dependent upon the sales performance of specific mall tenants in specific centers, and is typically paid by a small number of our tenants in any given period. Over the last five years, percentage rent as a share of total rent has ranged from 5% to 6.5%.

In negotiating lease renewals, we generally intend to maximize the minimum rents we achieve. As a result, a tenant will generally pay a higher amount of minimum rent and an initially lower amount of percentage rent upon renewal.

While mall tenant sales are critical over the long term, the high quality regional mall business has been a very stable business model with its diversity of income from thousands of tenants, its staggered lease maturities, and high proportion of fixed rent. However, a sustained trend in mall tenant sales does impact, either negatively or positively, our ability to lease vacancies, negotiate rents at advantageous rates, and collect amounts contractually due.

The following table summarizes mall tenant occupancy costs (the sum of minimum rents, percentage rents, and expense recoveries, excluding utilities) as a percentage of sales:

	2016 (1)	2015 (1)	2014 (1) (2)
Mall tenant sales - all centers (in thousands)	$ 5,773,614	$ 5,177,988	$ 4,969,462
Mall tenant sales - comparable (in thousands)	4,921,032	4,821,329	
Sales per square foot (3)	792	785	792
Consolidated Businesses: (4)			
Minimum rents	9.4%	9.1%	8.9%
Percentage rents	0.5	0.5	0.6
Expense recoveries	4.7	4.6	4.5
Mall tenant occupancy costs as a percentage of mall tenant sales	14.6%	14.2%	14.0%
Unconsolidated Joint Ventures: (4)			
Minimum rents	9.2%	8.8%	8.5%
Percentage rents	0.5	0.4	0.5
Expense recoveries	4.5	4.5	4.1
Mall tenant occupancy costs as a percentage of mall tenant sales	14.2%	13.8%	13.1%
Combined: (4)			
Minimum rents	9.3%	9.0%	8.8%
Percentage rents	0.5	0.5	0.5
Expense recoveries	4.6	4.6	4.3
Mall tenant occupancy costs as a percentage of mall tenant sales	14.4%	14.0%	13.6%

(1)   Based on reports of sales furnished by mall tenants
(2)   Due to the closing of the Starwood sale in October 2014, mall tenant sales data for the centers sold was excluded from the analysis of occupancy

(1) Based on reports of sales furnished by mall tenants
(2) Due to the closing of the Starwood sale in October 2014, mall tenant sales data for the centers sold was excluded from the analysis of occupancy costs as a percentage of sales.
(3) Sales per square foot excludes non-comparable centers and spaces greater than or equal to 10,000 square feet for all periods presented. The December 31, 2015 statistics have been restated to include comparable centers to 2016. Comparable center statistics for 2014 exclude the centers sold to Starwood, Arizona Mills, and The Mall at University Town Center.
(4) Occupancy costs as a percentage of sales statistics are based on mall tenants sales of all centers reported during that period.
(5) Amounts in this table may not add due to rounding.

Table of Contents

Rental Rates and Occupancy

As leases have expired in the centers, we have generally been able to rent the available space, either to the existing tenant or a new tenant, at rental rates that are higher than those of the expired leases. Generally, center revenues have increased as older leases rolled over or were terminated early and replaced with new leases negotiated at current rental rates that were usually higher than the average rates for existing leases. Average rent per square foot statistics reflect the contractual rental terms of the lease currently in effect and include the impact of rental concessions. In periods of increasing sales, rents on new leases will generally tend to rise. In periods of slower growth or declining sales, rents on new leases will grow more slowly or will decline for the opposite reason, as tenants' expectations of future growth become less optimistic. Rent per square foot statistics are computed using contractual rentals per the tenant lease agreements, which reflect any lease modifications, including those for rental concessions. Rent per square foot information for comparable centers in our Consolidated Businesses and Unconsolidated Joint Ventures follows:

	2016 [1] [2]	2015 [1] [2]	2014 [1] [2]
Average rent per square foot:			
Consolidated Businesses	$ 63.83	$ 61.37	$ 59.48
Unconsolidated Joint Ventures	58.10	57.28	58.65
Combined	61.07	59.41	59.14
Opening base rent per square foot:			
Consolidated Businesses	$ 85.86	$ 69.35	$ 65.78
Unconsolidated Joint Ventures	57.80	59.67	63.19
Combined	72.68	65.20	64.76
Square feet of GLA opened:			
Consolidated Businesses	422,752	552,456	486,060
Unconsolidated Joint Ventures	374,119	414,890	313,575
Combined	796,871	967,346	799,635
Closing base rent per square foot:			
Consolidated Businesses	$ 72.60	$ 54.59	$ 51.09
Unconsolidated Joint Ventures	47.85	51.81	46.84
Combined	61.19	53.50	49.32
Square feet of GLA closed:			
Consolidated Businesses	409,088	594,680	521,690
Unconsolidated Joint Ventures	350,060	383,449	371,391
Combined	759,148	978,129	893,081
Releasing spread per square foot:			
Consolidated Businesses	$ 13.26	$ 14.76	$ 14.69
Unconsolidated Joint Ventures	9.95	7.86	16.35
Combined	11.49	11.70	15.44
Releasing spread per square foot growth:			
Consolidated Businesses	18.3%	27.0%	28.8%
Unconsolidated Joint Ventures	20.8%	15.2%	34.9%
Combined	18.8%	21.9%	31.3%

(1) Statistics exclude non-comparable centers. The December 31, 2015 statistics have been restated to include comparable centers to 2016. Comparable center statistics for 2014 exclude The Mall at University Town Center, Arizona Mills, and the centers sold to Starwood.

(2) Opening and closing statistics exclude spaces greater than or equal to 10,000 square feet

The spread between opening and closing rents may not be indicative of future periods, as this statistic is not computed on comparable tenant spaces, and can vary significantly from period to period depending on the total amount, location, and average size of tenant space opening and closing in the period.

Mall tenant ending occupancy and leased space rates are as follows:

	2016 [1]	2015 [1]	2014 [1]
Ending occupancy - all centers	93.9%	94.2%	94.1%
Ending occupancy - comparable centers	94.7	95.2	
Leased space - all centers	95.6	96.1	96.0
Leased space - comparable centers	96.1	96.9	

(1) Occupancy and leased space statistics include temporary in-line tenants (TILs) and anchor spaces at value and outlet centers (Dolphin Mall, Great Lakes Crossing Outlets, and Taubman Prestige Outlets Chesterfield).

See "Seasonality" for further information on occupancy and leased space statistics. Tenant bankruptcy filings as a percentage of the total number of tenant leases were 0.8% in 2016, compared to 1.0% in 2015, and 1.6% in 2014.

Seasonality

The regional shopping center industry is seasonal in nature, with mall tenant sales highest in the fourth quarter due to the Christmas season, and with lesser, though still significant, sales fluctuations associated with the Easter holiday and back-to-school period. While minimum rents and recoveries are generally not subject to seasonal factors, most leases are scheduled to expire in the first quarter, and the majority of new stores open in the second half of the year in anticipation of the Christmas selling season. Additionally, most percentage rents are recorded in the fourth quarter. Accordingly, revenues and occupancy levels are generally highest in the fourth quarter. Further, gains on sales of peripheral land and lease cancellation income may vary significantly from quarter to quarter.

		2016			
	Total	4th quarter	3rd quarter	2nd quarter	1st quarter
	(in thousands, except occupancy and leased space data)				
Mall tenant sales: [1]					
Comparable	$ 4,921,032	$ 1,568,221	$ 1,132,953	$ 1,123,375	$ 1,096,483
All Centers	5,773,614	1,958,432	1,319,794	1,293,120	1,202,268
Revenues and nonoperating income, net-					
Consolidated Businesses	$ 635,484	$ 180,403	$ 152,590	$ 161,566	$ 140,925
Ending occupancy:					
Comparable	94.7%	94.7%	95.0%	93.8%	93.2%
All Centers	93.9	93.9	93.6	92.5	92.5
Leased Space:					
Comparable	96.1%	96.1%	96.7%	96.2%	95.9%
All centers	95.6	95.6	95.9	95.6	95.1

(1) Based on reports of sales furnished by mall tenants.

Results of Operations

In addition to the results and trends in our operations discussed in the preceding sections, the following sections discuss certain transactions that affected operations in 2016, 2015, and 2014, or are expected to affect operations in the future.

Acquisition - Country Club Plaza

In March 2016, a joint venture we formed with The Macerich Company acquired Country Club Plaza, a mixed-use retail and office property in Kansas City, Missouri, from Highwood Properties for $660 million ($330 million at TRG's beneficial share) in cash, excluding transaction costs. We have a 50% ownership interest in the center, which is jointly managed by both companies. Our ownership interest in the center is accounted for as an Unconsolidated Joint Venture under the equity method. Also in March 2016, our joint venture completed a 10-year, $320 million ($160 million at TRG's beneficial share) non-recourse financing on Country Club Plaza. See "Liquidity and Capital Resources - Acquisition" for more information on this financing.

Dispositions

Sale of Centers to Starwood

In October 2014, we completed the disposition of seven centers to Starwood, recognizing a gain on the sale. As part of the sale, we defeased or prepaid loans including accrued interest totaling $623 million secured by Northlake Mall, The Mall at Wellington Green, MacArthur Center (MacArthur), and The Mall at Partridge Creek. During the year ended December 31, 2014, we incurred expenses related to a loss on the early extinguishment of debt, the discontinuation of hedge accounting on the swap previously designated to hedge the MacArthur note payable, a restructuring charge, and disposition costs related to the sale. As a result of the sale, we paid a special dividend of $4.75 per common share and a corresponding distribution to partnership unitholders on December 31, 2014 (see "Liquidity and Capital Resources - Dividends").

See "Note 2 - Acquisitions, Dispositions, Redevelopments, Developments, and Service Agreement - Dispositions - Sale of Centers to Starwood" to our consolidated financial statements for further information.

In 2014, we early adopted Accounting Standards Update (ASU) No. 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." The operations of the centers sold to Starwood are included in continuing operations for periods prior to the sale pursuant to the application of ASU No. 2014-08.

International Plaza

In January 2014, we sold a total of 49.9% of our interests in the entity that owns International Plaza, including certain governance rights. See "Note 2 - Acquisitions, Dispositions, Redevelopments, Developments, and Service Agreement - Dispositions - International Plaza" to our consolidated financial statements for further information on the sale, including the gain recorded on the transaction. The disposition decreased our ownership in the center to a noncontrolling 50.1% interest. We now account for our remaining interest in International Plaza under the equity method of accounting.

Arizona Mills/Oyster Bay

Also in January 2014, we completed the sale of our 50% interest in Arizona Mills, an Unconsolidated Joint Venture, and land in Syosset, New York related to the former Oyster Bay project, to Simon Property Group (SPG). See "Note 2 - Acquisitions, Dispositions, Redevelopments, Developments, and Service Agreement - Dispositions - Arizona Mills/Oyster Bay" to our consolidated financial statements for further information on the sale, including the gain recognized on the transaction.

U.S. Development

In August 2016, International Market Place opened in Waikiki, Honolulu, Hawaii. See "Liquidity and Capital Resources - Capital Spending - New Developments" for more information. The 0.3 million square foot center is anchored by Saks Fifth Avenue.

In March 2015, The Mall of San Juan opened in San Juan, Puerto Rico. The 0.6 million square foot center is anchored by the Caribbean's first Nordstrom and Saks Fifth Avenue. In April 2015, we acquired an additional 15% interest in The Mall of San Juan, bringing our ownership in the center to 95%. The additional interest was acquired at cost.

In October 2014, The Mall at University Town Center, which is owned by a 50% Unconsolidated Joint Venture, opened in Sarasota, Florida.

Florida.

Table of Contents

Impairment Charge

In 2015, we made a decision not to move forward with an enclosed regional mall that was intended to be part of the Miami Worldcenter mixed-use, urban development in Miami, Florida. As a result of this decision, an impairment charge of $11.8 million was recognized in the fourth quarter of 2015, which represents previously capitalized costs related to the pre-development of the enclosed mall plan. The impairment charge was recorded within Equity in Income of Unconsolidated Joint Ventures on the Consolidated Statement of Operations and Comprehensive Income.

Taubman Asia

Through a joint venture with Wangfujing Group Co., Ltd (Wangfujing), one of China's largest department store chains, we own an interest in a shopping center, CityOn.Xi'an, located at Xi'an Saigao City Plaza in Xi'an, China, which opened in April 2016. We also have a joint venture with Wangfujing to develop a shopping center, CityOn.Zhengzhou, in Zhengzhou, China, which is scheduled to open in March 2017. See "Liquidity and Capital Resources - Capital Spending - New Developments" for more information on these developments.

Through a joint venture with Shinsegae Group (Shinsegae), we have invested in a shopping center, Starfield Hanam, in Hanam, South Korea, which opened in September 2016. See "Liquidity and Capital Resources - Capital Spending - New Developments" for more information.

We are providing management and leasing services for the retail portion of Studio City, a cinematically-themed integrated entertainment, retail and gaming resort developed by Melco Crown Entertainment Limited in the Cotai region of Macau, China, which opened in the fourth quarter of 2015. In addition, we previously provided leasing and management services for IFC Mall in Yeouido, Seoul, South Korea, although these services were ended in the first quarter of 2017 in connection with a change in ownership of the mall.

The Shops at Crystals

In April 2016, our third party leasing agreement for Crystals was terminated in connection with a change in ownership of the center. As a result, we recognized management, leasing, and development services revenue for the lump sum payment of $21.7 million we received in May 2016 in connection with the termination.

Other Income

We have certain additional sources of income beyond our rental revenues, recoveries from tenants, and revenues from management, leasing, and development services, as summarized in the following table. Shopping center and other operational revenues include parking, sponsorship, and other income. Lease cancellation revenue is primarily dependent on the overall economy and performance of particular retailers in specific locations and can vary significantly from year-to-year. In 2016, our share of lease cancellation income of our consolidated and unconsolidated properties was $4.6 million, a decrease of $3.1 million from 2015. Our share of lease cancellation income of our consolidated and unconsolidated properties over the last five years ranged from 2012's $4.1 million to 2014's $10.9 million.

We have formed a joint venture with the Michael Mina restaurant group to own and operate four restaurants at our shopping centers, including two at International Market Place and two at Beverly Center. One of the four restaurants opened in 2016. Revenues from the food and beverage operations are included within Shopping center and other operational revenues in the table below.

The following table provides a summary of the significant components of our consolidated other income:

	2016	2015	2014
	(Operating Partnership's share in millions)		
Other income:			
Shopping center and other operational revenues	$ 22.0	$ 18.8	$ 22.3
Lease cancellation revenue	3.3	4.6	8.6
	$ 25.3	$ 23.4	$ 30.8

Nonoperating Income (Expense)

The following table provides a summary of the significant components of our consolidated nonoperating income (expense):

	2016	2015	2014
	(Operating Partnership's share in millions)		
Nonoperating income (expense):			
Early extinguishment of debt charge [1]			$ (36.0)
Disposition costs related to the Starwood sale [1]			(3.3)
Discontinuation of hedge accounting - MacArthur [1]			(7.4)
Gain on SPG common shares conversion [2]	$ 11.1		
Gain on sales of peripheral land	1.8		
Dividend income	3.8	$ 3.6	2.4
Interest income	5.7	2.0	1.4
Other nonoperating income (expense)	0.4	(0.3)	0.8
	$ 22.9	$ 5.3	$ (42.1)

(1) See "Note 2 - Acquisitions, Dispositions, Redevelopments, Developments, and Service Agreement - Dispositions - Sale of Centers to Starwood" to our consolidated financial statements for further information.
(2) Represents the gain recognized upon the conversion of a portion of our investment in partnership units in Simon Property Group Limited Partnership to common shares of SPG. See "Liquidity and Capital Resources - Simon Property Group Limited Partnership Units Investment" for further discussion of our investment.
(3) Amounts in this table may not add due to rounding.

Debt Transactions

A series of debt financings were completed in the three-year period ended December 31, 2016 as follows:

	Date	Initial Loan Balance/Facility Amount	Stated Interest Rate	Maturity Date [1]
		(in millions)		
The Mall at Millenia	December 2016	$50 [2]	3.75%	October 2024
The Mall at University Town Center	October 2016	280	3.40%	November 2026
Cherry Creek Shopping Center	May 2016	550	3.85%	June 2028
Waterside Shops	April 2016	165	3.86%	April 2026
TRG secondary revolving credit facility	April 2016	65	LIBOR + 1.40%	April 2017
Country Club Plaza	March 2016	320	3.85%	April 2026
CityOn.Zhengzhou	December 2015	120 [3]	[3]	December 2026
The Mall at Short Hills	September 2015	1,000	3.48%	October 2027
International Market Place	August 2015	331	LIBOR + 1.75% [4]	August 2018
Starfield Hanam	July 2015	431 [5]	[5]	November 2020
Starfield Hanam	July 2015	52	3 Mo LIBOR + 1.60% [6]	November 2020
U.S. Headquarters	March 2015	12	LIBOR + 1.40% [7]	March 2024
International Plaza	December 2014	175	LIBOR + 1.75% [8]	December 2021
TRG primary revolving credit facility [9]	November 2014	1,100	LIBOR + 1.25% [9]	February 2019 [9]
The Mall of San Juan	April 2014	320	LIBOR + 2.00% [10]	April 2017
TRG secondary revolving credit facility	March 2014	65	LIBOR + 1.40%	April 2016

(1) Excludes any options to extend the maturities (see the notes to our financial statements regarding extension options)

(2) Proceeds of $50 million were received in December 2016 An additional $50 million of proceeds were received in February 2017, bringing the total loan amount to $100 million

(3) The facility is denominated in Chinese Yuan Renminbi (RMB) and has a total availability of up to 834 million RMB The amount shown is the U S dollar equivalent using the December 31, 2016 exchange rate The facility bears interest at 130% of the RMB People's Bank of China base lending rate for a loan term greater than five years, which resets in January of each year

(4) The interest rate may decrease to LIBOR plus 1 60% upon achieving certain performance measures

(5) The facility is denominated in Korean Won (KRW) and has a total availability of up to 520 billion KRW The amount shown is the U S dollar (USD) equivalent using the December 31, 2016 exchange rate The facility bears interest at the Korea Development Bank Five-Year Bond Yield plus 1 06% and is fixed upon each draw A letter of credit totaling $53 2 million USD is outstanding on this facility as security for the Starfield Hanam USD loan

(6) The LIBOR rate plus spread have been swapped until two months prior to maturity to a fixed interest rate of 3 12%

(7) The loan has been swapped to an effective rate of 3 49% until maturity

(8) The loan has been swapped to an effective rate of 3 58% until maturity

(9) The facility includes an accordion feature that would increase the borrowing capacity to as much as $1 5 billion, if fully exercised, subject to obtaining additional lender commitments, customary closing conditions, and covenant compliance for the unencumbered asset pool As of December 31, 2016, we could not fully utilize the accordion feature unless additional assets were added to our unencumbered asset pool The loan bears interest at a range of LIBOR plus 1 15% to LIBOR plus 1 70% based on our total leverage ratio In February 2017, we amended this facility to extend the maturity to February 2021 Refer to "Liquidity and Capital Resources - Cash and Revolving Lines of Credit" for more information on this amendment

(10) The interest rate may decrease to LIBOR plus 1 75% upon achieving certain performance measures

In April 2016, we repaid the $81.5 million, 6.10% stated fixed rate loan on The Gardens on El Paseo, which was scheduled to mature in June 2016.

In October 2015, we paid off the $15.6 million, 4.42% fixed rate loan on El Paseo Village, which was scheduled to mature in December 2015.

In October 2014, as part of the sale of centers to Starwood, we prepaid or defeased our then outstanding loans on the centers sold (see "Sale of Centers to Starwood" above).

As a result of the sale of 49.9% of our interests in the entity that owns International Plaza in January 2014, we were relieved of $162 million of our beneficial interest in debt. In January 2014, we used funds from the sale of a total of 49.9% of our interests in the entity that owns International Plaza to pay down the $99.5 million loan on Stony Point Fashion Park.

In January 2014, we were relieved of our $84 million share of the $167 million mortgage loan outstanding on Arizona Mills at the time of the sale.

Interest Expense

Interest expense is impacted by the capitalization of interest on the costs of our U.S. and Asia development projects. We capitalize interest on our consolidated project costs and our equity contributions to Unconsolidated Joint Ventures under development using our average consolidated borrowing rate, which does not reflect the specific source of funds for the costs and is generally greater than our incremental borrowing rate. Any excess of the capitalization rate over our incremental borrowing rate positively impacts our results of operations during the construction phase of our development projects. This positive impact will affect our results until the overall level of construction spending decreases. As these projects open, interest capitalization generally ends and we begin recognizing interest expense. In 2016, we experienced an increase in interest expense as compared to 2015 primarily due to the opening of three ground-up development projects. Additionally, we continue to expect interest expense to increase in 2017 due to the previously mentioned openings in 2016, as well as the opening of an additional center in 2017. Beneficial interest in construction work in progress totaled $450.2 million as of December 31, 2016, which included $435.5 million of assets on which interest is being capitalized, as compared to beneficial interest in construction work in progress of $720.5 million as of December 31, 2015, which included $704.9 million of assets on which interest was being capitalized.

Share Repurchase Program

Our Board of Directors authorized a share repurchase program under which we may repurchase up to $450 million of our outstanding common stock. We plan to repurchase shares from time to time on the open market or in privately negotiated transactions or otherwise, depending on market prices and other conditions. No shares were repurchased in 2016. As of December 31, 2016, we cumulatively repurchased 4,247,867 shares of our common stock at an average price of $71.79 per share, for a total of $304.9 million under the authorization. As of December 31, 2016, $145.1 million remained available under the repurchase program. All shares repurchased have been cancelled. For each share of our stock repurchased, one of our Operating Partnership units was redeemed. Repurchases of common stock were financed with general corporate funds, including borrowings under our existing revolving lines of credit.

Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015

The following is a comparison of our results for the years ended December 31, 2016 and 2015, as disclosed in our Consolidated Statement of Operations and Comprehensive Income.

Total revenues for the year ended December 31, 2016 were $612.6 million, a $55.4 million or 9.9% increase from 2015. Minimum rents, expense recoveries, and other income all increased partially due to the opening of International Market Place in August 2016.

In addition to the opening of International Market Place, the following also impacted total revenues:

- the increase in minimum rents was further attributable to increases in average rent per square foot and occupancy, and the opening of The Mall of San Juan in March 2015;

- the increase in expense recoveries was also due to increases in fixed common area maintenance and property tax revenues, the opening of The Mall of San Juan in March 2015, and certain post-closing adjustments relating to the centers sold to Starwood in 2014;

- the increase in revenue from management, leasing, and development services was primarily due to revenue for the lump sum payment we received in May 2016 in connection with the termination of our third party leasing agreement for Crystals, partially offset by a decrease in leasing and management fees for Studio City, which opened in October 2015; and

- the increase in other income was further attributable to operational revenue from our restaurant partnership, certain post-closing adjustments relating to the centers sold to Starwood in 2014, and increases in sponsorship income, partially offset by a decrease in lease cancellation income.

Total expenses for the year ended December 31, 2016 were $514.8 million, a $90.5 million or 21.3% increase from 2015. Maintenance, taxes, utilities, and promotion expense, other operating expense, interest expense, and depreciation and amortization expense all increased partially due to the opening of The Mall of San Juan in March 2015 and International Market Place in August 2016.

In addition to the openings of The Mall of San Juan and International Market Place, the following also impacted total expenses:

- the increase in maintenance, taxes, utilities, and promotion expense was further attributable to increases in common area maintenance and property tax expenses;

- the increase in other operating expense was also due to operational expenses from our restaurant partnership, an increase in Asia expenses, and certain corporate level cost allocations no longer made to unconsolidated centers;

- the decrease in expenses from management, leasing, and development services was primarily due to the decrease in expenses related to Studio City, which opened in October 2015;

- the increase in general and administrative expense was primarily due to the reversal in 2015 of share-based compensation expense related to the announcement of a transition in executive management;

- costs incurred in 2016 associated with shareowner activism;

- the increase in interest expense was further attributable to the completion of interest capitalization on our equity in CityOn.Xi'an and Starfield Hanam, and interest expense related to Country Club Plaza, partially offset by the interest savings from the pay off of our loans on The Gardens on El Paseo and El Paseo Village; and

- the increase in depreciation and amortization expense was further attributable to changes in depreciable lives of tenant allowances in connection with early terminations and the completion of our redevelopment projects in 2015.

Nonoperating income (expense) increased due to the gain recognized upon the conversion of a portion of our investment in partnership units in Simon Property Group Limited Partnership to common shares of SPG in 2016, the gain on sales of peripheral land in 2016, and an increase in interest income in 2016.

Equity in Income of the Unconsolidated Joint Ventures increased by $13.5 million to $69.7 million from 2015. The increase was primarily attributable to an impairment charge recognized in the fourth quarter of 2015 for the write-off of previously capitalized costs related to the pre-development of Miami Worldcenter and the discontinuation of certain corporate level other operating cost allocations to our Unconsolidated Joint Ventures, partially offset by unfavorable operating results, which included depreciation expense, of recently acquired or opened centers.

Net Income

Net income was $188.2 million for the year ended December 31, 2016 compared to $192.6 million for the year ended December 31, 2015. After allocation of income to noncontrolling, preferred, and participating interests, the net income attributable to Taubman Centers, Inc. common shareowners for the year ended December 31, 2016 was $107.4 million compared to $109.0 million in 2015. Diluted earnings per common share was $1.77 for the year ended December 31, 2016 compared to $1.76 for the year ended December 31, 2015.

FFO and FFO per Common Share

Our FFO attributable to partnership unitholders and participating securities of TRG was $340.2 million for the year ended December 31, 2016 compared to $291.9 million for the year ended December 31,   . FFO per diluted common share was $3.91 for the year ended December 31, 2016 and $3.31 per diluted common share for the year ended December 31, 2015. Adjusted FFO attributable to partnership unitholders and participating securities of TRG for the year ended December 31, 2016, which excluded income related to the lump sum payment received for the termination of the leasing agreement at Crystals, costs incurred associated with shareowner activism, and the gain recognized upon the conversion of a portion of our investment in partnership units in Simon Property Group Limited Partnership to common shares of SPG, was $310.4 million. Adjusted FFO attributable to partnership unitholders and participating securities of TRG for the year ended December 31, 2015, which excluded an impairment charge recognized for the write-off of previously capitalized costs related to the pre-development of Miami Worldcenter and the reversal of certain executive share-based compensation expense, was $301.6 million. Adjusted FFO per diluted common share was $3.58 for the year ended December 31, 2016 and $3.42 for the year ended December 31, 2015. See "Non-GAAP Measures - Use of Non-GAAP Measures" for the definition of FFO and "Non-GAAP Measures - Reconciliation of Non-GAAP Measures" for the reconciliation of Net Income Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations.

Comparable and Non-Comparable Center Operations

In 2016, the consolidated non-comparable centers contributed total operating revenues of $96.4 million, and incurred operating expenses, excluding interest expense and depreciation and amortization, of $49.1 million. In 2015, the consolidated non-comparable centers contributed total operating revenues of $80.5 million, and incurred operating expenses, excluding interest expense and depreciation and amortization, of $39.7 million.

See "Non-GAAP Measures - Use of Non-GAAP Measures" for the definition and discussion of NOI and for the reconciliation of Net Income to NOI. For the year ended December 31, 2016, comparable center NOI excluding lease cancellation income was up 3.9% from 2015.

Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014

The following is a comparison of our results for the years ended December 31, 2015 and 2014 as disclosed in our Consolidated Statement of Operations and Comprehensive Income.

Total revenues for the year ended December 31, 2015 were $557.2 million, a $122.0 million or 18.0% decrease from 2014. Minimum rents, percentage rents, expense recoveries, and other income all decreased primarily due to the October 2014 Starwood sale and the reclassification of International Plaza into an Unconsolidated Joint Venture.

In addition to the transactions noted in the paragraph above, the following also impacted total revenues:

- the decrease in minimum rents was partially offset by an increase in average rent per square foot and occupancy as well as the opening of The Mall of San Juan in March 2015;

- the decrease in expense recoveries was partially offset by the opening of The Mall of San Juan; and

- the decrease in other income was further attributable to a decrease in lease cancellation income, partially offset by the opening of The Mall of San Juan.

Total expenses for the year ended December 31, 2015 were $424.3 million, a $100.2 million or 19.1% decrease from 2014. Maintenance, taxes, utilities, and promotion expense, other operating expense, interest expense, and depreciation and amortization expense all decreased primarily due to the Starwood sale and the reclassification of International Plaza into an Unconsolidated Joint Venture, partially offset by the opening of The Mall of San Juan.

In addition to the transactions noted in the paragraph above, the following also impacted total expenses:

- the decrease in other operating expense was partially offset by a charge in the fourth quarter of 2015 for a center legal matter;

- the decrease in general and administrative expense was primarily due to the reversal of share-based compensation expense related to the announcement in 2015 of a transition in executive management;

- the restructuring charge incurred in 2014 was related to a reduction in our workforce as a result of the sale of centers to Starwood; and

- the decrease in interest expense was partially offset by our refinancing of The Mall at Short Hills with an increased loan balance and reduced interest capitalization on our development projects.

Nonoperating income (expense) in 2014 primarily consisted of expenses due to the early extinguishment of debt related to the Starwood sale, discontinuation of hedge accounting on the interest rate swap previously designated to hedge the MacArthur note payable, and disposition costs incurred related to the Starwood sale. In addition, nonoperating income (expense) in both periods included interest and dividend income.

Equity in Income of the Unconsolidated Joint Ventures decreased by $5.8 million to $56.2 million from 2014. The decrease was primarily attributable to an impairment charge recognized in the fourth quarter of 2015 for the write-off of previously capitalized costs related to the pre-development of Miami Worldcenter, partially offset by the opening of The Mall at University Town Center in October 2014.

In 2014, we recognized a $629.7 million gain on the disposition of the sale centers to Starwood. Also in 2014, we recognized a $476.9 million gain, net of tax, on the dispositions of a total of 49.9% of our interest in the entity that owns International Plaza as well as our investments in Arizona Mills and the Oyster Bay land. During 2015, an adjustment to the tax on the gain on the disposition of interests in International Plaza was recognized, reducing the amount of the tax by $0.4 million.

47

Net Income

Net income was $192.6 million for the year ended December 31, 2015 compared to $1.3 billion for the year ended December 31, 2014. After allocation of income to noncontrolling, preferred, and participating interests, the net income attributable to Taubman Centers, Inc. common shareowners for the year ended December 31, 2015 was $109.0 million compared to $863.9 million in 2014. Diluted earnings per common share was $1.76 for the year ended December 31, 2015 compared to $13.47 for the year ended December 31, 2014.

FFO and FFO per Common Share

Our FFO attributable to partnership unitholders and participating securities of TRG was $291.9 million for the year ended December 31, 2015 compared to $280.5 million for the year ended December 31, 2014. FFO per diluted common share was $3.31 for the year ended December 31, 2015 and $3.11 per diluted common share for the year ended December 31, 2014. Adjusted FFO attributable to partnership unitholders and participating securities of TRG for the year ended December 31, 2015, which excluded an impairment charge recognized for the write-off of previously capitalized costs related to the pre-development of Miami Worldcenter and the reversal of certain executive share-based compensation expense, was $301.6 million. Adjusted FFO attributable to partnership unitholders and participating securities of TRG for the year ended December 31, 2014, which excluded charges related to the Starwood sale, including a loss on the early extinguishment of debt, the discontinuation of hedge accounting on the MacArthur interest rate swap, a restructuring charge, and disposition costs, was $330.8 million. Adjusted FFO per diluted common share was $3.42 for the year ended December 31, 2015 and $3.67 for the year ended December 31, 2014. See "Non-GAAP Measures - Use of Non-GAAP Measures" for the definition of FFO and "Non-GAAP Measures - Reconciliation of Non-GAAP Measures" for the reconciliation of Net Income Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations.

Comparable and Non-Comparable Center Operations

In 2015, the consolidated non-comparable centers contributed total operating revenues of $12.1 million, and incurred operating expenses, excluding interest expense and depreciation and amortization, of $11.1 million. In 2014, the consolidated non-comparable centers contributed total operating revenues of $133.1 million, and incurred operating expenses, excluding interest expense and depreciation and amortization, of $64.1 million.

See "Non-GAAP Measures - Use of Non-GAAP Measures" for the definition and discussion of NOI and for the reconciliation of Net Income to NOI. For the year ended December 31, 2015, comparable center NOI excluding lease cancellation income was up 3.1% from 2014.

Liquidity and Capital Resources

General

Our internally generated funds and distributions from operating centers and other investing activities, augmented by use of our existing revolving lines of credit, provide resources to maintain our current operations and assets, pay dividends, and fund a portion of our major capital investments. We pursue an overall strategy of creating value and recycling capital using long-term fixed rate financing on the centers upon stabilization, using any excess proceeds to reinvest in our business. Generally, our need to access the capital markets is limited to refinancing debt obligations at or near maturity and, in certain cases, funding major capital investments. From time to time, we also may access the equity markets or sell interests in operating properties to raise additional funds or refinance existing obligations on a strategic basis, including using any excess proceeds therefrom.

Property Encumbrances

We are primarily financed with property-specific secured debt and currently have six unencumbered center properties. As of December 31, 2016, the entities that own Beverly Center, Dolphin Mall, and Twelve Oaks Mall were guarantors under our unsecured primary revolving credit facility and $475 million unsecured term loan and were unencumbered assets under such facility and term loan. Under the related debt agreements, we are required to have a minimum of three eligible unencumbered assets with a minimum unencumbered asset value. Therefore, while any of the assets may be removed from the unencumbered asset pool and encumbered upon notice to lender, provided that there is no default and the required covenant calculations are met on a pro forma basis, a replacement eligible unencumbered asset would need to be added to the unencumbered asset pool. Besides the three centers previously noted, as of December 31, 2016, The Gardens on El Paseo, Taubman Prestige Outlets Chesterfield, and Stamford Town Center, a 50% owned Unconsolidated Joint Venture property, were unencumbered.

Cash and Revolving Lines of Credit

As of December 31, 2016, we had a consolidated cash balance of $40.6 million. We also have an unsecured revolving line of credit of $1.1 billion and a secured revolving line of credit of $65 million. The availability under these facilities as of December 31, 2016, after considering the outstanding balances and the outstanding letters of credit, was $924.0 million. As of December 31, 2016, seventeen banks participated in our $1.1 billion revolving line of credit and the failure of one bank to fund a draw on our line does not negate the obligation of the other banks to fund their pro-rata shares. The facility bears interest at a range based on our total leverage ratio. As of December 31, 2016, the leverage ratio resulted in a rate of LIBOR plus 1.30% with a 0.25% facility fee. In February 2017, we amended our primary revolving line of credit extending the maturity to February 2021, with two six-month extension options. The facility fee now ranges from 0.20% to 0.25%. Additionally, in February 2017, the entity that owns The Gardens on El Paseo was added as a guarantor under the $1.1 billion revolving line of credit. The amended line includes an increase in the accordion feature, which in combination with our $300 million unsecured term loan that was entered into in February 2017 (see "Liquidity and Capital Resources - Term Loans") would increase our borrowing capacity to as much as $2.0 billion in aggregate between the two facilities if fully exercised, subject to obtaining additional lender commitments, customary closing conditions, and covenant compliance for the unencumbered asset pool.

Construction Financings

In addition to the revolving lines of credit described above, we often use construction financing where available and place non-recourse permanent financing on new assets upon their stabilization. We have construction facilities outstanding for several centers recently opened or under construction, as described in the following paragraphs.

We have a $320 million construction facility for The Mall of San Juan, a consolidated joint venture. As of December 31, 2016, $17.6 million was available under the construction facility. The facility, which matures in April 2017 and has two, one-year extension options, is interest-only for the entire term and bears interest at LIBOR plus 2.00%, which may decrease to LIBOR plus 1.75% upon achieving certain performance measures. No draws on the facility are permitted after the first extension maturity date. See "Liquidity and Capital Resources - Upcoming Maturities" for more information.

We have a $330.9 million construction facility for International Market Place, a consolidated joint venture. As of December 31, 2016, $73.8 million was available under the construction facility. The facility, which matures in August 2018, has two, one-year extension options, and bears interest at LIBOR plus 1.75%, which may be reduced to LIBOR plus 1.60% upon the achievement of certain performance measures. The loan is interest-only during the initial three-year term and no draws on the loan are permitted after the original maturity date. During the extension period, debt service payments also include principal payments based on an assumed interest rate of 6.0% and a 30-year amortization.

Our joint venture has a non-recourse construction facility for Starfield Hanam. We have an effective 34.3% interest in the Unconsolidated Joint Venture. The financing consists of a five-year, 520 billion KRW denominated construction facility ($430.7 million U.S. dollars using the December 31, 2016 exchange rate) and a five-year U.S. dollar financing of $52.1 million. The U.S. dollar denominated portion of the financing is secured by a $53.2 million standby letter of credit, which was drawn from the KRW denominated portion of the construction facility, thereby reducing the availability under the KRW denominated construction facility to $377.5 million U.S. dollars as of December 31, 2016, excluding the amount drawn on the facility. The KRW denominated portion of the financing bears interest at the Korea Development Bank Five-Year Bond Yield plus 1.06% and is fixed upon each draw. The weighted average interest rate of the amount drawn at December 31, 2016 is 2.58%. The U.S. dollar denominated floating rate facility bears interest at three-month LIBOR plus 1.60%. A cross-currency interest rate swap was executed to fix the interest rate on the U.S. dollar portion of the financing and swap the U.S. dollar denomination from U.S. dollars to KRW. As a result of the swap, the effective interest rate of the U.S. dollar portion of the financing is fixed at 3.12%. As of December 31, 2016, the U.S. dollar denominated portion of the financing was fully drawn, while $258.4 million U.S. dollars (using the December 31, 2016 exchange rate) were drawn on the KRW denominated portion of the facility, bringing the total remaining availability of the facility to $119.1 million U.S. dollars.

Our joint venture that owns CityOn.Zhengzhou has a construction facility on which we can borrow up to 834 million Chinese Yuan December 31, 2016 exchange rate). We have an effective 49% interest in the Unconsolidated Joint Venture. The 11-year financing bears interest at 130% of the RMB People's Bank of China base lending rate for a loan term greater than five years, which resets in January of each year. The interest rate on the debt outstanding at December 31, 2016 was 6.37%. As of December 31, 2016, $49.5 million U.S. dollars were available under the construction facility using the December 31, 2016 exchange rate.

As a foreign investor, we are subject to various government approval processes and other hurdles in funding the construction of our Chinese projects. These hurdles have required our Xi'an and Zhengzhou ventures to obtain short-term financing, in the form of loans from our joint venture partner or fully cash collateralized bank loans, to meet certain construction funding commitments in local currency. As of December 31, 2016, our share of such loans was approximately $140 million. These loans have fixed interest rates that range from 4.5% to 8.0%. These loans are collateralized with restricted deposits on our Consolidated Balance Sheet. See "Note 7 - Deferred Charges and Other Assets" to our consolidated financial statements for current year funding of these restricted deposits.

Refer to "Note 8 - Notes Payable, Net" to our consolidated financial statements for further details of our construction financings and related guarantees.

Term Loans

Our $475 million unsecured term loan matures in February 2019. The loan includes an accordion feature that increases the borrowing capacity to as much as $600 million if fully exercised, subject to obtaining additional lender commitments, customary closing conditions, and covenant compliance for the unencumbered asset pool. As of December 31, 2016, we could not fully utilize the accordion feature unless additional assets were added to our unencumbered asset pool. As of December 31, 2016, the loan leverage ratio resulted in an interest rate of LIBOR plus 1.45%. The LIBOR rate is swapped until maturity to a fixed interest rate of 1.65%, which results in an effective interest rate in the range of 3.00% to 3.55%. In February 2017, the entity that owns The Gardens on El Paseo was added as a guarantor under the $475 million unsecured term loan.

In February 2017, we completed a $300 million unsecured term loan that matures in February 2022. The unsecured term loan bears interest at a range of LIBOR plus 1.25% to 1.90% based on our total leverage ratio. We currently intend to swap the $300 million unsecured term loan to a fixed interest rate later in 2017. Additionally, the entities that own Beverly Center, Dolphin Mall, The Gardens on El Paseo, and Twelve Oaks Mall are guarantors under this $300 million unsecured term loan. The loan includes an accordion feature which in combination with our $1.1 billion unsecured revolving line of credit (see "Liquidity and Capital Resources - Cash and Revolving Lines of Credit") would increase our borrowing capacity to as much as $2.0 billion in aggregate between the two facilities if fully exercised, subject to obtaining additional lender commitments, customary closing conditions, and covenant compliance for the unencumbered asset pool.

50

Upcoming Maturities

The construction facility for The Mall of San Juan matures in April 2017. As of December 31, 2016, the outstanding balance of the construction facility was $302.4 million. We are currently evaluating options related to refinancing or paying off this construction facility.

The $65.0 million secured secondary revolving credit facility matures in April 2017. We expect to extend this facility for one-year on the maturity date.

Acquisition

In March 2016, a joint venture we formed with The Macerich Company acquired Country Club Plaza, a mixed-use retail and office property in Kansas City, Missouri, from Highwood Properties for $660 million ($330 million at TRG's beneficial share) in cash, excluding transaction costs. Also in March 2016, our joint venture completed a 10-year, $320 million ($160 million at TRG's beneficial share) non-recourse financing on Country Club Plaza. The payments on the loan, which bears interest at an all-in fixed interest rate of 3.88%, are interest only until May 2019, and then amortizes principal based on 30 years.

Dispositions

In October 2014, we disposed of seven centers to Starwood (see "Results of Operations - Dispositions - Sale of Centers to Starwood"). As a result of the Starwood sale, we used the excess proceeds from the sale to pay down borrowings on our primary revolving line of credit and pay a special dividend of $4.75 per common share and a corresponding distribution to partnership unitholders (see "Dividends").

Share Repurchase Program

Our Board of Directors authorized a share repurchase program under which we may repurchase up to $450 million of our outstanding common stock. We plan to repurchase shares from time to time on the open market or in privately negotiated transactions or otherwise, depending on market prices and other conditions. Repurchases of common stock were financed with general corporate funds, including borrowings under our existing revolving lines of credit. As of December 31, 2016, $145.1 million remained available under the repurchase program. See "Results of Operations - Share Repurchase Program" for more information on our share repurchase program.

Simon Property Group Limited Partnership Units Investment

In December 2016, we converted a portion of our investment of Simon Property Group Limited Partnership units to SPG common shares. We converted 250,000 of our 590,124 total units, which were received in January 2014 as a portion of the consideration of the sale of our 50% interest in Arizona Mills and land in Syosset, New York related to the former Oyster Bay project. We have no immediate plans to sell the SPG common shares, but we never intended to hold the investment long-term and intend to sell them at some point in the future.

Summaries of 2016 Capital, Debt, and Equity Activities and Transactions

See "Results of Operations - Debt Transactions" for a summary of debt financings in 2016. Also see our Consolidated Statement of Cash Flows for additional capital, debt, and equity transactions.

Operating Activities

Our net cash provided by operating activities was $305.0 million in 2016, compared to $307.7 million in 2015, and $363.7 million in 2014. See "Results of Operations" for descriptions of 2016, 2015, and 2014 transactions affecting operating cash flow.

Investing Activities

Net cash used in investing activities was $722.5 million in 2016 compared to $505.1 million in 2015, and $1.3 billion provided by investing activities in 2014. Additions to properties in 2016, 2015, and 2014 related primarily to the costs of new centers under development as well as capital and tenant improvements at existing centers. In 2014, additions also included the acquisition of our headquarters building. A tabular presentation of 2016 and 2015 capital spending is shown in "Capital Spending." Net cash proceeds from the sales of peripheral land were $11.3 million in 2016. Cash placed in escrow to fund certain construction projects was $69.7 million in 2016 and $70.6 million in 2014, whereas $28.9 million of escrowed cash was used in 2015 to fund a redevelopment project. Proceeds from the Starwood, International Plaza, Arizona Mills, and Oyster Bay dispositions, net of transaction costs, were $1.8 billion in 2014.

Contributions to Unconsolidated Joint Ventures in 2016, 2015, and 2014 of $80.0 million, $97.3 million, and $46.0 million respectively, primarily related to the funding of Taubman Asia project costs. Additionally, in 2016, we contributed $314.2 million to an Unconsolidated Joint Venture in connection with the acquisition of Country Club Plaza. Distributions in excess of income from Unconsolidated Joint Ventures were $234.9 million in 2016, which is primarily attributable to the proceeds from the financings for Country Club Plaza, The Mall at Millenia, and The Mall at University Town Center. In 2015 and 2014, distributions in excess of income from Unconsolidated Joint Ventures were $5.8 million and $68.4 million, respectively.

Financing Activities

Net cash provided by financing activities was $251.5 million in 2016 compared to $127.6 million in 2015, and $1.4 billion used in financing activities in 2014 (with significant uses of cash in 2014 related to the Starwood transaction, as further described in the following paragraphs). Proceeds from the issuance of debt, net of payments and issuance costs in 2016 and 2015 were $624.5 million and $607.1 million, respectively. In 2014, $658.1 million was paid to extinguish debt in connection with the Starwood transaction. Other payments of debt and issuance costs, net of proceeds from the issuance of debt were $109.3 million in 2014.

In 2015, $252.6 million, was paid to repurchase common stock. No common stock was repurchased in 2016 and an immaterial amount of common stock was repurchased in 2014. In 2016 and 2015, $1.8 million and $4.5 million were received in connection with incentive plans, respectively, compared to $0.9 million paid in 2014.

Total dividends and distributions paid were $376.9 million, $231.4 million, and $674.8 million in 2016, 2015, and 2014, respectively. In 2016, total dividends and distributions paid included a $135.0 million distribution related to the excess proceeds from the refinancing of Cherry Creek Shopping Center to our joint venture partner. Distributions in 2016 also included $7.2 million in connection with the acquisition of half of the former Taubman Asia President's ownership interest in Taubman Asia. Included in 2014 dividends and distributions was a special dividend of $4.75 per common share and a corresponding distribution to partnership unitholders (see "Dividends" below). Contributions from noncontrolling interests were $2.0 million in 2016 and $22.3 million in 2014. No contributions from noncontrolling interests were made in 2015. The $2.0 million contribution in 2016 was made to Taubman Asia by the former President of Taubman Asia. Refer to "Note 9 - Noncontrolling Interests" in the consolidated financial statements for further discussion of this contribution. Contributions from noncontrolling interests in 2014 of $22.3 million were used for funding an escrow required for a redevelopment project at Cherry Creek Shopping Center.

Beneficial Interest in Debt

At December 31, 2016, the Operating Partnership's debt and its beneficial interest in the debt of its Consolidated Businesses and Unconsolidated Joint Ventures totaled $4,375.0 million, with an average interest rate of 3.43% excluding amortization of debt issuance costs and interest rate hedging costs, if any. These costs are reported as interest expense in the results of operations. Interest expense includes non-cash amortization of premiums relating to acquisitions, if any. As of December 31, 2016, there are no unamortized premiums and no interest rate hedging costs being amortized. Beneficial interest in debt includes debt used to fund development and expansion costs. Beneficial interest in construction work in progress totaled $450.2 million as of December 31, 2016, which includes $435.5 million of assets on which interest is being capitalized. The following table presents information about our beneficial interest in debt as of December 31, 2016:

	Amount	Interest Rate Including Spread
	(in millions)	
Fixed rate debt	$ 2,724.9	3.79% [1]
Floating rate debt swapped to fixed rate:		
Swap maturing in April 2018	132.5	4.10%
Swap maturing in February 2019	475.0	3.10%
Swap maturing in September 2020	17.9	3.12%
Swap maturing in December 2021	84.7	3.58%
Swap maturing in March 2024	12.0	3.49%
	$ 722.1	3.34% [1]
Floating month to month	946.8	2.49% [1]
Total floating rate debt	$ 1,668.9	2.86% [1]
Total beneficial interest in debt	$ 4,393.8	3.43% [1]
Total deferred financing costs, net	$ (18.8)	
Net beneficial interest in debt	$ 4,375.0	
Amortization of deferred financing costs [2]		0.24%
Average all-in rate		3.68%

(1) Represents weighted average interest rate before amortization of deferred financing costs.
(2) Deferred financing costs include debt issuance costs including amortization of deferred financing costs from revolving lines of credit and other fees not listed above.
(3) Amounts in table may not add due to rounding.

Sensitivity Analysis

We have exposure to interest rate risk on our debt obligations and interest rate instruments. We use derivative instruments primarily to manage exposure to interest rate risks inherent in variable rate debt and refinancings. We routinely use cap, swap, and treasury lock agreements to meet these objectives. Based on the Operating Partnership's beneficial interest in floating rate debt in effect at December 31, 2016, a one percent increase in interest rates on this floating rate debt would decrease cash flows by $9.5 million, and due to the effect of capitalized interest, decrease annual earnings by $7.9 million. A one percent decrease in interest rates (or to zero percent for LIBOR rates that are below one percent) would increase cash flows by $6.3 million, and due to the effect of capitalized interest, increase annual earnings by $5.3 million. Based on our consolidated debt and interest rates in effect at December 31, 2016, a one percent increase in interest rates would decrease the fair value of debt by $140.2 million, while a one percent decrease in interest rates would increase the fair value of debt by $154.9 million.

Table of Contents

Contractual Obligations

In conducting our business, we enter into various contractual obligations, including those for debt, operating leases for land and office space, purchase obligations (primarily for construction), and other long-term commitments. Detail of these obligations as of December 31, 2016 for our consolidated businesses, including expected settlement periods, is contained below:

	Payments due by period				
	Total	Less than 1 year (2017)	1-3 years (2018-2019)	3-5 years (2020-2021)	More than 5 years (2022+)
			(in millions)		
Debt (1)	$ 3,269.7	$ 333.4	$ 1,105.4	$ 14.4	$ 1,816.5
Interest payments (1)	754.7	101.3	166.4	133.1	353.9
Operating leases	821.5	15.8	28.7	25.8	751.2
Purchase obligations:					
Planned capital spending (2)	379.6	379.6			
Other purchase obligations (3)	2.4	1.8	0.6		
Other long-term liabilities and commitments (4)	48.4	3.1	10.6	12.7	22.0
Total	$ 5,276.3	$ 835.0	$ 1,311.8	$ 186.0	$ 2,943.5

(1) The settlement periods for debt do not consider extension options. Amounts relating to interest on floating rate debt are calculated based on the debt balances and interest rates as of December 31, 2016. Debt excludes $14.2 million of deferred financing costs.

(2) This disclosure includes planned capital spending related to our consolidated businesses only. We have investments in Unconsolidated Joint Ventures through which construction activities will be occurring. Refer to "Capital Spending - New Developments" for discussion of those projects.

(3) Excludes purchase agreements with cancellation provisions of 90 days or less.

(4) Other long-term liabilities consist of various accrued liabilities, most significantly assessment bond obligations and long-term incentive compensation, as well as energy contracts at certain centers.

(5) Amounts in this table may not add due to rounding.

Loan Commitments and Guarantees

Certain loan agreements contain various restrictive covenants, including the following corporate covenants on our unsecured

International Market Place: a minimum net worth requirement, a maximum total leverage ratio, a maximum secured leverage ratio, a minimum fixed charge coverage ratio, a maximum recourse secured debt ratio, and a maximum payout ratio. In addition, our primary revolving line of credit and $475 million term loan have unencumbered pool covenants, which apply to Beverly Center, Dolphin Mall, and Twelve Oaks Mall on a combined basis as of December 31, 2016. These covenants include a minimum number and minimum value of eligible unencumbered assets, a maximum unencumbered leverage ratio, a minimum unencumbered interest coverage ratio and a minimum unencumbered asset occupancy ratio. As of December 31, 2016, the corporate total leverage ratio was the most restrictive covenant. We were in compliance with all of our loan covenants and obligations as of December 31, 2016. The maximum payout ratio covenant limits the payment of distributions generally to 95% of funds from operations, as defined in the loan agreements, except as required to maintain our tax status, pay preferred distributions, and for distributions related to the sale of certain assets. See "Note 8 - Notes Payable, Net - Debt Covenants and Guarantees" and "Note 22 - Subsequent Events" to our consolidated financial statements for more details on loan guarantees.

Cash Tender Agreement

The A. Alfred Taubman Restated Revocable Trust, Taubman Ventures Group LLC, and other specified entities have the right to tender partnership units in the Operating Partnership and cause us to purchase the tendered interests at a purchase price based on a market valuation of TCO on the trading date immediately preceding the date of the tender. See "Note 15 – Commitments and Contingencies – Cash Tender" to our consolidated financial statements for more details.

Capital Spending

Acquisition

In March 2016, a joint venture we formed with The Macerich Company acquired Country Club Plaza, a mixed-use retail and office property in Kansas City, Missouri, from Highwood Properties for $660 million ($330 million at TRG's beneficial share) in cash, excluding transaction costs. See "Results of Operations - Acquisition - Country Club Plaza" for additional information regarding the acquisition.

New Developments

International Market Place, a 0.3 million square foot shopping center, in Waikiki, Honolulu, Hawaii, opened in August 2016. The shopping center is anchored by the only full-line Saks Fifth Avenue in Hawaii. Capital spending at the shopping center has continued subsequent to opening as construction continues on tenant spaces. We have a 93.5% interest in the shopping center and are funding all construction costs. This shopping center is subject to a participating ground lease.

Our joint venture with Wangfujing owns and manages a shopping center, CityOn.Xi'an, located at Xi'an Saigao City Plaza, a large-scale mixed-use development in Xi'an, China. The center opened in April 2016 and is part of a 5.9 million square foot mixed-use project. We invested in the retail portion only, which is about 1.0 million square feet with over half of that in mall specialty stores. In April 2016, the joint venture effectively acquired the 40% noncontrolling interest for approximately $150 million, increasing the partnership interest in the project to 100%. Our share of the purchase price for the additional interest was approximately $75 million. As a result of the acquisition, our effective ownership in the center is 50%.

Our second joint venture with Wangfujing owns and will manage a shopping center to be located in Zhengzhou, China. Currently under construction, the approximately 1.0 million square foot shopping mall, CityOn.Zhengzhou, is scheduled to open in March 2017. In July 2016, we acquired an additional 17% interest in the project. As a result of the acquisition, our effective ownership in the center is 49%. We expect our additional investment to be approximately $60 million, including the purchase price of the 17% interest as well as future funding of construction at our increased ownership percentage. As of December 31, 2016, our share of total project costs was $156.0 million, which was decreased by $10.1 million for the change in exchange rates. Our total anticipated investment, including capitalized interest, will be approximately $175 million for a 49% equity interest. We are expecting a 6% to 6.5% unlevered return at stabilization. Remaining spending on the project may be funded using the remaining availability under the joint venture's construction facility (see "Liquidity and Capital Resources - Construction Financings" above) or through additional capital contributions.

Our joint venture with Shinsegae owns and manages an approximately 1.7 million square foot shopping center, Starfield Hanam, in Hanam, South Korea. The center opened in September 2016. We have partnered with a major institution in Asia for a 49% ownership interest in Starfield Hanam. The institutional partner owns 14.7% of the project, bringing our effective ownership to 34.3%.

Estimates of total project costs through completion in Asia exclude fluctuations in foreign currency exchange rates.

Internally generated funds and excess proceeds from refinancings of maturing debt obligations, as well as borrowings under our revolving lines of credit would be sufficient to finance the anticipated remaining costs of these projects, but we also expect additional proceeds from our construction loan financings (see "Liquidity and Capital Resources - Construction Financings" above) and have the option to sell SPG common shares (see "Liquidity and Capital Resources - Simon Property Group Limited Partnership Units Investment" above).

2016 and 2015 Capital Spending

Capital spending for routine maintenance of the shopping centers is generally recovered from tenants. Capital spending during 2016 is summarized in the following table:

| | 2016 [1] | | | |
	Consolidated Businesses	Beneficial Interest in Consolidated Businesses	Unconsolidated Joint Ventures	Beneficial Interest in Unconsolidated Joint Ventures
	(in millions)			
New development projects - U.S. [2]	$ 282.4	$ 266.4		
New development projects - Asia [3][4]			$ 449.4	$ 233.0
Existing centers:				
Projects with incremental GLA or anchor replacement [5]	84.2	83.4		
Projects with no incremental GLA and other [6]	110.4	105.4	3.7	1.9
Mall tenant allowances	15.0	14.1	9.6	4.8
Asset replacement costs recoverable from tenants	12.4	11.9	12.5	6.9
Corporate office improvements, technology, equipment, and other	3.7	3.7		
Total	$ 508.0	$ 484.8	$ 475.2	$ 246.6

(1) Costs are net of intercompany profits and are computed on an accrual basis.
(2) Includes costs related to The Mall of San Juan and International Market Place.
(3) Includes costs related to CityOn.Xi'an, CityOn Zhengzhou, and Starfield Hanam. Asia spending for CityOn.Zhengzhou, which is under construction, is included at our beneficial interest in both the Unconsolidated Joint Ventures and Beneficial Interest in Unconsolidated Joint Ventures columns.
(4) Asia balances exclude $10.3 million (at TRG's share) in net decreases of total project costs due to changes in exchange rates during the period
(5) Includes costs related to The Mall at Green Hills redevelopment and purchase of the Saks Fifth Avenue building at The Mall at Short Hills
(6) Includes costs related to the Beverly Center renovation.
(7) Amounts in this table may not add due to rounding.

The following table presents a reconciliation of the Consolidated Businesses' capital spending shown above (on an accrual basis) to additions to properties (on a cash basis) as presented in our Consolidated Statement of Cash Flows for the year ended December 31, 2016:

	(in millions)
Consolidated Businesses' capital spending	$ 508.0
Other differences between cash and accrual basis	(3.1)
Additions to properties	$ 504.9

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Capital spending during 2015 is summarized in the following table:

	Consolidated Businesses	Beneficial Interest in Consolidated Businesses	Unconsolidated Joint Ventures	Beneficial Interest in Unconsolidated Joint Ventures
	2015 [1]			
	(in millions)			
New development projects - U.S. [2]	$ 320.0	$ 302.0	$ 9.8	$ 7.5
New development projects - Asia [3] [4]			156.1	156.1
Existing centers:				
Projects with incremental GLA or anchor replacement	65.1	50.0	29.3	14.7
Projects with no incremental GLA and other	52.3	51.8	3.7	2.0
Mall tenant allowances	10.2	9.6	11.5	6.0
Asset replacement costs recoverable from tenants	17.3	15.8	6.5	3.3
Corporate office improvements, technology, equipment, and other	3.1	3.1		
Total	$ 467.9	$ 432.4	$ 216.9	$ 189.7

(1) Costs are net of intercompany profits and are computed on an accrual basis.
(2) Includes costs related to The Mall of San Juan, International Market Place, and The Mall at University Town Center.
(3) Includes costs related to CityOn.Xi'an, CityOn.Zhengzhou, and Starfield Hanam. Asia spending is included at our beneficial interest in both the Unconsolidated Joint Ventures and Beneficial Interest in Unconsolidated Joint Ventures columns.
(4) Asia balances exclude $17.8 million (at TRG's share) in net reductions of total project costs due to changes in exchange rates during the period.
(5) Amounts in this table may not add due to rounding.

Our share of mall tenant allowances per square foot leased, committed under contracts during the year, excluding new developments and expansion space, was $19.41 in 2016 and $16.93 in 2015. In the past five years, average tenant allowances per square foot have ranged from a low of $10.74 in 2014 and a high of $19.41 in 2016. Average tenant allowances per square foot can vary significantly from year to year due to the type, size, and location of tenants signed. Our share of capitalized leasing and tenant coordination costs excluding new developments was $11.5 million in 2016 and $6.7 million in 2015, or $11.88 and $6.85, in 2016 and 2015, respectively, per square foot leased.

Planned Capital Spending

The following table summarizes planned capital spending for 2017:

| | 2017 [1] | | | |
	Consolidated Businesses	Beneficial Interest in Consolidated Businesses	Unconsolidated Joint Ventures	Beneficial Interest in Unconsolidated Joint Ventures
	(in millions)			
New development projects - U.S. [2]	$ 24.9	$ 23.9		
New development projects - Asia [3] [4]			$ 53.0	$ 33.0
Existing centers:				
Projects with incremental GLA or anchor replacement [5]	45.9	45.8		
Projects with no incremental GLA and other [6]	260.8	259.8	7.4	3.9
Mall tenant allowances	19.7	18.5	14.8	7.7
Asset replacement costs recoverable from tenants	13.0	12.5	15.7	8.5
Corporate office improvements, technology, equipment, and other	15.2	15.2		
Total	$ 379.6	$ 375.8	$ 90.9	$ 53.1

(1) Costs are net of intercompany profits and are computed on an accrual basis.
(2) Includes costs related to International Market Place.
(3) Includes costs related to Asia centers. Asia spending for CityOn Zhengzhou, which is under construction, is included at our beneficial interest in both the Unconsolidated Joint Ventures and Beneficial Interest in Unconsolidated Joint Ventures columns.
(4) Asia costs exclude currency translation adjustments.
(5) Includes costs related to The Mall at Green Hills redevelopment.
(6) Includes costs related to the Beverly Center renovation.
(7) Amounts in this table may not add due to rounding.

Redevelopments

We are working on a comprehensive renovation of Beverly Center scheduled to be completed by the 2018 holiday season. The project will cost approximately $500 million and we expect a return of 3% to 4% at stabilization in 2020. The projected return was calculated using the estimated cash flow differential between two scenarios; a full renovation and a non-renovation scenario. As of December 31, 2016, we had capitalized costs of $109.8 million related to this redevelopment project.

We have an ongoing redevelopment project at The Mall at Green Hills that will add approximately 170,000 square feet of incremental GLA that we expect to be completed in 2019. The project will cost approximately $200 million, and we expect a weighted average return of 6.5% to 7.5%. As of December 31, 2016, we had capitalized costs of $72.8 million related to this redevelopment project.

Disclosures regarding planned capital spending, including estimates regarding timing of openings, capital expenditures, occupancy, and returns on new developments are forward-looking statements and certain significant factors could cause the actual results to differ materially, including but not limited to (1) actual results of negotiations with anchors, tenants, and contractors, (2) timing and outcome of litigation and entitlement processes, (3) changes in the scope, number, and valuation of projects, (4) cost overruns, (5) timing of expenditures, (6) availability of and cost of financing and other financing considerations, (7) actual time to start construction and complete projects, (8) changes in economic climate, (9) competition from others attracting tenants and customers, (10) increases in operating costs, (11) timing of tenant openings, (12) early lease terminations and bankruptcies, and (13) fluctuations in foreign currency exchange rates. In addition, estimates of capital spending will change as new projects are approved by our Board of Directors.

Dividends

We pay regular quarterly dividends to our common and preferred shareowners and expect to continue to pay dividend payments for the foreseeable future. However, dividends to our common shareowners are at the discretion of the Board of Directors and depend on the cash available to us, our financial condition, capital and other requirements, and such other factors as the Board of Directors deems relevant. To qualify as a REIT, we must distribute at least 90% of our REIT taxable income prior to net capital gains to our shareowners, as well as meet certain other requirements. We must pay these distributions in the taxable year the income is recognized, or in the following taxable year if they are declared during the last three months of the taxable year, payable to shareowners of record on a specified date during such period and paid during January of the following year. Such distributions are treated as paid by us and received by our shareowners on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared in the following taxable year if it is declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. These distributions qualify as dividends paid for the 90% REIT distribution test for the previous year and are taxable to holders of our capital stock in the year in which paid. Preferred dividends accrue regardless of whether earnings, cash availability, or contractual obligations were to prohibit the current payment of dividends.

The annual determination of our common dividends is based on anticipated FFO available after preferred dividends and our REIT taxable income, as well as assessments of annual capital spending, financing considerations, and other appropriate factors.

Any inability of the Operating Partnership or its Joint Ventures to secure financing as required to fund maturing debts, capital expenditures and changes in working capital, including development activities and expansions, may require the utilization of cash to satisfy such obligations, thereby possibly reducing distributions to partners of the Operating Partnership and funds available to us for the payment of dividends.

On December 2, 2016, we declared a quarterly dividend of $0.595 per common share, $0.40625 per share on our 6.5% Series J Preferred Stock, and $0.390625 per share on our 6.25% Series K Preferred Stock, all of which were paid on December 30, 2016 to shareowners of record on December 15, 2016.

As no synergistic assets for a Section 1031 exchange were identified for the centers sold in October 2014 (see "Results of Operations - Dispositions - Sale of Centers to Starwood"), a special dividend of $4.75 per share was declared on December 2, 2014, which was paid on December 31, 2014 to shareowners of record on December 15, 2014. A corresponding distribution was also made to Operating Partnership unitholders.

Application of Critical Accounting Policies and New Accounting Pronouncements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the financial statements and disclosures. Some of these estimates and assumptions require application of difficult, subjective, and/or complex judgment, often about the effect of matters that are inherently uncertain and that may change in subsequent periods. We are required to make such estimates and assumptions when applying the following accounting policies.

Valuation of Shopping Centers

The viability of all projects under construction or development, including those owned by Unconsolidated Joint Ventures, are regularly evaluated under applicable accounting requirements, including requirements relating to abandonment of assets or changes in use. To the extent a project, or individual components of the project, are no longer considered to have value, the related capitalized costs are charged against operations. Additionally, all properties are reviewed for impairment on an individual basis whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Impairment of a shopping center owned by consolidated entities is recognized when the sum of expected cash flows (undiscounted and without interest charges) is less than the carrying value of the property. Other than temporary impairment of an investment in an Unconsolidated Joint Venture is recognized when the carrying value is not considered recoverable based on evaluation of the severity and duration of the decline in value, including the results of discounted cash flow and other valuation techniques. The expected cash flows of a shopping center are dependent on estimates and other factors subject to change, including (1) changes in the national, regional, global, and/or local economic climates, (2) competition from other shopping centers, stores, clubs, mailings, and the Internet, (3) increases in operating costs, (4) bankruptcy and/or other changes in the condition of third parties, including anchors and tenants, (5) expected holding period, and (6) availability of and cost of financing. These factors could cause our expected future cash flows from a shopping center to change, and, as a result, an impairment could be considered to have occurred. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

No impairment charges were recognized in 2016 or 2014. In 2015, we recognized an impairment charge of $11.8 million related to the pre-development of Miami Worldcenter (see "Results of Operations - Impairment Charge"). As of December 31, 2016, the consolidated net book value of our properties was $3.0 billion, representing approximately 75% of our consolidated assets. We also have varying ownership percentages in the properties of Unconsolidated Joint Ventures with a total combined net book value of $2.7 billion. These amounts include certain development costs that are described in the policy that follows.

Capitalization of Development Costs

In developing shopping centers, we typically obtain land or land options, zoning and regulatory approvals, anchor commitments, and financing arrangements during a process that may take several years and during which we may incur significant costs. We capitalize all development costs once it is considered probable that a project will reach a successful conclusion. Prior to this time, we expense all costs relating to a potential development, including payroll, and include these costs in FFO (see "Non-GAAP Measures").

On an ongoing basis, we continue to assess the probability of a project going forward and whether the asset is impaired. In addition, we also assess whether there are sufficient substantive development activities in a given period to support the capitalization of carrying costs, including interest capitalization.

Direct and indirect costs that are clearly related to the acquisition, development, construction, and improvement of properties are capitalized. Compensation costs are allocated based on actual time spent on a project. Costs incurred on real estate for ground leases, property taxes, insurance, and interest costs for qualifying assets are capitalized during periods in which activities necessary to get the property ready for its intended use are in progress.

Many factors in the development of a shopping center are beyond our control, including (1) changes in the national, regional, global, and/or local economic climates, (2) competition from other shopping centers, stores, clubs, mailings, and the Internet, (3) availability and cost of financing, (4) changes in regulations, laws, and zoning, and (5) decisions made by third parties, including anchors. These factors could cause our assessment of the probability of a development project reaching a successful conclusion to change. If a project subsequently was considered less than probable of reaching a successful conclusion, a charge against operations for previously capitalized development costs would occur.

As of December 31, 2016, our beneficial interest in construction work in process was $450.2 million, primarily representing our share of capitalized project costs for our current Asia development project and ongoing redevelopments at certain operating centers (see "Liquidity and Capital Resources - Capital Spending").

Pre-development charges in 2016, 2015, and 2014 were $5.0 million, $4.3 million, and $4.2 million, respectively. Of these amounts, $1.1 million, $0.8 million, and $0.7 million related to projects with land under option in each of the respective periods.

We capitalized payroll costs of $10.9 million in connection with construction and development projects in 2016, $13.9 million in 2015, and $14.0 million in 2014.

New Accounting Pronouncements

Refer to "Note 21 - New Accounting Pronouncements" in the consolidated financial statements, regarding our ongoing evaluation of ASU No. 2017-01, clarifying the definition of a business, ASU No. 2016-18, addressing the classification and presentation of restricted cash on the statement of cash flows, ASU No. 2016-15, addressing the classification of certain cash receipts and cash payments on the statement of cash flows, ASU No. 2016-02, addressing leases, ASU No. 2016-01, addressing the measurement of financial assets and financial liabilities, and ASU No. 2014-09 and ASU No. 2015-14, addressing revenue recognition.

Non-GAAP Measures

Use of Non-GAAP Measures

We use NOI as an alternative measure to evaluate the operating performance of centers, both on individual and stabilized portfolio bases. We define NOI as property-level operating revenues (includes rental income excluding straight-line adjustments of minimum rent) less maintenance, taxes, utilities, promotion, ground rent (including straight-line adjustments), and other property operating expenses. Since NOI excludes general and administrative expenses, pre-development charges, interest income and expense, depreciation and amortization, impairment charges, restructuring charges, and gains from land and property dispositions, it provides a performance measure that, when compared period over period, reflects the revenues and expenses most directly associated with owning and operating rental properties, as well as the impact on their operations from trends in mall tenant sales, occupancy and rental rates, and operating costs. We also use NOI excluding lease cancellation income as an alternative measure because this income may vary significantly from period to period, which can affect comparability and trend analysis. We generally provide separate projections for expected NOI growth and our lease cancellation income.

The following reconciliations include the supplemental earnings measures of Beneficial interest in EBITDA and FFO. Beneficial interest in EBITDA represents our share of the earnings before interest, income taxes, and depreciation and amortization of our consolidated and unconsolidated businesses. We believe Beneficial interest in EBITDA generally provides a useful indicator of operating performance, as it is customary in the real estate and shopping center business to evaluate the performance of properties on a basis unaffected by capital structure.

The National Association of Real Estate Investment Trusts (NAREIT) defines FFO as net income (computed in accordance with Generally Accepted Accounting Principles (GAAP)), excluding gains (or losses) from extraordinary items, sales of properties, and impairment write-downs of depreciable real estate, plus real estate related depreciation and after adjustments for unconsolidated partnerships and joint ventures. We believe that FFO is a useful supplemental measure of operating performance for REITs. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, we and most industry investors and analysts have considered presentations of operating results that exclude historical cost depreciation to be useful in evaluating the operating performance of REITs. We primarily use FFO in measuring performance and in formulating corporate goals and compensation.

We may also present adjusted versions of NOI and FFO when used by management to evaluate our operating performance when certain significant items have impacted our results that affect comparability with prior or future periods due to the nature or amounts of these items. In addition to the reasons noted above for each measure, we believe the disclosure of the adjusted items is similarly useful to investors and others to understand management's view on comparability of such measures between periods. In 2016, we adjusted FFO to exclude a lump sum payment we received in connection with the termination of our third party leasing agreement at Crystals, costs incurred associated with shareowner activism, and a gain, net of tax, recognized at the time of conversion of a portion of our investment in partnership units in Simon Property Group Limited Partnership to common shares of SPG. In 2015, we adjusted FFO to exclude an impairment charge for the write-off of previously capitalized costs related to the pre-development of Miami Worldcenter, a former development project in Miami, Florida and for the reversal of certain prior period share-based compensation expense recognized upon the announcement of an executive management transition. In 2014, we adjusted FFO to exclude expenses related to the sale of centers to Starwood. Specifically, these measures were adjusted to exclude the loss on extinguishment of debt at certain centers sold to Starwood, charges related to the discontinuation of hedge accounting on the interest rate swap previously designated to hedge the MacArthur note payable, a restructuring charge, and disposition costs incurred related to the sale.

Our presentations of NOI, Beneficial interest in EBITDA, FFO, and adjusted versions of these measures, if any, are not necessarily comparable to the similarly titled measures of other REITs due to the fact that not all REITs use the same definitions. These measures should not be considered alternatives to net income or as an indicator of our operating performance. Additionally, these measures do not represent cash flows from operating, investing, or financing activities as defined by GAAP. Reconciliations of Net Income Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations and Net Income to Net Operating Income are presented in the following section.

Reconciliation of Non-GAAP Measures

The following includes reconciliations of our non-GAAP financial measures: Net Income Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations and Net Income to Net Operating Income.

Reconciliation of Net Income Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations

	2016			2015			2014		
	Dollars in millions	Diluted Shares/ Units	Per Share/ Unit	Dollars in millions	Diluted Shares/ Units	Per Share/ Unit	Dollars in millions	Diluted Shares/ Units	Per Share/ Unit
Net income attributable to TCO common shareowners - basic	$107 4	60,363,416	$1 78	$109 0	61,389,113	$1 78	$ 863 9	63,267,800	$13 65
Add distributions to participating securities of TRG							6 0	871,262	
Add impact of share-based compensation	0 3	466,139		0 4	772,221		4 9	782,002	
Net income attributable to TCO common shareowners - diluted	$107 6	60,829,555	$1 77	$109 4	62,161,334	$1 76	$ 874 8	64,921,064	$13 47
Add depreciation of TCO's additional basis	6 5		0 11	6 5		0 10	6 7		0 10
Add TCO's additional basis in assets disposed							11 9		0 18
Add TCO's additional income tax expense	0 4		0 01	0 1		0 00	0 4		0 01
Net income attributable to TCO common shareowners, excluding TCO additional basis items and income tax expense	$114 5	60,829,555	$1 88	$116 0	62,161,334	$1 87	$ 893 7	64,921,064	$13 77
Add:									
Noncontrolling share of income of TRG	47 4	25,055,654		47 2	25,073,109		350 9	25,141,042	
Distributions to participating securities of TRG	2 1	871,262		2 0	871,262				
Net income attributable to partnership unitholders and participating securities of TRG	$164 1	86,756,471	$1 89	$165 2	88,105,705	$1 87	$1,244 6	90,062,106	$13 82
Add (less) depreciation and amortization [1]:									
Consolidated businesses at 100%	138 1		1 59	106 4		1 21	120 2		1 33
Depreciation of TCO's additional basis	(6 5)		(0 07)	(6 5)		(0 07)	(6 7)		(0 07)
Noncontrolling partners in consolidated joint ventures	(5 8)		(0 07)	(3 7)		(0 04)	(4 4)		(0 05)
Share of Unconsolidated Joint Ventures	53 0		0 61	34 4		0 39	30 2		0 34
Non-real estate depreciation	(2 5)		(0 03)	(3 1)		(0 03)	(3 5)		(0 04)
Less TCO's additional basis in assets disposed							(11 9)		)
Less beneficial share of gain on dispositions, net of tax				(0 4)		(0 00)	(1,083 1)		(12 03)
Less impact of share-based compensation	(0 3)		(0 00)	(0 4)		(0 00)	(4 9)		(0 05)
Funds from Operations attributable to partnership unitholders and participating securities of TRG	$340 2	86,756,471	$3 92	$291 9	88,105,705	$3 31	$ 280 5	90,062,106	$ 3 11
TCO's average ownership percentage of TRG - basic	70 7%			71 0%			71 6%		
Funds from Operations attributable to TCO's common shareowners, excluding additional income tax expense	$240 4		$3 92	$207 2		$3 31	$ 200 7		$ 3 11
Less TCO's additional income tax expense	(0 4)		(0 01)	(0 1)		(0 00)	(0 4)		(0 00)
Funds from Operations attributable to TCO's common shareowners	$240 0		$3 91	$207 1		$3 31	$ 200 4		$ 3 11
Funds from Operations attributable to partnership unitholders and participating securities of TRG	$340 2	86,756,471	$3 91	$291 9	88,105,705	$3 31	$ 280 5	90,062,106	$ 3 11
Gain on SPG common shares conversion	(11 1)		(0 13)						
Costs associated with shareowner activism	3 0		0 03						
Crystals lump sum payment for termination of leasing agreement	(21 7)		(0 25)						
Beneficial interest in UJV impairment charge - Miami Worldcenter				11 8		0 13			
Reversal of executive share-based compensation expense				(2 0)		(0 02)			
Beneficial share of early extinguishment of debt charge [2]							36 0		0 40
Beneficial share of disposition costs related to the Starwood sale							3 3		0 04
Beneficial share of discontinuation of hedge accounting - MacArthur							7 4		0 08
Restructuring charge							3 7		0 04
Adjusted Funds from Operations attributable to partnership unitholders and participating securities of TRG	$310 4	86,756,471	$3 58	$301 6	88,105,705	$3 42	$ 330 8	90,062,106	$ 3 67
TCO's average ownership percentage of TRG - basic	70 7%			71 0%			71 6%		
Adjusted Funds from Operations attributable to TCO's common shareowners, excluding additional income tax expense	$219 4		$3 58	$214 1		$3 42	$ 236 8		$ 3 67

shareowners, excluding additional income tax expense	$219 4		$ 3 58	$214 1		$ 3 42	$ 236 8		$ 3 67
Less TCO's additional income tax expense	—		0 00	(0 1)		(0 00)	(0 4)		(0 00)
Adjusted Funds from Operations attributable to TCO's common shareowners	$219 4		$ 3 58	$214 0		$ 3 42	$ 236 4		$ 3 67

(1)   Depreciation includes $14 2 million, $12 9 million, and $19 4 million of mall tenant allowance amortization for the 2016, 2015, and 2014, respectively

(2)   2014 amount includes charges related to the loss on early extinguishment of debt related to loans on Northlake Mall, The Mall at Wellington Green, MacArthur, and The Mall at Partridge Creek as a result of the sale of centers to Starwood

(3)   Amounts in this table may not recalculate due to rounding

Table of Contents

Reconciliation of Net Income to Net Operating Income

	2016	2015	2014
	(in millions)		
Net income	$ 188 2	$ 192 6	$ 1,278 1
Add (less) depreciation and amortization:			
Consolidated businesses at 100%	138 1	106 4	120 2
Noncontrolling partners in consolidated joint ventures	(5 8)	(3 7)	(4 4)
Share of Unconsolidated Joint Ventures	53 0	34 4	30 2
Add (less) interest expense and income tax expense (benefit):			
Interest expense:			
Consolidated businesses at 100%	86 3	63 0	90 8
Noncontrolling partners in consolidated joint ventures	(10 3)	(7 0)	(8 1)
Share of Unconsolidated Joint Ventures	54 7	45 6	40 4
Share of income tax expense (benefit):			
Income tax expense (benefit) on dispositions of International Plaza, Arizona Mills, and Oyster Bay		(0 4)	9 7
Income tax expense - SPG common shares conversion	0 5		
Consolidated businesses at 100%	1 7	2 2	2 3
Noncontrolling partners in consolidated joint ventures	—		
Share of Unconsolidated Joint Ventures	0 6		
Less noncontrolling share of income of consolidated joint ventures	(8 1)	(11 2)	(34 2)
Add EBITDA attributable to outside partners:			
EBITDA attributable to noncontrolling partners in consolidated joint ventures	24 3	21 9	46 8
EBITDA attributable to outside partners in Unconsolidated Joint Ventures	140 2	116 0	102 2
Add beneficial interest in UJV impairment charge - Miami Worldcenter		11 8	
EBITDA at 100%	$ 663 3	$ 571 5	$ 1,674 0
Add (less) items excluded from shopping center Net Operating Income:			
General and administrative expenses	48 1	45 7	48 3
Costs associated with shareowner activism	3 0		
Management, leasing, and development services, net	(24 0) [1]	(7 3)	(6 1)
Straight-line of rents	(7 6)	(5 2)	(5 4)
Gain on SPG common shares conversion	(11 1)		
Gain on dispositions			(1,116 3)
Early extinguishment of debt charge			36 4
Disposition costs related to the Starwood sale			3 3
Discontinuation of hedge accounting - MacArthur			7 8
Restructuring charge			3 7
Gain on sales of peripheral land	(1 8)		
Dividend income	(3 8)	(3 6)	(2 4)
Interest income	(6 5)	(2 0)	(1 4)
Other nonoperating expense (income)	(0 4)	0 3	(0 8)
Unallocated operating expenses and other	44 6	36 7 [2]	19 9
Net Operating Income at 100% - all centers	$ 703 7	$ 636 1	$ 660 9
Less - Net Operating Income of non-comparable centers	(90 2) [3]	(42 9) [4]	(77 7) [5]
Net Operating Income at 100% - comparable centers	$ 613 5	$ 593 3	$ 583 2

Net Operating Income at 100% - comparable centers	$	613 5	$	593 3	$	583 2
Lease cancellation income		(6 2)		(8 9)		(12 6)
Net Operating Income at 100% - comparable centers excluding lease cancellation income [6]	$	607 3	$	584 4	$	570 6

(1) Amount includes the lump sum payment of $21 7 million received in May 2016 for the termination of our third party leasing agreement for Crystals due to a change in ownership of the center

(2) In 2016, we stopped allocating certain corporate-level operating expenses to the shopping centers to better reflect the performance of the centers without regard to corporate infrastructure These expenses, which were previously recognized in other operating expenses of the centers, are now recognized in unallocated operating expenses For the year ended December 31, 2015, the comparative amount of other operating expenses allocated to the centers was $14 3 million at 100%

(3) Includes Beverly Center, CityOn Xi'an, Country Club Plaza, International Market Place, The Mall of San Juan, Starfield Hanam, and certain post-closing adjustments relating to the centers sold to Starwood

(4) Includes Beverly Center and The Mall of San Juan

(5) Includes The Mall at University Town Center, the centers sold to Starwood, and Arizona Mills for the approximately one-month period prior to its disposition Includes an adjustment to reflect the allocation of costs to Starwood centers that are now being allocated to the remainder of the portfolio

(6) See "Non-GAAP Measures - Use of Non-GAAP Measures" above for a discussion of the use and utility of Net Operating Income excluding lease cancellation income as a performance measure

(7) Amounts in this table may not add due to rounding

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Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The information required by this Item is included in this report at Item 7 under the caption "Liquidity and Capital Resources."

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Financial Statements of Taubman Centers, Inc. and the Reports of Independent Registered Public Accounting Firm thereon are filed pursuant to this Item 8 and are included in this report at Item 15.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, our disclosure controls and procedures were effective to ensure the information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported within the time periods prescribed by the SEC, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting accompanies the Company's financial statements included in Item 15 of this annual report.

Report of the Independent Registered Public Accounting Firm

The report issued by the Company's independent registered public accounting firm, KPMG LLP, accompanies the Company's financial statements included in Item 15 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the Company's fourth quarter 2016 evaluation of such internal control that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION.

Not applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE.

The information required by this item is hereby incorporated by reference to the material appearing in the 2017 Proxy Statement under the captions "Proposal 1 – Election of Directors," "Board Matters – Committees of the Board," "Board Matters – Corporate Governance," "Executive Officers," and "Additional Information – Section 16(a) Beneficial Ownership Reporting Compliance."

Item 11. EXECUTIVE COMPENSATION.

The information required by this item is hereby incorporated by reference to the material appearing in the 2017 Proxy Statement under the captions "Board Matters – Director Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee Report," and "Named Executive Officer Compensation Tables."

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information regarding the Company's current and prior equity compensation plans as of December 31, 2016:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuances Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
The Taubman Company 2008 Omnibus Long-Term Incentive Plan: [1]			1,511,141 [1]
Profits Units [2]	252,678		
Performance Share Units [3] [4]	577,845	[5]	
Restricted Share Units [4]	231,903	[5]	
1992 Incentive Option Plan [4] [6]	202,586	$ 48.35	
	1,265,012		1,511,141
Equity compensation plan not approved by security holders -			
Non-Employee Directors' Deferred Compensation Plan [7]	120,757	[8]	[9]
	1,385,769	$ 48.35	1,511,141

(1) Under The Taubman Company 2008 Omnibus Long-Term Incentive Plan (as amended), directors, officers, employees, and other service providers of the Company may receive restricted shares, restricted share units, restricted units of limited partnership in TRG ("TRG Units"), restricted TRG Unit units, options to purchase common shares or TRG Units, share appreciation rights, performance share units, unrestricted shares or TRG Units, and other awards to acquire up to an aggregate of 8,500,000 shares of common stock or TRG Units. No further awards will be made under the 1992 Incentive Option Plan.

(2) The maximum number of performance-based Profits Units was issued at grant, eventually subject to a recovery and cancellation of previously granted amounts depending on actual performance against targeted measures of total shareholder return relative to that of a peer group and net operating income thresholds over a three-year period.

(3) Amount represents 86,263 and 79,764 performance share units at their maximum payout ratio of 300% and 400%, respectively. This amount may overstate dilution to the extent actual performance is different than such assumption. The actual number of performance share units that may ultimately vest will range from 0- 300% and 0-400% based on the Company's total shareholder return relative to that of a peer group.

(4) See "Note 13 - Share-Based Compensation and Other Employee Plans" to our consolidated financial statements for further details related to the modification of grants in 2014 as a result of the payment of the $4.75 special dividend per share of common stock.

(5) Excludes restricted stock units and performance share units issued under the Omnibus Plan because they are converted into common stock on a one-for-one basis at no additional cost.

(6) Under the 1992 Incentive Option Plan, employees received TRG Units upon the exercise of their vested options, and each TRG Unit generally will be converted into one share of common stock under the Continuing Offer. Excludes 871,262 deferred units, the receipt of which were deferred by Robert S. Taubman at the time he exercised options in 2002; the options were initially granted under TRG's 1992 Incentive Option Plan (see "Note 13 – Share Based Compensation and Other Employee Plans" to our consolidated financial statements included at Item 15 (a) (1)).

(7) The Deferred Compensation Plan, which was approved by the Board of Directors in May 2005, gives each non-employee director of the Company the right to defer the receipt of all or a portion of his or her annual director retainer until the termination of such director's service on the Board of Directors and for such deferred compensation to be denominated in restricted stock units. The number of restricted stock units received equals the deferred retainer fee divided by the fair market value of the common stock on the business day immediately before the date the director would otherwise have been entitled to receive the retainer fee. The restricted stock units represent the right to receive equivalent shares of common stock at the end of the deferral period. During the deferral period, when the Company pays cash dividends on the common stock, the directors' deferral accounts are credited with dividend equivalents on their deferred restricted stock units, payable in additional restricted stock units based on the fair market value of the common stock on the business day immediately before the record date of the applicable dividend payment. Each Director's account is 100% vested at all times.

(8) The restricted stock units are excluded because they are converted into common stock on a one-for-one basis at no additional cost

(9) The number of securities available for future issuance is unlimited and will reflect whether non-employee directors elect to defer all or a portion of their annual retainers.

Additional information required by this item is hereby incorporated by reference to the information appearing in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management – Ownership Table."

Additional information required by this item is hereby incorporated by reference to the information appearing in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management – Ownership Table."

Table of Contents

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is hereby incorporated by reference to the information appearing in the 2017 Proxy Statement under the caption "Related Person Transactions" and "Proposal 1 – Election of Directors – Director Independence."

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this item is hereby incorporated by reference to the material appearing in the 2017 Proxy Statement under the caption "Audit Committee Matters."

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

15(a)(1) The following financial statements of Taubman Centers, Inc. and the Reports of Independent Registered Public Accounting Firm thereon are filed with this report:

TAUBMAN CENTERS, INC.	**Page**
Management's Annual Report on Internal Control Over Financial Reporting	F-2
Reports of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheet as of December 31, 2016 and 2015	F-5
Consolidated Statement of Operations and Comprehensive Income for the years ended December 31, 2016, 2015, and 2014	F-6
Consolidated Statement of Changes in Equity for the years ended December 31, 2016, 2015, and 2014	F-7
Consolidated Statement of Cash Flows for the years ended December 31, 2016, 2015, and 2014	F-9
Notes to Consolidated Financial Statements	F-10

15(a)(2) The following is a list of the financial statement schedules required by Item 15(d):

TAUBMAN CENTERS, INC.	
Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2016, 2015, and 2014	F-53
Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2016	F-54

15(a)(3)

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
2.1	Purchase and Sale Agreement dated as of January 29, 2014 between Woodland Shopping Center Limited Partnership and T-C International Plaza Investor LP LLC.**	8-K		10.1	January 30, 2014	
2.2	Purchase and Sale Agreement dated as of January 29, 2014 between International Plaza Holding Company and T-C International Plaza Investor GP LLC.**	8-K		10.2	January 30, 2014	
2.3	Purchase and Sale Agreement, dated June 17, 2014, by and among the Parties listed in Exhibit A (Sellers) and SRP TM Holdings, L.P. (Purchaser).	8-K		2.1	June 18, 2014	
2.4	Purchase and Sale Agreement, dated June 17, 2014, by and among Partridge Creek Fashion Park LLC and Purchaser.	8-K		2.2	June 18, 2014	
3.1	Restated By-Laws of Taubman Centers, Inc.	8-K		3.1	December 16, 2009	
3.2	Amended and Restated Articles of Incorporation of Taubman Centers, Inc.	8-K		3.1	March 15, 2013	
4.1	Mortgage, Security Agreement and Fixture Filing, dated September 15, 2015, by Short Hills Associates L.L.C. in favor of Metropolitan Life Insurance Company, New York Life Insurance Company, and Pacific Life Insurance Company.	8-K		4.1	September 17, 2015	
4.2	Promissory Note A-1, dated September 15, 2015, by Short Hills Associates L.L.C. to Metropolitan Life Insurance Company.	8-K		4.2	September 17, 2015	
4.3	Promissory Note A-2, dated September 15, 2015, by Short Hills Associates L.L.C. to New	8-K		4.3	September 17, 2015	

| 4.3 | Promissory Note A-2, dated September 15, 2015, by Short Hills Associates L.L.C. to New York Life Insurance Company. | 8-K | | 4.3 | September 17, 2015 | |
| 4.4 | Promissory Note A-3, dated September 15, 2015, by Short Hills Associates L.L.C. to Pacific Life Insurance Company. | 8-K | | 4.4 | September 17, 2015 | |

Table of Contents

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
4.5	Assignment of Leases, dated September 15, 2015, by Short Hills Associates L.L.C. in favor of Metropolitan Life Insurance Company, New York Life Insurance Company, and Pacific Life Insurance Company.	8-K		4.5	September 17, 2015	
4.6	Guaranty Agreement, dated September 15, 2015, by Short Hills Associates L.L.C. in favor of Metropolitan Life Insurance Company, New York Life Insurance Company, and Pacific Life Insurance Company.	8-K		4.6	September 17, 2015	
4.7	Revolving Credit Agreement, dated as of February 28, 2013, by and among The Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative, and the various lenders and agents on the signature pages thereto.	8-K		4.1	March 1, 2013	
4.7.1	Amendment No. 1 to Revolving Credit Agreement, dated as of November 12, 2013, by and among The Taubman Realty Group Limited Partnership and JP Morgan Chase Bank N.A., as an Administrative Agent, and the various lenders and agents on the signatures pages thereto.	8-K		4.3	November 13, 2013	
4.7.2	Amendment No. 2 to the Revolving Credit Agreement, dated as of November 20, 2014, by and among The Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative Agent, and the various lenders on the signatures pages thereto.	8-K		4.1	November 25, 2014	
4.7.3	Amended and Restated Revolving Credit and Term Loan Agreement, dated as of February 1, 2017, by and among The Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative Agent, and the various lenders and agents on the signatures pages thereto.	8-K		4.1	February 7, 2017	
4.8	Guaranty, dated as of February 28, 2013, by and among Dolphin Mall Associates LLC, Fairlane Town Center LLC, Twelve Oaks Mall, LLC, and Willow Bend Shopping Center Limited Partnership in favor of JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent for the Lenders under the Revolving Credit Agreement.	8-K		4.2	March 1, 2013	
4.8.1	Release of Guaranty, dated October 16, 2014, by and among Fairlane Town Center LLC, Willow Bend Shopping Center Limited Partnership, and JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent for the Lenders under the Revolving Credit Agreement.	8-K		4.1	October 20, 2014	
4.8.2	Guaranty, dated as of February 1, 2017, by and among Dolphin Mall Associates LLC, The Gardens on El Paseo LLC, Twelve Oaks Mall, LLC, and La Cienega Partners Limited	8-K		4.2	February 7, 2017	

	Gardens on El Paseo LLC, Twelve Oaks Mall, LLC, and La Cienega Partners Limited Partnership in favor of JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent for the lenders under the Amended and Restated Revolving Credit and Term Loan Agreement.				
4.9	Term Loan Agreement, dated as of November 12, 2013, by and among The Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative Agent, and the various lenders and agents on the signatures pages thereto.	8-K		4.1	November 13, 2013

Table of Contents

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
4.9.1	Amendment No. 1 to the Term Loan Agreement, dated as of November 20, 2014, by and among The Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative Agent, and the various lenders on the signatures pages thereto.	8-K		4.2	November 25, 2014	
4.9.2	Amendment No. 2 to Term Loan Agreement dated as of February 1, 2017, by and among The Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative Agent, and the various lenders and agents on the signatures pages thereto.	8-K		4.3	February 7, 2017	
4.10	Guaranty, dated as of November 12, 2013, by and among Dolphin Mall Associates LLC, Fairlane Town Center LLC, Twelve Oaks Mall, LLC, Willow Bend Shopping Center Limited Partnership, and La Cienega Partners Limited Partnership, in favor of JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent for the Lenders under the Term Loan Agreement.	8-K		4.2	November 13, 2013	
4.10.1	Release of Guaranty, dated October 16, 2014, by and among Fairlane Town Center LLC, Willow Bend Shopping Center Limited Partnership, and JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent for the Lenders under the Term Loan Agreement.	8-K		4.2	October 20, 2014	
4.10.2	Guaranty, dated as of February 1, 2017, by The Gardens on El Paseo LLC, in favor of JPMorgan Chase Bank N.A., as Administrative Agent for the lenders under the Term Loan Agreement.	8-K		4.4	February 7, 2017	
4.11	Guaranty Agreement, dated as of November 4, 2011, by The Taubman Realty Group Limited Partnership, in favor of Metropolitan Life Insurance Company.	8-K		4.3	November 9, 2011	
4.12	Form of certificate evidencing 6.500% Series J Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share.	8-A12B		4.1	August 13, 2012	
4.13	Form of certificate evidencing 6.25% Series K Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share.	8-A12B		4.1	March 14, 2013	
4.14	Leasehold Deed of Trust, Security Agreement and Fixture Filing, dated May 6, 2016, by Taubman Cherry Creek Shopping Center, L.L.C. to the Public Trustee of the City and County of Denver, Colorado for the benefit of Metropolitan Life Insurance Company and The Prudential Insurance Company of America.	8-K		4.1	May 10, 2016	
4.15	Promissory Note A-1, dated May 6, 2016, by Taubman Cherry Creek Shopping Center, L.L.C. to Metropolitan Life Insurance Company.	8-K		4.2	May 10, 2016	
4.16	Promissory Note A-2, dated May 6, 2016 by	8-K		4.3	May 10, 2016	

4.16	Promissory Note A-2, dated May 6, 2016 by Taubman Cherry Creek Shopping Center, L.L.C. to the Prudential Insurance Company of America.	8-K		4.3	May 10, 2016
4.17	Assignment of Leases, dated May 6, 2016, by Taubman Cherry Creek Shopping Center, L.L.C. in favor of Metropolitan Life Insurance Company and The Prudential Insurance Company of America.	8-K		4.4	May 10, 2016

Table of Contents

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
4.18	Guaranty Agreement, dated May 6, 2016, by the Taubman Realty Group Limited Partnership in favor of Metropolitan Life Insurance Company and The Prudential Insurance Company of America.	8-K		4.5	May 10, 2016	
*10.1	The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan, as Amended and Restated Effective as of September 30, 1997.	10-K	December 31, 1997	10(b)		
*10.1.1	First Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan as Amended and Restated Effective as of September 30, 1997.	10-K	December 31, 2001	10(b)		
*10.1.2	Second Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Plan as Amended and Restated Effective as of September 30, 1997.	10-K	December 31, 2004	10(c)		
*10.1.3	Third Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Plan as Amended and Restated Effective as of September 30, 1997.	10-K	December 31, 2004	10(d)		
*10.1.4	Fourth Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Plan as Amended and Restated Effective as of September 30, 1997.	10-Q	March 31, 2007	10(a)		
*10.1.5	Fifth Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Plan as Amended and Restated Effective as of September 30, 1997.	10-K	December 31, 2014	10.1.5		
*10.1.6	The Form of The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan Option Agreement.	10-K	December 31, 2004	10(e)		
10.2	Master Services Agreement between The Taubman Realty Group Limited Partnership and the Manager.	10-K	December 31, 1992	10(f)		
10.2.1	First Amendment to the Master Services Agreement between The Taubman Realty Group Limited Partnership and the Manager, dated September 30, 1998.	10-K	December 31, 2008	10(au)		
10.2.2	Second Amendment to the Master Services Agreement between The Taubman Realty Group Limited Partnership and the Manager, dated December 23, 2008.	10-K	December 31, 2008	10(an)		
10.3	Amended and Restated Cash Tender Agreement among Taubman Centers, Inc., The Taubman Realty Group Limited Partnership, and A. Alfred Taubman, A. Alfred Taubman, acting not individually but as Trustee of the A. Alfred Taubman Restated Revocable Trust, and TRA Partners.	10-Q	June 30, 2000	10(a)		
*10.4	Supplemental Retirement Savings Plan.	10-K	December 31, 1994	10(i)		
*10.4.1	First Amendment to The Taubman Company Supplemental Retirement Savings Plan, dated December 12, 2008 (revised for Code Section	10-K	December 31, 2008	10(aq)		

	December 12, 2008 (revised for Code Section 409A compliance).				
*10.5.1	Form of Amended and Restated Change of Control Employment Agreement, dated December 18, 2008 (revised for Code Section 409A compliance).	10-K	December 31, 2008	10(p)	
*10.5.2	Amendment to The Taubman Centers, Inc. Change of Control Severance Program, dated December 12, 2008 (revised for Code Section 409A compliance).	10-K	December 31, 2008	10(ar)	

Table of Contents

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	Period Ending	Exhibit	Filing Date	Filed Herewith
*10.5.3	Form of Amendment to Change of Control Employment Agreement.	8-K		10.1	May 8, 2014	
10.6	Second Amended and Restated Continuing Offer, dated as of May 16, 2000.	10-Q	June 30, 2000	10(b)		
10.7	The Third Amendment and Restatement of Agreement of Limited Partnership of The Taubman Realty Group Limited Partnership dated December 12, 2012.	S-3		10.3	December 27, 2012	
10.7.1	First Amendment to the Third Amendment and Restatement of Agreement of Limited Partnership of The Taubman Realty Group Limited Partnership dated December 12, 2012.	8-K		10.2	June 7, 2016	
*10.8	Subsequent Deferral Election under The Taubman Realty Group Limited Partnership and The Taubman Company LLC Election and Option Deferral Agreement, dated September 27, 2016.					X
*10.8.1	The Taubman Realty Group Limited Partnership and The Taubman Company LLC Election and Option Deferral Agreement, as Amended and Restated Effective as of January 27, 2011.	10-Q	March 31, 2011	10(b)		
10.9	Operating Agreement of Taubman Land Associates, a Delaware Limited Liability Company, dated October 20, 2006.	10-K	December 31, 2006	10(ab)		
10.9.1	First Amendment to Operating Agreement of Taubman Land Associates, a Delaware Limited Liability Company, dated October 20, 2006.	10-Q	March 31, 2013	10		
10.10	Amended and Restated Agreement of Partnership of Sunvalley Associates, a California general partnership.	10-Q/A	June 30, 2002	10(a)		
10.10.1	First Amendment to Amended and Restated Agreement of Partnership of Sunvalley Associates, a California general partnership.	10-K	December 31, 2012	10.11.1		
*10.11	Summary of Compensation for the Board of Directors of Taubman Centers, Inc., effective January 1, 2015.	10-K	December 31, 2014	10.12.1		
*10.11.1	Summary of Compensation for the Board of Directors of Taubman Centers, Inc., effective January 1, 2017.	10-K				X
*10.12	The Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan.	8-K		10.4	May 18, 2005	
*10.12.1	The Form of The Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan Deferral Election Form.	8-K		10.5	May 18, 2005	
*10.12.2	First Amendment to the Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan.	10-Q	June 30, 2008	10(c)		
*10.12.3	Form of Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan Amendment Agreement (revised for Code Section 409A compliance).	10-K	December 31, 2008	10(ap)		
*10.13	Fourth Amended and Restated Limited Liability Company Agreement of Taubman Properties Asia LLC dated April 30, 2014 by	8-K		10.1	May 5, 2014	

Liability Company Agreement of Taubman Properties Asia LLC dated April 30, 2014 by, between, and among Taubman Asia Management II LLC, René Tremblay, and Taubman Properties Asia LLC.				

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	Period Ending	Exhibit	Filing Date	Filed Herewith
*10.13.1	First Amendment to the Fourth Amended and Restated Limited Liability Company Agreement of Taubman Properties Asia LLC dated April 26, 2016, by, between, and among Taubman Asia Management II LLC, René Tremblay, and Taubman Properties Asia LLC.	8-K		10.1	April 29, 2016	
*10.14	The Taubman Company 2008 Omnibus Long-Term Incentive Plan, as amended and restated as of May 21, 2010.	DEF 14		A	March 31, 2010	
*10.14.1	Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Restricted Share Unit Award Agreement.	8-K		10(a)	March 10, 2009	
*10.14.2	Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Option Award Agreement.	8-K		10(b)	March 10, 2009	
*10.14.3	Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Restricted and Performance Share Unit Award Agreement.	8-K		10(c)	March 10, 2009	
*10.14.4	Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Performance Share Unit Award Agreement (Five-Year Vesting).	10-Q	March 31, 2012	10		
*10.14.5	2015 Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Restricted Share Unit Award Agreement.	10-K	December 31, 2014	10.15.5		
*10.14.6	2015 Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Performance Share Unit Award Agreement.	10-K	December 31, 2014	10.15.6		
*10.14.7	Amendment to the Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan, as amended and restated as of May 21, 2010.	8-K		10.1	June 7, 2016	
*10.14.8	Form Certificate of Designation of Profits Units	8-K		10.3	June 7, 2016	
*10.14.9	Form of TRG Unit Award Agreement	8-K		10.4	June 7, 2016	
*10.15	Amended and Restated Employment Agreement dated April 30, 2014 between Taubman Asia Management Limited and René Tremblay.	8-K		10.2	May 5, 2014	
*10.16	Change of Control Employment Agreement, dated April 29, 2013, by and among the Company, Taubman Centers Inc., and David Joseph.	10-K	December 31, 2013	10.21		
*10.16.1	Amendment to Change of Control Employment Agreement, dated March 17, 2014, by and among Taubman Centers Inc., The Taubman Realty Group Limited Partnership, and David Joseph.	8-K		10.1	March 20, 2014	
*10.16.2	David Joseph Agreement and Release					X
*10.16.3	David Joseph Consulting Agreement					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
12	Statement Re: Computation of Taubman Centers, Inc. Ratio of Earnings to Combined Fixed Charges and Preferred Dividends.					X
21	Subsidiaries of Taubman Centers, Inc.					X
23	Consent of Independent Registered Public Accounting Firm.					X
31.1	Certification of Chief Executive Officer pursuant to 15 U.S.C. Section 10A, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Chief Financial Officer pursuant to 15 U.S.C. Section 10A, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					***
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					***
99	Real Estate and Accumulated Depreciation Schedule of the Unconsolidated Joint Ventures of The Taubman Realty Group Limited Partnership.					X
101.INS	XBRL Instance Document.					X
101.SCH	XBRL Taxonomy Extension Schema Document.					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X
*	A management contract or compensatory plan or arrangement required to be filed.					
**	Certain exhibits and schedules to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted exhibits or schedules will be furnished to the Securities and Exchange Commission upon request.					
***	Documents are furnished, not filed.					

Note: The Company has not filed certain instruments with respect to long-term debt that did not exceed 10% of the Company's total assets on a consolidated basis. A copy of such instruments will be furnished to the Securities and Exchange Commission upon request.

TAUBMAN CENTERS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements and consolidated financial statement schedules are included in Item 8 of this Annual Report on Form 10-K:

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Taubman Centers, Inc. is responsible for the preparation and integrity of the financial statements and financial information reported herein. This responsibility includes the establishment and maintenance of adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and that the financial records and accounting policies applied provide a reliable basis for the preparation of financial statements and financial information that are free of material misstatement.

The management of Taubman Centers, Inc. is required to assess the effectiveness of the Company's internal control over financial reporting as of December 31, 2016. Management bases this assessment of the effectiveness of its internal control on recognized control criteria, the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has completed its assessment as of December 31, 2016.

Based on its assessment, management believes that Taubman Centers, Inc. maintained effective internal control over financial reporting as of December 31, 2016. The independent registered public accounting firm, KPMG LLP, that audited the financial statements included in this annual report has issued their report on the Company's system of internal control over financial reporting, also included herein.

F-2

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareowners
Taubman Centers, Inc.:

We have audited the accompanying consolidated balance sheet of Taubman Centers, Inc. (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules listed in the Index at Item 15(a)(2). These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Taubman Centers, Inc. as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Taubman Centers, Inc.'s internal control over financial reporting as of December 31, 2016, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2017 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Chicago, Illinois
February 23, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareowners
Taubman Centers, Inc.:

We have audited Taubman Centers, Inc.'s (the Company) internal control over financial reporting as of December 31, 2016, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Taubman Centers, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Taubman Centers, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Taubman Centers, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated February 23, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chicago, Illinois
February 23, 2017

TAUBMAN CENTERS, INC.
CONSOLIDATED BALANCE SHEET
(in thousands, except share data)

		December 31 2016		2015
Assets:				
Properties (Notes 4 and 8)	$	4,173,954	$	3,713,215
Accumulated depreciation and amortization		(1,147,390)		(1,052,027)
	$	3,026,564	$	2,661,188
Investment in Unconsolidated Joint Ventures (Notes 2 and 5)		604,808		433,911
Cash and cash equivalents		40,603		206,635
Restricted cash (Note 8)		932		6,447
Accounts and notes receivable, less allowance for doubtful accounts of $4,311 and $2,974 in 2016 and 2015 (Note 6)		60,174		54,547
Accounts receivable from related parties (Note 12)		2,103		2,478
Deferred charges and other assets (Notes 1 and 7)		275,728		181,304
Total Assets	$	4,010,912	$	3,546,510
Liabilities:				
Notes payable, net (Notes 1 and 8)	$	3,255,512	$	2,627,088
Accounts payable and accrued liabilities		336,536		334,525
Distributions in excess of investments in and net income of Unconsolidated Joint Ventures (Note 5)		480,863		464,086
	$	4,072,911	$	3,425,699
Commitments and contingencies (Notes 8, 9, 10, 11, 13, and 15)				
Redeemable noncontrolling interests (Note 9)	$	8,704		
Equity (Deficit):				
Taubman Centers, Inc. Shareowners' Equity (Note 14):				
Series B Non-Participating Convertible Preferred Stock, $0.001 par and liquidation value, 40,000,000 shares authorized, 25,029,059 and 25,044,939 shares issued and outstanding at December 31, 2016 and 2015	$	25	$	25
Series J Cumulative Redeemable Preferred Stock, 7,700,000 shares authorized, no par, $192.5 million liquidation preference, 7,700,000 shares issued and outstanding at both December 31, 2016 and 2015				
Series K Cumulative Redeemable Preferred Stock, 6,800,000 shares authorized, no par, $170.0 million liquidation preference, 6,800,000 shares issued and outstanding at both December 31, 2016 and 2015				
Common Stock, $0.01 par value, 250,000,000 shares authorized, 60,430,613 and 60,233,561 shares issued and outstanding at December 31, 2016 and 2015		604		602
Additional paid-in capital		657,281		652,146
Accumulated other comprehensive income (loss) (Note 19)		(35,916)		(27,220)
Dividends in excess of net income		(549,914)		(512,746)
	$	72,080	$	112,807
Noncontrolling interests (Note 9)		(142,783)		8,004
	$	(70,703)	$	120,811
Total Liabilities and Equity	$	4,010,912	$	3,546,510

See notes to consolidated financial statements.

TAUBMAN CENTERS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands, except share data)

	Year Ended December 31		
	2016	2015	2014
Revenues:			
Minimum rents	$ 333,325	$ 310,831	$ 371,454
Percentage rents	20,020	20,233	22,929
Expense recoveries	202,467	188,023	239,782
Management, leasing, and development services (Note 2)	28,059	13,177	12,349
Other	28,686	24,908	32,615
	$ 612,557	$ 557,172	$ 679,129
Expenses:			
Maintenance, taxes, utilities, and promotion	$ 156,506	$ 145,118	$ 190,119
Other operating	78,794	58,131	65,142
Management, leasing, and development services	4,042	5,914	6,220
General and administrative (Note 13)	48,056	45,727	48,292
Costs associated with shareowner activism (Note 1)	3,000		
Restructuring charge (Note 2)			3,706
Interest expense	86,285	63,041	90,803
Depreciation and amortization	138,139	106,355	120,207
	$ 514,822	$ 424,286	$ 524,489
Nonoperating income (expense) (Notes 2, 7, and 10)	22,927	5,256	(42,807)
Income before income tax expense, equity in income of Unconsolidated Joint Ventures, and gain on dispositions, net of tax	$ 120,662	$ 138,142	$ 111,833
Income tax expense (Note 3)	(2,212)	(2,248)	(2,267)
Equity in income of Unconsolidated Joint Ventures (Note 5)	69,701	56,226	62,002
	$ 188,151	$ 192,120	$ 171,568
Gain on dispositions, net of tax (Note 2)		437	1,106,554
Net income	$ 188,151	$ 192,557	$ 1,278,122
Net income attributable to noncontrolling interests (Note 9)	(55,538)	(58,430)	(385,109)
Net income attributable to Taubman Centers, Inc.	$ 132,613	$ 134,127	$ 893,013
Distributions to participating securities of TRG (Note 13)	(2,117)	(1,969)	(6,018)
Preferred stock dividends (Note 14)	(23,138)	(23,138)	(23,138)
Net income attributable to Taubman Centers, Inc. common shareowners	$ 107,358	$ 109,020	$ 863,857
Net income	$ 188,151	$ 192,557	$ 1,278,122
Other comprehensive income (Note 19):			
Unrealized loss on interest rate instruments and other	(4,308)	(13,668)	(18,004)
Cumulative translation adjustment	(17,339)	(15,279)	(7,193)
Reclassification adjustment for amounts recognized in net income	9,339	12,021	16,729
	$ (12,308)	$ (16,926)	$ (8,468)
Comprehensive income	$ 175,843	$ 175,631	$ 1,269,654
Comprehensive income attributable to noncontrolling interests	(51,927)	(53,458)	(382,825)
Comprehensive income attributable to Taubman Centers, Inc.	$ 123,916	$ 122,173	$ 886,829
Basic earnings per common share (Note 16)	$ 1.78	$ 1.78	$ 13.65
Diluted earnings per common share (Note 16)	$ 1.77	$ 1.76	$ 13.47

Diluted earnings per common share (Note 16)	$	1.77	$	1.76	$	13.47
Weighted average number of common shares outstanding – basic		60,363,416		61,389,113		63,267,800

See notes to consolidated financial statements.

F-6

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TAUBMAN CENTERS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2016, 2015, AND 2014
(in thousands, except share data)

| | Taubman Centers, Inc. Shareowners' Equity | | | | | | | | |
| | Preferred Stock | | Common Stock | | Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Dividends in Excess of Net Income | Non-Redeemable Noncontrolling Interests | Total Equity (Deficit) |
	Shares	Amount	Shares	Amount					
Balance, January 1, 2014	39,651,069	$ 25	63,101,614	$ 631	$796,787	$ (8,914)	$(908,656)	$ (95,533)	$(215,660)
Issuance of stock pursuant to Continuing Offer (Notes 13, 14, and 15)	(35,500)		35,500						—
Repurchase of common stock (Note 14)			(266)		(17)				(17)
Share-based compensation under employee and director benefit plans (Note 13)			187,561	2	18,930				18,932
Adjustments of noncontrolling interests (Note 9)					83	30		(113)	—
Contributions from noncontrolling interests								22,345	22,345
Dividends and distributions (Note 2)							(466,731)	(207,954)	(674,685)
Other	1,431				178		(814)	10	(626)
Net income							893,013	385,109	1,278,122
Other comprehensive income (Note 19):									
Unrealized loss on interest rate instruments and other						(12,783)		(5,221)	(18,004)
Cumulative translation adjustment						(5,148)		(2,045)	(7,193)
Reclassification adjustment for amounts recognized in net income						11,747		4,982	16,729
Balance, December 31, 2014	39,617,000	$ 25	63,324,409	$ 633	$815,961	$ (15,068)	$(483,188)	$ 101,580	$ 419,943
Issuance of stock pursuant to Continuing Offer (Notes 13, 14, and 15)	(72,061)		73,295	1	(1)				—
Repurchase of common stock (Note 14)			(3,460,796)	(35)	(252,598)				(252,633)
Share-based compensation under employee and director benefit plans (Note 13)			296,653	3	19,249				19,252
Adjustments of noncontrolling interests (Notes 9 and 18)					69,521	(198)		(78,619)	(9,296)
Dividends and distributions (Note 2)							(163,087)	(68,415)	(231,502)
Other					14		(598)		(584)
Net income							134,127	58,430	192,557
Other comprehensive income (Note 19):									
Unrealized loss on									

Unrealized loss on interest rate instruments and other						(9,653)		(4,015)	(13,668)
Cumulative translation adjustment						(10,790)		(4,489)	(15,279)
Reclassification adjustment for amounts recognized in net income						8,489		3,532	12,021
Balance, December 31, 2015	39,544,939	$ 25	60,233,561	$ 602	$652,146	$ (27,220)	$(512,746)	$ 8,004	$ 120,811

See notes to consolidated financial statements.

F-7

TAUBMAN CENTERS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2016, 2015, AND 2014
(in thousands, except share data)

	Taubman Centers, Inc. Shareowners' Equity								
	Preferred Stock		Common Stock		Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Dividends in Excess of Net Income	Non-Redeemable Noncontrolling Interests	Total Equity (Deficit)
	Shares	Amount	Shares	Amount					
Balance, December 31, 2015	39,544,939	$ 25	60,233,561	$ 602	$652,146	$ (27,220)	$(512,746)	$ 8,004	$120,811
Issuance of stock pursuant to Continuing Offer (Notes 13, 14, and 15)	(15,880)		15,880						—
Share-based compensation under employee and director benefit plans (Note 13)			181,172	2	17,028				17,030
Taubman Asia President redeemable equity adjustment (Note 9)					(13,854)				(13,854)
Adjustments of noncontrolling interests (Note 9)					1,959	1		(2,616)	(656)
Dividends and distributions (excludes $7,150 of distributions attributable to redeemable noncontrolling interest) (Note 9)							(168,988)	(200,754)	(369,742)
Other					2		(793)		(791)
Net income (excludes $656 of net loss attributable to redeemable noncontrolling interest) (Note 9)							132,613	56,194	188,807
Other comprehensive income (Note 19):									
Unrealized loss on interest rate instruments and other						(3,044)		(1,264)	(4,308)
Cumulative translation adjustment						(12,251)		(5,088)	(17,339)
Reclassification adjustment for amounts recognized in net income						6,598		2,741	9,339
Balance, December 31, 2016	39,529,059	$ 25	60,430,613	$ 604	$657,281	$ (35,916)	$(549,914)	$ (142,783)	$ (70,703)

See notes to consolidated financial statements.

F-8

TAUBMAN CENTERS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)

		Year Ended December 31				
		2016		2015		2014
Cash Flows From Operating Activities:						
Net income	$	188,151	$	192,557	$	1,278,122
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		138,139		106,355		120,207
Provision for bad debts		4,047		1,994		2,900
Gain on dispositions (Note 2)						(1,116,287)
Gain on sales of peripheral land		(1,827)				
Gain on SPG common shares conversion (Note 7)		(11,069)				
Debt extinguishment costs (Note 2)						36,372
Discontinuation of hedge accounting (Note 10)						7,763
Other		18,925		15,799		18,728
Increase (decrease) in cash attributable to changes in assets and liabilities:						
Receivables, restricted cash, deferred charges, and other assets		(32,833)		(15,636)		(595)
Accounts payable and other liabilities		1,490		6,616		16,476
Net Cash Provided By Operating Activities	$	305,023	$	307,685	$	363,686
Cash Flows From Investing Activities:						
Additions to properties	$	(504,864)	$	(440,678)	$	(442,991)
Proceeds from sales of peripheral land		11,258				
Cash drawn from (provided to) escrow related to center construction projects (Note 7)		(69,680)		28,857		(70,607)
Proceeds from dispositions, net of transaction costs (Note 2)						1,776,394
Contributions to Unconsolidated Joint Ventures		(79,976)		(97,293)		(45,974)
Contribution for acquisition of Country Club Plaza (Note 2)		(314,245)				
Distributions from Unconsolidated Joint Ventures in excess of income (Note 2)		234,913		5,755		68,388
Other		81		(1,762)		7,329
Net Cash Provided By (Used In) Investing Activities	$	(722,513)	$	(505,121)	$	1,292,539
Cash Flows From Financing Activities:						
Proceeds from (payments to) revolving lines of credit, net	$	234,700			$	(158,040)
Debt proceeds		758,991	$	1,198,640		163,779
Extinguishment of debt (Note 2)						(658,092)
Other debt payments		(367,527)		(578,790)		(106,844)
Debt issuance costs		(1,620)		(12,743)		(8,208)
Repurchase of common stock (Note 14)				(252,633)		(17)
Issuance of common stock and/or partnership units in connection with incentive plans		1,806		4,526		(943)
Distributions to noncontrolling interests (Note 9)		(207,904)		(68,415)		(207,954)
Distributions to participating securities of TRG		(2,117)		(1,969)		(6,018)
Contributions from noncontrolling interests		2,000				22,345
Cash dividends to preferred shareowners		(23,138)		(23,138)		(23,138)
Cash dividends to common shareowners (Note 2)		(143,733)		(137,830)		(437,665)
Net Cash Provided By (Used In) Financing Activities	$	251,458	$	127,648	$	(1,420,795)
Net Increase (Decrease) In Cash and Cash Equivalents	$	(166,032)	$	(69,788)	$	235,430
Cash and Cash Equivalents at Beginning of Year		206,635		276,423		40,993
Cash and Cash Equivalents at End of Year	$	40,603	$	206,635	$	276,423

Cash and Cash Equivalents at End of Year	$	40,603	$	206,635	$	276,423

Table of Contents

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Organization and Basis of Presentation

<u>General</u>

Taubman Centers, Inc. (the Company or TCO) is a Michigan corporation that operates as a self-administered and self-managed real estate investment trust (REIT). The Taubman Realty Group Limited Partnership (the Operating Partnership or TRG) is a majority-owned partnership subsidiary of TCO that owns direct or indirect interests in all of the Company's real estate properties. In this report, the term "Company" refers to TCO, the Operating Partnership, and/or the Operating Partnership's subsidiaries as the context may require. The Company engages in the ownership, management, leasing, acquisition, disposition, development, and expansion of regional and super-regional retail shopping centers and interests therein. The Company's owned portfolio as of December 31, 2016 included 23 urban and suburban shopping centers operating in 11 U.S. states, Puerto Rico, South Korea, and China.

Taubman Properties Asia LLC and its subsidiaries (Taubman Asia), which is the platform for the Company's operations and developments in China and South Korea, is headquartered in Hong Kong.

Dollar amounts presented in tables within the notes to the financial statements are stated in thousands, except share data or as otherwise noted.

<u>Consolidation</u>

The consolidated financial statements of the Company include all accounts of the Company, the Operating Partnership, and its consolidated subsidiaries, including The Taubman Company LLC (the Manager) and Taubman Asia. All intercompany transactions have been eliminated. The entities included in these consolidated financial statements are separate legal entities and maintain records and books of account separate from any other entity. However, inclusion of these separate entities in the consolidated financial statements does not mean that the assets and credit of each of these legal entities are available to satisfy the debts or other obligations of any other such legal entity included in the consolidated financial statements.

Investments in entities not controlled but over which the Company may exercise significant influence (Unconsolidated Joint Ventures or UJVs) are accounted for under the equity method. The Company has evaluated its investments in the Unconsolidated Joint Ventures under guidance for determining whether an entity is a variable interest entity and has concluded that the ventures are not variable interest entities. Accordingly, the Company accounts for its interests in these entities under general accounting standards for investments in real estate ventures (including guidance for determining effective control of a limited partnership or similar entity). The Company's partners or other owners in these Unconsolidated Joint Ventures have substantive participating rights including approval rights over annual operating budgets, capital spending, financing, admission of new partners/members, or sale of the properties and the Company has concluded that the equity method of accounting is appropriate for these interests. Specifically, the Company's 79% and 50.1% investments in Westfarms and International Plaza, respectively, are through general partnerships in which the other general partners have participating rights over annual operating budgets, capital spending, refinancing, or sale of the property. The Company provides its beneficial interest in certain financial information of its Unconsolidated Joint Ventures (Notes 5 and 8). This beneficial information is derived as the Company's ownership interest in the investee multiplied by the specific financial statement item being presented. Investors are cautioned that deriving the Company's beneficial interest in this manner may not accurately depict the legal and economic implications of holding a noncontrolling interest in the investee.

In 2016, the Company adopted Accounting Standards Update (ASU) No. 2015-02, "Amendments to the Consolidation Analysis." This standard amends certain guidance applicable to the consolidation of various legal entities, including variable interest entities (VIE). The Company evaluated the application of the ASU and concluded that no change was required to its accounting or reporting for any of its interests in less than wholly owned joint ventures. However, under the new guidance all of the Company's consolidated joint ventures, including the Operating Partnership, now meet the definition and criteria as VIEs. The Company or an affiliate of the Company is the primary beneficiary of each VIE.

Table of Contents
TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In determining the method of accounting for partially owned joint ventures, the Company evaluates the characteristics of associated entities and determines whether an entity is a VIE, and, if so, determines whether the Company is the primary beneficiary by analyzing whether the Company has both the power to direct the entity's significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. Significant judgments and assumptions inherent in this analysis include the nature of the entity's operations, the entity's financing and capital structure, and contractual relationship and terms, including consideration of governance and decision making rights. The Company consolidates a VIE when it has determined that it is the primary beneficiary.

The Company's sole significant asset is its investment in the Operating Partnership and, consequently, substantially all of the Company's consolidated assets and liabilities are assets and liabilities of the Operating Partnership. All of the Company's debt (Note 8) is an obligation of the Operating Partnership or its consolidated subsidiaries. Note 8 also provides disclosure of guarantees provided by the Operating Partnership to certain consolidated joint ventures. Note 9 provides additional disclosures of the carrying balance of the noncontrolling interests in its consolidated joint ventures and other information, including a description of certain rights of the noncontrolling owners.

The Operating Partnership

At December 31, 2016 and 2015, the Operating Partnership's equity included two classes of preferred equity (Series J and K Preferred Equity) and the net equity of the partnership unitholders (Note 14). Net income and distributions of the Operating Partnership are allocable first to the preferred equity interests, and the remaining amounts to the general and limited partners in the Operating Partnership in accordance with their percentage ownership. The Series J and K Preferred Equity are owned by the Company and are eliminated in consolidation.

The partnership equity of the Operating Partnership and the Company's ownership therein are shown below:

Year	TRG units outstanding at December 31	TRG units owned by TCO at December 31 (1)	TRG units owned by noncontrolling interests at December 31	TCO's % interest in TRG at December 31	TCO's average interest % in TRG
2016	85,476,892	60,430,613	25,046,279	71%	71%
2015	85,295,720	60,233,561	25,062,159	71	71
2014	88,459,859	63,324,409	25,135,450	72	72

(1) There is a one-for-one relationship between TRG units owned by TCO and TCO common shares outstanding; amounts in this column are equal to TCO's common shares outstanding as of the specified dates.

Outstanding voting securities of the Company at December 31, 2016 consisted of 25,029,059 shares of Series B Preferred Stock (Note 14) and 60,430,613 shares of common stock.

Revenue Recognition

Shopping center space is generally leased to tenants under short and intermediate term leases that are accounted for as operating leases. Minimum rents are recognized on the straight-line method. Percentage rent is accrued when lessees' specified sales targets have been met. For traditional net leases, where tenants reimburse the landlord for an allocation of reimbursable costs incurred, the Company recognizes revenue in the period the applicable costs are chargeable to tenants. For tenants paying a fixed common area maintenance charge (which typically includes fixed increases over the lease term), the Company recognizes revenue on a straight-line basis over the lease terms. Management, leasing, and development revenue is recognized as services are rendered, when fees due are determinable, and collectibility is reasonably assured. Fees for management, leasing, and development services are established under contracts and are generally based on negotiated rates, percentages of cash receipts, and/or actual costs incurred. Fixed-fee development services contracts are generally accounted for under the percentage-of-completion method, using cost to cost measurements of progress. Profits on real estate sales are recognized whenever (1) a sale is consummated, (2) the buyer has demonstrated an adequate commitment to pay for the property, (3) the Company's receivable is not subject to future subordination, and (4) the Company has transferred to the buyer the risks and rewards of ownership. Other revenues, including fees paid by tenants to terminate their leases, are recognized when fees due are determinable, no further actions or services are required to be performed by the Company, and collectibility is reasonably assured. Taxes assessed by government authorities on revenue-producing transactions, such as sales, use, and value-added taxes, are primarily accounted for on a net basis on the Company's income statement. See Note 21 - New Accounting Pronouncements, for the Company's evaluation of the impact of ASU No. 2014-09, "Revenue from Contracts with Customers".

statement. See Note 21 - New Accounting Pronouncements, for the Company's evaluation of the impact of ASU No. 2014-09, "Revenue's from Contracts with Customers."

Table of Contents

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Allowance for Doubtful Accounts and Notes

The Company records a provision for losses on accounts receivable to reduce them to the amount estimated to be collectible. The Company records a provision for losses on notes receivable to reduce them to the present value of expected future cash flows discounted at the loans' effective interest rates or the fair value of the collateral if the loans are collateral dependent.

Depreciation and Amortization

Buildings, improvements, and equipment are primarily depreciated on straight-line bases over the estimated useful lives of the assets, which generally range from 3 to 50 years. Capital expenditures that are recoverable from tenants are generally depreciated over the estimated recovery period. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. Tenant allowances are depreciated on a straight-line basis over the shorter of the useful life of the leasehold improvements or the lease term. Deferred leasing costs are amortized on a straight-line basis over the lives of the related leases. In the event of early termination of such leases, the unrecoverable net book values of the assets are recognized as depreciation and amortization expense in the period of termination.

Capitalization

Direct and indirect costs that are clearly related to the acquisition, development, construction, and improvement of properties are capitalized. Compensation costs are allocated based on actual time spent on a project. Costs incurred on real estate for ground leases, property taxes, insurance, and interest costs for qualifying assets are capitalized during periods in which activities necessary to get the property ready for its intended use are in progress.

The viability of all projects under construction or development, including those owned by Unconsolidated Joint Ventures, are regularly evaluated on an individual basis under the accounting for abandonment of assets or changes in use. To the extent a project, or individual components of the project, are no longer considered to have value, the related capitalized costs are charged against operations. Additionally, all properties are reviewed for impairment on an individual basis whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Impairment of a shopping center owned by consolidated entities is recognized when the sum of expected cash flows (undiscounted and without interest charges) is less than the carrying value of the property. Other than temporary impairment of an investment in an Unconsolidated Joint Venture is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value, including the results of discounted cash flow and other valuation techniques. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

In the fourth quarter of 2015, the Company recognized an impairment charge on previously capitalized pre-development costs related to its enclosed regional mall project that was intended to be part of the Miami Worldcenter mixed-use, urban development in Miami, Florida (Note 5).

In leasing a shopping center space, the Company may provide funding to the lessee through a tenant allowance. In accounting for a tenant allowance, the Company determines whether the allowance represents funding for the construction of leasehold improvements and evaluates the ownership, for accounting purposes, of such improvements. If the Company is considered the owner of the leasehold improvements for accounting purposes, the Company capitalizes the amount of the tenant allowance and depreciates it over the shorter of the useful life of the leasehold improvements or the lease term. If the tenant allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements for accounting purposes, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation usually include (1) who holds legal title to the improvements, (2) evidentiary requirements concerning the spending of the tenant allowance, and (3) other controlling rights provided by the lease agreement (e.g. unilateral control of the tenant space during the build-out process). Determination of the accounting for a tenant allowance is made on a case-by-case basis, considering the facts and circumstances of the individual tenant lease. Substantially all of the Company's tenant allowances have been determined to be leasehold improvements.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of 90 days or less at the date of purchase. The Company deposits cash and cash equivalents with institutions with high credit quality. From time to time, cash and cash equivalents may be in excess of FDIC insurance limits. Substantially all cash equivalents at December 31, 2016 were not insured or guaranteed by the FDIC or any other government agency and were invested across three separate financial institutions as of December 31, 2016.

or any other government agency and were invested across three separate financial institutions as of December 31, 2016.

Table of Contents

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company is required to escrow cash balances for specific uses stipulated by certain of its lenders and other various agreements. As of December 31, 2016 and 2015, the Company's cash balances restricted for these uses were $0.9 million and $6.4 million, respectively. Included in restricted cash is $0.7 million at December 31, 2016 on deposit in excess of the FDIC insured limit.

Acquisitions

The Company recognizes the assets acquired, the liabilities assumed, and any noncontrolling interests in the acquiree at their fair values as of the acquisition date. The cost of acquiring a controlling ownership interest or an additional ownership interest (if not already consolidated) is allocated to the tangible assets acquired (such as land and building) and to any identifiable intangible assets based on their estimated fair values at the date of acquisition. The fair value of a property is determined on an "as-if-vacant" basis. Management considers various factors in estimating the "as-if-vacant" value including an estimated lease up period, lost rents, and carrying costs. The identifiable intangible assets would include the estimated value of "in-place" leases, above and below market "in-place" leases, and tenant relationships. The portion of the purchase price that management determines should be allocated to identifiable intangible assets is amortized in depreciation and amortization or as an adjustment to rental revenue, as appropriate, over the estimated life of the associated intangible asset (for instance, the remaining life of the associated tenant lease). The Company records goodwill when the cost of an acquired entity exceeds the net of the amounts assigned to assets acquired and liabilities assumed. Costs related to the acquisition of a controlling interest, including due diligence costs, professional fees, and other costs to effect an acquisition, are expensed as incurred.

Deferred Charges and Other Assets

Direct costs related to successful leasing activities are capitalized and amortized on a straight-line basis over the lives of the related leases. Cash expenditures for leasing costs are recognized in the Consolidated Statement of Cash Flows as operating activities. Debt issuance costs incurred in connection with the Company's revolving lines of credit are deferred and amortized on a straight line basis, which approximates the effective interest method. All other deferred charges are amortized on a straight-line basis over the terms of the agreements to which they relate.

In April 2015, the Financial Accounting Standards Board (FASB) issued ASU No. 2015-03, "Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs" which changed the presentation of debt issuance costs on the Consolidated Balance Sheet. In connection with the adoption of ASU No. 2015-03 on January 1, 2016, the Company retrospectively reclassified the December 31, 2015 Consolidated Balance Sheet to move $16.9 million of debt issuance costs out of Deferred Charges and Other Assets and into Notes Payable, Net as a direct deduction of the related debt liabilities. Prior to the reclassification, the Company reported $198.2 million and $2.644 billion within Deferred Charges and Other Assets and Notes Payable, respectively, on the Consolidated Balance Sheet as of December 31, 2015. In accordance with ASU No. 2015-15, the Company retained its current methodology for recording and presenting debt issuance costs incurred in connection with its revolving lines of credit and will continue to recognize those costs as Deferred Charges and Other Assets on the Consolidated Balance Sheet.

Share-Based Compensation Plans

The cost of share-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized over the requisite employee service period which is generally the vesting period of the grant. The Company recognizes compensation costs for awards with graded vesting schedules on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Company recognizes compensation costs for awards with net operating income performance conditions based on the grant date fair value of the award that coincides with the expected outcome of the condition, as updated for actual results (see "Note 13 - Share-Based Compensation - Net Operating Income Performance Based TRG Profits Units").

Interest Rate Hedging Agreements

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If a derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (OCI) and are recognized in the income statement when the hedged item affects income. Ineffective portions of changes in the fair value of a cash flow hedge are recognized in the Company's income generally as interest expense (Note 10).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company operates in such a manner as to qualify as a REIT under the applicable provisions of the Internal Revenue Code. To qualify as a REIT, the Company must distribute at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, to its shareowners and meet certain other requirements. As a REIT, the Company is entitled to a dividends paid deduction for the dividends it pays to its shareowners. Therefore, the Company will generally not be subject to federal income taxes under current Federal income tax law as long as it currently distributes to its shareowners an amount equal to or in excess of its taxable income. REIT qualification reduces but does not eliminate the amount of state and local taxes paid by the Company. In addition, a REIT may be subject to certain excise taxes if it engages in certain activities.

No provision for federal income taxes for consolidated partnerships has been made; as such taxes are the responsibility of the individual partners under current Federal income tax law. There are certain state income taxes incurred which are provided for in the Company's financial statements.

The Company has made Taxable REIT Subsidiary (TRS) elections for all of its corporate subsidiaries pursuant to section 856 (I) of

's financial statements.

Deferred tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws. Deferred tax assets are reduced by a valuation allowance to the amount where realization is more likely than not assured after considering all available evidence, including expected taxable earnings. The Company's temporary differences primarily relate to deferred compensation, depreciation, and net operating loss carryforwards.

Future changes to tax laws could affect the taxation of the REIT, partnerships and Taxable REIT subsidiaries, possibly having a significant impact on the current and deferred income taxes of the Company.

Noncontrolling Interests

Noncontrolling interests in the Company are comprised of the ownership interests of (1) noncontrolling interests in the Operating Partnership and (2) the noncontrolling interests in joint ventures controlled by the Company through ownership or contractual arrangements. Consolidated net income and comprehensive income includes amounts attributable to the Company and the noncontrolling interests. Transactions that change the Company's ownership interest in a subsidiary are accounted for as equity transactions if the Company retains its controlling financial interest in the subsidiary.

The Company evaluates whether noncontrolling interests are subject to any redemption features outside of the Company's control that would result in presentation outside of permanent equity pursuant to general accounting standards regarding the classification and measurement of redeemable equity instruments. Certain noncontrolling interests in the Operating Partnership and consolidated ventures of the Company qualify as redeemable noncontrolling interests (Note 9). To the extent such noncontrolling interests are currently redeemable or it is probable that they will eventually become redeemable, these interests are adjusted to the greater of their redemption value or their carrying value at each balance sheet date.

Foreign Currency Translation

The Company has certain entities in Asia for which the functional currency is the local currency. The assets and liabilities of the entities are translated from their functional currency into U.S. Dollars at the rate of exchange in effect on the balance sheet date. Income statement accounts are generally translated using the average exchange rate for the period. Income statement amounts of significant transactions are translated at the rate in effect as of the date of the transaction. The Company's share of unrealized gains and losses resulting from the translation of the entities' financial statements are reflected in shareholders' equity as a component of Accumulated Other Comprehensive Income (Loss) in the Company's Consolidated Balance Sheet (Note 19).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segments and Related Disclosures

The Company has one reportable operating segment: it owns, develops, and manages regional shopping centers. The Company has aggregated its shopping centers into this one reportable segment, as the shopping centers share similar economic characteristics and other similarities. The shopping centers are located in major metropolitan areas, have similar tenants (most of which are global chains), are operated using consistent business strategies, and are expected to exhibit similar long-term financial performance. Net Operating Income (NOI) is often used by the Company's chief operating decision makers in assessing segment operating performance. NOI is believed to be a useful indicator of operating performance as it is customary in the real estate and shopping center business to evaluate the performance of properties on a basis unaffected by capital structure.

No single retail company represents 5% or more of the Company's revenues. The Company's consolidated revenues and assets do not have any material amounts derived from countries other than the United States, as the Company's investments in Asia are in Unconsolidated Joint Ventures that are accounted for under the equity method.

Costs Associated with Shareowner Activism

During the year ended December 31, 2016, the Company incurred $3.0 million of expense associated with activities related to a shareowner activist campaign, largely legal and advisory services. Due to the unusual and infrequent nature of these expenses in the Company's history, they have been separately classified in the Company's Consolidated Statement of Operations and Comprehensive Income.

Management's Responsibility to Evaluate the Company's Ability to Continue as a Going Concern

In connection with the Company's adoption of ASU No. 2014-15 "Presentation of Financial Statements - Going Concern" on January 1, 2016, when preparing financial statements for each annual and interim reporting period, management now has the responsibility to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued. No such conditions or events were identified as of the issuance date of the financial statements contained in this Annual Report on Form 10-K.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Acquisitions, Dispositions, Redevelopments, Developments, and Service Agreement

Acquisitions

Country Club Plaza

In March 2016, a joint venture that the Company formed with The Macerich Company acquired Country Club Plaza, a mixed-use retail and office property in Kansas City, Missouri, from Highwood Properties for $660 million ($330 million at TRG's share) in cash, excluding transaction costs. The Company has a 50% ownership interest in the center, which is jointly managed by both companies. The Company's ownership interest in the center is accounted for as an Unconsolidated Joint Venture under the equity method. The joint venture determined the fair value of assets acquired and liabilities assumed upon acquisition. Also, in March 2016, a 10-year, $320 million ($160 million at TRG's share) non-recourse financing was completed for this center. The proceeds from the financing were distributed to the joint venture partners based on the partnership agreement ownership percentages.

Purchase of U.S. Headquarters Building

In February 2014, the Company purchased the U.S. headquarters building located in Bloomfield Hills, Michigan for $16.1 million from an affiliate of the Taubman family. In exchange for the building, the Company assumed the $17.4 million, 5.90% fixed rate loan on the building, issued 1,431 Operating Partnership units (and a corresponding number of shares of Series B Preferred Stock), and received $1.4 million in escrowed and other cash from the affiliate. In March 2015, the Company refinanced the loan on the building (Note 8).

Dispositions

Sale of Centers to Starwood

In October 2014, the Company completed the disposition of seven shopping centers to an affiliate of the Starwood Capital Group (Starwood). The following centers (Sale Centers) were sold: MacArthur Center in Norfolk, Virginia, Stony Point Fashion Park in Richmond, Virginia, Northlake Mall in Charlotte, North Carolina, The Mall at Wellington Green in Wellington, Florida, The Shops at Willow Bend in Plano, Texas, The Mall at Partridge Creek in Clinton Township, Michigan, and Fairlane Town Center in Dearborn, Michigan. In 2014, the Company early adopted ASU No. 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" issued by the FASB. ASU No. 2014-08 changes the definition of a discontinued operation to include only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity's operations and financial results. Therefore, the results of the seven centers are in the Company's continuing operations prior to the October 2014 sale.

In connection with the sale, the Company received consideration of $1.4 billion. The proceeds were used to prepay or defease $623 million of property-level debt and accrued interest and to pay $51.2 million of transaction and debt extinguishment costs. The net cash proceeds were used to pay $424.3 million to shareholders and unitholders as a special dividend and distribution (Note 3). The debt extinguished consisted of four loans secured by Northlake Mall, The Mall at Wellington Green, MacArthur Center, and The Mall at Partridge Creek.

The Company recognized a gain of $629.7 million ($606.2 million at TRG's beneficial share) in 2014 as a result of the disposition of the Sale Centers. In addition, the Company recorded debt extinguishment costs of $36.4 million, ($36.0 million at TRG's beneficial share) which were classified as Nonoperating Income (Expense) on the Consolidated Statement of Operations and Comprehensive Income.

In 2014, the Company incurred $7.8 million of expenses ($7.4 million at TRG's beneficial share) related to the discontinuation of hedge accounting on the swap previously designated to hedge the MacArthur Center note payable. In addition, the Company incurred $3.3 million of disposition costs related to the Sale Centers. These expenses were included in Nonoperating Income (Expense) on the Consolidated Statement of Operations and Comprehensive Income.

As a result of the sale, the Company underwent a restructuring plan to reduce its workforce across various areas of the organization. In 2014, the Company incurred $3.7 million of expenses related to the reduction in workforce. These expenses were classified as Restructuring Charge on the Consolidated Statement of Operations and Comprehensive Income. As of December 31, 2016, all of the restructuring costs have been paid.

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TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

International Plaza

In January 2014, the Company sold a total of 49.9% of the Company's interests in the entity that owns International Plaza, including certain governance rights, for $499 million (excluding transaction costs), which consisted of $337 million of cash and approximately $162 million of beneficial interest in debt. The Company's ownership in the center decreased to a noncontrolling 50.1% interest, which is accounted for under the equity method subsequent to the disposition. During 2014, a gain of $368 million (net of tax of $9.7 million) was recognized as a result of the sale. In September 2015, an adjustment of $0.4 million was made, reducing the tax recognized as a result of the sale.

Arizona Mills/Oyster Bay

In January 2014, the Company completed the sale of its 50% interest in Arizona Mills, an Unconsolidated Joint Venture, and land in Syosset, New York related to the former Oyster Bay project, to Simon Property Group (SPG). The consideration, excluding transaction costs, consisted of $60 million of cash and 555,150 partnership units in Simon Property Group Limited Partnership. The number of partnership units received was determined based on a value of $154.91 per unit. The fair value of the partnership units recognized for accounting purposes was $77.7 million, after considering the one-year restriction on the sale of these partnership units (Note 17). The number of partnership units subsequently increased to 590,124, in lieu of the Company's participation in a distribution of certain partnership units of another entity by SPG and Simon Property Group Limited Partnership. The increase in the number of partnership units was neutral to the market value of the Company's holdings as of the transaction date. As a result of the sale, the Company was relieved of its $84 million share of the $167 million mortgage loan outstanding on Arizona Mills at the time of the sale. A gain of $109 million was recognized as a result of the transaction.

In December 2016, the Company converted 250,000 of these partnership units into SPG common shares. See Note 7 for additional information regarding this conversion. The Company's investment in the SPG common shares and the remaining investment in the partnership units are classified within Deferred Charges and Other Assets on the Consolidated Balance Sheet.

U.S. Redevelopments and Development

Redevelopments

The Company has ongoing redevelopment projects at Beverly Center and The Mall at Green Hills, which are expected to be completed in 2018 and 2019, respectively. In total, these two redevelopment projects are expected to cost approximately $700 million. As of December 31, 2016, the Company's total capitalized costs related to these redevelopment projects were $182.6 million.

International Market Place

International Market Place, a 0.3 million square foot center in Waikiki, Honolulu, Hawaii, opened in August 2016. The center is anchored by Saks Fifth Avenue. The Company owns a 93.5% interest in the project, which is subject to a participating ground lease. The Company is funding all costs of the development.

Asia Development

CityOn.Xi'an

The Company has a joint venture with Wangfujing Group Co., Ltd (Wangfujing), one of China's largest department store chains, which owns and manages an approximately 1.0 million square foot shopping center, CityOn.Xi'an, located at Xi'an Saigao City Plaza, a large-scale mixed-use development in Xi'an, China. The shopping center opened in April 2016. Also in April 2016, the joint venture effectively acquired the 40% noncontrolling interest in the project for approximately $150 million, increasing the partnership's interest to 100%. The Company's effective ownership in the center is 50% and its share of the purchase price for the additional interest was approximately $75 million. This investment is classified within Investment in Unconsolidated Joint Ventures on the Consolidated Balance Sheet.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CityOn.Zhengzhou

The Company also has a second joint venture with Wangfujing which owns a majority interest in and will manage an approximately 1.0 million square foot multi-level shopping center, CityOn.Zhengzhou, under construction in Zhengzhou, China. The center is scheduled to open in March 2017. In July 2016, the Company acquired an additional 17% interest in the project. As a result of the acquisition, the Company's effective ownership in the center is 49%. As of December 31, 2016, the Company's share of total project costs were $156.0 million, which was decreased by $10.1 million for the change in exchange rates. This investment is classified within Investment in Unconsolidated Joint Ventures on the Consolidated Balance Sheet.

Starfield Hanam

The Company's joint venture with Shinsegae Group, one of South Korea's largest retailers, owns and manages an approximately 1.7 million square foot shopping center, Starfield Hanam, located in Hanam, South Korea. The shopping center opened in September 2016. The Company has partnered with a major institution in Asia for a 49% ownership interest in Starfield Hanam. The institutional partner owns 14.7% of the project, bringing the Company's effective ownership to 34.3%. This investment is classified within Investment in Unconsolidated Joint Ventures on the Consolidated Balance Sheet.

Service Agreement

The Shops at Crystals

In April 2016, the third party leasing agreement for The Shops at Crystals was terminated in connection with a change in ownership of the center. As a result, the Company recognized management, leasing, and development services revenue for the lump sum payment of $21.7 million received in May 2016 in connection with the termination.

F-18

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Income Taxes

Income Tax Expense

The Company's income tax expense (benefit) for the years ended December 31, 2016, 2015, and 2014 consisted of the following:

		2016		2015		2014
Federal current	$	2,238	$	1,931	$	8,036
Federal deferred		(1,310)		(34)		1,354
Foreign current		404		628		1,300
Foreign deferred		293		(114)		(48)
State current		782		(528)		1,361
State deferred		(195)		(72)		(3)
Total income tax expense	$	2,212	$	1,811	$	12,000
Less income tax (expense) benefit allocated to Gain on Dispositions [1]				437		(9,733)
Income tax expense as reported on the Consolidated Statement of Operations and Comprehensive Income	$	2,212 [2]	$	2,248	$	2,267

(1) Amount represents the income taxes incurred as part of the Company's sale of interests in International Plaza in January 2014. The tax on the sale is classified within Gain on Dispositions, Net of Tax on the Consolidated Statement of Operations and Comprehensive Income. In September 2015, an adjustment of $0.4 million was made to reduce the tax recognized as a result of the sale.

(2) Includes $0.5 million of income taxes recognized at the time of conversion of a portion of the Company's investment in partnership units in Simon Property Group Limited Partnership to common shares of SPG (Note 7).

Net Operating Loss Carryforwards

As of December 31, 2016, the Company had a foreign net operating loss carryforward of $5.4 million. Of the $5.4 million, $0.1 million had a carryforward period of 10 years and the remaining had an indefinite carryforward period.

Deferred Taxes

Deferred tax assets and liabilities as of December 31, 2016 and 2015 were as follows:

		2016		2015
Deferred tax assets:				
Federal	$	3,230	$	1,427
Foreign		1,673		1,676
State		935		944
Total deferred tax assets	$	5,838	$	4,047
Valuation allowances		(1,812)		(1,913)
Net deferred tax assets	$	4,026	$	2,134
Deferred tax liabilities:				
Federal			$	602
Foreign	$	1,124		501
State				70
Total deferred tax liabilities	$	1,124	$	1,173

The Company believes that it is more likely than not the results of future operations will generate sufficient taxable income to recognize the net deferred tax assets. These future operations are primarily dependent upon the Manager's profitability, the timing and amounts of gains on peripheral land sales, the profitability of Taubman Asia's operations, and other factors affecting the results of operations of the Taxable REIT Subsidiaries. The valuation allowances relate to net operating loss carryforwards and tax basis differences where there is uncertainty regarding their realizability.

of operations of the Taxable REIT Subsidiaries. The valuation allowances relate to net operating loss carryforwards and tax basis differences where there is uncertainty regarding their realizability.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tax Status of Dividends

Dividends declared on the Company's common and preferred stock and their tax status are presented in the following tables. The tax status of the Company's dividends in 2016, 2015, and 2014 may not be indicative of future periods. The portion of the per share dividends paid in 2016 detailed in each table below as capital gains (long term and unrecaptured Sec. 1250) are designated as capital gain dividends as required by Internal Revenue Code Section 857 (b)(3)(c).

Year	Dividends per common share declared	Return of capital	Ordinary income	Long term capital gain	Unrecaptured Sec. 1250 capital gain
2016	$ 2.3800	$ —	$ 1.8427	$ 0.3929	$ 0.1444
2015	2.2600	0.0972	2.1621	0.0004	0.0003
2014	4.7500 [1]	0.7057	0.0000	1.8748 [2]	2.1695 [2]
2014	2.1600	0.3208	1.7773	0.0287 [2]	0.0332 [2]

(1)   Includes a special dividend of $4.75 per share of common stock declared and paid during December 2014, which was declared as a result of the Company's disposition of seven centers to Starwood in October 2014 (Note 2).

(2)   The portion of the per share common dividends paid on December 31, 2014 designated as capital gain (long term and unrecaptured Sec 1250) dividends for tax purposes is $0.0619 per share of the $0.54 dividend and $4.0443 per share of the $4.75 dividend).

Year	Dividends per Series J Preferred share declared	Ordinary income	Long term capital gain	Unrecaptured Sec. 1250 capital gain
2016	$ 1.6250	$ 1.2581	$ 0.2683	$ 0.0986
2015	1.6250	1.6245	0.0003	0.0002
2014	1.6250	0.49072	0.52580 [1]	0.60848 [1]

(1)   The portion of the per share Series J preferred dividends designated as capital gain (long term and unrecaptured Sec. 1250) for tax purposes is as follows; $0.32178 per share of the $0.40625 paid on June 30, 2014, $0.40625 per share of the $0.40625 paid on September 30, 2014, and $0.40625 per share of the $0.40625 paid on December 31, 2014.

Year	Dividends per Series K Preferred share declared	Ordinary income	Long term capital gain	Unrecaptured Sec. 1250 capital gain
2016	$ 1.56250	$ 1.2097	$ 0.2580	$ 0.0948
2015	1.56250	1.5620	0.0003	0.0002
2014	1.56250	0.47185	0.50558 [1]	0.58507 [1]

(1)   The portion of the per share Series K preferred dividends designated as capital gain (long term and unrecaptured Sec. 1250) for tax purposes is as follows; $0.30939 per share of the $0.39063 paid on June 30, 2014, $0.39063 per share of the $0.39063 paid on September 30, 2014, and $0.39063 per share of the $0.39063 paid on December 31, 2014.

Uncertain Tax Positions

The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2016. The Company has no material interest or penalties relating to income taxes recognized in the Consolidated Statement of Operations and Comprehensive Income for the years ended December 31, 2016, 2015, and 2014 or in the Consolidated Balance Sheet as of December 31, 2016 and 2015. As of December 31, 2016, returns for the calendar years 2013 through 2016 remain subject to examination by U.S. and various state and foreign tax jurisdictions.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Properties

Properties at December 31, 2016 and 2015 are summarized as follows:

	2016	2015
Land	$ 233,303	$ 243,870
Buildings, improvements, and equipment	3,639,256	3,107,338
Construction in process and pre-development costs	301,395	362,007
	$ 4,173,954	$ 3,713,215
Accumulated depreciation and amortization	(1,147,390)	(1,052,027)
	$ 3,026,564	$ 2,661,188

Depreciation expense for 2016, 2015, and 2014 was $130.4 million, $98.8 million, and $110.1 million, respectively.

The charge to operations in 2016, 2015, and 2014 for domestic and non-U.S. pre-development activities was $5.0 million, $4.3 million, and $4.2 million, respectively.

Note 5 - Investments in Unconsolidated Joint Ventures

General Information

The Company owns beneficial interests in joint ventures that own shopping centers. The Operating Partnership is the sole direct or indirect managing general partner or managing member of Fair Oaks, International Plaza, Stamford Town Center, Sunvalley, The Mall at University Town Center, and Westfarms. The Operating Partnership also provides certain management, leasing, and/or development services to the other shopping centers noted below.

Shopping Center	Ownership as of December 31, 2016 and 2015
CityOn.Xi'an [1]	50/30%
CityOn.Zhengzhou (under construction)	Note 2
Country Club Plaza [2]	50/0
Fair Oaks	50
International Plaza	50.1
The Mall at Millenia	50
Stamford Town Center	50
Starfield Hanam	34.3
Sunvalley	50
The Mall at University Town Center	50
Waterside Shops	50
Westfarms	79

(1) In April 2016, the joint venture effectively acquired the 40% noncontrolling interest in the project. As a result of the acquisition, the Company's effective ownership is 50% (Note 2).
(2) In March 2016, the Company acquired a 50% ownership interest in Country Club Plaza (Note 2).

The Company's carrying value of its Investment in Unconsolidated Joint Ventures differs from its share of the partnership or members' equity reported in the combined balance sheet of the Unconsolidated Joint Ventures due to (i) the Company's cost of its investment in excess of the historical net book values of the Unconsolidated Joint Ventures and (ii) the Operating Partnership's adjustments to the book basis, including intercompany profits on sales of services that are capitalized by the Unconsolidated Joint Ventures. The Company's additional basis allocated to depreciable assets is recognized on a straight-line basis over 40 years. The Operating Partnership's differences in bases are amortized over the useful lives or terms of the related assets and liabilities.

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TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In its Consolidated Balance Sheet, the Company separately reports its investment in Unconsolidated Joint Ventures for which accumulated distributions have exceeded investments in and net income of the Unconsolidated Joint Ventures. The net equity of certain joint ventures is less than zero because distributions are usually greater than net income, as net income includes non-cash charges for depreciation and amortization. In addition, any distributions related to refinancing of the centers further decrease the net equity of the centers.

The Mall at Miami Worldcenter

In 2015, the Company made a decision not to move forward with an enclosed regional mall that was intended to be part of the Miami Worldcenter mixed-use, urban development in Miami, Florida. As a result of this decision, an impairment charge of $11.8 million was recognized in the fourth quarter of 2015, which represents previously capitalized costs related to the pre-development of the enclosed mall plan. The impairment charge was recorded within Equity in Income of Unconsolidated Joint Ventures on the Consolidated Statement of Operations and Comprehensive Income.

Combined Financial Information

Combined balance sheet and results of operations information is presented in the following table for the Unconsolidated Joint Ventures, followed by the Operating Partnership's beneficial interest in the combined operations information. The combined information of the Unconsolidated Joint Ventures as of December 31, 2016 and 2015 excludes the balances of CityOn.Zhengzhou which is currently under construction (Note 2). In addition, the combined information of the Unconsolidated Joint Ventures as of December 31, 2015 excluded the balances of CityOn.Xi'an and Starfield Hanam, which were under construction as of December 31, 2015 (Note 2). Beneficial interest is calculated based on the Operating Partnership's ownership interest in each of the Unconsolidated Joint Ventures.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31 2016	December 31 2015
Assets:		
Properties (1)	$ 3,371,216	$ 1,628,492
Accumulated depreciation and amortization	(661,611)	(589,145)
	$ 2,709,605	$ 1,039,347
Cash and cash equivalents	83,882	36,047
Accounts and notes receivable, less allowance for doubtful accounts of $1,965 and $1,602 in 2016 and 2015	87,612	42,361
Deferred charges and other assets (2)	67,167	32,660
	$ 2,948,266	$ 1,150,415
Liabilities and accumulated deficiency in assets:		
Notes payable, net (2)(3)	$ 2,706,628	$ 1,994,298
Accounts payable and other liabilities	359,814	70,539
TRG's accumulated deficiency in assets	(166,226)	(512,256)
Unconsolidated Joint Venture Partners' accumulated deficiency in assets	48,050	(402,166)
	$ 2,948,266	$ 1,150,415
TRG's accumulated deficiency in assets (above)	$ (166,226)	$ (512,256)
TRG's investment in centers under construction (Note 2)	112,861	296,847
TRG basis adjustments, including elimination of intercompany profit	126,240	132,218
TCO's additional basis	51,070	53,016
Net Investment in Unconsolidated Joint Ventures	$ 123,945	$ (30,175)
Distributions in excess of investments in and net income of Unconsolidated Joint Ventures	480,863	464,086
Investment in Unconsolidated Joint Ventures	$ 604,808	$ 433,911

(1) The December 31, 2016 amount includes $63.5 million related to an office tower, which is expected to be sold in the first half of 2017

(2) The December 31, 2015 balance has been retrospectively adjusted in connection with the Company's adoption of ASU No. 2015-03 "Imputation of Interest: Simplifying the presentation of Debt Issuance Costs" (Note 1).

(3) The Notes Payable, net amount excludes the construction financing outstanding for CityOn.Zhengzhou of $70.5 million ($34.5 million at TRG's share) and $44.7 million ($14 2 million at TRG's share) as of December 31, 2016 and 2015, respectively. The balances presented also exclude the construction financing outstanding for Starfield Hanam of $52.9 million ($18.1 million at TRG's share) as of December 31, 2015, and the related debt issuance costs.

F-23

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TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		Year Ended December 31				
		2016		2015		2014
Revenues	$	477,458	$	378,280	$	338,017
Maintenance, taxes, utilities, promotion, and other operating expenses	$	172,325	$	118,909	$	106,249
Interest expense		103,973		85,198		74,806
Depreciation and amortization		95,051		55,318		47,377
Total operating costs	$	371,349	$	259,425	$	228,432
Nonoperating income (expense)		317		(1)		(22)
Income tax expense		(375)				
Net income	$	106,051	$	118,854	$	109,563
Net income attributable to TRG	$	61,561	$	65,384	$	60,690
Realized intercompany profit, net of depreciation on TRG's basis adjustments		10,086		4,542		3,258
Depreciation of TCO's additional basis		(1,946)		(1,946)		(1,946)
Beneficial interest in UJV impairment charge - Miami Worldcenter				(11,754)		
Equity in income of Unconsolidated Joint Ventures	$	69,701	$	56,226	$	62,002
Beneficial interest in Unconsolidated Joint Ventures' operations:						
Revenues less maintenance, taxes, utilities, promotion, and other operating expenses	$	178,009	$	147,905	$	132,652
Interest expense		(54,674)		(45,564)		(40,416)
Depreciation and amortization		(53,012)		(34,361)		(30,234)
Income tax expense		(622)				
Beneficial interest in UJV impairment charge - Miami Worldcenter				(11,754)		
Equity in income of Unconsolidated Joint Ventures	$	69,701	$	56,226	$	62,002

Related Party

TRG owns a 50% general partnership interest in Sunvalley, while the other 50% is controlled by the A. Alfred Taubman Restated Revocable Trust. A. Alfred Taubman was the former Chairman of the Board and the father of Robert S. and William S. Taubman. Sunvalley is subject to a ground lease on the land, which is 50% owned through an affiliate of TRG and 50% by an entity owned and controlled by Robert S. Taubman, William S. Taubman, and Gayle Taubman Kalisman. The Manager is the manager of the Sunvalley shopping center.

In 2016, the Company issued a note receivable to one of its Unconsolidated Joint Ventures for purposes of funding development costs. The balance of the note receivable was $43.2 million as of December 31, 2016 and was classified within Investments in Unconsolidated Joint Ventures on the Consolidated Balance Sheet and within Contributions to Unconsolidated Joint Ventures on the Consolidated Statement of Cash Flows.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Accounts and Notes Receivable

Accounts and notes receivable at December 31, 2016 and 2015 are summarized as follows:

		2016		2015
Trade	$	31,958	$	29,559
Notes		2,959		1,297
Straight-line rent and recoveries		29,568		26,665
	$	64,485	$	57,521
Less: Allowance for doubtful accounts		(4,311)		(2,974)
	$	60,174	$	54,547

Note 7 - Deferred Charges and Other Assets

Deferred charges and other assets at December 31, 2016 and 2015 are summarized as follows:

		2016		2015
Leasing costs	$	35,939	$	29,097
Accumulated amortization		(10,519)		(10,702)
	$	25,420	$	18,395
In-place leases, net		6,264		8,525
Investment in Simon Property Group Limited Partnership units (Notes 2 and 17) [1]		44,792		77,711
Investment in SPG common shares (Note 17) [1]		44,418		
Deferred financing costs, net [2]		3,995		5,823
Insurance deposit (Note 17)		15,440		14,346
Deposits		116,809		40,424
Prepaid expenses		4,557		6,622
Deferred tax asset, net		4,026		2,134
Other, net		10,007		7,324
	$	275,728	$	181,304

(1) In 2016, the Company converted 250,000 Simon Property Group Limited Partnership units to SPG common shares. See Simon Property Group Limited Partnership Unit Conversion discussion below.

(2) The December 31, 2015 balance has been retrospectively adjusted in connection with the Company's adoption of ASU No. 2015-03 "Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs" (Note 1).

As of both December 31, 2016 and 2015, the Company had $111.4 million and $37.0 million in restricted deposits related to its Asia investments.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Simon Property Group Limited Partnership Unit Conversion

In December 2016, the Company converted an investment in 250,000 Simon Property Group Limited Partnership units to SPG common shares. Upon conversion, the Company recognized an $11.1 million gain included within Nonoperating Income (Expense) in the Consolidated Statement of Operations and Comprehensive Income, which was calculated based on the change in fair value of the SPG share price at the date of conversion from the carrying value. The Simon Property Group Limited Partnership units were previously accounted for at cost. The SPG common shares are recorded in Deferred Charges and Other Assets on the Consolidated Balance Sheet at December 31, 2016 based on the common share price at year-end and are accounted for as available-for-sale marketable securities at fair value. Changes in fair value from conversion date to December 31, 2016 are recorded in Other Comprehensive Income in the Consolidated Statement of Operations and Comprehensive Income. The remaining Simon Property Group Limited Partnership units held as of December 31, 2016 are recorded in Deferred Charges and Other Assets on the Consolidated Balance Sheet at December 31, 2016 at historical book value per unit pursuant to cost method accounting.

Note 8 - Notes Payable, Net

Notes payable, net at December 31, 2016 and 2015 consist of the following:

	2016	2015	Stated Interest Rate	Maturity Date	Number of One Year Extension Options	Facility Amount
Cherry Creek Shopping Center	$ 550,000 [(1)]		3.85%	06/01/28		
Cherry Creek Shopping Center		$ 280,000	5.24%			
City Creek Center	80,269 [(2)]	81,756 [(2)]	4.37%	08/01/23		
The Gardens on El Paseo		81,920 [(3)]	6.10%			
Great Lakes Crossing Outlets	208,303	212,863	3.60%	01/06/23		
The Mall at Green Hills	150,000	150,000	LIBOR+1.60%	12/01/18	1	
International Market Place	257,052	92,169	LIBOR + 1.75%	08/14/18	2	$ 330,890
The Mall of San Juan	302,357	258,250	LIBOR + 2.00%	04/02/17	2	320,000
The Mall at Short Hills	1,000,000	1,000,000	3.48%	10/01/27		
U.S. Headquarters Building	12,000	12,000	LIBOR + 1.40% Swapped to 3.49%	03/01/24		
$65M Revolving Credit Facility	24,700		LIBOR + 1.40%	04/29/17		65,000 [(4)]
$1.1B Revolving Credit Facility	210,000 [(5)]	[(5)]	LIBOR + 1 30% [(5)]	02/28/19 [(5)]	1	1,100,000 [(5)]
$475M Unsecured Term Loan	475,000 [(6)]	475,000 [(6)]	LIBOR + 1.45% [(6)]	02/28/19		
Deferred Financing Costs, Net	(14,169)	(16,870)				
	$ 3,255,512	$2,627,088				

(1) Cherry Creek Shopping Center was refinanced in May 2016. The proceeds were used to repay the existing loan, with the remaining net proceeds distributed to the joint venture partners based on the partnership agreement ownership percentages.

(2) The Operating Partnership has provided a limited guarantee of the repayment of the City Creek Center loan, which could be triggered only upon a decline in center occupancy to a level that the Company believes is remote.

(3) Balance includes purchase accounting premium adjustment of $0.4 million in 2015 for an above market interest rate upon acquisition of the center in December 2011. In April 2016, the Company paid off the mortgage note payable on The Gardens on El Paseo.

(4) The unused borrowing capacity at December 31, 2016 was $34.0 million, after considering $6.3 million of letters of credit outstanding on the facility.

(5) TRG is the borrower under the $1.1 billion unsecured revolving credit facility. As of December 31, 2016 the interest rate on the facility was a range of LIBOR plus 1.15% to LIBOR plus 1.70% and a facility fee of 0.20% to 0.30% based on the Company's total leverage ratio. The unused borrowing capacity at December 31, 2016 was $890.0 million. In January 2017, the facility was refinanced (Note 22).

(6) TRG is the borrower under the $475 million unsecured term loan with an accordion feature to increase the borrowing capacity to $600 million, subject to certain conditions including having the borrowing capacity based on the unencumbered asset pool EBITDA and obtaining lender commitments. As of December 31, 2016, the Company cannot fully utilize the accordion feature unless additional assets are added to the unencumbered asset pool. The loan bears interest at a range of LIBOR plus 1.35% to LIBOR plus 1.90% based on the Company's total leverage ratio. The LIBOR rate is swapped to a fixed interest rate of 1.65%, resulting in an effective interest rate in the range of 3.00% to 3.55% (Note 10).

Notes payable are collateralized by properties with a net book value of $2.0 billion at December 31, 2016.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents scheduled principal payments on notes payable as of December 31, 2016:

2017	$	333,373 (1)
2018		413,615 (2)
2019		691,820 (3)
2020		7,058
2021		7,363
Thereafter		1,816,452
Total principal maturities	$	3,269,681
Net unamortized deferred financing costs		(14,169)
Total notes payable, net	$	3,255,512

(1) Includes $302.4 million with two, one-year extension options.
(2) Includes $257.1 million with two, one-year extension options and $150.0 million with a one-year extension option
(3) Includes $210.0 million with a one-year extension option.

2017 Maturities and Financings

The construction facility for The Mall of San Juan matures in April 2017. As of December 31, 2016, the outstanding balance of this construction facility was $302.4 million. The Company is currently evaluating options related to refinancing or paying off this construction facility.

The $65.0 million secured secondary revolving credit facility matures in April 2017. The Company expects to extend this facility for one year at maturity.

In February 2017, the Company completed a $300 million unsecured term loan that matures in February 2022. Also in February 2017, the Company amended its $1.1 billion unsecured revolving line of credit (Note 22).

Debt Covenants and Guarantees

Certain loan agreements contain various restrictive covenants, including the following corporate covenants on the Company's unsecured primary revolving line of credit, $475 million unsecured term loan, and the construction facilities on The Mall of San Juan and International Market Place: a minimum net worth requirement, a maximum total leverage ratio, a maximum secured leverage ratio, a minimum fixed charge coverage ratio, a maximum recourse secured debt ratio, and a maximum payout ratio. In addition, the Company's primary revolving line of credit and $475 million term loan have unencumbered pool covenants, which apply to Beverly Center, Dolphin Mall, and Twelve Oaks Mall on a combined basis as of December 31, 2016. These covenants include a minimum number and minimum value of eligible unencumbered assets, a maximum unencumbered leverage ratio, a minimum unencumbered interest coverage ratio, and a minimum unencumbered asset occupancy ratio. As of December 31, 2016, the corporate total leverage ratio was the most restrictive covenant. The Company was in compliance with all of its covenants and loan obligations as of December 31, 2016. The maximum payout ratio covenant limits the payment of distributions generally to 95% of funds from operations, as defined in the loan agreements, except as required to maintain the Company's tax status, pay preferred distributions, and for distributions related to the sale of certain assets. In February 2017, The Gardens on El Paseo was added as a guarantor to the $1.1 billion revolving line of credit and $475 million unsecured term loan. See Note 22 - Subsequent Events for further details.

In connection with the financing of the construction facility at International Market Place, the Operating Partnership has provided an unconditional guarantee of the construction loan principal balance and all accrued but unpaid interest during the term of the loan. The Operating Partnership has also provided a guarantee as to the completion of construction of the center. The maximum amount of the construction facility is $330.9 million. The outstanding balance of the International Market Place construction financing facility as of December 31, 2016 was $257.1 million. Accrued but unpaid interest as of December 31, 2016 was $0.5 million. The Company believes the likelihood of a payment under the guarantees to be remote.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the financing of the construction facility at The Mall of San Juan, the Operating Partnership has provided an unconditional guarantee of the construction loan principal balance and all accrued but unpaid interest during the term of the loan. In addition, the Operating Partnership has provided a guarantee as to the completion of the center. The maximum amount of the construction facility is $320 million. The outstanding balance of The Mall of San Juan construction financing facility as of December 31, 2016 was $302.4 million. Accrued but unpaid interest as of December 31, 2016 was $0.4 million. The Company believes the likelihood of a payment under the guarantees to be remote.

In connection with the $175 million additional financing at International Plaza, which is owned by an Unconsolidated Joint Venture, the Operating Partnership provided an unconditional and several guarantee of 50.1% of all obligations and liabilities related to an interest rate swap that was required on the debt for the term of the loan. As of December 31, 2016, the interest rate swap was in a liability position of $0.4 million and had unpaid interest of $0.2 million. The Company believes the likelihood of a payment under the guarantee to be remote.

Other

The Company is required to escrow cash balances for specific uses stipulated by certain of its lenders and other various agreements. As of December 31, 2016 and 2015, the Company's cash balances restricted for these uses were $0.9 million and $6.4 million, respectively.

Beneficial Interest in Debt and Interest Expense

The Operating Partnership's beneficial interest in the debt, capitalized interest, and interest expense of its consolidated subsidiaries and its Unconsolidated Joint Ventures is summarized in the following table. The Operating Partnership's beneficial interest in the consolidated subsidiaries excludes debt and interest related to the noncontrolling interests in Cherry Creek Shopping Center (50%), International Market Place (6.5%), and The Mall of San Juan (5%).

| | At 100% | | At Beneficial Interest | |
	Consolidated Subsidiaries	Unconsolidated Joint Ventures	Consolidated Subsidiaries	Unconsolidated Joint Ventures
Debt as of:				
December 31, 2016	$ 3,255,512	$ 2,777,162	$ 2,949,440	$ 1,425,511
December 31, 2015 [1]	2,627,088	2,087,552	2,468,451	1,116,395
Capitalized interest:				
Year Ended December 31, 2016	$ 21,864 [2]	$ 2,589 [3]	$ 21,728 [2]	$ 2,589 [3]
Year Ended December 31, 2015	31,112 [2]	792 [3]	30,130 [2]	543 [3]
Interest expense:				
Year Ended December 31, 2016	$ 86,285	$ 103,973	$ 75,954	$ 54,674
Year Ended December 31, 2015	63,041	85,198	56,076	45,564

(1) The December 31, 2015 balances have been retrospectively adjusted in connection with the Company's adoption of ASU No. 2015-03 "Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs" (Note 1).

(2) The Company capitalizes interest costs incurred in funding its equity contributions to development projects accounted for as Unconsolidated Joint Ventures. The capitalized interest cost is included in the Company's basis in its investment in Unconsolidated Joint Ventures. Such capitalized interest reduces interest expense in the Company's Consolidated Statement of Operations and Comprehensive Income and in the table above is included within Consolidated Subsidiaries.

(3) Capitalized interest on the Asia Unconsolidated Joint Venture construction loans is presented at the Company's beneficial interest in both the Unconsolidated Joint Ventures (at 100%) and Unconsolidated Joint Ventures (at Beneficial Interest) columns.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Noncontrolling Interests

Redeemable Noncontrolling Interests

Taubman Asia

In September 2016, the Company announced the appointment of Peter Sharp (Successor Asia President) as president of Taubman Asia, a consolidated subsidiary, succeeding René Tremblay (Former Asia President) effective January 1, 2017. The Former Asia President continues to be employed by the Company in other capacities.

The Former Asia President has an ownership interest in Taubman Asia. As of December 31, 2016, this interest entitled the Former Asia President to 5% of Taubman Asia's dividends, with 85% of his dividends being withheld as contributions to capital. These withholdings will continue until he contributes and maintains his capital consistent with his percentage ownership interest, including all capital funded by the Operating Partnership for Taubman Asia's operating and investment activities subsequent to the Former Asia President obtaining his ownership interest. The Operating Partnership has a preferred investment in Taubman Asia to the extent the Former Asia President has not yet contributed capital commensurate with his ownership interest. This preferred investment accrues an annual preferential return equal to the Operating Partnership's average borrowing rate (with the preferred investment and accrued return together being referred to herein as the preferred interest). In addition, Taubman Asia has the ability to call, and the Former Asia President has the ability to put, the Former Asia President's ownership interest upon specified terminations of the Former Asia President's employment, although such put or call right may not be exercised for specified time periods after certain termination events. The redemption price for the ownership interest is 50% (increasing to 100% as early as June 2017) of the fair value of the ownership interest less the amount required to return the Operating Partnership's preferred interest. The Company has determined that the Former Asia President's ownership interest in Taubman Asia qualifies as an equity award, considering its specific redemption provisions, and accounts for it as a contingently redeemable noncontrolling interest. The Company presents as temporary equity at each balance sheet date an estimate of the redemption value of the ownership interest, therefore falling into level 3 of the fair value hierarchy, taking into account the proportion of the Former Asia President's services rendered before he is fully vested. The carrying amount of this redeemable equity was $8.7 million and zero as of December 31, 2016 and 2015, respectively. Any adjustments to the redemption value are recorded through equity.

In April 2016, the Company reacquired half of the Former Asia President's ownership interest in Taubman Asia for $7.2 million. The Former Asia President contributed $2 million to Taubman Asia, which may be returned, in part or in whole, upon satisfaction of the re-evaluation of the full liquidation value of Taubman Asia as of April 2016; such re-evaluation will be performed at the Former Asia President's election on or after the third anniversary of the opening of specified Asia projects. The Former Asia President's remaining 5% interest is puttable beginning in 2019 at the earliest, upon reaching certain specified milestones, and was classified as Redeemable Noncontrolling Interest on the Consolidated Balance Sheet as of December 31, 2016. The $7.2 million acquisition price is reflected as a distribution to noncontrolling interests on the Consolidated Statement of Cash Flows.

The Successor Asia President also has a redeemable equity interest in Taubman Asia for which any future redemption value will be determined by new projects to be developed or acquired on or after January 1, 2017.

International Market Place

The Company owns a 93.5% controlling interest in a joint venture that owns International Market Place in Waikiki, Honolulu, Hawaii, which opened in August 2016. The 6.5% joint venture partner has no obligation nor the right to contribute capital. The Company is entitled to a preferential return on its capital contributions. The Company has the right to purchase the joint venture partner's interest and the joint venture partner has the right to require the Company to purchase the joint venture partner's interest after the third anniversary of the opening of the center, and annually thereafter. The purchase price of the joint venture partner's interest will be based on fair value. Considering the redemption provisions, the Company accounts for the joint venture partner's interest as a contingently redeemable noncontrolling interest with a carrying value of zero at both December 31, 2016 and 2015. Any adjustments to the redemption value are recorded through equity.

Table of Contents

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Redeemable Noncontrolling Interest

	2016
Balance, January 1	
Former Taubman Asia President vested redeemable equity	$ 13,854
Distributions	(7,150)
Contributions	2,000
Allocation of net loss	(656)
Adjustments of redeemable noncontrolling interest	656
Balance, December 31	$ 8,704

Equity Balances of Non-redeemable Noncontrolling Interests

The net equity balance of the non-redeemable noncontrolling interests as of December 31, 2016 and 2015 included the following:

	2016	2015
Non-redeemable noncontrolling interests:		
Noncontrolling interests in consolidated joint ventures	$ (155,919)	$ (23,569)
Noncontrolling interests in partnership equity of TRG	13,136	31,573
	$ (142,783)	$ 8,004

Net Income (Loss) Attributable to Noncontrolling Interests

Net income (loss) attributable to the noncontrolling interests for the years ended December 31, 2016, 2015, and 2014 included the following:

	2016	2015	2014
Net income (loss) attributable to non-redeemable noncontrolling interests:			
Non-redeemable noncontrolling interests:			
Noncontrolling share of income of consolidated joint ventures	$ 8,761	$ 11,222	$ 34,239
Noncontrolling share of income of TRG	47,433	47,208	350,870
	$ 56,194	$ 58,430	$ 385,109
Redeemable noncontrolling interest:	(656)		
	$ 55,538	$ 58,430	$ 385,109

Table of Contents

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Transactions

The following schedule presents the effects of changes in Taubman Centers, Inc.'s ownership interest in consolidated subsidiaries on Taubman Centers, Inc.'s equity for the years ended December 31, 2016, 2015, and 2014:

	2016	2015	2014
Net income attributable to Taubman Centers, Inc. common shareowners	$ 107,358	$ 109,020	$ 863,857
Transfers (to) from the noncontrolling interest:			
Increase in Taubman Centers, Inc.'s paid-in capital for the adjustments of noncontrolling interest [1]	1,959	69,521	83
Net transfers (to) from noncontrolling interests	1,959	69,521	83
Change from net income attributable to Taubman Centers, Inc. and transfers from noncontrolling interests	$ 109,317	$ 178,541	$ 863,940

(1) In 2016, 2015, and 2014, adjustments of the noncontrolling interest were made as a result of changes in the Company's ownership of the Operating Partnership in connection with the Company's share-based compensation under employee and director benefit plans (Note 13) and issuances of stock pursuant to the continuing offer (Note 15). In 2016, adjustments of the noncontrolling interest were also made in connection with the accounting for the former Asia President's redeemable ownership interest. In 2015 and 2014, adjustments of the noncontrolling interest were also made as a result of share repurchases (Note 14).

Finite Life Entities

Accounting Standards Codification Topic 480, "Distinguishing Liabilities from Equity" establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. At December 31, 2016, the Company held a controlling interest in a consolidated entity with a specified termination date in 2083. The noncontrolling owners' interest in this entity is to be settled upon termination by distribution or transfer of either cash or specific assets of the underlying entity. The estimated fair value of this noncontrolling interest was $360.0 million at December 31, 2016, compared to a book value of $(155.9) million that is classified in Noncontrolling Interests in the Company's Consolidated Balance Sheet. The fair value of the noncontrolling interest was calculated as the noncontrolling interest's ownership shares of the underlying property's fair value. The property's fair value was estimated by considering its in-place net operating income, current market capitalization rate, and mortgage debt outstanding.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - Derivative and Hedging Activities

Risk Management Objective and Strategies for Using Derivatives

The Company uses derivative instruments, such as interest rate swaps and interest rate caps, primarily to manage exposure to interest rate risks inherent in variable rate debt and refinancings. The Company may also enter into forward starting swaps or treasury lock agreements to set the effective interest rate on a planned fixed rate financing. The Company's interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium. In a forward starting swap or treasury lock agreement that the Company cash settles in anticipation of a fixed rate financing or refinancing, the Company will receive or pay an amount equal to the present value of future cash flow payments based on the difference between the contract rate and market rate on the settlement date.

The Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedging instruments under the accounting requirements for derivatives and hedging.

As of December 31, 2016, the Company had the following outstanding derivatives that were designated and are expected to be effective as cash flow hedges of the interest payments and/or the currency exchange rate on the associated debt.

Instrument Type	Ownership	Notional Amount	Swap Rate	Credit Spread on Loan	Total Swapped Rate on Loan	Maturity Date
Consolidated Subsidiaries:						
Receive variable (LIBOR)/pay-fixed swap [1]	100%	$ 200,000	1.64%	1.45% [1]	3.09% [1]	February 2019
Receive variable (LIBOR)/pay-fixed swap [1]	100%	175,000	1.65%	1.45% [1]	3.10% [1]	February 2019
Receive variable (LIBOR)/pay-fixed swap [1]	100%	100,000	1.64%	1.45% [1]	3.09% [1]	February 2019
Receive variable (LIBOR)/pay-fixed swap [2]	100%	12,000	2.09%	1.40%	3.49%	March 2024
Unconsolidated Joint Ventures:						
Receive variable (LIBOR)/pay-fixed swap [3]	50%	132,534	2.40%	1.70%	4.10%	April 2018
Receive variable (LIBOR)/pay-fixed swap [3]	50%	132,534	2.40%	1.70%	4.10%	April 2018
Receive variable (LIBOR)/pay-fixed swap [4]	50.1%	168,983	1.83%	1.75%	3.58%	December 2021
Receive variable (LIBOR) USD/pay-fixed KRW cross-currency interest rate swap [5]	34.3%	52,065 USD / 60,500,000 KRW	1.52%	1.60%	3.12%	September 2020

(1) The hedged forecasted transaction for each of these swaps is the first previously unhedged one-month LIBOR-indexed interest payments accrued and made each month on a debt principal amount equal to the swap notional amount, regardless of the specific debt agreement from which they may flow. The Company is currently using these swaps to manage interest rate risk on the $475 million unsecured term loan. The credit spread on this loan can also vary within a range of 1.35% to 1.90%, depending on the Company's leverage ratio at the measurement date.
(2) The notional amount on this swap is equal to the outstanding principal balance of the floating rate loan on the U.S. headquarters building.
(3) The notional amount on each of these swaps is equal to 50% of the outstanding principal balance of the loan on Fair Oaks
(4) The notional amount on this swap is equal to the outstanding principal balance of the floating rate loan on International Plaza.
(5) The notional amount on this swap is equal to the outstanding principal balance of the U.S. dollar construction loan for Starfield Hanam. There is a cross-currency interest rate swap to fix the interest rate on the loan and swap the related principal and interest payments from U.S. dollars to KRW in order to reduce the impact of fluctuations in interest rates and exchange rates on the cash flows of the joint venture. The currency swap exchange rate is 1,162.0.

swap exchange rate is 1,162.0.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Flow Hedges

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the unrealized gain or loss on the derivative is reported as a component of OCI. The ineffective portion of the change in fair value, if any, is recognized directly in earnings. Net realized gains or losses resulting from derivatives that were settled in conjunction with planned fixed rate financings or refinancings continue to be included in Accumulated Other Comprehensive Income (Loss) (AOCI) during the term of the hedged debt transaction.

Amounts reported in AOCI related to currently outstanding interest rate derivatives are recognized as an adjustment to income as interest payments are made on the Company's variable-rate debt. Realized gains or losses on settled derivative instruments included in AOCI are recognized as an adjustment to income over the term of the hedged debt transaction. Amounts reported in AOCI related to the cross-currency interest rate swap are recognized as an adjustment to income as transaction gains or losses arising from the remeasurement of foreign currency denominated loans are recognized and as actual interest and principal obligations are repaid.

The Company expects that approximately $6.0 million of the AOCI of Taubman Centers, Inc. and the noncontrolling interests will be reclassified from AOCI and recognized as a reduction of income in the following 12 months.

The following tables present the effect of derivative instruments on the Company's Consolidated Statement of Operations and Comprehensive Income for the years ended December 31, 2016, 2015, and 2014. The tables include the amount of gains or losses on outstanding derivative instruments recognized in OCI in cash flow hedging relationships and the location and amount of gains or losses reclassified from AOCI into income resulting from outstanding derivative instruments.

During the years ended December 31, 2016 and 2015, the Company recognized $0.3 million of hedge ineffectiveness income and $0.3 million of hedge ineffectiveness expense, respectively, related to the swaps used to hedge the unsecured term loan. The hedge ineffectiveness for both periods was recorded in Nonoperating Income (Expense) on the Consolidated Statement of Operations and Comprehensive Income. In addition, during the year ended December 31, 2015, the Company recorded a loss of $0.2 million of hedge ineffectiveness expense in Equity in Income of Unconsolidated Joint Ventures on the Consolidated Statement of Operations and Comprehensive Income related to the Starfield Hanam swap prior to its hedge inception in September 2015 and an immaterial amount of hedge ineffectiveness expense after hedge inception. During the year ended December 31, 2014, the Company had an immaterial amount of hedge ineffectiveness expense related to the swap on MacArthur Center (prior to discontinuation of hedge accounting (Note 2)) recorded as Nonoperating Income (Expense) on the Consolidated Statement of Operations and Comprehensive Income.

	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)			Location of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from AOCI into Income (Effective Portion)		
	2016	2015	2014		2016	2015	2014
Derivatives in cash flow hedging relationships:							
Interest rate contracts – consolidated subsidiary [1]				Nonoperating Income (Expense) [1]			$ (4,880)
Interest rate contracts – consolidated subsidiaries [1]	$ 2,234	$ (1,730)	$ (7,362)	Interest Expense [1]	$ (5,823)	$ (7,211)	(8,663)
Interest rate contracts – UJVs	2,478	71	893	Equity in Income of UJVs	(3,775)	(4,489)	(3,186)
Cross-currency interest rate swap – UJV	(109)	12		Equity in Income of UJVs	259	(321)	
Total derivatives in cash flow hedging relationships	$ 4,603	$ (1,647)	$ (6,469)		$ (9,339)	$ (12,021)	$ (16,729)

(1) Includes the MacArthur Center swap for the period that it was effective as a hedge until June 2014, when hedge accounting was discontinued.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company records all derivative instruments at fair value in the Consolidated Balance Sheet. The following table presents the location and fair value of the Company's derivative financial instruments as reported in the Consolidated Balance Sheet as of December 31, 2016 and 2015.

| | | Fair Value | |
	Consolidated Balance Sheet Location	December 31 2016	December 31 2015
Derivatives designated as hedging instruments:			
Asset derivative:			
Cross-currency interest rate swap - UJV	Investment in UJVs	381	
Total assets designated as hedging instruments		$ 381	$ —
Liability derivatives:			
Interest rate contracts – consolidated subsidiaries	Accounts Payable and Accrued Liabilities	$ (3,548)	$ (6,077)
Interest rate contracts – UJVs	Investment in UJVs	(2,496)	(4,974)
Cross-currency interest rate swap - UJV	Investment in UJVs		(11)
Total liabilities designated as hedging instruments		$ (6,044)	$ (11,062)

Contingent Features

All of the Company's outstanding derivatives contain provisions that state if the hedged entity defaults on its indebtedness above a certain threshold, then the derivative obligation could also be declared in default. The cross default thresholds vary for each agreement, ranging from $0.1 million of any indebtedness to $50 million of recourse indebtedness on the Company or the Operating Partnership's indebtedness. As of December 31, 2016, the Company is not in default on any indebtedness that would trigger a credit-risk-related default on its current outstanding derivatives.

As of December 31, 2016 and 2015, the fair value of derivative instruments with credit-risk-related contingent features that are in a liability position was $6.0 million and $11.1 million, respectively. As of December 31, 2016 and 2015, the Company was not required to post any collateral related to these agreements. If the Company breached any of these provisions it would be required to settle its obligations under the agreements at their fair value. See Note 8 regarding guarantees and Note 17 for fair value information on derivatives.

MacArthur Center Swap in Connection with Starwood Disposition

Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

In June 2014, in connection with entering into the Starwood Purchase and Sale Agreement, the Company discontinued hedge accounting on the MacArthur Center swap and accelerated the reclassification of amounts in AOCI to earnings as a result of it becoming probable that the center's debt would be early extinguished and the hedged interest payments would not occur. The accelerated amount was a loss of $4.9 million recorded as a component of Nonoperating Income (Expense) on the Consolidated Statement of Operations and Comprehensive Income. The Company also recorded a loss of $2.9 million to Nonoperating Income (Expense) for the year ended December 31, 2014 for changes in the fair value of this swap subsequent to the June 2014 discontinuation of hedge accounting. In October 2014, this swap was terminated and the debt was paid off with the proceeds from the sale to Starwood (Note 2). As of December 31, 2016 and 2015, the Company does not have any derivatives not designated as hedging instruments.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - Leases

Shopping center space is leased to tenants and certain anchors pursuant to lease agreements. Tenant leases typically provide for minimum rent, percentage rent, and other charges to cover certain operating costs. Future minimum rent under operating leases in effect at December 31, 2016 for operating centers assuming no new or renegotiated leases or option extensions on anchor agreements, is summarized as follows:

2017	$	320,396
2018		301,957
2019		278,918
2020		247,691
2021		210,121
Thereafter		651,688

Certain shopping centers, as lessees, have ground and building leases expiring at various dates through the year 2104. In addition, one center has an option to extend the term for three 10-year periods and another center has the option to extend the lease term for one additional 10-year period. Ground rent expense is recognized on a straight-line basis over the lease terms.

The Company also leases certain of its office facilities and certain equipment. Office facility and equipment leases expire at various dates through the year 2021.

Rental expense on a straight-line basis under operating leases was $15.1 million in 2016, $15.4 million in 2015, and $12.6 million in 2014. Included in these amounts are related party office rental expense of $0.2 million in 2014. The amounts were incurred prior to the Company's purchase of the U.S. headquarters building in February 2014 (Note 2), which was previously rented from an affiliate of the Taubman family. Contingent rent expense under operating leases was $1.7 million in 2014. There was no contingent rent expense under operating leases in 2015 or 2016. Payables representing straight-line rent adjustments under lease agreements were $59.3 million and $52.6 million, as of December 31, 2016 and 2015, respectively.

The following is a schedule of future minimum rental payments required under operating leases:

2017	$	15,833
2018		14,597
2019		14,113
2020		13,181
2021		12,575
Thereafter		751,191

The Company owns the retail space subject to a long-term participating lease at City Creek Center, a mixed-use project in Salt Lake City, Utah. City Creek Reserve, Inc. (CCRI), an affiliate of the LDS Church is the participating lessor. The Company owns 100% of the leasehold interest in the retail buildings and property. CCRI has an option to purchase the Company's interest at fair value at various points in time over the term of the lease. In addition to the minimum rent included in the table above, the Company pays contingent rent based on the performance of the center.

International Market Place, a regional mall located in Waikiki, Honolulu, Hawaii, opened in August 2016. The project is subject to a long-term participating ground lease. In addition to minimum rent included in the table above, the Company will pay contingent rent based on the performance of the center.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - The Manager

The Manager, which is 99% beneficially owned by the Operating Partnership, provides property management, leasing, development, and other administrative services to the Company, the shopping centers, Taubman affiliates, and other third parties. Accounts receivable from related parties include amounts due from Unconsolidated Joint Ventures or other affiliates of the Company, primarily relating to services performed by the Manager. These receivables include certain amounts due to the Manager related to reimbursement of third party (non-affiliated) costs.

The A. Alfred Taubman Restated Revocable Trust (the Revocable Trust) and certain of the Revocable Trust's affiliates receive various management services from the Manager. For such services, the Revocable Trust and affiliates paid the Manager $3.0 million in 2016, and $2.9 million in both 2015 and 2014. These amounts are classified in Management, Leasing, and Development Services revenues within the Consolidated Statement of Operations and Comprehensive Income.

Other related party transactions are described in Notes 5, 13, and 15.

Note 13 - Share-Based Compensation and Other Employee Plans

The Taubman Company 2008 Omnibus Long-Term Incentive Plan (2008 Omnibus Plan), as amended, which is shareowner approved, provides for the award to directors, officers, employees, and other service providers of the Company of restricted shares, restricted share units, restricted units of limited partnership in TRG (TRG Units), restricted TRG Unit units, options to purchase shares or TRG units, share appreciation rights, performance share units, unrestricted shares or TRG units, and other awards to acquire up to an aggregate of 8.5 million Company common shares or TRG units. In addition, non-employee directors have the option to defer their compensation under a deferred compensation plan.

Non-option awards granted after an amendment of the 2008 Omnibus Plan in 2010 are deducted at a ratio of 1.85 Company common shares or TRG units, while non-option awards granted prior to the amendment are deducted at a ratio of 2.85. Options are deducted on a one-for-one basis. The amount available for future grants is adjusted when the number of contingently issuable shares or units are settled, for grants that are forfeited, and for options that expire without being exercised.

Prior to the adoption of the 2008 Omnibus Plan, the Company provided share-based compensation through an incentive option plan and non-employee directors' stock grant and deferred compensation plans.

The compensation cost charged to income for the Company's share-based compensation plans was $11.8 million, $12.1 million, and $17.1 million for the years ended December 31, 2016, 2015, and 2014, respectively. During the year ended December 31, 2015, a reversal of $2.0 million of prior period share-based compensation expense was recognized upon the announcement of an executive management transition as a reduction of General and Administrative expense on the Company's Consolidated Statement of Operations and Comprehensive Income. Compensation cost capitalized as part of properties and deferred leasing costs was $1.3 million, $2.3 million, and $2.0 million for the years ended December 31, 2016, 2015, and 2014, respectively.

The Company estimated the grant-date fair values of share-based grants using the methods discussed in the separate sections below for each type of grant. Expected volatility and dividend yields are based on historical volatility and yields of the Company's common stock, respectively, as well as other factors. The risk-free interest rates used are based on the U.S. Treasury yield curves in effect at the times of grants. The Company assumes no forfeitures for failure to meet the service requirement of options, Performance Share Units (PSU), or Profits Units, due to the small number of participants and low turnover rate.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Profits Units

In June 2016, the Compensation Committee of the Board of Directors (the Compensation Committee) of the Company approved an amendment to the 2008 Omnibus Plan, so as to allow for an additional type of long-term incentive program for senior management (the Revised LTIP program) of the Manager. Under the Revised LTIP program, senior management may be awarded "Profits Units", intended to constitute "profits interests" within the meaning of Treasury authority under the Internal Revenue Code of 1986, as amended (and are referred to as TRG Units under the Revised LTIP program). Under the Revised LTIP Program, the following types of Profits Units awards may be granted to such senior management individuals: (1) a time-based award with a three-year cliff vesting period (Restricted TRG Profits Units); (2) a performance-based award that is based on the achievement of relative total shareholder return (TSR) thresholds over a three-year period (Relative TSR Performance-based TRG Profits Units); and (3) a performance-based award that is based on the achievement of net operating income (NOI) thresholds over a three-year period (NOI Performance-based TRG Profits Units). The maximum number of TSR and NOI Performance-based Profits Units are to be issued at grant, eventually subject to a recovery and cancellation of previously granted amounts depending on actual performance against targeted TSR and NOI measures over a three-year performance measurement period. Awards of Profits Units are accompanied by a "Profits Unit Designation", issued by the Operating Partnership's managing general partner under the TRG Partnership Agreement that sets forth any performance conditions and economic rights, including distribution and conversion rights, that relate to the Profits Units.

In June 2016, Profits Units consisting of Restricted TRG Profits Units, TSR Performance-based TRG Profits Units and NOI Performance-based TRG Profits Units were granted under the 2008 Omnibus Plan. Each such award represents a contingent right to receive a TRG partnership unit upon vesting and the satisfaction of certain tax-driven requirements and, as to the TSR and NOI Performance-based TRG Profits Units the satisfaction of certain performance-based requirements. Until vested, a Profits Unit entitles the holder to only one-tenth of the distributions otherwise payable by TRG on a partnership unit. Therefore, the Company accounts for these Profits Units as participating securities in the Operating Partnership. A portion of the Profits Units award represents estimated cash distributions that otherwise would have been payable during the vesting period and, upon vesting, there will be an adjustment in actual number of Profits Units realized under each award to reflect the Operating Partnership's actual cash distributions during the vesting period. Under the Company's Continuing Offer, each partnership unit is exchangeable by the holder for one share of the Company's common stock. Upon conversion of the Profits Units to partnership units, the holder will have the right to purchase one share of Series B Preferred Stock of the Company for each partnership unit held.

Each holder of a Profits Unit will be treated as a limited partner in TRG from the date of grant. To the extent the vested Profits Units have not achieved the applicable criteria for conversion to partnership units, vesting and economic equivalence to a partnership unit prior to the tenth anniversary of the date of grant, the awards will be forfeited pursuant to the terms of the award agreement. The accounting valuations of Profits Units consider the possibility that sufficient share price appreciation will not be realized, such that the conversion to partnership units will not occur and the awards will be forfeited.

Information specific to the various forms of Profits Units are described in the following sections.

Restricted TRG Profits Units

In June 2016, Restricted TRG Profits Units were granted under the 2008 Omnibus Plan. The units vest in March 2019, if continuous service has been provided, or upon retirement or certain other events (such as death or disability) if earlier. The Company estimated the value of these Restricted TRG Profits Units granted using the Company's common stock price at the grant date as adjusted by the present value of expected differences in dividends payable on the common stock versus the distributions payable on the Restricted TRG Profits Units over the vesting period, a weighted average risk-free rate of 1.85%, and a weighted average measurement period of 2.6 years.

A summary of Restricted TRG Profits Units activity for the year ended December 31, 2016 is presented below:

	Number of Restricted TRG Profits Units	Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2016	—	$ —
Granted	68,045	59.89
Forfeited	(22,105)	60.71
Outstanding at December 31, 2016	45,940	$ 59.49

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TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

None of the Restricted TRG Profits Units outstanding at December 31, 2016 were vested. As of December 31, 2016, there was $2.2 million of total unrecognized compensation cost related to nonvested Restricted TRG Profits Units outstanding. This cost is expected to be recognized over an average period of 2.2 years.

Relative TSR Performance-based TRG Profits Units

In June 2016, Relative TSR Performance-based TRG Profits Units were granted under the 2008 Omnibus Plan. The units vest in March 2019, if continuous service has been provided, or upon retirement or certain other events (such as death or disability) if earlier. The maximum number of Relative TSR Performance-based Profits Units was issued at grant, eventually subject to a recovery and cancellation of previously granted amounts once the TSR performance measures are finally determined. The Company estimated the value of these relative TSR Performance-based TRG Profits Units granted using a Monte Carlo simulation, considering the Company's common stock price at the grant date as adjusted by the present value of expected differences in dividends payable on the common stock versus the distributions payable on the Relative TSR Performance-based TRG Profits Units over the vesting period, historical returns of the Company and the peer group of companies, a risk-free interest rate of 1.03% and a measurement period of approximately three years.

A summary of relative TSR Performance-based TRG Profits Units activity for the year ended December 31, 2016 is presented below:

	Number of relative TSR Performance-based TRG Profits Units	Weighted Average Grant-Date Fair Value	
Outstanding at January 1, 2016	—	$	—
Granted	119,123		26.42
Forfeited	(15,754)		26.42
Outstanding at December 31, 2016	103,369	$	26.42

None of the Relative TSR Performance-based TRG Profits Units outstanding at December 31, 2016 were vested. As of December 31, 2016, there was $2.1 million of total unrecognized compensation cost related to nonvested Relative TSR Performance-based TRG Profits Units outstanding. This cost is expected to be recognized over an average period of 2.2 years.

NOI Performance-based TRG Profits Units

In June 2016, NOI Performance-based TRG Profits Units were granted under the 2008 Omnibus Plan. The units vest in March 2019, if continuous service has been provided, or upon retirement or certain other events (such as death or disability) if earlier. The maximum number of NOI Performance-based Profits Units was issued at grant, eventually subject to a recovery and cancellation of previously granted amounts once the NOI performance measures are finally determined. These awards also provide for a cap on the maximum number of units if a specified TSR level is not achieved. The Company considers the NOI measure a performance condition, and as such, has estimated a grant-date fair value for each of its possible outcomes. The compensation cost ultimately will be recognized equal to the grant-date fair value of the award that coincides with the actual outcome of the NOI performance. The Company estimated these grant-date fair values of these NOI Performance-based TRG Profits Units granted using a Monte Carlo simulation, considering the Company's common stock price at the grant date as adjusted by the present value of expected differences in dividends payable on the common stock versus the distributions payable on the NOI Performance-based TRG Profits Units over the vesting period, a risk-free interest rate of 1.03%, and a measurement period of approximately three years.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of NOI Performance-based TRG Profits Units activity for the year ended December 31, 2016 is presented below:

	Number of NOI Performance-based TRG Profits Units	Weighted Average Grant-Date Fair Value
Outstanding at January 1, 2016	—	$
Granted	119,123	41.87
Forfeited	(15,754)	19.41
Outstanding at December 31, 2016 [1]	103,369	$ 41.87

(1) The number of NOI Performance-based TRG Profits Units shown as outstanding represents the number of awards granted less forfeitures and is equal to the maximum number of units that can be issued upon the final determination of the NOI performance. The weighted average grant-date fair value shown corresponds with management's current expectation of the probable outcome of the NOI performance measure, that all of the units will ultimately be issued. The product of the NOI Performance-based TRG Profits Units outstanding and the grant-date fair value represents the compensation cost being recognized over the remaining service period.

None of the NOI Performance-based TRG Profits Units outstanding at December 31, 2016 were vested. As of December 31, 2016, there was $3.4 million of total unrecognized compensation cost related to nonvested NOI Performance-based TRG Profits Units outstanding. This cost is expected to be recognized over an average period of 2.2 years.

Other Share-based Awards

Information specific to other forms of share-based awards, including options, PSU, RSU, and other award types is contained in the following sections.

Options

Options are granted to purchase units of limited partnership interest in the Operating Partnership, which are exchangeable for new shares of the Company's stock under the Continuing Offer (Note 15). The options have ten-year contractual terms.

A summary of option activity for the years ended December 31, 2016, 2015, and 2014 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Range of Exercise Prices	
Outstanding at January 1, 2014	563,436	$ 43.81	2.6	$ 31.31	- $ 55.90
Exercised	(42,143)	42.16			
Outstanding at December 31, 2014	521,293	$ 39.20	1.6	$ 26.56	- $ 51.15 [1]
Exercised	(228,750)	29.72			
Outstanding at December 31, 2015	292,543	$ 46.60	1.4	$ 35.50	- $ 51.15
Exercised	(89,957)	42.66			
Outstanding at December 31, 2016	202,586	$ 48.35	0.7	$ 45.90	- $ 51.15
Fully vested options at December 31, 2016	202,586	$ 48.35	0.7		

(1) Range of exercise prices as of December 31, 2014 reflects adjustments to the exercise price as a result of a grant modification in December 2014.

As of December 31, 2016 and 2015, all options outstanding were fully vested and there was no unrecognized compensation cost related to options.

The aggregate intrinsic value (the difference between the period end stock price and the option exercise price) of in-the-money options outstanding was $5.2 million as of December 31, 2016.

The aggregate intrinsic value (the difference between the period end stock price and the option exercise price) of in-the-money options outstanding was $5.2 million as of December 31, 2016.

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TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total intrinsic value of options exercised during the years ended December 31, 2016, 2015, and 2014 was $2.4 million, $10.0 million, and $1.4 million, respectively. Cash received from option exercises for the years ended December 31, 2016, 2015, and 2014 was $3.8 million, $6.8 million, and $1.8 million, respectively.

Under both the prior option plan and the 2008 Omnibus Plan, vested unit options can be exercised by tendering mature units with a market value equal to the exercise price of the unit options. In 2002, Robert S. Taubman, the Company's chief executive officer, exercised options for 3.0 million units by tendering 2.1 million mature units and deferring receipt of 0.9 million units under the unit option deferral election. As the Operating Partnership pays distributions, the deferred option units receive their proportionate share of the distributions, including the special distribution, in the form of cash payments. Under an amendment executed in January 2011 and subsequent deferral elections (the latest being made in September 2016), beginning in December 2022 (unless Mr. Taubman retires earlier), the deferred partnership units will be issued in five annual installments. The deferred units are accounted for as participating securities of the Operating Partnership.

In December 2014, the Company modified all outstanding option awards to ensure that holders were in a neutral economic position after giving effect to the payment of the special dividend by decreasing the exercise price of each award by $4.75 (see "Modification of Grants for Special Dividend" below). With the exception of the decrease to the exercise price, all terms of the modified awards remained the same as the original awards. The Company estimated the incremental fair values of the modification as of the modification date using a Black-Scholes valuation model considering: the Company's common stock price at the modification date; before and after modification exercise prices ranging from $31.31 to $55.90 and $26.56 to $51.15, respectively; expected volatility of 13.62% to 19.14%, expected dividend yield of 2.70%, remaining contractual term (in years) of 0.46 to 3.24, and a risk-free interest rate of 0.07% to 0.98%. Expected volatility and dividend yields are based on historical volatility and yields of the Company's common stock, respectively. The risk-free interest rates used are based on the U.S. Treasury yield curves in effect on the modification date.

Performance Share Units

In 2015, and 2014 the Company granted PSU under the 2008 Omnibus Plan. Each PSU represents the right to receive, upon vesting, shares of the Company's common stock ranging from 0-300% of the PSU based on the Company's market performance relative to that of a peer group. The 2015 PSU grant includes a cash payment upon vesting equal to the aggregate cash dividends that would have been paid on such shares of common stock from the date of grant of the award to the vesting date. No dividends accumulate during the vesting period for the 2014 grants. The vesting date is March 2018 and March 2017, for the 2015 and 2014 grants, respectively, if continuous service has been provided, or upon retirement or certain other events (such as death or disability) if earlier.

The Company estimated the value of the PSU granted in 2015 and 2014 using a Monte Carlo simulation, considering the Company's common stock price at the grant date (less the present value of the expected dividends during the vesting periods for 2014 grants), historical returns of the Company and the peer group of companies, and risk-free interest rates and measurement periods existing at the grant dates. Specific assumptions and the valuation results are shown below.

	PSU Grant Dates	
	2015	2014
Risk-free interest rate	1.12%	0.07%
Measurement period	3 years	3 years
Weighted average grant-date fair value	$112.30	$93.07

In 2013 and 2012, the Company also granted additional PSU under the 2008 Omnibus Plan that represent the right to receive, upon vesting, shares of the Company's common stock ranging from 0-400% of the PSU based on the Company's market performance relative to that of a peer group. The units vest in March 2017, if continuous service has been provided, or upon certain other events (such as death or disability) if earlier. No dividends accumulate during the vesting period.

The Company estimated the value of the additional PSU granted in 2013 and 2012 using a Monte Carlo simulation, considering the Company's common stock price at the grant date less the present value of the expected dividends during the vesting periods, historical returns of the Company and the peer group of companies, and risk-free interest rates and measurement periods existing at the grant dates. Specific assumptions and the valuation results are shown below.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Additional PSU Grant Dates	
	2013	2012
Risk-free interest rate	0.46% to 0.62%	0.70% to 0.90%
Measurement period	4 years	5 years
Weighted average grant-date fair value	$171.05	$189.23

In December 2014, the Company modified all outstanding PSU grants to ensure that holders were in a neutral economic position after giving effect to the payment of the special dividend by increasing the number of PSU granted in each award (see "Modification of Grants for Special Dividend" below). With the exception of the number of PSU granted, all terms of the modified awards remained the same as the original awards. The Company estimated the incremental fair values of the modification as of the modification date using a Monte Carlo simulation, considering the Company's common stock price at the modification date less the special dividend and the present value of the expected dividends during the remaining vesting periods, historical returns of the Company and the peer group of companies, a risk-free interest rate of 0.03% to 0.65%, and a measurement period of 0.24 to 2.25 years.

A summary of PSU activity for the years ended December 31, 2016, 2015, and 2014 is presented below:

	Number of Performance Stock Units		Weighted Average Grant Date Fair Value
Outstanding at January 1, 2014	234,863	$	139.18
Granted	49,157		93.07
Forfeited	(771)		160.09
Vested	(43,858) [1]		85.40
Special dividend adjustment [2]	15,260		57.00
Outstanding at December 31, 2014	254,651	$	132.86
Granted	50,256		112.30
Forfeited	(5,854)		174.95
Vested	(43,575) [1]		97.44
Outstanding at December 31, 2015	255,478	$	134.52
Forfeited	(44,585)		149.43
Vested	(44,866) [1]		96.61
Outstanding at December 31, 2016	166,027	$	138.93

(1) Based on the Company's market performance relative to that of a peer group, the actual number of shares of common stock issued upon vesting during the years ended December 31, 2016, 2015, and 2014 was zero, zero, and 75,438, respectively. That is, despite the completion of applicable employee service requirements, the number of shares ultimately considered earned is determined by the extent to which the TSR market performance measure was achieved during the performance period.

(2) Represents an adjustment made to the PSU as a result of the grant modification in December 2014.

The total intrinsic value of PSU vested during the years ended December 31, 2016, 2015, and 2014 was zero, zero, and $5.3 million, respectively.

None of the PSU outstanding at December 31, 2016 were vested. As of December 31, 2016, there was $2.1 million of total unrecognized compensation cost related to nonvested PSU outstanding. This cost is expected to be recognized over an average period of 0.9 years.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Share Units

In 2016, 2015, and 2014, RSU were issued under the 2008 Omnibus Plan and represent the right to receive upon vesting one share of the Company's common stock. The 2016 and 2015 grants also receive a cash payment upon vesting equal to the aggregate cash dividends that would have been paid on such shares of common stock from the date of grant of the award to the vesting date, while no dividends accumulate during the vesting period for the 2014 grants. The vesting date is March 2019, March 2018, and March 2017 for the 2016, 2015, and 2014 grants, respectively, if continuous service has been provided through that period, or upon retirement or certain other events (such as death or disability) if earlier.

The Company estimated the values of the RSU granted in 2016 and 2015 using the Company's common stock price at the grant date. The Company's valuation was a grant-date fair value of $73.42 per RSU granted during 2016 and $74.36 per RSU granted during 2015. The Company estimated the value of the RSU granted in 2014 using the Company's common stock at the grant date deducting the present value of expected dividends during the vesting period using a risk-free rate of 0.70% for the 2014 grant. The result of the Company's valuations was a weighted average grant-date fair value of $63.95 per RSU granted during 2014.

In 2014, the Company also granted a limited number of additional RSU that represent the right to receive upon vesting one share of the Company's common stock. The units have staggered vesting dates from March 2015 to March 2017, if continuous service has been provided through those periods, or upon retirement or certain other events (such as death or disability) if earlier. No dividends accumulate during the vesting periods. The Company estimated the value of these additional RSU using the Company's common stock price at the grant date deducting the present value of expected dividends during the vesting periods using a risk-free interest rate of 0.13% to 0.71%. The result of the Company's valuation was a weighted average grant-date fair value of $66.19 per RSU.

In December 2014, the Company modified all outstanding RSU grants to ensure that holders were in a neutral economic position after giving effect to the payment of the special dividend by increasing the number of RSU granted in each award (see "Modification of Grants for Special Dividend" below). With the exception of the number of RSU granted, all terms of the modified awards remained the same as the original awards. The Company estimated the incremental fair values of the modification as of the modification date using the Company's common stock price at the modification date less the special dividend and the present value of the expected dividends during the remaining vesting periods using a risk free interest rate of 0.03% to 0.65% and a measurement period of 0.24 to 2.25 years.

A summary of RSU activity for the years ended December 31, 2016, 2015, and 2014 is presented below:

	Number of Restricted Stock Units	Weighted average Grant Date Fair Value
Outstanding at January 1, 2014	269,899	$ 62.00
Granted (three-year vesting)	106,540	63.95
Granted (staggered vesting)	8,505	66.19
Forfeited	(4,843)	65.44
Vested	(104,302)	51.96
Special dividend adjustment [1]	17,852	72.27
Outstanding at December 31, 2014	293,651	$ 67.00
Granted	100,682	74.36
Forfeited	(14,542)	69.87
Vested	(96,438)	65.60
Outstanding at December 31, 2015	283,353	$ 69.93
Granted	55,888	73.42
Forfeited	(17,012)	69.20
Vested	(90,326)	71.57
Outstanding at December 31, 2016	231,903	$ 70.40

(1) Represents an adjustment made to the RSU as a result of the grant modification in December 2014.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on an analysis of historical employee turnover, the Company has made an annual forfeiture assumption of 2.00% of grants when recognizing compensation costs relating to the RSU.

The total intrinsic value of RSU vested during the years ended December 31, 2016, 2015, and 2014 was $6.6 million, $7.0 million, and $7.4 million, respectively.

None of the RSU outstanding at December 31, 2016 were vested. As of December 31, 2016, there was $4.6 million of total unrecognized compensation cost related to nonvested RSU outstanding. This cost is expected to be recognized over an average period of 1.6 years.

Modification of Grants for Special Dividend

In December 2014, the Company paid a special dividend of $4.75 per share of common stock to all shareholders of record as of the close of business on December 15, 2014. In connection with this special dividend, the Board of Directors approved award adjustments to all outstanding PSU and Restricted Share Units (RSU) grants and to options that had not been exercised prior to the ex-dividend date for the special dividend to ensure that the holders were in a neutral economic position after giving effect to the payment of the special dividend.

The number of units subject to each such PSU and RSU grant was increased and for option holders, the exercise price was decreased, so that each grant or option had the same intrinsic value to the holder before and after giving effect to the payment of the special dividend.

The total additional compensation related to the award adjustments was $4.5 million, which is being recognized over the remaining vesting periods, if any, of the grants. Amounts relating to vested options were recognized immediately.

Non-Employee Directors' Stock Grant and Deferred Compensation

The 2008 Omnibus Plan provides a quarterly grant to each non-employee director of the Company shares of the Company's common stock based on the fair value of the Company's common stock on the last business day of the preceding quarter. The annual fair market value of the grant was $125,000 in both 2016 and 2015 and $120,000 in 2014. As of December 31, 2016, 17,485 shares have been issued under the 2008 Omnibus Plan. Certain directors have elected to defer receipt of their shares as described below.

The Non-Employee Directors' Deferred Compensation Plan (DCP), which was approved by the Company's Board of Directors, allows each non-employee director of the Company the right to defer the receipt of all or a portion of his or her annual director retainer until the termination of his or her service on the Company's Board of Directors and for such deferred compensation to be denominated in restricted stock units. The number of restricted stock units received equals the deferred retainer fee divided by the fair market value of the common stock on the business day immediately before the date the director would otherwise have been entitled to receive the retainer fee. The restricted stock units represent the right to receive equivalent shares of common stock at the end of the deferral period. During the deferral period, when the Company pays cash dividends on its common stock, including special dividends, the directors' deferral accounts will be credited with dividend equivalents on their deferred restricted stock units, payable in additional restricted stock units based on the fair market value of the Company's common stock on the business day immediately before the record date of the applicable dividend payment. There were 120,757 restricted stock units outstanding under the DCP at December 31, 2016.

Other Employee Plan

The Company has a voluntary retirement savings plan established in 1983 and amended and restated effective January 1, 2012 (the Plan). The Company believes the Plan is qualified in accordance with Section 401(k) of the Internal Revenue Code (the Code). The Company contributes an amount equal to 2% of the qualified wages of all qualified employees and matches employee contributions in excess of 2% up to 7% of qualified wages. In addition, the Company may make discretionary contributions within the limits prescribed by the Plan and imposed in the Code. The Company's contributions and costs relating to the Plan were $3.1 million in 2016, $2.9 million in 2015, and $3.3 million in 2014.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Common and Preferred Stock and Equity of TRG

Common Stock

The Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to $450 million of its outstanding common stock. The Company plans to repurchase shares from time to time on the open market or in privately negotiated transactions or otherwise, depending on market prices and other conditions. No shares were repurchased in 2016. As of December 31, 2016, the Company cumulatively repurchased 4,247,867 shares of its common stock at an average price of $71.79 per share, for a total of $304.9 million under the authorization. As of December 31, 2016, $145.1 million remained available under the repurchase program. All shares repurchased have been cancelled. For each share of the Company's common stock repurchased, one of the Company's Operating Partnership units was redeemed. Repurchases of common stock were financed through general corporate funds, including borrowings under existing revolving lines of credit.

Preferred Stock

The Company is obligated to issue to the noncontrolling partners of TRG, upon subscription, one share of Series B Non-Participating Convertible Preferred Stock (Series B Preferred Stock) for each of the Operating Partnership units held by the noncontrolling partners. Each share of Series B Preferred Stock entitles the holder to one vote on all matters submitted to the Company's shareowners. The holders of Series B Preferred Stock, voting as a class, have the right to designate up to four nominees for election as directors of the Company. On all other matters, including the election of directors, the holders of Series B Preferred Stock will vote with the holders of common stock. The holders of Series B Preferred Stock are not entitled to dividends or earnings of the Company. The Series B Preferred Stock is convertible into common stock at a ratio of 14,000 shares of Series B Preferred Stock for one share of common stock. During the years ended December 31, 2016, 2015, and 2014, 15,880 shares, 72,061 shares, and 35,500 shares of Series B Preferred Stock, respectively, were converted to zero shares, four shares, and one share of the Company's common stock, respectively, as a result of tenders of units under the Continuing Offer (Note 15).

F-44

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 - Commitments and Contingencies

Cash Tender

At the time of the Company's initial public offering and acquisition of its partnership interest in TRG in 1992, the Company entered into an agreement (the Cash Tender Agreement) with the Revocable Trust and TRA Partners (now Taubman Ventures Group LLC or TVG), each of whom owned an interest in TRG, whereby each of the Revocable Trust and TVG has the right to tender to the Company TRG Units (provided that the aggregate value is at least $50 million) and cause the Company to purchase the tendered interests at a purchase price based on its market valuation on the trading date immediately preceding the date of the tender (except as otherwise provided below). TVG is controlled by a majority-in-interest among the Revocable Trust and entities affiliated with the children of A. Alfred Taubman (Robert S. Taubman, William S. Taubman, and Gayle Taubman Kalisman). At the election of the tendering party, TRG Units held by members of A. Alfred Taubman's family and TRG Units held by entities in which his family members hold interests may be included in such a tender.

The Company will have the option to pay for tendered interests from available cash, borrowed funds, or from the proceeds of an offering of the Company's common stock. Generally, the Company expects to finance these purchases through the sale of new shares of its stock. The tendering partner will bear all market risk if the market price at closing is less than the purchase price and will bear the costs of sale. Any proceeds of the offering in excess of the purchase price will be for the sole benefit of the Company. The Company accounts for the Cash Tender Agreement as a freestanding written put option. As the option put price is defined by the current market price of the Company's stock at the time of tender, the fair value of the written option defined by the Cash Tender Agreement is considered to be zero.

Based on a market value at December 31, 2016 of $73.93 per common share, the aggregate value of interests in TRG that may be tendered under the Cash Tender Agreement was $1.8 billion. The purchase of these interests at December 31, 2016 would have resulted in the Company owning an additional 28% interest in the Operating Partnership.

Continuing Offer

The Company has made a continuing, irrevocable offer to all present holders (other than a certain excluded holder, currently TVG), permitted assignees of all present holders, those future holders of partnership interests in the Operating Partnership as the Company may, in its sole discretion, agree to include in the continuing offer, all existing optionees under the previous option plan, and all existing and future optionees under the 2008 Omnibus Plan to exchange shares of common stock for partnership interests in the Operating Partnership (the Continuing Offer). Under the Continuing Offer agreement, one unit of the Operating Partnership interest is exchangeable for one share of the Company's common stock. Upon a tender of Operating Partnership units, the corresponding shares of Series B Preferred Stock, if any, will automatically be converted into the Company's common stock at a ratio of 14,000 shares of Series B Preferred Stock for one share of common stock.

Insurance

The Company carries liability insurance to mitigate its exposure to certain losses, including those relating to personal injury claims. We believe the Company's insurance policy terms and conditions and limits are appropriate and adequate given the relative risk of loss and industry practice. However, there are certain types of losses, such as punitive damage awards, that may not be covered by insurance, and not all potential losses are insured against.

Other

See Note 8 for the Operating Partnership's guarantees of certain notes payable, including guarantees relating to Unconsolidated Joint Ventures, Note 9 for contingent features relating to certain joint venture agreements, Note 10 for contingent features relating to derivative instruments, and Note 13 for obligations under existing share-based compensation plans.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 - Earnings Per Share

Basic earnings per share amounts are based on the weighted average of common shares outstanding for the respective periods. Diluted earnings per share amounts are based on the weighted average of common shares outstanding plus the dilutive effect of potential common stock. Potential common stock includes outstanding partnership units exchangeable for common shares under the Continuing Offer (Note 15), outstanding options for partnership units, PSU, Restricted and Performance-based TRG Profits Units, RSU, deferred shares under the Non-Employee Directors' Deferred Compensation Plan, and unissued partnership units under a unit option deferral election (Note 13). In computing the potentially dilutive effect of potential common stock, partnership units are assumed to be exchanged for common shares under the Continuing Offer, increasing the weighted average number of shares outstanding. The potentially dilutive effects of partnership units outstanding and/or issuable under the unit option deferral elections are calculated using the if-converted method, while the effects of other potential common stock are calculated using the treasury method. Contingently issuable shares are included in diluted EPS based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period.

	Year Ended December 31		
	2016	2015	2014
Net income attributable to Taubman Centers, Inc. common shareowners (Numerator):			
Basic	$ 107,358	$ 109,020	$ 863,857
Impact of additional ownership of TRG	257	398	10,933
Diluted	$ 107,615	$ 109,418	$ 874,790
Shares (Denominator) – basic	60,363,416	61,389,113	63,267,800
Effect of dilutive securities	466,139	772,221	1,653,264
Shares (Denominator) – diluted	60,829,555	62,161,334	64,921,064
Earnings per common share - basic	$ 1.78	$ 1.78	$ 13.65
Earnings per common share - diluted	$ 1.77	$ 1.76	$ 13.47

The calculation of diluted earnings per share in certain periods excluded certain potential common stock including outstanding partnership units and unissued partnership units under a unit option deferral election, both of which may be exchanged for common shares of the Company under the Continuing Offer. The table below presents the potential common stock excluded from the calculation of diluted earnings per share as they were anti-dilutive in the period presented.

	Year Ended December 31		
	2016	2015	2014
Weighted average noncontrolling partnership units outstanding	3,983,781	4,029,934	4,351,727
Unissued partnership units under unit option deferral elections	871,262	871,262	

F-46

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 - Fair Value Disclosures

This note contains required fair value disclosures for assets and liabilities remeasured at fair value on a recurring basis and financial instruments carried at other than fair value, as well as assumptions employed in deriving these fair values.

Recurring Valuations

Derivative Instruments

The fair value of interest rate hedging instruments is the amount that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the reporting date. The Company's valuations of its derivative instruments are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative, and therefore fall into Level 2 of the fair value hierarchy. The valuations reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including forward curves. The fair values of interest rate hedging instruments also incorporate credit valuation adjustments to appropriately reflect both the Company's own nonperformance risk and the respective counterparty's nonperformance risk.

Other

The Company's valuation of an insurance deposit utilizes unadjusted quoted prices determined by active markets for the specific securities the Company has invested in, and therefore falls into Level 1 of the fair value hierarchy.

For assets and liabilities measured at fair value on a recurring basis, quantitative disclosure of the fair value for each major category of assets and liabilities is presented below:

| | Fair Value Measurements as of December 31, 2016 Using | | Fair Value Measurements as of December 31, 2015 Using | |
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) |
Description				
SPG common shares (Note 7)	$ 44,418			
Insurance deposit	15,440		$ 14,346	
Total assets	$ 59,858	$ —	$ 14,346	$ —
Derivative interest rate contracts (Note 10)		$ (3,548)		$ (6,077)
Total liabilities		$ (3,548)		$ (6,077)

The insurance deposit shown above represents an escrow account maintained in connection with a property and casualty insurance arrangement for the Company's shopping centers, and is classified within Deferred Charges and Other Assets on the Consolidated Balance Sheet. Corresponding deferred revenue relating to amounts billed to tenants for this arrangement has been classified within Accounts Payable and Accrued Liabilities on the Consolidated Balance Sheet.

Financial Instruments Carried at Other Than Fair Values

Simon Property Group Limited Partnership Units

As of December 31, 2016 and 2015, the Company owned 340,124 and 590,124, respectively, partnership units in Simon Property Group Limited Partnership (Note 2). The fair value of the partnership units, which is derived from SPG's common stock price and therefore falls into Level 2 of the fair value hierarchy, was $60.4 million at December 31, 2016 and $114.7 million at December 31, 2015. The partnership units were classified as Deferred Charges and Other Assets on the Consolidated Balance Sheet and had a book value of $44.8 million and $77.7 million at December 31, 2016 and 2015, respectively.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes Payable

The fair value of notes payable is estimated using cash flows discounted at current market rates and therefore falls into Level 2 of the fair value hierarchy. When selecting discount rates for purposes of estimating the fair value of notes payable at December 31, 2016 and 2015, the Company employed the credit spreads at which the debt was originally issued. The Company does not believe that the use of different interest rate assumptions would have resulted in a materially different fair value of notes payable as of December 31, 2016 or 2015. To further assist financial statement users, the Company has included with its fair value disclosures an analysis of interest rate sensitivity.

The estimated fair values of notes payable at December 31, 2016 and 2015 were as follows:

| | 2016 | | 2015 | |
	Carrying Value	Fair Value	Carrying Value [1]	Fair Value
Notes payable	$ 3,255,512	$ 3,184,036	$ 2,627,088	$ 2,609,582

(1) The December 31, 2015 balance has been retrospectively adjusted in connection with the Company's adoption of ASU No. 2015-03 "Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs" (Note 1).

The fair values of the notes payable are dependent on the interest rates used in estimating the values. An overall 1% increase in rates employed in making these estimates would have decreased the fair values of the debt shown above at December 31, 2016 by $140.2 million or 4.4%.

Cash Equivalents and Notes Receivable

The fair value of cash equivalents and notes receivable approximates their carrying value due to their short maturity. The fair value of cash equivalents is derived from quoted market prices and therefore falls into Level 1 of the fair value hierarchy. The fair value of notes receivable are estimated using cash flows discounted at current market rates and therefore fall into Level 2 of the fair value hierarchy.

See Note 10 regarding additional information on derivatives.

Note 18 - Cash Flow Disclosures and Non-Cash Investing and Financing Activities

Interest paid in 2016, 2015, and 2014, net of amounts capitalized of $21.9 million, $31.1 million, and $27.3 million, respectively, was $78.1 million, $57.6 million, and $88.5 million, respectively. In 2016, 2015, and 2014, $3.5 million, $2.6 million and $11.9 million of income taxes were paid, respectively. The following non-cash investing and financing activities occurred during 2016, 2015, and 2014.

	2016	2015	2014
Recapitalization of The Mall of San Juan joint venture (Note 2) [1]		$ 9,296	
Receipt of Simon Property Group Limited Partnership units in connection with the sale of Arizona Mills (Note 2)			$ 77,711
Issuance of TRG partnership units in connection with the purchase of the U.S. headquarters building (Note 2)			91
Assumption of debt in connection with the purchase of the U.S. headquarters building (Note 2)			18,215
Other non-cash additions to properties	$ 108,581	104,494	24,315

(1) In April 2015, the Company acquired an additional 15% interest in The Mall of San Juan. The additional interest was acquired at cost. In connection with the acquisition, the noncontrolling owner used $9.3 million of previously contributed capital to fund its obligation to reimburse the Company for certain shared infrastructure costs, which was classified as a reduction of the noncontrolling interest and an offsetting reduction of properties.

Other non-cash additions to properties primarily represent accrued construction and tenant allowance costs. Various assets and liabilities were also adjusted upon the disposition of interests in International Plaza and the deconsolidation of the Company's remaining interest (Note 2).

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 - Accumulated Other Comprehensive Income

Changes in the balance of each component of AOCI for the years ended December 31, 2016, 2015, and 2014 were as follows:

	Taubman Centers, Inc. AOCI			Noncontrolling Interests AOCI		
	Cumulative translation adjustment	Unrealized gains (losses) on interest rate instruments and other	Total	Cumulative translation adjustment	Unrealized gains (losses) on interest rate instruments and other	Total
January 1, 2014	$ 5,040	$ (13,954)	$ (8,914)	$ 2,011	$ 6,141	$ 8,152
Other comprehensive income (loss) before reclassifications	(5,148)	(12,783)	(17,931)	(2,045)	(5,221)	(7,266)
Amounts reclassified from AOCI		11,747	11,747		4,982	4,982
Net current period other comprehensive income (loss)	(5,148)	(1,036)	(6,184)	(2,045)	(239)	(2,284)
Adjustments due to changes in ownership	7	23	30	(7)	(23)	(30)
December 31, 2014	$ (101)	$ (14,967)	$ (15,068)	$ (41)	$ 5,879	$ 5,838
Other comprehensive income (loss) before reclassifications	(10,790)	(9,653)	(20,443)	(4,489)	(4,015)	(8,504)
Amounts reclassified from AOCI		8,489	8,489		3,532	3,532
Net current period other comprehensive income (loss)	(10,790)	(1,164)	(11,954)	(4,489)	(483)	(4,972)
Adjustments due to changes in ownership	1	(199)	(198)	(1)	199	198
December 31, 2015	$ (10,890)	$ (16,330)	$ (27,220)	$ (4,531)	$ 5,595	$ 1,064
Other comprehensive income (loss) before reclassifications	(12,251)	(3,044)	(15,295)	(5,088)	(1,264)	(6,352)
Amounts reclassified from AOCI		6,598	6,598		2,741	2,741
Net current period other comprehensive income (loss)	(12,251)	3,554	(8,697)	(5,088)	1,477	(3,611)
Adjustments due to changes in ownership	(6)	7	1	6	(7)	(1)
December 31, 2016	$ (23,147)	$ (12,769)	$ (35,916)	$ (9,613)	$ 7,065	$ (2,548)

The following table presents reclassifications out of AOCI for the year ended December 31, 2016:

Affected line item in Consolidated Statement of

Details about AOCI Components	Amounts reclassified from AOCI		Affected line item in Consolidated Statement of Operations and Comprehensive Income
Losses on interest rate instruments and other:			
Realized loss on interest rate contracts - consolidated subsidiaries	$	5,823	Interest Expense
Realized loss on interest rate contracts - UJVs		3,775	Equity in Income in UJVs
Realized gain on cross-currency interest rate contract - UJV		(259)	Equity in Income in UJVs
Total reclassifications for the period	$	9,339	

F-49

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents reclassifications out of AOCI for the year ended December 31, 2015:

Details about AOCI Components	Amounts reclassified from AOCI	Affected line item in Consolidated Statement of Operations and Comprehensive Income
Losses on interest rate instruments and other:		
Realized loss on interest rate contracts - consolidated subsidiaries	$ 7,211	Interest Expense
Realized loss on interest rate contracts - UJVs	4,489	Equity in Income of UJVs
Realized loss on cross-currency interest rate contract - UJV	321	Equity in Income in UJVs
Total reclassifications for the period	$ 12,021	

The following table presents reclassifications out of AOCI for the year ended December 31, 2014:

Details about AOCI Components	Amounts reclassified from AOCI	Affected line item in Consolidated Statement of Operations and Comprehensive Income
Losses on interest rate instruments and other:		
Discontinuation of hedge accounting - consolidated subsidiary	$ 4,880	Nonoperating Income (Expense)
Realized loss on interest rate contracts - consolidated subsidiaries	8,663	Interest Expense
Realized loss on interest rate contracts - UJVs	3,186	Equity in Income of UJVs
Total reclassifications for the period	$ 16,729	

Note 20 - Quarterly Financial Data (Unaudited)

The following is a summary of quarterly results of operations for 2016 and 2015:

	2016			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 139,455	$ 158,890	$ 148,021	$ 166,191
Equity in income of Unconsolidated Joint Ventures	18,478	15,910	15,391	19,922
Net income	44,329	57,744	35,184	50,894
Net income attributable to TCO common shareowners	24,613	34,718	18,752	29,275
Earnings per common share – basic	$ 0.41	$ 0.58	$ 0.31	$ 0.48
Earnings per common share – diluted	$ 0.41	$ 0.57	$ 0.31	$ 0.48

	2015			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 128,989	$ 131,973	$ 139,983	$ 156,227
Equity in income of Unconsolidated Joint Ventures	17,075	14,004	15,219	9,928
Net income	51,000	42,333	52,629	46,595
Net income attributable to TCO common shareowners	29,622	23,230	30,422	25,746
Earnings per common share – basic	$ 0.47	$ 0.38	$ 0.50	$ 0.43
Earnings per common share – diluted	$ 0.47	$ 0.37	$ 0.50	$ 0.42

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2016, the Company converted 250,000 Simon Property Group Limited Partnership units to SPG common shares. Upon conversion, the Company recognized an $11.1 million gain included within Nonoperating Income (Expense) in the Consolidated Statement of Operations and Comprehensive Income, which was calculated based on the change in fair value of the SPG share price at the date of conversion from the carrying value.

In April 2016, the third party leasing agreement for The Shops at Crystals was terminated in connection with a change in ownership of the center. As a result, the Company recognized management, leasing, and development services revenue for the lump sum payment of $21.7 million received in May 2016 in connection with the termination.

During the fourth quarter of 2015, an impairment charge of $11.8 million was recognized, which represents previously capitalized costs related to the pre-development of the Miami Worldcenter enclosed mall project. The impairment charge was recorded within Equity in Income of Unconsolidated Joint Ventures on the Consolidated Statement of Operations and Comprehensive Income.

Note 21 - New Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-01, "Clarifying the Definition of a Business", which provides guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or dispositions) of assets or businesses. ASU No. 2017-01 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2017. The Company currently generally accounts for acquisitions of shopping centers as acquisitions of businesses under Accounting Standard Codification topic 805: Business Combinations. After adopting ASU No. 2017-01, the Company expects it may account for the acquisitions of shopping centers as asset acquisitions. This may impact the Consolidated Statement of Operations and Comprehensive Income as transaction costs associated with future asset acquisitions would be capitalized.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows - Restricted Cash", which provides guidance for the presentation of restricted cash and changes in restricted cash. ASU No. 2016-18 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2017. Early adoption of this ASU is permitted, including adoption in an interim period. This ASU will cause restricted cash to be presented in combination with cash and cash equivalents on the Consolidated Statement of Cash Flows (Note 1). The Company is currently evaluating the application of this ASU and its effect on the Company's Consolidated Statement of Cash Flows.

In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments", which provides guidance for the presentation of certain cash receipts and payments, including the classification of distributions received from equity method investees. ASU No. 2016-15 provides companies with two alternatives of presentation; the nature of the distribution approach or the cumulative earnings approach. ASU No. 2016-15 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2017. Early adoption of this ASU is permitted, including adoption in an interim period. The Company expects to use the cumulative earnings approach to calculate and present distributions received from equity method investees, and does not believe there will be a material impact to the Consolidated Statement of Cash Flows. The Company preliminarily plans to early adopt ASU No. 2016-15 beginning in 2017.

In February 2016, the FASB issued ASU No. 2016-02, "Leases", which provides for significant changes to the current lease accounting standard. The primary objectives of this ASU is to address off-balance-sheet financing related to operating leases and to introduce a new lessee model that brings substantially all leases onto the balance sheet. ASU No. 2016-02 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2018. We expect to adopt the new standard on its effective date. The Company is currently evaluating the application of this ASU and its effect on the Company's financial position and results of operations. From initial implementation efforts, the Company preliminarily expects the most significant impacts of adoption to include (1) the potential need to expense certain internal leasing costs currently being capitalized, including costs associated with the Company's leasing department, (2) the bifurcation of certain lease revenues between rental and reimbursement (non-rental) components, and (3) the potential recognition of lease obligations and right-of-use assets for ground and office leases under which the Company or its ventures are the lessee. Under the new Leases standard, common area maintenance recoveries must be accounted for as a non-lease component. We will be evaluating whether bifurcating of common area maintenance will affect the timing or recognition of such revenues.

TAUBMAN CENTERS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 2016, the FASB issued ASU No. 2016-01,"Recognition and Measurement of Financial Assets and Financial Liabilities," which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Amongst its changes, ASU No. 2016-01 requires an entity to measure equity investments at fair value through net income, except for those that result in consolidation or are accounted for under the equity method of accounting. ASU No. 2016-01 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2017. As of December 31, 2016, the Company owned 340,124 Simon Property Group Limited Partnership units that are currently being accounted for as a cost method investment and 250,000 SPG common shares that are currently being recorded at fair value (Note 7 and 17). Upon the Company's adoption of ASU No. 2016-01 any outstanding Simon Property Group Limited Partnership units will be remeasured at fair value and an offsetting cumulative effect adjustment will be recorded in equity. After the Company's adoption of ASU No. 2016-01, changes in the fair value of any outstanding Simon Property Group Limited Partnership units and SPG common shares will be recorded in net income. Both the Simon Property Group Limited Partnership units and SPG common shares are recorded in Deferred Charges and Other Assets on the Consolidated Balance Sheet.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." This standard provides a single comprehensive model to use in accounting for revenue arising from contracts with customers and gains and losses arising from transfers of non-financial assets including sales of property, plant, and equipment, real estate, and intangible assets. ASU No. 2014-09 supersedes most current revenue recognition guidance, including industry-specific guidance. In August 2015, the Financial Accounting Standards Board issued ASU No. 2015-14, which deferred the effective date of ASU No. 2014-09 one year to annual reporting periods beginning after December 15, 2017 for public entities. ASU No. 2015-14 permits public entities to adopt ASU No. 2014-09 early, but not before the original effective date of annual periods beginning after December 15, 2016. ASU No. 2014-09 may be applied either retrospectively or as a cumulative effect adjustment as of the date of adoption. The Company is currently evaluating the application of this ASU and its effect on the Company's financial position and results of operations. The Company has preliminarily determined the revenue streams that could be most significantly impacted by this ASU relate to the Company's management, leasing and development services, certain recoveries from tenants, and other miscellaneous income.

Note 22 - Subsequent Events

In February 2017, the Company completed a $300 million unsecured term loan that matures in February 2022. TRG is the borrower under the loan and the loan bears interest at a range of LIBOR plus 1.25% to LIBOR plus 1.90% based on the Company's total leverage ratio. The Company currently intends to swap the $300 million unsecured term loan to a fixed rate later in 2017. Also in February 2017, the Company amended its $1.1 billion unsecured revolving line of credit. The amended agreement extends the maturity date to February 2021, with two six-month extension options. The facilities include an accordion feature which in combination with the Company's $1.1 billion unsecured revolving line of credit would increase the Company's maximum aggregate total commitment to $2.0 billion between the two facilities if fully exercised, subject to obtaining additional lender commitments, customary closing conditions, and covenant compliance for the unencumbered asset pool. Additionally, in February 2017, the entity that owns The Gardens on El Paseo was added as a guarantor under the $300 million unsecured term loan, the 1.1 billion revolving line of credit, and the $475 million unsecured term loan.

Schedule II

VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2016, 2015, and 2014
(in thousands)

	Balance at beginning of year	Additions		Write-offs	Transfers, net	Balance at end of year
		Charged to costs and expenses	Charged to other accounts			
Year Ended December 31, 2016						
Allowance for doubtful receivables	$ 2,974	$ 4,047		$ (2,710)		$ 4,311
Year Ended December 31, 2015						
Allowance for doubtful receivables	$ 2,927	$ 1,994		$ (1,947)		$ 2,974
Year Ended December 31, 2014						
Allowance for doubtful receivables	$ 1,934	$ 2,900		$ (1,145)	$ (762) [1]	$ 2,927

(1) Amount represents balances associated with the seven centers sold to Starwood that were sold in the fourth quarter of 2014.

See accompanying report of independent registered public accounting firm.

F-53

TAUBMAN CENTERS, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2016
(in thousands)

	Initial Cost to Company			Gross Amount at Which Carried at Close of Period								
	Land	Buildings, Improvements, and Equipment	Cost Capitalized Subsequent to Acquisition	Land	BI&E	Total	Accumulated Depreciation (A/D)	Total Cost Net of A/D	Encumbrances	Year Opened / Expanded	Year Acquired	Depreciable Life
Shopping Centers:												
Beverly Center Los Angeles, CA		$ 200,902	$ 98,528		$ 299,430	$ 299,430	$ 181,520	$ 117,910		1982		40 years
Cherry Creek Shopping Center Denver, CO		99,087	202,547		301,634	301,634	154,743	146,891	$ 550,000	1990 / 1998 / 2015		40 years
City Creek Shopping Center Salt Lake City, UT		75,229	1,954		77,183	77,183	12,826	64,357	80,269	2012		30 years
Dolphin Mall, Miami, FL	$ 34,881	222,301	124,694	$ 34,881	346,995	381,876	118,756	263,120		2001 / 2007 / 2015		50 years
The Gardens on El Paseo Palm Desert, CA	23,500	131,858	7,409	23,500	139,267	162,767	20,271	142,496		1998 / 2010	2011	48 years
Great Lakes Crossing Outlets Auburn Hills, MI	15,506	188,773	47,885	15,506	236,658	252,164	127,054	125,110	208,303	1998		50 years
The Mall at Green Hills Nashville, TN	48,551	332,261	38,736	48,551	370,997	419,548	53,980	365,568	150,000	1955 / 2011	2011	40 years
International Market Place Honolulu, HI		493,011			493,011	493,011	11,479	481,532	257,052	2016		50 years
The Mall of San Juan San Juan, PR	17,617	532,985		17,617	532,985	550,602	37,898	512,704	302,357	2015		50 years
The Mall at Short Hills Short Hills, NJ	25,114	167,595	164,416	25,114	332,011	357,125	185,778	171,347	1,000,000	1980 / 1994 / 1995 / 2011		40 years
Taubman Prestige Outlets Chesterfield Chesterfield, MO	16,079	108,934	3,764	16,079	112,698	128,777	18,391	110,386		2013		50 years
Twelve Oaks Mall Novi, MI	25,410	190,455	92,850	25,410	283,305	308,715	162,035	146,680		1977 / 1978 / 2007 / 2008		50 years
Other:												
Office Facilities	5,123	12,519	32,845	5,123	45,364	50,487	28,956	21,531	12,000		2014	35 years
Peripheral Land	17,553			17,553		17,553		17,553				
Construction in Process and Development - pre-construction costs	8,058	32,368	260,969	8,058	293,337	301,395		301,395				
Assets under CDD Obligations	3,969	58,512		3,969	58,512	62,481	32,751	29,730				
Other		9,206			9,206	9,206	952	8,254				
Total	$241,361	$2,855,996	$1,076,597	$241,361	$3,932,593	$4,173,954 (1)	$1,147,390	$3,026,564				

F-54

Table of Contents

The changes in total real estate assets and accumulated depreciation for the years ended December 31, 2016, 2015, and 2014 are as follows:

TAUBMAN CENTERS, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2016
(in thousands)

	Total Real Estate Assets				Accumulated Depreciation		
	2016	2015	2014		2016	2015	2014
Balance, beginning of year	$3,713,215	$3,262,505	$4,485,090	Balance, beginning of year	$(1,052,027)	$ (970,045)	$(1,516,982)
Acquisitions			17,642 (2)	Depreciation	(130,433)	(98,846)	(110,129)
New development and improvements	528,276	466,307	448,462	Disposals/Write-offs	35,070	16,864	530,916 (3)
Disposals/Write-offs	(67,537)	(15,597)	(1,308,529) (3)	Transfers (In)/Out			126,150 (4)
Transfers In/(Out)			(380,160) (4)	Balance, end of year	$(1,147,390)	$(1,052,027)	$ (970,045)
Balance, end of year	$4,173,954	$3,713,215	$3,262,505				

(1) The unaudited aggregate cost for federal income tax purposes as of December 31, 2016 was $3.776 billion.
(2) Primarily represents the book value of the Company's acquisition of the U.S. Headquarters building in February 2014 (Note 2).
(3) Primarily represents the book balances of the Sale Centers that were sold to Starwood in the fourth quarter of 2014 (Note 2).
(4) Primarily represents the book balances of International Plaza. In January 2014, the Company sold a total of 49.9% of its interests in the entity that owns International Plaza. The disposition decreased the Company's ownership in the center to a noncontrolling 50.1% interest Subsequent to the disposition, International Plaza is accounted for as an Unconsolidated Joint Venture.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAUBMAN CENTERS, INC.

Date: February 23, 2017   By: /s/ *Robert S. Taubman*

Robert S. Taubman, Chairman of the Board, President, and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ *Robert S. Taubman* Robert S. Taubman	Chairman of the Board, President, Chief Executive Officer, and Director (Principal Executive Officer)	February 23, 2017
/s/ *Simon J. Leopold* Simon J. Leopold	Executive Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)	February 23, 2017
/s/ *William S. Taubman* William S. Taubman	Chief Operating Officer, and Director	February 23, 2017
/s/ *David A. Wolff* David A. Wolff	Vice President, and Chief Accounting Officer	February 23, 2017
/s/ *Graham Allison* Graham Allison	Director	February 23, 2017
/s/ *Jerome A. Chazen* Jerome A. Chazen	Director	February 23, 2017
/s/ *Craig M. Hatkoff* Craig M. Hatkoff	Director	February 23, 2017
/s/ *Peter Karmanos, Jr.* Peter Karmanos, Jr.	Director	February 23, 2017
/s/ *Cornelia Connelly Marakovits* Cornelia Connelly Marakovits	Director	February 23, 2017
/s/ *Ronald W. Tysoe* Ronald W. Tysoe	Director	February 23, 2017
/s/ *Myron E. Ullman, III* Myron E. Ullman, III	Director	February 23, 2017

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
2.1	Purchase and Sale Agreement dated as of January 29, 2014 between Woodland Shopping Center Limited Partnership and T-C International Plaza Investor LP LLC.**	8-K		10.1	January 30, 2014	
2.2	Purchase and Sale Agreement dated as of January 29, 2014 between International Plaza Holding Company and T-C International Plaza Investor GP LLC.**	8-K		10.2	January 30, 2014	
2.3	Purchase and Sale Agreement, dated June 17, 2014, by and among the Parties listed in Exhibit A (Sellers) and SRP TM Holdings, L.P. (Purchaser).	8-K		2.1	June 18, 2014	
2.4	Purchase and Sale Agreement, dated June 17, 2014, by and among Partridge Creek Fashion Park LLC and Purchaser.	8-K		2.2	June 18, 2014	
3.1	Restated By-Laws of Taubman Centers, Inc.	8-K		3.1	December 16, 2009	
3.2	Amended and Restated Articles of Incorporation of Taubman Centers, Inc.	8-K		3.1	March 15, 2013	
4.1	Mortgage, Security Agreement and Fixture Filing, dated September 15, 2015, by Short Hills Associates L.L.C. in favor of Metropolitan Life Insurance Company, New York Life Insurance Company, and Pacific Life Insurance Company.	8-K		4.1	September 17, 2015	
4.2	Promissory Note A-1, dated September 15, 2015, by Short Hills Associates L.L.C. to Metropolitan Life Insurance Company.	8-K		4.2	September 17, 2015	
4.3	Promissory Note A-2, dated September 15, 2015, by Short Hills Associates L.L.C. to New York Life Insurance Company.	8-K		4.3	September 17, 2015	
4.4	Promissory Note A-3, dated September 15, 2015, by Short Hills Associates L.L.C. to Pacific Life Insurance Company.	8-K		4.4	September 17, 2015	
4.5	Assignment of Leases, dated September 15, 2015, by Short Hills Associates L.L.C. in favor of Metropolitan Life Insurance Company, New York Life Insurance Company, and Pacific Life Insurance Company.	8-K		4.5	September 17, 2015	
4.6	Guaranty Agreement, dated September 15, 2015, by Short Hills Associates L.L.C. in favor of Metropolitan Life Insurance Company, New York Life Insurance Company, and Pacific Life Insurance Company.	8.K		4.6	September 17, 2015	
4.7	Revolving Credit Agreement, dated as of February 28, 2013, by and among The Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative, and the various lenders and agents on the signature pages thereto.	8-K		4.1	March 1, 2013	
4.7.1	Amendment No. 1 to Revolving Credit Agreement, dated as of November 12, 2013, by and among The Taubman Realty Group Limited Partnership and JP Morgan Chase Bank N.A., as an Administrative Agent, and the various lenders and agents on the signatures pages thereto.	8-K		4.3	November 13, 2013	
4.7.2	Amendment No. 2 to the Revolving Credit Agreement, dated as of November 20, 2014, by and among The Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative Agent,	8-K		4.1	November 25, 2014	

Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative Agent, and the various lenders on the signatures pages thereto.				

Table of Contents

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	Period Ending	Exhibit	Filing Date	Filed Herewith
4.7.3	Amended and Restated Revolving Credit and Term Loan Agreement, dated as of February 1, 2017, by and among The Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative Agent, and the various lenders and agents on the signatures pages thereto.	8-K		4.1	February 7, 2017	
4.8	Guaranty, dated as of February 28, 2013, by and among Dolphin Mall Associates LLC, Fairlane Town Center LLC, Twelve Oaks Mall, LLC, and Willow Bend Shopping Center Limited Partnership in favor of JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent for the Lenders under the Revolving Credit Agreement.	8-K		4.2	March 1, 2013	
4.8.1	Release of Guaranty, dated October 16, 2014, by and among Fairlane Town Center LLC, Willow Bend Shopping Center Limited Partnership, and JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent for the Lenders under the Revolving Credit Agreement.	8-K		4.1	October 20, 2014	
4.8.2	Guaranty, dated as of February 1, 2017, by and among Dolphin Mall Associates LLC, The Gardens on El Paseo LLC, Twelve Oaks Mall, LLC, and La Cienega Partners Limited Partnership in favor of JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent for the lenders under the Amended and Restated Revolving Credit and Term Loan Agreement.	8-K		4.2	February 7, 2017	
4.9	Term Loan Agreement, dated as of November 12, 2013, by and among The Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative Agent, and the various lenders and agents on the signatures pages thereto.	8-K		4.1	November 13, 2013	
4.9.1	Amendment No. 1 to the Term Loan Agreement, dated as of November 20, 2014, by and among The Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative Agent, and the various lenders on the signatures pages thereto.	8-K		4.2	November 25, 2014	
4.9.2	Amendment No. 2 to Term Loan Agreement dated as of February 1, 2017, by and among The Taubman Realty Group Limited Partnership and JPMorgan Chase Bank N.A., as Administrative Agent, and the various lenders and agents on the signatures pages thereto.	8-K		4.3	February 7, 2017	
4.10	Guaranty, dated as of November 12, 2013, by and among Dolphin Mall Associates LLC, Fairlane Town Center LLC, Twelve Oaks Mall, LLC, Willow Bend Shopping Center Limited Partnership, and La Cienega Partners Limited Partnership, in favor of JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent for the Lenders under the Term Loan Agreement.	8-K		4.2	November 13, 2013	
4.10.1	Release of Guaranty, dated October 16, 2014, by and among Fairlane Town Center LLC, Willow Bend Shopping Center Limited Partnership, and JPMorgan Chase Bank, N.A., in its capacity as Administrative Agent for the Lenders under the Term Loan Agreement.	8-K		4.2	October 20, 2014	
4.10.2	Guaranty, dated as of February 1, 2017, by The	8-K		4.4	February 7, 2017	

	Agreement.				
4.10.2	Guaranty, dated as of February 1, 2017, by The Gardens on El Paseo LLC, in favor of JPMorgan Chase Bank N.A., as Administrative Agent for the lenders under the Term Loan Agreement.	8-K	4.4	February 7, 2017	
4.11	Guaranty Agreement, dated as of November 4, 2011, by The Taubman Realty Group Limited Partnership, in favor of Metropolitan Life Insurance Company.	8-K	4.3	November 9, 2011	

Table of Contents

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
4.12	Form of certificate evidencing 6.500% Series J Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share.	8-A12B		4.1	August 13, 2012	
4.13	Form of certificate evidencing 6.25% Series K Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share.	8-A12B		4.1	March 14, 2013	
4.14	Leasehold Deed of Trust, Security Agreement and Fixture Filing, dated May 6, 2016, by Taubman Cherry Creek Shopping Center, L.L.C. to the Public Trustee of the City and County of Denver, Colorado for the benefit of Metropolitan Life Insurance Company and The Prudential Insurance Company of America.	8-K		4.1	May 10, 2016	
4.15	Promissory Note A-1, dated May 6, 2016, by Taubman Cherry Creek Shopping Center, L.L.C. to Metropolitan Life Insurance Company.	8-K		4.2	May 10, 2016	
4.16	Promissory Note A-2, dated May 6, 2016 by Taubman Cherry Creek Shopping Center, L.L.C. to the Prudential Insurance Company of America.	8-K		4.3	May 10, 2016	
4.17	Assignment of Leases, dated May 6, 2016, by Taubman Cherry Creek Shopping Center, L.L.C. in favor of Metropolitan Life Insurance Company and The Prudential Insurance Company of America.	8-K		4.4	May 10, 2016	
4.18	Guaranty Agreement, dated May 6, 2016, by the Taubman Realty Group Limited Partnership in favor of Metropolitan Life Insurance Company and The Prudential Insurance Company of America.	8-K		4.5	May 10, 2016	
*10.1	The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan, as Amended and Restated Effective as of September 30, 1997.	10-K	December 31, 1997	10(b)		
*10.1.1	First Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan as Amended and Restated Effective as of September 30, 1997.	10-K	December 31, 2001	10(b)		
*10.1.2	Second Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Plan as Amended and Restated Effective as of September 30, 1997.	10-K	December 31, 2004	10(c)		
*10.1.3	Third Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Plan as Amended and Restated Effective as of September 30, 1997.	10-K	December 31, 2004	10(d)		
*10.1.4	Fourth Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Plan as Amended and Restated Effective as of September 30, 1997.	10-Q	March 31, 2007	10(a)		
*10.1.5	Fifth Amendment to The Taubman Realty Group Limited Partnership 1992 Incentive Plan as Amended and Restated Effective as of September 30, 1997.	10-K	December 31, 2014	10.1.5		
*10.1.6	The Form of The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan Option Agreement.	10-K	December 31, 2004	10(e)		
10.2	Master Services Agreement between The Taubman Realty Group Limited Partnership and the Manager.	10-K	December 31, 1992	10(f)		
10.2.1	First Amendment to the Master Services Agreement between The Taubman Realty Group Limited Partnership and the Manager, dated September 30, 1998.	10-K	December 31, 2008	10(au)		

	Partnership and the Manager, dated September 30, 1998.					
10.2.2	Second Amendment to the Master Services Agreement between The Taubman Realty Group Limited Partnership and the Manager, dated December 23, 2008.	10-K	December 31, 2008	10(an)		

Table of Contents

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
10.3	Amended and Restated Cash Tender Agreement among Taubman Centers, Inc., The Taubman Realty Group Limited Partnership, and A. Alfred Taubman, A. Alfred Taubman, acting not individually but as Trustee of the A. Alfred Taubman Restated Revocable Trust, and TRA Partners.	10-Q	June 30, 2000	10(a)		
*10.4	Supplemental Retirement Savings Plan.	10-K	December 31, 1994	10(i)		
*10.4.1	First Amendment to The Taubman Company Supplemental Retirement Savings Plan, dated December 12, 2008 (revised for Code Section 409A compliance).	10-K	December 31, 2008	10(aq)		
*10.5.1	Form of Amended and Restated Change of Control Employment Agreement, dated December 18, 2008 (revised for Code Section 409A compliance).	10-K	December 31, 2008	10(p)		
*10.5.2	Amendment to The Taubman Centers, Inc. Change of Control Severance Program, dated December 12, 2008 (revised for Code Section 409A compliance).	10-K	December 31, 2008	10(ar)		
*10.5.3	Form of Amendment to Change of Control Employment Agreement.	8-K		10.1	May 8, 2014	
10.6	Second Amended and Restated Continuing Offer, dated as of May 16, 2000.	10-Q	June 30, 2000	10(b)		
10.7	The Third Amendment and Restatement of Agreement of Limited Partnership of The Taubman Realty Group Limited Partnership dated December 12, 2012.	S-3		10.3	December 27, 2012	
10.7.1	First Amendment to the Third Amendment and Restatement of Agreement of Limited Partnership of The Taubman Realty Group Limited Partnership dated December 12, 2012.	8-K		10.2	June 7, 2016	
*10.8	Subsequent Deferral Election under The Taubman Realty Group Limited Partnership and The Taubman Company LLC Election and Option Deferral Agreement, dated September 27, 2016.					X
*10.8.1	The Taubman Realty Group Limited Partnership and The Taubman Company LLC Election and Option Deferral Agreement, as Amended and Restated Effective as of January 27, 2011.	10-Q	March 31, 2011	10(b)		
10.9	Operating Agreement of Taubman Land Associates, a Delaware Limited Liability Company, dated October 20, 2006.	10-K	December 31, 2006	10(ab)		
10.9.1	First Amendment to Operating Agreement of Taubman Land Associates, a Delaware Limited Liability Company, dated October 20, 2006.	10-Q	March 31, 2013	10		
10.10	Amended and Restated Agreement of Partnership of Sunvalley Associates, a California general partnership.	10-Q/A	June 30, 2002	10(a)		
10.10.1	First Amendment to Amended and Restated Agreement of Partnership of Sunvalley Associates, a California general partnership.	10-K	December 31, 2012	10.11.1		
*10.11	Summary of Compensation for the Board of Directors of Taubman Centers, Inc., effective January 1, 2015.	10-K	December 31, 2014	10.12.1		
*10.11.1	Summary of Compensation for the Board of Directors of Taubman Centers, Inc., effective January 1, 2017.	10-K				X
*10.12	The Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan.	8-K		10.4	May 18, 2005	

	Deferred Compensation Plan.				
*10.12.1	The Form of The Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan Deferral Election Form.	8-K		10.5	May 18, 2005

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
*10.12.2	First Amendment to the Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan.	10-Q	June 30, 2008	10(c)		
*10.12.3	Form of Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan Amendment Agreement (revised for Code Section 409A compliance).	10-K	December 31, 2008	10(ap)		
*10.13	Fourth Amended and Restated Limited Liability Company Agreement of Taubman Properties Asia LLC dated April 30, 2014 by, between, and among Taubman Asia Management II LLC, René Tremblay, and Taubman Properties Asia LLC.	8-K		10.1	May 5, 2014	
*10.13.1	First Amendment to the Fourth Amended and Restated Limited Liability Company Agreement of Taubman Properties Asia LLC dated April 26, 2016, by, between, and among Taubman Asia Management II LLC, René Tremblay, and Taubman Properties Asia LLC.	8-K		10.1	April 29, 2016	
*10.14	The Taubman Company 2008 Omnibus Long-Term Incentive Plan, as amended and restated as of May 21, 2010.	DEF 14		A	March 31, 2010	
*10.14.1	Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Restricted Share Unit Award Agreement.	8-K		10(a)	March 10, 2009	
*10.14.2	Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Option Award Agreement.	8-K		10(b)	March 10, 2009	
*10.14.3	Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Restricted and Performance Share Unit Award Agreement.	8-K		10(c)	March 10, 2009	
*10.14.4	Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Performance Share Unit Award Agreement (Five-Year Vesting).	10-Q	March 31, 2012	10		
*10.14.5	2015 Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Restricted Share Unit Award Agreement.	10-K	December 31, 2014	10.15.5		
*10.14.6	2015 Form of The Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan Performance Share Unit Award Agreement.	10-K	December 31, 2014	10.15.6		
*10.14.7	Amendment to the Taubman Company LLC 2008 Omnibus Long-Term Incentive Plan, as amended and restated as of May 21, 2010.	8-K		10.1	June 7, 2016	
*10.14.8	Form Certificate of Designation of Profits Units	8-K		10.3	June 7, 2016	
*10.14.9	Form of TRG Unit Award Agreement	8-K		10.4	June 7, 2016	
*10.15	Amended and Restated Employment Agreement dated April 30, 2014 between Taubman Asia Management Limited and René Tremblay.	8-K		10.2	May 5, 2014	
*10.16	Change of Control Employment Agreement, dated April 29, 2013, by and among the Company, Taubman Centers Inc., and David Joseph.	10-K	December 31, 2013	10.21		
*10.16.1	Amendment to Change of Control Employment Agreement, dated March 17, 2014, by and among Taubman Centers Inc., The Taubman Realty Group Limited Partnership, and David Joseph.	8-K		10.1	March 20, 2014	

	Limited Partnership, and David Joseph.					
*10.16.2	David Joseph Agreement and Release					X

Table of Contents

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Period Ending	Exhibit	Filing Date	
*10.16.3	David Joseph Consulting Agreement					X
12	Statement Re: Computation of Taubman Centers, Inc. Ratio of Earnings to Combined Fixed Charges and Preferred Dividends.					X
21	Subsidiaries of Taubman Centers, Inc.					X
23	Consent of Independent Registered Public Accounting Firm.					X
31.1	Certification of Chief Executive Officer pursuant to 15 U.S.C. Section 10A, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Chief Financial Officer pursuant to 15 U.S.C. Section 10A, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					***
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					***
99	Real Estate and Accumulated Depreciation Schedule of the Unconsolidated Joint Ventures of The Taubman Realty Group Limited Partnership.					X
101.INS	XBRL Instance Document.					X
101.SCH	XBRL Taxonomy Extension Schema Document.					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X
*	A management contract or compensatory plan or arrangement required to be filed.					
**	Certain exhibits and schedules to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted exhibits or schedules will be furnished to the Securities and Exchange Commission upon request.					
***	Documents are furnished, not filed.					

Note: The Company has not filed certain instruments with respect to long-term debt that did not exceed 10% of the Company's total assets on a consolidated basis. A copy of such instruments will be furnished to the Commission upon request.

EXHIBIT E

Taubman Centers, Inc.'s 2016 Definitive Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No.)

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Check the appropriate box:

☐   Preliminary Proxy Statement

☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)）

☑   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

Taubman Centers, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Taubman

TAUBMAN CENTERS, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 1, 2016

To the Shareholders of Taubman Centers, Inc.:

The 2016 Annual Meeting of Shareholders of Taubman Centers, Inc. (the Company) will be held on Wednesday, June 1, 2016, at The Townsend Hotel, 100 Townsend Street, Birmingham, Michigan 48009, at 11:00 a.m., Eastern time, for the following purposes:

1. To elect three directors named in the accompanying proxy statement to serve until the 2019 annual meeting of shareholders;

2. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the year ending December 31, 2016;

3. To approve (on an advisory basis) the compensation of our named executive officers; and

4. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

The Board of Directors has fixed the close of business on April 4, 2016 as the record date for determining the shareholders entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement of the annual meeting.

We have elected again to furnish proxy materials to you primarily through the Internet, which expedites your receipt of materials, lowers our expenses and conserves natural resources. On or about April 20, 2016, we intend to mail to our shareholders of record (other than shareholders who previously requested e-mail or paper delivery of proxy materials) a notice containing instructions on how to access our 2016 proxy statement and 2015 annual report through the Internet and how to vote through the Internet. The notice also will include instructions on how to receive such materials, at no charge, by paper delivery (along with a proxy card) or by e-mail. Beneficial owners will receive a similar notice from their broker, bank or other nominee. Please do not mail in the notice, as it is not intended to serve as a voting instrument. Notwithstanding anything to the contrary, the Company may send certain shareholders of record a full set of proxy materials by paper delivery instead of the notice or in addition to sending the notice.

If you elected to receive the proxy materials by paper delivery, the annual report, proxy statement (together with the notice of annual meeting), and proxy card or voting instruction card will be enclosed. You can elect to receive future proxy materials by e-mail at no charge instead of receiving these materials by paper delivery by voting using the Internet and, when prompted, indicating you agree to receive or access shareholder communications electronically in future years.

By Order of the Board of Directors

Robert S. Taubman,
Chairman of the Board, President and Chief Executive Officer

Bloomfield Hills, Michigan
April 12, 2016

Your vote is important. Whether or not you plan to attend the annual meeting, we urge you to vote promptly to save us the expense of additional solicitation. If you attend the annual meeting, you may revoke your proxy in accordance with the procedures set forth in the proxy statement and vote in person.

PROXY SUMMARY

This proxy summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider and therefore you should read the entire proxy statement before voting. For more complete information regarding the Company's 2015 performance, review the Company's annual report on Form 10-K for the year ended December 31, 2015.

Please Vote Today

Your vote is important. Whether or not you plan to attend the annual meeting, we urge you to vote promptly to save us the expense of additional solicitation. Please carefully review the proxy materials for the 2016 annual meeting and follow the instructions below to cast your vote on all of the voting matters.

Voting Matters and Board Recommendations

		Board Recommendation
Proposal 1	Election of Directors (page 12)	FOR each nominee
Proposal 2	Ratification of Auditors (page 67)	FOR
Proposal 3	Advisory Vote to Approve Named Executive Officer Compensation (page 68)	FOR

Voting Methods in Advance of Annual Meeting

Even if you plan to attend the 2016 annual meeting in person, please vote right away using one of the following voting methods (see pages 4-6 for additional details). **Make sure to have your proxy card or voting instruction card in hand and follow the instructions.**

You can vote in advance in one of three ways:

- **Use the Internet.** Visit the website listed on your proxy card or voting instruction card.

- **Call by Telephone.** Call the telephone number on your proxy card or voting instruction card.

- **Send by Mail.** Sign, date and return your proxy card or voting instruction card in the enclosed envelope.

Attend and Vote at Annual Meeting

Date: Wednesday, June 1, 2016

Time: 11:00 a.m., Eastern time

Location: The Townsend Hotel, 100 Townsend Street, Birmingham, Michigan 48009

Shareholders of record, and beneficial owners (if in possession of a proxy from your broker, bank or other nominee), as of April 4, 2016 may attend and vote at the annual meeting.

Director Nominees

The Board currently consists of nine members serving three-year staggered terms. Three directors are to be elected at the annual meeting, each to serve until the 2019 annual meeting of shareholders or until such director's earlier resignation, retirement or other termination of service. The Board has renominated Jerome A. Chazen, Craig M. Hatkoff and Ronald W. Tysoe for new three-year terms and the following table provides summary information about such director nominees.

Name	Age	Director Since	Independent	Primary Occupation	Committee Memberships	Current Public Company Boards
Jerome A. Chazen	89	1992	Yes	Chairman, Chazen Capital Partners. Chairman Emeritus of Fifth & Pacific Companies Inc. (f.k.a. Liz Claiborne, Inc.)	Audit (Chair), Compensation	---
Craig M. Hatkoff	62	2004	Yes	Adjunct Professor, Columbia Business School. Former Vice Chairman of Capital Trust, Inc.	Compensation (Chair), Nominating and Corporate Governance	SL Green Realty Corp
Ronald W. Tysoe	63	2007	Yes	Former Vice Chairman, Finance and Real Estate, Federated Department Stores Inc. (n.k.a. Macy's, Inc.)	Audit, Compensation, Executive	Scripps Networks Interactive, Inc., Canadian Imperial Bank of Commerce, Cintas Corporation, J. C. Penney Company, Inc.

Qualifications, Attributes, Skills and Experience of Director Nominees:

Jerome A. Chazen

»Significant knowledge of the Company and its culture based on his 24 years of service as a director

»In-depth knowledge and expertise in retail shopping, brand marketing, senior leadership, strategic planning, and international business through his development and leadership of Fifth & Pacific Companies Inc. (f/k/a Liz Claiborne, Inc.), which enables him to provide a unique insight to the Company's tenants, centers and international expansion

»Significant expertise in entrepreneurship, finance and accounting, executive management, acquisitions and dispositions, and strategic planning through his leadership of Fifth & Pacific Companies Inc. (f/k/a Liz Claiborne, Inc.) and more recently through his private investment entity and numerous charitable organizations

»Board and board committee experience at other public companies, which enables him to provide significant insight as to governance and compliance-related matters

Craig M. Hatkoff

»In-depth expertise and knowledge of real estate, capital markets, finance, private investing, entrepreneurship and executive management through his work with Chemical Bank, Victor Capital Group and Capital Trust

»Provides a unique insight into the financial markets generally, valuation analysis, strategic planning, and unique financing structures and alternatives from such prior work

»Possesses entrepreneurial, brand marketing, social media, technology and innovation, and senior leadership experience through his private investments and service on the boards of numerous educational and charitable organizations

»Extensive board and board committee experience at other public companies, including his current service at SL Green Realty Corp. and his long-standing service to Capital Trust, Inc., which enables him to provide significant insight as to governance and compliance-related matters particular to real estate companies

Ronald W. Tysoe

»Long-standing service as a senior executive and a director of a company in the retail industry has provided him with extensive knowledge and experience in transactional, brand marketing, strategic planning, governance and international business matters

»Such experience enables Mr. Tysoe to provide unique insight into tenant and development matters and the retail industry generally

»Possesses an in-depth knowledge of accounting and finance from his executive and director positions, which included serving as a chief financial officer.

»Extensive Board and Board committee experience at other public companies across many industries, including through his current service to four other public companies, which enables him to provide significant insight as to governance and compliance-related matters and in particular accounting and finance matters

»As a result of the foregoing expertise and experience, Mr. Tysoe qualifies as a financial expert under SEC rules

Director Qualifications

We believe that our directors as a group have an appropriate mix of qualifications, attributes, skills and experience.


Senior Leadership Experience (9/9 Directors)
Business Entrepreneurship and Transactional Experience (8/9 Directors)
Financial and Accounting Experience (7/9 Directors)
Real Estate Experience (6/9 Directors)
Brand Marketing, Social Media and Technology Expertise (8/9 Directors)
Public Company Board Experience (7/9 Directors)
Global Expertise (9/9 Directors)

See “Proposal No. 1-Election of Directors-Specific Qualifications, Attributes, Skills and Experience to be Represented on the Board” and “-Director Background and Qualifications” beginning on page 15 for further discussion of these key qualifications that we consider important for service on our Board and additional information on each of our directors.

Executive Compensation Highlights

See "Compensation Discussion and Analysis—Executive Summary" beginning on page 33 for a summary of key compensation matters for 2015.

Say-on-Pay Proposal

The Company's say-on-pay proposal was approved by approximately 97% of the votes cast at the 2015 annual meeting. At the 2016 annual meeting, shareholders are being asked to provide advisory approval of the Company's named executive officer compensation for 2015.

Governance Highlights

The Company is committed to good corporate governance appropriate to the Company and its shareholders. Highlights include:

- Seven independent directors out of nine directors and fully independent Board committees;
    - Appointed Myron Ullman, III, a seventh independent director, in April 2016 to fill a vacant Board seat due to the resignation of Lisa Payne, an employee director
- Robust stock ownership guidelines and ownership among executive officers and directors;
- Hedging, pledging and clawback policies;
- Annual Board and committee performance evaluations;
- Majority voting policy in Corporate Governance Guidelines;
- Robust governance policies; and
- Shareholder engagement by management and, as appropriate, the Chair of the Nominating and Corporate Governance Committee.

Ratification of Auditors

At the 2016 annual meeting, shareholders are being asked to ratify the appointment of KPMG as the Company's independent registered public accounting firm for 2016.

The following table sets forth the fees the Company was billed for audit and other services provided by KPMG in 2015 and 2014. All of such services were approved in conformity with the Audit Committee's pre-approval policies and procedures. The Audit Committee, based on its reviews and discussions with management and KPMG, determined that the provision of these services was compatible with maintaining KPMG's independence.

	2015 ($)	2014 ($)
Audit Fees	1,584,475	1,758,093
Audit-Related Fees	22,950	74,250
Tax Fees	1,277	27,551
Other Fees	—	—
Total Fees	1,608,702	1,859,894

TABLE OF CONTENTS

TAUBMAN CENTERS, INC.
200 East Long Lake Road, Suite 300
Bloomfield Hills, Michigan 48304-2324

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
JUNE 1, 2016

References in this proxy statement to the "Company" mean Taubman Centers, Inc. and/or one or more subsidiaries, including, but not limited to, The Taubman Realty Group Limited Partnership (TRG), the Company's majority-owned subsidiary partnership through which the Company owns interests in shopping centers, Taubman Asia Management Limited, the management company which provides services to Taubman Properties Asia LLC and subsidiaries (Taubman Asia), the platform for the Company's expansion into China and South Korea, and The Taubman Company LLC (the Manager), which is approximately 99% beneficially owned by TRG and provides property management, leasing, development and other administrative services to, among others, the Company and its U.S. shopping centers. The Manager employs all U.S. employees of the Company and assists in all employee compensation matters.

This proxy statement contains information regarding the annual meeting of shareholders of Taubman Centers, Inc. to be held at 11:00 a.m., Eastern time, on Wednesday, June 1, 2016 at The Townsend Hotel, 100 Townsend Street, Birmingham, Michigan 48009 (the annual meeting). The Company's Board of Directors (the Board) is soliciting proxies for use at the annual meeting and at any adjournment or postponement of such meeting. On or about April 20, 2016, the Company intends to mail to its shareholders of record (other than shareholders who previously requested e-mail or paper delivery of proxy materials) a notice (the Notice) containing instructions on how to access this proxy statement and the 2015 annual report through the Internet. Beneficial owners will receive a similar notice from their broker, bank or other nominee. In addition, on or about April 20, 2016, the Company and brokers, banks and other nominees will begin mailing or e-mailing the proxy materials to shareholders of record who previously requested such delivery. Notwithstanding anything to the contrary in this proxy statement, the Company may send certain shareholders of record a full set of proxy materials by paper delivery instead of the Notice or in addition to sending the Notice.

ABOUT THE MEETING

What is the purpose of the 2016 annual meeting?

At the 2016 annual meeting, holders of the Company's common stock (the common stock) and Series B Non-Participating Convertible Preferred Stock (the Series B Preferred Stock and, together with the common stock, the Voting Stock) will act upon the matters outlined in the accompanying notice of meeting, including:

- the election of three directors named in this proxy statement to serve until the 2019 annual meeting of shareholders;

- the ratification of the appointment of KPMG LLP (KPMG) as the Company's independent registered public accounting firm for the year ending December 31, 2016; and

- the approval (on an advisory basis) of the compensation of our named executive officers.

We are not aware of any other matters that will be brought before the shareholders for a vote at the annual meeting. If any other matter is appropriately brought before the meeting, your properly voted proxy card or voting instruction card gives authority to your proxies to vote on such matter in their best judgment. In such event, the proxy holders named in the proxy card will vote as the Board recommends or, if the Board gives no recommendation, in their own discretion.

In addition, management will report on the performance of the Company and will respond to appropriate questions from shareholders. The Company expects that representatives of KPMG will be present at the annual meeting and will be available to respond to appropriate questions. Such representatives will also have an opportunity to make a statement.

By a vote of the shares present, even if less than a quorum, the meeting may be adjourned to another place and time for a period not exceeding 30 days in any one case.

What are the Board's recommendations?

The Board recommends a vote:

Proposal 1 - **FOR** each director nominee listed in this proxy statement.

Proposal 2 - **FOR** the ratification of KPMG's appointment as the Company's independent registered public accounting firm for 2016.

Proposal 3 - **FOR** the advisory approval of the compensation of our named executive officers.

Who is entitled to vote?

Only record holders of Voting Stock at the close of business on April 4, 2016 (the record date) are entitled to receive notice of the annual meeting and to vote the shares of Voting Stock that they held on the record date. Each outstanding share of Voting Stock is entitled to one vote on each matter to be voted upon at the annual meeting.

What counts as Voting Stock?

The Company's common stock and Series B Preferred Stock vote together as a single class and constitute the voting stock of the Company. The Company's 6.5% Series J Cumulative Redeemable Preferred Stock and 6.25% Series K Cumulative Redeemable Preferred Stock (collectively, the Non-Voting Preferred Stock) do not entitle their holders to vote at the annual meeting. No other shares of the Company's capital stock other than the Voting Stock and the Non-Voting Preferred Stock are outstanding.

What is the Series B Preferred Stock?

The Series B Preferred Stock was first issued in late 1998 and is currently held by partners in TRG other than the Company. Only TRG partners can acquire shares of Series B Preferred Stock; for nominal consideration, TRG partners can acquire such number of shares of Series B Preferred Stock equal to the number of units of limited partnership in TRG (TRG units) that they hold. If a TRG partner tenders its TRG units for common stock under the Company's Continuing Offer (described herein), it is required to tender an equal number of shares of Series B Preferred Stock. If a TRG partner exercises options to acquire TRG units and elects to hold TRG units, such partner may also acquire an equal number of shares of Series B Preferred Stock. As of the date hereof, Robert Taubman and William Taubman are the only TRG partners who are also employees. All other employees are not TRG partners and upon their exercise of options to acquire TRG units, the TRG units are automatically converted into shares of common stock under the Continuing Offer.

The Series B Preferred Stock entitles its holders to one vote per share on all matters submitted to the Company's shareholders and votes together with the common stock on all matters as a single class. In addition, the holders of Series B Preferred Stock (as a separate class) are entitled to nominate up to four individuals for election as directors. The number of individuals the holders of the Series B Preferred Stock may nominate in any given year is reduced by the number of directors nominated by such holders in prior years whose terms are not expiring. Two current directors whose terms are not expiring, Robert Taubman and William Taubman, were nominated by the holders of the Series B Preferred Stock. The holders of Series B Preferred Stock are entitled to nominate two more individuals for election as a director of the Company, but they have chosen not to do so with respect to this annual meeting.

What constitutes a quorum?

The presence at the annual meeting, in person or by proxy, of the holders of a majority of the shares of Voting Stock outstanding on the record date will constitute a quorum for all purposes. As of the record date, 85,389,133 shares of Voting Stock were outstanding, consisting of 60,344,194 shares of common stock and 25,044,939 shares of Series B Preferred Stock. Proxies marked with abstentions or instructions to withhold votes, as well as broker non-votes (defined below), will be counted as present in determining whether or not there is a quorum.

What is the difference between holding shares as a shareholder of record and a beneficial owner?

Shareholders of Record.   If your shares are registered directly in your name with the Company's transfer agent, Computershare, you are considered the shareholder of record with respect to those shares, and the applicable proxy materials are being sent directly to you by Broadridge Investor Communications Solutions on behalf of the Company. As the shareholder of record, you have the right to grant your voting proxy directly to the Company through a proxy card, through the Internet or by telephone, or to vote in person at the annual meeting.

Beneficial Owners.   Many of the Company's shareholders hold their shares through a broker, bank or other nominee rather than directly in their own names. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares, and the applicable proxy materials are being forwarded to you by your broker, bank or nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the annual meeting. Your broker, bank or nominee has enclosed voting instructions for you to use in directing the broker, bank or nominee on how to vote your shares. Since you are not the shareholder of record, you may not vote these shares in person at the annual meeting unless you obtain a proxy from your broker, bank or nominee and bring such proxy to the annual meeting.

Why did many shareholders receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

The Company has elected again to furnish proxy materials to you primarily through the Internet, which expedites the receipt of materials, lowers our expenses and conserves natural resources. If you received the Notice containing instructions on how to access this proxy statement and the 2015 annual report through the Internet, please do not mail in the Notice, as it is not intended to serve as a voting instrument.

How can I access the Company's proxy materials and other reports filed with the SEC?

The Company's website, *www.taubman.com*, under the Investors - Financial Information - SEC Filings tab provides free access to the Company's reports with the U.S. Securities and Exchange Commission (the SEC) as soon as reasonably practicable after the Company electronically files such reports with, or furnishes such reports to, the SEC, including proxy materials, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports. Further, you can view these documents on a website maintained by the SEC at *www.sec.gov.*

As noted above, most shareholders will receive a Notice with instructions on how to view the proxy materials through the Internet (at *www.proxyvote.com*). The Notice includes a control number that must be entered on the Internet in order to view the proxy materials. The Notice also describes how to receive the proxy materials by paper delivery or e-mail. You can elect to receive future proxy materials by e-mail at no charge by voting using the Internet and, when prompted, indicating you agree to receive or access shareholder communications electronically in future years. If you would like additional paper copies without charge, please send a written request to the Company's executive offices: Taubman Centers Investor Services, 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304-2324.

The references to the website addresses of the Company and the SEC in this proxy statement are not intended to function as hyperlinks and, except as specified herein, the information contained on such websites is not part of this proxy statement.

May I vote my shares in person at the annual meeting?

Even if you plan to be present at the meeting, the Company encourages you to vote your shares prior to the meeting.

Shareholders of Record.   If you are a shareholder of record and attend the annual meeting, you may deliver your completed proxy card or vote by ballot.

Beneficial Owners.   If you hold your shares through a broker, bank or other nominee and want to vote such shares in person at the annual meeting, you must obtain a proxy from your broker, bank or other nominee giving you the power to vote such shares and bring such proxy to the annual meeting.

Can I vote my shares without attending the annual meeting?

By Mail.   If you received your annual meeting materials by paper delivery, you may vote by completing, signing and returning the enclosed proxy card or voting instruction card. Please do not mail in the Notice, as it is not intended to serve as a voting instrument.

By Telephone.   If you received your annual meeting materials by paper delivery, you may vote by telephone as indicated on your enclosed proxy card or voting instruction card.

Through the Internet.   You may vote through the Internet as instructed on your Notice, proxy card, voting instruction card, or e-mail notification. In order to vote through the Internet, you must enter the control number that was provided on your Notice, proxy card, voting instruction card, or e-mail notification. If you do not have any of these materials and are a *shareholder of record,* you may contact Taubman Centers Investor Services (248-258-7367) to request a proxy card (which will include your control number) to be mailed to your address on record or an e-mail with your control number to be sent to your e-mail address on record. If you do not have any of these materials and are a *beneficial owner,* you must contact your broker, bank or other nominee to obtain your control number.

Can I change my vote?

Shareholders of Record.   You may change your voting instructions at any time prior to the vote at the annual meeting. You may enter a new vote by mailing a new proxy card bearing a later date, through the Internet, by telephone, or by attending the annual meeting in person. Your attendance at the annual meeting in person will not cause your previously granted proxy to be revoked unless you specifically so request and file the proper documentation with the Secretary of the Company. You may also revoke your proxy at any time by delivering a later-dated written revocation to the Secretary of the Company.

Beneficial Owners.   If you hold your shares through a broker, bank or other nominee, you should contact such person prior to the time such voting instructions are exercised.

What if I beneficially own shares through the Company's 401(k) Plan?

Your proxy will serve to instruct the trustee of the 401(k) Plan how to vote your shares. If no direction is given to the trustee, the trustee will vote your shares held in the plan in the same proportion as votes received from other participants in the plan. To allow sufficient time for the trustee to vote your shares, your proxy must be received by 11:59 p.m., Eastern time, on May 26, 2016. If you would like to revoke or change your voting instructions, you must do so by such time and date.

What does it mean if I receive more than one Notice, proxy card or voting instruction card?

If you receive more than one Notice, proxy card or voting instruction card, it means that you have multiple accounts with banks, brokers, other nominees and/or the Company's transfer agent. Please take action with respect to each Notice, proxy card and voting instruction card that you receive. The Company recommends that you contact such persons to consolidate as many accounts as possible under the same name and address.

What if I do not vote for some of the proposals?

Shareholders of Record. Proxies that are properly executed without voting instructions on certain matters will be voted in accordance with the recommendations of the Board on such matters. With respect to any matter not set forth on the proxy that properly comes before the annual meeting, the proxy holders named therein will vote as the Board recommends or, if the Board gives no recommendation, in their own discretion.

Beneficial Owners. If you hold your shares in street name through a broker, bank or other nominee and do not provide voting instructions for any or all matters, such nominee will determine if it has the discretionary authority to vote your shares. Under applicable law and New York Stock Exchange (NYSE) rules and regulations, brokers have the discretion to vote on routine matters, such as the ratification of the appointment of the Company's independent registered public accounting firm, but do not have discretion to vote on non-routine matters. For all matters at the annual meeting, other than the ratification of the appointment of KPMG, the Company believes that your bank, broker or nominee will be unable to vote on your behalf if you do not provide instructions on how to vote your shares. If you do not provide voting instructions, your shares will be considered "broker non-votes" with regard to the non-routine proposals because the broker will not have discretionary authority to vote thereon. Therefore, it is very important for you to vote your shares for each proposal.

What vote is required to approve each item?

		Vote Impact on Approval of Proposal			
Proposal	**Required Approval**	**For**	**Withhold/ Against**	**Abstention**	**Broker Non-Votes**
1 - Election of Directors	Plurality (most votes cast)*	For the proposal	Against the proposal	—	Not a vote cast
2 - Ratification of Appointment of Independent Registered Public Accounting Firm	Two-thirds of the shares of Voting Stock outstanding	For the proposal	Against the proposal	Against the proposal	—
3 - Advisory Approval of the Compensation of Our Named Executive Officers	Two-thirds of the shares of Voting Stock outstanding	For the proposal	Against the proposal	Against the proposal	Against the proposal

_____

* Notwithstanding that directors will be elected by a plurality of votes cast at the annual meeting, in the event any director nominee receives a greater number of votes "withheld" than votes "for" his or her election, our majority voting policy requires such nominee to promptly tender his or her resignation, conditioned on Board review and acceptance. See "Board Matters – Corporate Governance – Corporate Governance Guidelines" for further information regarding our majority voting policy.

If any other matter is properly submitted to the shareholders at the annual meeting, its adoption generally will require the affirmative vote of two-thirds of the shares of Voting Stock outstanding on the record date. The Board does not propose to conduct any business at the annual meeting other than as stated above.

Although the advisory votes in Proposals 2 and 3 are not binding on the Company, the Board and/or respective committee will take your vote into consideration in determining future activities.

Is a registered list of shareholders available?

The names of shareholders of record entitled to vote at the annual meeting will be available to shareholders entitled to vote at the meeting on Wednesday, June 1, 2016 at The Townsend Hotel for any purpose reasonably relevant to the meeting.

How do I find out the voting results?

The Company intends to announce preliminary voting results at the annual meeting and intends to disclose the final voting results in a current report on Form 8-K within four business days of the annual meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership Table

The following table sets forth information regarding the beneficial ownership of the Company's equity securities as of April 4, 2016 by each director and named executive officer (NEO) and all of the directors and executive officers as a group. The following table also sets forth information regarding the beneficial ownership of the Company's Voting Stock by beneficial owners of more than 5% of either class of the Company's Voting Stock. Each share of common stock and Series B Preferred Stock is entitled to one vote on each matter to be voted upon at the annual meeting. The share information set forth in the table below (both numbers of shares and percentages) reflects ownership of common stock and Series B Preferred Stock in aggregate. The notes to the table include information regarding Series B Preferred Stock holdings of Robert Taubman, William Taubman, Gayle Taubman Kalisman, A. Alfred Taubman Restated Revocable Trust and Taubman Ventures Group LLC. The notes also include the percentage ownership of the shares of common stock and/or Series B Preferred Stock on a separate basis to the extent the holder's ownership of such class represents greater than 1% of the outstanding shares. Unless otherwise indicated and subject to applicable community property laws, each owner has sole voting and investment power with respect to the shares listed below.

Directors, Executive Officers and More Than 5% Shareholders(1)	Number of Shares Owned Directly or Indirectly	Number of Shares Which Can Be Acquired Within 60 Days of Record Date		Number of Shares Beneficially Owned	Percent of Shares
		Upon Exercise of Options Exercisable Within 60 Days	Held in Deferral Plans(2)		
Robert S. Taubman	25,127,012	128,491	871,262	26,126,765 (3)(8)	30.2 %
Lisa A. Payne	49,914	—	—	49,914 (4)	*
William S. Taubman	24,842,202	74,095	—	24,916,297 (5)(8)	29.2 %
René Tremblay	6,031	—	—	6,031	*
David S. Joseph II	6,959	—	—	6,959	*
Graham T. Allison	3,401	—	30,186	33,587	*
Jerome A. Chazen	60,000	—	34,402	94,402	*
Craig M. Hatkoff	6,399	—	—	6,399	*
Peter Karmanos, Jr.	50,000	—	30,217	80,217	*
William U. Parfet	16,901	—	24,523	41,424	*
Ronald W. Tysoe	—	—	15,929	15,929	*
Myron E. Ullman, III	2,700	—	742	3,442	*
A. Alfred Taubman Restated Revocable Trust	22,913,305	—	—	22,913,305 (6)(8)	26.8 %
200 E. Long Lake Road, Suite 180 Bloomfield Hills, MI 48304					
Gayle Taubman Kalisman	22,526,095	—	—	22,526,095 (7)(8)	26.4 %
200 E. Long Lake Road, Suite 180 Bloomfield Hills, MI 48304					
Taubman Ventures Group LLC	22,498,279	—	—	22,498,279 (8)	26.3 %
200 E. Long Lake Road, Suite 180 Bloomfield Hills, MI 48304					
The Vanguard Group, Inc.	8,517,605	—	—	8,517,605 (9)	10.0 %
100 Vanguard Blvd. Malvern, PA 19355					
BlackRock, Inc.	5,631,073	—	—	5,631,073 (10)	6.6 %
55 East 52nd Street New York, NY 10055					
Vanguard Specialized Funds-Vanguard REIT Index Fund	4,384,725	—	—	4,384,725 (11)	5.1 %
100 Vanguard Blvd. Malvern, PA 19355					
Long Pond Capital, LP	3,782,646	—	—	3,782,646 (12)	4.4 %
527 Madison Avenue, 15th Floor New York, NY 10022					
LaSalle Investment Management Securities, LLC	3,226,831	—	—	3,226,831 (13)	3.8 %
100 East Pratt Street Baltimore, MD 21202					
APG Asset Management US Inc.	3,044,569	—	—	3,044,569 (14)	3.6 %
666 3rd Ave, 2nd Floor New York, NY 10017					
Directors and Executive Officers as a Group (15 persons)	25,808,432	202,586	1,007,261	27,018,279 (15)	31.2 %

* less than 1%

(1) The Company has relied upon information supplied by certain beneficial owners and upon information contained in filings with the SEC. Except as set forth in note 3 regarding TRG units subject to issuance under the option deferral agreement, the share figures assume that all TRG units issued upon the exercise of options (options) granted under the 1992 Option Plan or the 2008 Omnibus Plan will be immediately exchanged for an equal number of shares of common stock in accordance with the Company's exchange offer (the Continuing Offer) to holders of options and certain partners in TRG. Share figures shown also assume that outstanding TRG units are not exchanged for common stock under the Continuing Offer (to avoid duplication, as a corresponding number of shares of Series B Preferred Stock are owned by each holder of TRG units) and that outstanding shares of Series B Preferred Stock are not converted into common stock (which is permitted, under specified circumstances, at the ratio of one share of common stock for each 14,000 shares of Series B Preferred Stock, with any resulting fractional shares redeemed for cash). As of April 4, 2016, there were 85,389,133 beneficially owned shares of Voting Stock outstanding, consisting of 60,344,194 shares of common stock and 25,044,939 shares of Series B Preferred Stock.

(2) See note 3 below for a description of Robert Taubman's option deferral agreement.

Under the Taubman Centers, Inc. Non-Employee Directors' Deferred Compensation Plan, the restricted share units granted are fully vested at the time of grant but do not have voting rights. The deferral period continues until the earlier of the termination of director service or a change of control.

(3) Consists of (A) 21,385 shares of Series B Preferred Stock that Robert Taubman owns, 1,338,496 shares of Series B Preferred Stock owned by R & W-TRG LLC (R&W), a company owned by Robert Taubman and his brother, William Taubman (shared voting and dispositive power), 22,311,442 shares of Series B Preferred Stock owned by Taubman Ventures Group LLC (TVG) (shared voting and dispositive power), 5,000 shares of Series B Preferred Stock owned by TG Partners (shared voting and dispositive power), 1,431 shares of Series B Preferred Stock owned by Ridge Road Properties LLC (Ridge Road) (shared voting and dispositive power) and 871,262 shares of Series B Preferred Stock subject to issuance under an option deferral agreement (See "Nonqualified Deferred Compensation in 2015" for a description of such agreement) (in aggregate, 94.7% of the Series B Preferred Stock) and (B) 168,776 shares of common stock that Robert Taubman owns, 110,246 shares of common stock that RSTCO, LLC owns, 128,491 shares of common stock that Robert Taubman has the right to receive upon the exercise and conversion of options that have vested or will vest within 60 days of the record date, 244,000 shares of common stock owned by his wife, 27,895 shares of common stock owned in UTMA accounts for the benefit of his children, 711,504 shares of common stock owned by R&W (shared voting and dispositive power) and 186,837 shares of common stock owned by TVG (shared voting and dispositive power) (in aggregate, 2.6% of the common stock).

To avoid duplication, excludes 21,385 TRG units that Robert Taubman owns, 1,338,496 TRG units owned by R&W, the TRG units owned by TVG, TG Partners and Ridge Road, and 871,262 TRG units subject to issuance under the option deferral agreement. Robert Taubman disclaims any beneficial interest in the Voting Stock and TRG units owned by R&W, TVG, TG Partners and Ridge Road beyond his pecuniary interest in such entities. See notes 6 and 8.

R&W has pledged 1,338,496 shares of Series B Preferred Stock, 1,338,496 TRG units, and 711,504 shares of common stock, to Cit bank, N.A. as collateral for various loans. RSTCO, LLC has pledged all of its shares of common stock to US Trust as collateral for a loan.

(4) 23,595 shares of common stock owned are pledged as security for a credit facility with Bank of America, N.A. As of April 4, 2016, there was no balance outstanding on the related loan.

(5) Consists of (A) 21,385 shares of Series B Preferred Stock that William Taubman owns, 1,338,496 shares of Series B Preferred Stock owned by R&W (shared voting and dispositive power), 22,311,442 shares of Series B Preferred Stock owned by TVG (shared voting and dispositive power), 5,000 shares of Series B Preferred Stock owned by TG Partners (shared voting and dispositive power) and 1,431 shares of Series B Preferred Stock owned by Ridge Road (shared voting and dispositive power) (in aggregate, 94.5% of the Series B Preferred Stock), and (B) 65,057 shares of common stock that William Taubman owns, 153,763 shares of common stock that WSTCO, LLC owns, 74,095 shares of common stock that William Taubman has the right to receive upon the exercise and conversion of options that have vested or will vest within 60 days of the record date, 47,287 shares of common stock owned in UTMA accounts for the benefit of his children, 711,504 shares of common stock owned by R&W (shared voting and dispositive power) and 186,837 shares of common stock owned by TVG (shared voting and dispositive power) (in aggregate, 2.0% of the common stock).

To avoid duplication, excludes 21,385 TRG units that William Taubman owns, 1,338,496 TRG units owned by R&W, and the TRG units owned by TVG, TG Partners and Ridge Road. William Taubman disclaims any beneficial interest in the Voting Stock and TRG units owned by R&W, TVG, TG Partners and Ridge Road beyond his pecuniary interest in such entities. See notes 6 and 8.

R&W has pledged 1,338,496 shares of Series B Preferred Stock, 1,338,496 TRG units, and 711,504 shares of common stock, to Cit bank, N.A. as collateral for various loans. WSTCO, LLC has pledged all of its shares of common stock to US Trust as collateral for a loan.

(6) Includes 100 shares of common stock owned by the A. Alfred Taubman Restated Revocable Trust and 186,837 shares of common stock owned by TVG (shared voting and dispositive power). Also includes 408,495 shares of Series B Preferred Stock owned by the A. Alfred Taubman Restated Revocable Trust, 22,311,442 shares of Series B Preferred Stock owned by TVG (shared voting and dispositive power), 5,000 shares of Series B Preferred Stock owned by TG Partners (shared voting and dispositive power) and 1,431 shares of Series B Preferred Stock owned by Ridge Road (shared voting and dispositive power) (in aggregate, 90.7% of the Series B Preferred Stock). To avoid duplication, excludes TRG units of the same amount as Series B Preferred Stock owned by such entities. The A. Alfred Taubman Restated Revocable Trust has sole authority to vote and dispose of the shares of Series B Preferred Stock owned by TG Partners. The A. Alfred Taubman Restated Revocable Trust disclaims beneficial ownership in the Voting Stock and TRG units owned by TVG, TG Partners and Ridge Road beyond its pecuniary interest in those entities.

(7) Consists of 21,385 shares of Series B Preferred Stock that Gayle Taubman Kalisman owns, 22,311,442 shares of Series B Preferred Stock owned by TVG (shared voting and dispositive power), 5,000 shares of Series B Preferred Stock owned by TG Partners (shared voting and dispositive power) and 1,431 shares of Series B Preferred Stock owned by Ridge Road (shared voting and dispositive power) (in aggregate, 89.2% of the Series B Preferred Stock) and 186,837 shares of common stock owned by TVG (shared voting and dispositive power).

To avoid duplication, excludes 21,385 TRG units that Gayle Taubman Kalisman owns and the TRG units owned by TVG, TG Partners and Ridge Road. Gayle Taubman Kalisman disclaims any beneficial interest in the Voting Stock and TRG units owned by TVG, TG Partners and Ridge Road beyond her pecuniary interest in such entities. See notes 6 and 8.

(8) Robert Taubman, William Taubman and Gayle Taubman Kalisman are co-trustees of The A. Alfred Taubman Restated Revocable Trust, and share voting and dispositive power over shares and TRG units beneficially owned by such trust. The A. Alfred Taubman Restated Revocable Trust, Robert Taubman, William Taubman and Gayle Taubman Kalisman may be deemed to beneficially own 186,837 shares of common stock owned by TVG, 5,000 shares of Series B Preferred Stock owned by TG Partners, 22,311,442 shares of Series B Preferred Stock owned by TVG and 1,431 shares of Series B Preferred Stock owned by Ridge Road. Such amounts are disclosed in notes 3, 5, 6 and 7. To avoid duplication, excludes the TRG units owned by TVG, TG Partners and Ridge Road. Each person disclaims beneficial ownership in the Voting Stock and TRG units owned by TVG, Ridge Road and TG Partners beyond such person's pecuniary interest in such entities. TVG has pledged 7,000,000 shares of Series B Preferred Stock and 7,000,000 TRG units to Comerica Bank as collateral for a credit facility.

(9) Pursuant to Schedule 13G/A filed with the SEC on February 10, 2016. Represents 14.1% of the common stock. The Vanguard Group, Inc. has sole power to vote 134,218 shares, shared power to vote 49,200 shares, sole power to dispose 8,423,530 shares, and shared power to dispose 94,075 shares.

(10) Pursuant to Schedule 13G/A filed with the SEC on January 27, 2016. Represents 9.3% of the common stock. This report includes holdings of various subsidiaries of the holding company. BlackRock, Inc. has sole power to vote 5,399,173 shares and sole power to dispose 5,631,073 shares.

(11) Pursuant to a Schedule 13G/A filed with the SEC on February 9, 2016. Represents 7.3% of the common stock. Vanguard Specialized Funds-Vanguard REIT Index Fund has sole power to vote 4,384,725 shares.

(12) Pursuant to a Schedule 13G filed with the SEC on February 12, 2016. Represents 6.3% of the common stock. Long Pond LP, as investment manager of certain private funds, Long Pond LLC, as the general partner of Long Pond LP, and John Khoury, principal of Long Pond LP, have shared voting and dispositive power over all of the shares of common stock.

(13) Pursuant to a Schedule 13G filed with the SEC on February 12, 2016. Represents 5.3% of the common stock. It has sole power to vote 250,201 shares and sole power to dispose 3,226,831 shares.

(14) Pursuant to a Schedule 13G filed with the SEC on December 22, 2015. Represents 5.0% of the common stock. APG Asset Management N.V. (APG NL) is the exclusive investment manager with the power to vote and make all investment decisions. APG NL has delegated its investment and voting power to APG Asset Management US Inc. (APG US). APG NL owns all of the voting shares of APG US and thus may be deemed to beneficially own any securities over which APG US exercise investment management or voting discretion. APG Group NV owns all of the shares of APG NL and Stichting Pensioenfonds ABP (ABP) owns all of the shares of APG Groep NV (APG Group). As a result of these relationships, ABP and APG Group indirectly may be deemed to beneficially own all of the securities over which APG NL or APG US exercises investment management or voting discretion.

(15) Consists of an aggregate of (A) 2,109,293 shares of common stock beneficially owned and 202,586 shares of common stock that such persons have the right to receive upon the exercise and conversion of options that have vested or will vest within 60 days of the record date, and 135,999 shares of common stock subject to issuance under the Non-Employee Directors' Deferred Compensation Plan (in aggregate, 4.0% of the common stock), and (B) 23,699,139 shares of Series B Preferred Stock beneficially owned and 871,262 shares of Series B Preferred Stock subject to issuance under the option deferral agreement (see note 3 above) (in aggregate, 94.8% of the Series B Preferred Stock).

See notes 3, 4, 5 and 8 for shares and units pledged as collateral. In addition, another officer has pledged 154,975 shares of common stock as security for a credit facility with Wells Fargo Bank, N.A. (as of April 4, 2016, there was no balance outstanding on the related loan).

Ownership Limitation

Under the Company's Restated Articles of Incorporation (the Articles), in general, no shareholder may own more than 8.23% (the General Ownership Limit) in value of the Company's "Capital Stock" (which term refers to the common stock, preferred stock and Excess Stock, as defined below). The Articles specifically permit two pension trusts to each own 9.9% in value of the Company's Capital Stock and a third pension trust to own 13.74% in value of the Company's Capital Stock (collectively, the Existing Holder Limit). In addition, the Board has the authority to allow a "look through entity" to own up to 9.9% in value of the Capital Stock (the Look Through Entity Limit), provided that after application of certain constructive ownership rules under the Internal Revenue Code of 1986, as amended (the IRC), and rules defining beneficial ownership under the Michigan Business Corporation Act, no person would constructively or beneficially own more than the General Ownership Limit. A look through entity is an entity (other than a qualified trust under Section 401(a) of the IRC, certain other tax-exempt entities described in the Articles, or an entity that owns 10% or more of the equity of any tenant from which the Company or TRG receives or accrues rent from real property) whose beneficial owners, rather than the entity, would be treated as owning the capital stock owned by such entity. Changes in the ownership limits cannot be made by the Board and would require an amendment to our Articles. Amendments to the Articles require the affirmative vote of holders owning not less than two-thirds of the outstanding Voting Stock.

The Articles provide that if the transfer of any shares of Capital Stock or a change in the Company's capital structure would cause any person (the Purported Transferee) to own Capital Stock in excess of the General Ownership Limit, the Look Through Entity Limit, or the applicable Existing Holder Limit, then the transfer is to be treated as invalid from the outset, and the shares in excess of the applicable ownership limit automatically acquire the status of "Excess Stock." A Purported Transferee of Excess Stock acquires no rights to shares of Excess Stock. Rather, all rights associated with the ownership of those shares (with the exception of the right to be reimbursed for the original purchase price of those shares) immediately vest in one or more charitable organizations designated from time to time by the Board (each, a Designated Charity). An agent designated from time to time by the Board (each, a Designated Agent) will act as attorney-in-fact for the Designated Charity to vote the shares of Excess Stock, take delivery of the certificates evidencing the shares that have become Excess Stock, and receive any distributions paid to the Purported Transferee with respect to those shares. The Designated Agent will sell the Excess Stock, and any increase in value of the Excess Stock between the date it became Excess Stock and the date of sale will inure to the benefit of the Designated Charity. A Purported Transferee must notify the Company of any transfer resulting in shares converting into Excess Stock, as well as such other information regarding such person's ownership of the capital stock as the Company requests.

Under the Articles, only the Designated Agent has the right to vote shares of Excess Stock; however, the Articles also provide that votes cast with respect to certain irreversible corporate actions (*e.g.*, a merger or sale of the Company) will not be invalidated if erroneously voted by the Purported Transferee. The Articles also provide that a director is deemed to be a director for all purposes, notwithstanding a Purported Transferee's unauthorized exercise of voting rights with respect to shares of Excess Stock in connection with such director's election.

Robert Taubman, William Taubman, Gayle Taubman Kalisman and the A. Alfred Taubman Restated Revocable Trust may be deemed to beneficially own 30.2%, 29.2%, 26.4% and 26.8% of the Voting Stock, respectively, as of the record date, and the combined Taubman family beneficial ownership (although not a "group" for purposes of beneficial ownership) includes 96.3% and 2.8% of the Series B Preferred Stock and common stock outstanding, respectively, as of the record date. The Series B Preferred Stock is convertible into shares of common stock at a ratio of 14,000 shares of Series B Preferred Stock to one share of common stock, and therefore one share of Series B Preferred Stock has a value of 1/14,000ths of the value of one share of common stock. Accordingly, the foregoing ownership of Voting Stock does not violate the ownership limitations set forth in the Articles.

PROPOSAL 1 - ELECTION OF DIRECTORS

The Board currently consists of nine members serving three-year staggered terms. Under the Company's Restated Articles of Incorporation, a majority of the Company's directors must not be officers or employees of the Company or its subsidiaries. Three directors are to be elected at the annual meeting, each to serve until the 2019 annual meeting of shareholders or until such director's earlier resignation, retirement or other termination of service.

The Board has re-nominated Jerome A. Chazen, Craig M. Hatkoff and Ronald W. Tysoe for new three-year terms. Each nominee has consented to be named in this proxy statement and agreed to continue to serve as a director if elected by the shareholders. If any of them should become unavailable, the Board may designate a substitute nominee. In that case, the proxy holders named as proxies in the accompanying proxy card will vote for the Board's substitute nominee. Alternatively, the Board may reduce the size of the Board or leave the position vacant. Additional information regarding the directors and director nominees of the Company is set forth below.

<p style="text-align:center">**The Board recommends that the shareholders vote FOR each of the Company's three director nominees that stand for re-election.**</p>

Directors

The directors and director nominees of the Company are as follows:

Name	Age	Title	Term Ending
Jerome A. Chazen	89	Director	2016
Craig M. Hatkoff	62	Director	2016
Ronald W. Tysoe	63	Director	2016
William U. Parfet	69	Director	2017
Robert S. Taubman	62	Chairman of the Board, President and Chief Executive Officer	2017
Myron E. Ullman, III	69	Director	2017
Graham T. Allison	76	Director	2018
Peter Karmanos, Jr.	73	Director	2018
William S. Taubman	57	Chief Operating Officer and Director	2018

12

Specific Qualifications, Attributes, Skills and Experience to be Represented on the Board

As set forth in the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee considers the experience, mix of skills and other qualities of the existing Board to ensure an appropriate Board composition. The Nominating and Corporate Governance Committee believes that directors must have demonstrated excellence in their chosen fields, high ethical standards and integrity, and sound business judgment. In addition, it seeks to ensure the Board includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to the Company's business, to enable the Board to fulfill its oversight responsibilities and act in the best interests of shareholders. In addition, the Nominating and Corporate Governance Committee believes that directors and nominees with the following qualities and experiences can assist in meeting this goal:

- **Senior Leadership Experience.**

  9/9 Directors

  Directors with experience in significant leadership positions provide the Company with experience and perspective in analyzing, shaping and overseeing the execution of operational, organizational and policy issues at a senior level. Further, they have a practical understanding of balancing operational needs and risk management. Through their service as top leaders at other organizations, they also have access to important sources of market intelligence, analysis and relationships that benefit the Company.

- **Business Entrepreneurship and Transactional Experience.**

  8/9 Directors

  Directors who have backgrounds in entrepreneurial businesses and growth transactions can provide insight into developing and implementing strategies for entering into new business segments, partnering in joint ventures, growing via mergers and acquisitions and technology innovation. Further, they have a practical understanding of the importance of "fit" with the Company's culture and strategy, the valuation of transactions and business opportunities, and management's plans for integration with existing operations. The Company's continuing efforts to expand in Asia and utilize technology have benefited from the Board's entrepreneurial and transactional experience.

- **Financial and Accounting Experience.**

  7/9 Directors

  An understanding of the financial markets, corporate finance, accounting requirements and regulations, and accounting and financial reporting processes allows directors to understand, oversee and advise management with respect to the Company's operating and strategic performance, capital structure, financing and investing activities, financial reporting, and internal control of such activities. The Company also seeks to have a number of directors who qualify as financial experts under SEC rules, and we expect all of our directors to be financially knowledgeable.

- **Real Estate Experience.**

  6/9 Directors

  An understanding of real estate issues, particularly with respect to regional mall shopping centers, outlet centers and mixed-use centers, department stores and other key tenants, real estate development and real estate investment companies generally, allows directors to bring critical industry-specific knowledge and experience to the Company. Education and experience in the real estate industry is useful in understanding the Company's development, leasing and management of shopping centers, acquisition and disposition of centers, the Company's strategic vision and the competitive landscape of the industry.

- **Brand Marketing, Social Media and Technology Expertise.**

8/9 Directors

The Company utilizes a retailing approach to the management and leasing of its centers, with a key focus on having a large, diverse selection of retail stores in each center and a constantly changing mix of tenants to address retail trends and new retail concepts. The Company also provides innovative initiatives to heighten the shopping experience and build customer loyalty, including through social media and technology programs. Directors who have brand marketing, social media and technology expertise, as well as knowledge of the fashion industry, can provide expertise and guidance as the Company seeks to maintain and expand brand and product awareness and a positive reputation.

- **Public Company Board Experience.**

7/9 Directors

Directors who serve or have served on other public company boards can offer advice and insights with regard to the dynamics and operation of a board of directors, the relations of a board to the CEO and other management personnel, the importance of particular agenda and oversight matters, and oversight of a changing mix of strategic, operational, and compliance-related matters.

- **Global Expertise.**

9/9 Directors

The Company is expanding its platform into China and South Korea, and therefore directors with global expertise can provide a useful business and cultural perspective regarding aspects of our business.

Director Background and Qualifications

The following biographies set forth the business experience during at least the past five years of each director nominee and each director whose term of office will continue after the annual meeting. In addition, the following includes, for each director, a brief discussion of the specific experiences, qualifications, attributes and skills that led to the conclusion that each director should serve on the Board at this time in light of the goals set forth above.

Jerome A. Chazen

Director since: 1992(IPO)
Age: 89

Current Occupation(s):
»Chairman of Chazen Capital Partners, a private investment company, since 1996

»Chairman Emeritus of Fifth & Pacific Companies Inc. (f/k/a Liz Cla borne, Inc.), a company he founded with three other partners in 1976

»Serves as a board member, executive or trustee for numerous educational and charitable organizations

Prior Occupation(s):
»Founder of the Jerome A. Chazen Institute of International Business, the focal point of all international programs at Columbia University Business School

Qualifications, Attributes, Skills and Experience:
»Significant knowledge of the Company and its culture based on his 24 years of service as a director

»In-depth knowledge and expertise in retail shopping, brand marketing, senior leadership, strategic planning, and international business through his development and leadership of Fifth & Pacific Companies Inc. (f/k/a Liz Claiborne, Inc.), which enables him to provide a unique insight to the Company's tenants, centers and international expansion

»Significant expertise in entrepreneurship, finance and accounting, executive management, acquisitions and dispositions, and strategic planning through his leadership of Fifth & Pacific Companies Inc. (f/k/a Liz Cla borne, Inc.) and more recently through his private investment entity and numerous charitable organizations

»Board and board committee experience at other public companies, which enables him to provide significant insight as to governance and compliance-related matters

Other Public Company Board(s):
»Served as a director of Atrinsic, Inc. (f/ka New Motion, Inc.) from 2005 to 2013

Craig M. Hatkoff

Director since: 2004
Age: 62

Current Occupation(s):
»In 2015, Mr. Hatkoff served as an Adjunct Professor at Columbia Business School, where he taught courses on entrepreneurship and innovation

»Co-founder of the Tr beca Film Festival

»Chairman of Turtle Pond Publications LLC, which is active in children's publishing and entertainment and is a private investor in other entrepreneurial ventures

Prior Occupation(s):
»Served as Vice Chairman of Capital Trust, Inc., a real estate investment management company (NYSE) and one of the largest dedicated real estate mezzanine lenders, from 1997 to 2000, and served on the board of directors from 1997 to 2010

»From 2002 to 2005, served as a trustee of the New York City School Construction Authority, the agency responsible for the construction of all public schools in New York City

»Founder and a managing partner of Victor Capital Group, L.P., from 1989 until its acquisition in 1997 by Capital Trust, Inc.

»Previously, spent 11 years at Chemical Bank, including as co-head of the real estate investment banking unit, where he was a pioneer in commercial mortgage securitization

Qualifications, Attributes, Skills and Experience:
»In-depth expertise and knowledge of real estate, capital markets, finance, private investing, entrepreneurship and executive management through his work with Chemical Bank, Victor Capital Group and Capital Trust

»Provides a unique insight into the financial markets generally, valuation analysis, strategic planning, and unique financing structures and alternatives from such prior work

»Possesses entrepreneurial, brand marketing, social media, technology and innovation, and senior leadership experience through his private investments and service on the boards of numerous educational and charitable organizations

»Extensive board and board committee experience at other public companies, including his current service at SL Green Realty Corp. and his long-standing service to Capital Trust, Inc., which enables him to provide significant insight as to governance and compliance-related matters particular to real estate companies

Other Public Company Board(s):
»Serves as a director of SL Green Realty Corp. since January 2011 (a member of the Nominating and Corporate Governance Committee and the Audit Committee)

Ronald W. Tysoe

Director since: 2007
Age: 63

Current Occupation(s):
» Professional Director of Public Company Boards as set forth below:

»Scripps Networks Interactive, Inc. (spun off from E.W. Scripps Company), a media and broadcasting enterprise, since July 2008 (Chairman of the Audit Committee and a member of the Compensation Committee)

»Canadian Imperial Bank of Commerce, since February 2004 (Chairman of the Risk Management Committee)

»Cintas Corporation, since December 2007 (Chairman of the Audit Committee and a member of the Nominating and Corporate Governance Committee)

»J. C. Penney Company, Inc., since August 2013 (member of the Committee of the Whole, the Finance and Planning Committee and Chairman of the Human Resources and Compensation Committee).

Prior Occupation(s):
»Senior Advisor at Perella Weinberg Partners LP, a boutique investment banking firm in New York from October 2006 through September 2007

»Vice Chairman, Finance and Real Estate, of Federated Department Stores, Inc. (now Macy's, Inc.), from April 1990 to 2006, including as Chief Financial Officer of Federated from 1990 to 1997. Served on the Federated board of directors from 1988 until 2005

Qualifications, Attributes, Skills and Experience:
»Long-standing service as a senior executive and a director of a company in the retail industry has provided him with extensive knowledge and experience in transactional, brand marketing, strategic planning, governance and international business matters

»Such experience enables Mr. Tysoe to provide unique insight into tenant and development matters and the retail industry generally

»Possesses an in-depth knowledge of accounting and finance from his executive and director positions, which included serving as a chief financial officer

»Extensive Board and Board committee experience at other public companies across many industries, including through his current service to four other public companies, which enables him to provide significant insight as to governance and compliance-related matters and in particular accounting and finance matters

»As a result of the foregoing expertise and experience, Mr. Tysoe qualifies as a financial expert under SEC rules

Other Public Company Board(s):
»In addition to current boards noted herein, also served as a director of Pzena Investment Management, Inc. from December 2008 to August 2013 (served on the Audit, Compensation and Corporate Governance Committees)

William U. Parfet

Director since: 2005
Age: 69

Current Occupation(s):
»Recently retired as Chairman and Chief Executive Officer of MPI Research, a Michigan-based, privately-held pre-clinical toxicology research laboratory. He joined MPI Research in November 1995 as co-Chairman and had served as Chairman and Chief Executive Officer since 1999

Prior Occupation(s):
»From 1993 to 1996, he served as president and chief executive officer of Richard-Allan Medical Industries (now Thermo Fisher Scientific Inc.), a worldwide manufacturer of surgical and laboratory products

»From 1973 to 2003, he served in a variety of positions at The Upjohn Company, a pharmaceutical company, most recently as Vice Chairman of the board

»Previously served as Trustee for the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board, as a member of the Emerging Issues Task Force, and as National Chairman of the Financial Executives Institute

Qualifications, Attributes, Skills and Experience:
»Long-standing service as an executive and director of multinational companies has provided him with extensive knowledge and experience in executive management, transactional, brand marketing, strategic planning and international business matters

»Possesses an in-depth knowledge of accounting, finance and capital markets resulting from his executive and director positions, which included serving as a chief financial officer, controller and treasurer of a multinational corporation, as well as his numerous leadership positions with national financial and accounting industry groups

»Extensive board and board committee experience at other public companies, including through his current and long-standing service as a director of Monsanto Company and Stryker Corporation. Such board experience, including his role as Lead Independent Director at Stryker, enables Mr. Parfet to provide significant insight as to governance and compliance-related matters and in particular accounting and finance matters

»As a result of the foregoing expertise and experience, Mr. Parfet qualifies as a financial expert under SEC rules

Other Public Company Board(s):
»Monsanto Company since June 2000 (currently Chairman of the Audit and Finance Committee and a member of the Executive and the People and Compensation Committees)

»Stryker Corporation since 1993 (a member of the Governance and Nominating Committee, Chairman of the Compensation Committee and the Lead Independent Director of its board)

Robert S. Taubman

Director since: 1992 (IPO)
Age: 62

Current Occupation(s):
» Chairman of the Board, and President and Chief Executive Officer of the Company and the Manager, which is a subsidiary of TRG. He has been Chairman since December 2001 and President and CEO since 1990

Other:
» Immediate past Chairman and a director of the Real Estate Roundtable

» Member and former Trustee of the Urban Land Institute

» Member of the Executive Board of the National Association of Real Estate Investment Trusts

» Trustee of the Cranbrook Educational Community

» Director of Business Leaders for Michigan

» Member of the board committee of Beaumont Hospital

» Leadership Advisory board member of A. Alfred Taubman Medical Research Institute

» Former trustee of the International Council of Shopping Centers

» Serves on the University of Michigan Investment Advisory Committee and is involved in a number of community and philanthropic organizations.

» Brother of William Taubman

Qualifications, Attributes, Skills and Experience:
» Has led the Company as a principal executive officer for 32 years, as a director for 24 years and as Chairman for 15 years. He is a recognized leader in the REIT and regional mall industries

» Unique perspective and understanding of the Company's business, culture and history, having led the Company through many economic cycles, internal and external growth and curtailment, global expansion and other key operational and strategic initiatives. His day-to-day leadership of the Company gives him critical insights into the Company's operations, strategy and competition, and allows him to facilitate the Board's ability to perform its critical oversight function

» Through his work at the Company and his leadership roles in numerous real estate and shopping center industry associations in Michigan and nationally, he possesses an in-depth knowledge of the REIT industry and regional malls, outlet centers and mixed-use centers on a global basis, and has significant relationships with key developers, potential and current joint venture partners, and tenants

» Extensive board and board committee experience at other public companies, including through his current and long-standing service as a director of Comerica Bank and Sotheby's Holdings, also provides him significant insight as to governance and compliance-related matters of public companies

Other Public Company Board(s):
» Comerica Bank and related predecessor boards since 1987 (currently, a member of the Enterprise Risk Committee)

» Sotheby's Holdings, Inc., the international art auction house, from 2000 through his retirement from the Board in May 2016 (most recently served as Chairman of the Finance Committee)

Myron E. Ullman, III

Director since: 2016; and served 2003-04
Age: 69

Current Occupation(s):
» Serves as Executive Chairman of J.C. Penney Company, Inc., a chain of retail department stores, since August 2015

» From April 2013 to August 2015, served as Chief Executive Officer and a member of the Board of Directors of J.C. Penney Company, Inc. Previously served as Executive Chairman of J.C. Penney Company, Inc., from November 2011 to January 2012, and as the Chairman of the Board of Directors and Chief Executive Officer from December 2004 to November 2011

Prior Occupation(s):
» Served as Directeur General, Group Managing Director of LVMH Möet Hennessy Louis Vuitton, a luxury goods manufacturer and retailer, from July 1999 to January 2002

» From January 1995 to June 1999, he served as Chairman and Chief Executive Officer of DFS Group Limited, a retailer of luxury branded merchandise

» From 1992 to 1995, Mr. Ullman served as Chairman and Chief Executive Officer of R.H. Macy & Co., Inc.

» Served as the Chairman of the Federal Reserve Bank of Dallas through the end of 2014

Qualifications, Attributes, Skills and Experience:
» Through his senior leadership and public company board experience with U.S. and international retailers, he brings to the Board extensive knowledge in important areas, including leadership of global businesses, finance, executive compensation, risk assessment and compliance

» Possesses brand marketing experience and international distribution and operations experience from his roles at major U.S. and international retailers, as well as insights and perspectives from positions he has held in the technology and real estate industries and the public sector

» Experiences as chairman and chief executive officer of various entities during his career provide the Board with insight into the challenges inherent in managing a complex organization

Other Public Company Board(s):
» In addition to serving as Executive Chairman of J.C. Penney Company, Inc., he currently serves on the Board of Directors of Starbucks Corporation (including service as Chair of the Compensation and Management Development Committee)

» Previously served on the Boards of Directors for Ralph Lauren Corporation, Taubman Centers, Saks, Inc. and Pzena Investment Management, Inc.

Graham T. Allison

Director since: 1996; and served 1993-94
Age: 76

Current Occupation(s):
» Douglas Dillon Professor of Government and the Director of the Belfer Center for Science and International Affairs at Harvard University, serving in such capacities since 1995. He has been a leading analyst of U.S. national security and defense policy for over three decades

Prior Occupation(s):
»Former United States Assistant Secretary of Defense in the first Clinton administration. Also served as a special advisor to the Secretary of Defense under President Reagan and numerous public committees and commissions related to national security and defense issues

»As "founding dean" of the Kennedy School of Harvard University, he built the major professional school of public policy and government from 1977 to 1989

»Served as a director of Natixis Global Asset Management, the Loomis Sayles Funds and the Hansburger Funds from 1984 to 2012. He also previously served as a director of CDC Nvest Funds and IXIS Asset Advisors, as well as Belco Oil and Gas, Chase Manhattan Bank, Getty Oil Company, and USEC

»Served as a director of Joule Unlimited (f/k/a Joule Biotechnologies) since 2009

Qualifications, Attributes, Skills and Experience:
»Has significant knowledge of the Company and its culture based on his 20 years of service as a director

»Extensive board and board committee experience across industries enables him to provide significant insight as to governance and compliance-related matters

»Extensive knowledge and experience in complex international affairs and government policy, and the resulting significant contacts he has established therefrom, has benefited the Company's development plans domestically and internationally

»His career in academia and government policy also has provided a unique insight into strategic planning and risk management issues

Other Public Company Board(s):
»None

Peter Karmanos, Jr.

Director since: 2000
Age: 73

Current Occupation(s):
»Chairman and co-founder of MadDog Technology, a company formed in 2014 that partners with companies to create digital enterprises

»Co-owner of the Carolina Hurricanes and is the owner of the Florida Everblades

Prior Occupation(s):
»Founded Compuware Corporation, a global provider of software solutions and professional services headquartered in Detroit, Michigan. Mr. Karmanos served as a director of Compuware from its inception in 1973 to March 2013, as its Chairman from November 1978 to March 2013, as its Executive Chairman from June 2011 to March 2013, as its Chief Executive Officer from July 1987 to June 2011, and as its President from October 2003 to March 2008

»Mr. Karmanos founded the Barbara Ann Karmanos Institute

Qualifications, Attributes, Skills and Experience:
»Has significant knowledge of the Company and its culture based on his 16 years of service as a director

»Has significant expertise and experience in public company management, entrepreneurial leadership, brand marketing, strategic planning, international business and informational technology resulting from his development and leadership of Compuware for over 40 years, from start-up to member of the S&P 500, and MadDog Technology

»His unique perspective enables him to bridge the gap between Chairman and CEO and the independent directors of a public company

»Has in-depth entrepreneurial and strategic planning experience from his leadership of numerous civic and charitable organizations, many of which are focused on finance, technology and business matters

»Extensive board and board committee experience at other public companies, including through his long-standing service as a director of Worthington Industries and Compuware (as Executive Chairman), which enables him to provide significant insight as to governance and compliance-related matters

Other Public Company Board(s):
»Worthington Industries, Inc. since 1997 (currently a member of its Executive Committee and Chair of its Nominating and Governance Committee)

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William S. Taubman

Director since: 2000
Age: 57

Current Occupation(s):

» Chief Operating Officer of the Company, appointed in 2005, and served as Executive Vice President of the Company from 1994 to 2005. Mr. Taubman is also the Executive Vice President of the Manager, a position he has held since 1994. His responsibilities include the overall management of the development, leasing, and center operations functions. He held various other positions with the Manager prior to 1994

Other:

» Member of the Board and the Executive Committee of the International Council of Shopping Centers and was a past Chairman of the board

» Member of the Urban Land Institute and the National Association of Real Estate Investment Trusts

» Chairman of New Detroit

» Leadership Advisory Board Member for the A. Alfred Taubman Medical Research Institute

» Board of trustees for the Museum of Arts & Design in New York.

» Brother of Robert Taubman

Qualifications, Attributes, Skills and Experience:

» Has led the Company as a principal executive for 22 years and as a director for 16 years

» Unique perspective and understanding of the Company's business, culture and history, having led the Company through many economic cycles, internal and external growth and curtailment, global expansion and other key operational and strategic initiatives

» Day-to-day leadership of the Company gives him critical insights into the Company's operations, strategy and competition, and allows him to facilitate the Board's ability to perform its critical oversight function

» Through his work at the Company and his leadership roles in numerous real estate and shopping center industry associations in Michigan and nationally, he possesses an in-depth knowledge of the REIT industry and regional malls, outlet centers and mixed-use centers on a global basis, and has significant relationships with key developers, potential and current joint venture partners, and tenants

» Served as a financial analyst specializing in mergers and acquisitions before joining the Company

Other Public Company Board(s):

» None

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Director Independence

The NYSE listing standards set forth objective requirements for a director to satisfy, at a minimum, in order to be determined to be independent by the Board. In addition, in order to conclude a director is independent in accordance with the NYSE listing standards, the Board must also consider all relevant facts and circumstances, including the director's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, and such other criteria as the Board may determine from time to time. The Board has adopted additional categorical standards regarding relationships that the Board does not consider material for purposes of determining a director's independence. The Company's Corporate Governance Guidelines set forth the NYSE objective requirements and the Company's additional categorical standards for Board independence, as well as additional independence standards for members of the Audit Committee and the Compensation Committee established by the SEC and the NYSE.

The Board has determined, after considering all of the relevant facts and circumstances, including written information provided by each director, that all of the non-employee directors, Messrs. Allison, Chazen, Hatkoff, Karmanos, Parfet, Tysoe and Ullman, are independent from management in accordance with the NYSE listing standards and the Company's Corporate Governance Guidelines.   In particular, the Board considered that Mr. Parfet serves on the board for the College for Creative Studies in Detroit, Michigan. The Company and Robert Taubman and his wife contributed $6,410 in aggregate to the College for Creative Studies in 2015, and A. Alfred Taubman previously made a $15 million testamentary pledge. The Board determined these donations and pledge did not impair independence because (A) A. Alfred Taubman was a member of the board for the College for Creative Studies from 1987 until his death in 2015, and he served as chairman of the building committee, and (B) Mr. Parfet did not solicit any of such donations or pledge.

The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are composed entirely of independent directors. In addition, after considering all of the relevant facts and circumstances, the Board has determined that each member of the Audit Committee and the Compensation Committee qualifies as independent in accordance with the additional independence rules established by the SEC and the NYSE.

BOARD MATTERS

The Board of Directors

General

The Board has general oversight responsibility for the Company's affairs and the directors, in exercising their fiduciary duties, represent and act on behalf of the shareholders. Although the Board does not have responsibility for the Company's day-to-day management, it stays regularly informed about the Company's business and provides guidance to management through periodic meetings and other informal communications. The Board provides critical oversight in, among other things, the Company's strategic and financial planning process, leadership development and succession planning, risk management, as well as other functions carried out through the Board committees as described below. The Board also performs an annual performance review of the Board and individual directors.

Board Leadership

Our Board is led by Robert Taubman, the Company's Chairman, President and Chief Executive Officer. The Board believes this structure permits a unified strategic vision for the Company that ensures appropriate alignment between the Board and management and provides clear leadership for the Company. The Board does not utilize a lead independent director. Although the Board recognizes the increasing utilization of non-executive chairmen and lead directors in many public companies, the Board believes its current leadership structure is most appropriate for the Company and best serves the shareholders of the Company at the current time, as it has since Robert Taubman became Chairman in 2001. There is no "one size fits all" approach to ensuring independent leadership. The Board believes that its seven independent directors are deeply engaged and provide significant independent leadership and direction given their executive and Board experience noted above. See "Proposal 1-Election of Directors-Director Background and Qualifications." The independent directors are the sole members of the Audit, Nominating and Corporate Governance, and Compensation Committees, which collectively oversee critical matters of the Company such as the integrity of the Company's financial statements, the compensation of executive management, the selection and evaluation of directors, and the development and implementation of the Company's corporate governance policies and structures. The independent directors also meet regularly in executive session at Board and committee meetings and have access to independent advisors as they deem appropriate. Management supports this oversight role through its tone-at-the-top and open communication.

Board Oversight of Risk Management

The Board oversees the Company's risk management primarily through the following:

- the Board's review and approval of management's annual business plan, including the projected opportunities and challenges facing the business, and review of management's long-term liquidity and strategic plans;

- the Board's review, on at least a quarterly basis, of business developments, strategic plans and implementation, liquidity and financial results;

- the Board's oversight of the implementation of an enterprise risk management framework, including its review of specific material risks and risk mitigants and participation in presentations by key employees that manage key operations, internal leadership teams and strategic initiatives;

- the Board's oversight of succession planning;

- the Board's oversight of capital spending and financings, as well as mergers, acquisitions and divestitures;

- the Audit Committee's oversight of the Company's significant financial risk exposures (including credit, liquidity and legal, regulatory and other contingencies), accounting and financial reporting, disclosure control and internal control processes (including internal control over financial reporting, and the Audit Committee's discussions with management, the independent accountants and internal auditors regarding the quality and adequacy thereof), the internal audit function, and the legal, regulatory and ethical compliance functions (including key compliance policies, such as the Code of Business Conduct and Ethics, Conflict of Interest and Related Person Transactions policies);

21

- the Nominating and Corporate Governance Committee's oversight of Board structure, the Company's governance policies and the self-evaluation assessments conducted by the Board and its committees;

- the Compensation Committee's review and approvals regarding executive officer compensation and its alignment with the Company's business and strategic plans, and the review of compensation plans generally and the related incentives, risks and risk mitigants; and

- Board and committee executive sessions consisting of the independent directors, solely among themselves, as well as with management, the internal and outside auditor, compensation consultant and other third parties.

Meetings

The Board and its committees meet throughout the year at regularly scheduled meetings, and also hold special meetings and act by written consent as appropriate. In 2015, the Board held five meetings. During 2015, each director attended at least 75%, in aggregate, of the meetings of the Board and all committees of the Board on which he or she served.

Directors are expected to attend all meetings, including the annual meeting of shareholders, and the Company historically has scheduled a Board meeting on the date of the annual meeting of shareholders. All directors serving in 2015 attended the 2015 annual meeting in person or via conference call.

Non-management directors hold regularly scheduled executive sessions at which they meet without the presence of management. These executive sessions generally occur around regularly scheduled meetings of the Board. Each meeting, the position of presiding director is rotated in alphabetical order among the non-management directors. For more information regarding the Board and other corporate governance policies and procedures, see "-Corporate Governance." For information on how you can communicate with the Company's non-management directors, including the presiding director, see "-Shareholder Communication with the Board."

Committees of the Board

The Board has delegated various responsibilities and authority to Board committees and each committee regularly reports on its activities to the Board. Each committee, except the Executive Committee, has regularly scheduled meetings and nearly always has executive sessions each meeting at which committee members meet without the presence of management (as well as with certain members of management). Each committee, other than the Executive Committee, operates under a written charter approved by the Board, which is reviewed annually by the respective committees and the Board and is available on the Company's website, *www.taubman.com*, under the Investors - Corporate Governance - Committee Composition and Charters tab. The table below sets forth the current membership of the four standing committees of the Board and the number of meetings in 2015 of such committees:

Name	Audit	Compensation	Nominating and Corporate Governance	Executive
Graham T. Allison	—	—	X	X
Jerome A. Chazen	Chair	X	—	—
Craig M. Hatkoff	—	Chair	X	—
Peter Karmanos, Jr.	—	X	—	—
William U. Parfet	X	—	Chair	—
Robert S. Taubman	—	—	—	Chair
William S. Taubman	—	—	—	—
Ronald W. Tysoe	X	X	—	X
Myron E. Ullman, III	X	—	X	—
Meetings	9	3	2	—

Ms. Payne resigned as Vice Chairman of the Board effective March 2016. She was not a member of any standing committee of the Board in 2015 or in 2016. Mr. Ullman was appointed in April 2016 to fill the vacant Board seat following Ms. Payne's resignation. He was appointed to the Audit Committee and the Nominating and Corporate Governance Committee in April 2016.

Audit Committee

The Audit Committee is responsible for providing independent, objective oversight and review of the Company's auditing, accounting and financial reporting processes, including by: reviewing the audit results and monitoring the effectiveness of the Company's internal control over financial reporting, disclosure controls and internal audit function; reviewing our reports filed with or furnished to the SEC that include financial statements or results; and providing oversight of legal, ethical and regulatory compliance functions (including key compliance policies, such as the Code of Business Conduct and Ethics, Conflict of interest and Related Person Transactions policies). In addition, the Audit Committee engages the independent registered public accounting firm and approves its work plan and fees. The Audit Committee may form and delegate authority to subcommittees as appropriate. See "Audit Committee Matters," "Report of the Audit Committee" and the Audit Committee's charter for additional information on the responsibilities and activities of the Audit Committee.

The Board has determined that each Audit Committee member has sufficient knowledge in reading and understanding financial statements to serve thereon and is otherwise financially literate. The Board has further determined that three Audit Committee members, Mr. Parfet, Mr. Tysoe and Mr. Ullman, qualify as "audit committee financial experts" within the meaning of SEC regulations and that each of them has the accounting and related financial management expertise required by the NYSE listing standards. The designation of an "audit committee financial expert" does not impose upon such person any duties, obligations or liabilities that are greater than those generally imposed on such person as a member of the Audit Committee and the Board, and such designation does not affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board.

In accordance with NYSE rules, an Audit Committee member may not simultaneously serve on more than two other audit committees of public companies unless the Board determines that such simultaneous service would not impair the ability of such person to effectively serve on the Audit Committee and discloses such determination. No Audit Committee member currently serves on more than two other audit committees of public companies.

Compensation Committee

The Compensation Committee is responsible for: overseeing compensation and benefit plans and policies generally; reviewing and approving equity grants and otherwise administering share-based plans; reviewing and making recommendations to the Board regarding director compensation; monitoring compliance with stock ownership guidelines; reviewing and approving annually all compensation decisions relating to the Company's senior management; and reviewing certain compensation disclosures and proposals in our proxy statement and other reports filed with or furnished to the SEC. The Compensation Committee also reviews and discusses, at least annually, the relationship between risk management policies and practices, corporate strategy and the Company's compensation programs. The Compensation Committee may form and delegate authority to subcommittees as appropriate. See "Compensation Discussion and Analysis," "Compensation Committee Report" and the Compensation Committee's charter for additional information on the responsibilities and activities of the Compensation Committee.

Role of Management.   Similar to prior years, in 2015 the Compensation Committee took significant direction from the recommendations of the Manager, including Robert Taubman and other executives of the Manager, with respect to the design and implementation of the Company's compensation program for its senior management. See "Compensation Discussion and Analysis—Compensation Review Process" for further information.

Role of Compensation Consultant. The Compensation Committee determined to re-engage Towers Watson as its compensation consultant for 2015 with respect to the Company's senior management and non-employee director compensation programs and approved the terms of such engagement. Representatives of Towers Watson often are invited to attend Compensation Committee meetings.

The Compensation Committee works with management to determine the consultant's responsibilities and direct its work product, although the Compensation Committee is responsible for the formal approval of the annual work plan. Towers Watson's responsibilities in 2015 with respect to executive compensation are set forth in "Compensation Discussion and Analysis—Compensation Review Process."

The Compensation Committee reviews the Company's non-employee director compensation program every other year and makes recommendations to the Board as appropriate. In 2014, the Compensation Committee engaged Towers Watson to assess the Company's competitive position regarding its non-employee director compensation program, which resulted in a revised program effective January 1, 2015. See "-Director Compensation" below for further information.

Independence of Compensation Consultant and Potential Conflicts of Interest. The Compensation Committee has the sole authority to engage outside advisors and establish the terms of such engagement, including fees. In connection with any such engagement, the Compensation Committee reviews the independence of such advisor, based on the factors specified by the NYSE as well as any other factors it deems appropriate, and any conflicts of interest raised by the work of such outside advisor.

During 2015, the Company did not retain Towers Watson to provide services other than the executive and non-employee director compensation services provided to the Compensation Committee. Although the Company has retained Towers Watson for limited services in prior years which services neither the Compensation Committee nor the Board approve, the Compensation Committee believes that the advice it receives from the individual compensation consultants is objective and not influenced by Towers Watson's or any of its affiliates' other relationships with the Company because of the policies and procedures Towers Watson and the Compensation Committee have in place. These policies and procedures include:

- the Compensation Committee's individual consultants receive no incentive or other compensation based on the fees charged to the Company for other services provided by Towers Watson or any of its affiliates, if any;

- the Compensation Committee's individual consultants are not responsible for selling other Towers Watson or affiliate services to the Company;

- Towers Watson's professional standards prohibit the Compensation Committee's individual consultants from considering any other relationships that Towers Watson or any of its affiliates may have with the Company in rendering their advice and recommendations;

- the Compensation Committee has the sole authority to retain and terminate its compensation consultants;

- the Compensation Committee's individual consultants have direct access to the Compensation Committee without management intervention and may participate in executive sessions with the Compensation Committee; and

- the Compensation Committee evaluates the quality and objectivity of the services provided by the consultants each year and determines whether to continue to retain the consultants.

Except as set forth above, the Compensation Committee noted that there were no potential conflicts of interest raised by the work of the individual consultants.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for: identifying individuals qualified to become directors and recommending director nominees to the Board (other than vacancies for which holders of the Series B Preferred Stock propose nominees); reviewing the composition, organization, function and performance of the Board and its committees; and exercising general oversight over corporate governance policy matters of the Company, including developing, recommending and monitoring the Corporate Governance Guidelines. The Nominating and Corporate Governance Committee may form and delegate authority to subcommittees as appropriate. See the Nominating and Corporate Governance Committee's charter for additional information on its responsibilities and activities.

As set forth in the Corporate Governance Guidelines, the Nominating and Corporate Governance Committee considers the experience, mix of skills and other qualities of the existing Board to ensure appropriate Board composition. The Nominating and Corporate Governance Committee believes directors and nominees must have demonstrated excellence in their chosen fields, high ethical standards and integrity, and sound business judgment. The Nominating and Corporate Governance Committee does not have a specific diversity policy underlying its nomination process, although it seeks to ensure the Board includes members with diverse backgrounds, qualifications, skills and experience, including appropriate financial, governance, capital market, real estate, retail and other expertise relevant to the Company's business. Generally, the Nominating and Corporate Governance Committee will re-nominate incumbent directors who continue to satisfy its criteria for membership on the Board, who it believes will continue to make important contributions to the Board and who consent to continue their service on the Board. If a vacancy on the Board occurs, the Nominating and Corporate Governance Committee will seek individuals who satisfy its criteria for membership on the Board.

The Nominating and Corporate Governance Committee generally relies on multiple sources for identifying and evaluating non-incumbent nominees, including referrals from the Company's current directors and management. In 2015, the Nominating and Corporate Governance Committee did not engage a search firm or pay fees to other third parties in connection with identifying or evaluating Board nominee candidates. The Nominating and Corporate Governance Committee does not solicit director nominations, but will consider recommendations by shareholders with respect to elections to be held at an annual meeting, so long as such recommendations are sent on a timely basis to the Secretary of the Company and are in accordance with the Company's Restated By-Laws (the By-Laws) and applicable law. The Nominating and Corporate Governance Committee will evaluate nominees recommended by shareholders against the same criteria that it uses to evaluate other nominees. The Company did not receive any nominations of directors by shareholders for the 2016 annual meeting.

Under the By-Laws, shareholders must follow an advance notice procedure to nominate candidates for election as directors or to bring other business before an annual meeting. The advanced notice procedures set forth in the By-Laws do not affect the right of shareholders to request the inclusion of proposals in the Company's proxy statement and form of proxy pursuant to SEC rules. See "Additional Information-Presentation of Shareholder Proposals and Nominations at 2017 Annual Meeting" for information regarding providing timely notice of shareholder proposals and nominations. For nominations and shareholder proposals, the notice provided by shareholders to the Company must include, among other things:

- for director nominations:

  - the name and address of the person or persons being nominated;

  - the consent of each nominee to serve as a director if elected and to be named in the proxy statement;

  - a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the shareholder and beneficial owner, if any, and their respective affiliates and associates and others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates or others acting in concert therewith, on the other hand;

- a description of certain voting or compensatory arrangements;

- information regarding the nominee to enable the Company to determine whether the proposed nominee qualifies as an independent director and otherwise is in compliance with the Company's policies and guidelines applicable to directors; and

- such other information regarding each nominated person that would be required in a proxy statement filed pursuant to the SEC's proxy rules in the event of an election contest.

- for other business, a brief description of such business, the reasons for conducting such business and any material interest in such business; and

- for a shareholder and beneficial owner(s), if any, on whose behalf the nomination or proposal is being made:

  - the name and address of the shareholder (and beneficial owner, if any);

  - the class and number of shares of the Company's stock that the shareholder (and beneficial owner, if any) owns;

  - information regarding such persons' interest (and the interest of related persons) in the matters being proposed;

  - arrangements between the persons proposing such action;

  - the interests of such persons and related persons in the Company's stock, including disclosure of agreements that involve hedging, short positions and similar arrangements and agreements that involve acquiring, voting, holding or disposing of the Company's stock; and

  - whether such persons intend to solicit proxies in support of the nominee or proposed business.

In addition, such information provided to the Company must be updated and supplemented so that all applicable information is true and correct as of the record date and within 15 days prior to the applicable meeting or any adjournment or postponement thereof. See the By-Laws for complete information required to be included in such notice to the Company.

Executive Committee

The Executive Committee has the authority to exercise many of the functions of the full Board between meetings of the Board, although historically it has only been used for administrative purposes between regularly scheduled Board meetings.

Corporate Governance

The Board and management are committed to responsible corporate governance to ensure that the Company is managed for the benefit of its shareholders. To that end, the Board and management periodically review and update, as appropriate, the Company's corporate governance policies and practices. The Company also updates policies and practices as mandated by the Sarbanes-Oxley Act of 2002, Dodd-Frank and other SEC or NYSE rules and regulations.

A copy of the Company's committee charters, Corporate Governance Guidelines and Code of Business Conduct and Ethics will be sent to any shareholder, without charge, upon written request to the Company's executive offices: Taubman Centers Investor Services, 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304-2324.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines, a copy of which can be found at the Company's website, *www.taubman.com,* under the Investors - Corporate Governance tab. These guidelines address, among other things, director responsibilities, qualifications (including independence), compensation and access to management and advisors. The Nominating and Corporate Governance Committee is responsible for overseeing and reviewing these guidelines and recommending any changes to the Board.

Majority Voting Policy. Included in the Corporate Governance Guidelines is a policy approved by the Board in December 2015 to be followed if any nominee for director receives a greater number of votes "withheld" from his or her election than votes "for" such election. In such event, the applicable director must promptly tender his or her resignation, conditioned on Board acceptance, following certification of the shareholder vote; provided, however, that this does not apply when the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest. The Nominating and Corporate Governance Committee will consider the resignation offer and, within 60 days following certification of the shareholder vote, recommend to the Board whether to accept such resignation. The Board will act on the Committee's recommendation within 90 days following certification of the shareholder vote. The Board will promptly disclose in reasonable detail its decision and rationale regarding the acceptance or rejection of the resignation, as applicable, in a widely disseminated press release, in a filing with the SEC or by other widely disseminated public announcement. If a director's resignation is accepted by the Board, the Board may either fill the resulting vacancy or decrease the size of the Board pursuant to the By-laws.

Annual Performance Evaluations. The Corporate Governance Guidelines require that the Board and its committees conduct self-evaluations at least annually to determine whether the Board and its committees are functioning effectively. These reviews focus on the Board and its committees as a whole, as well as individual directors when circumstances warrant such discussion. The Board also reviews the Nominating and Corporate Governance Committee's periodic recommendations concerning the performance and effectiveness of the Board and its committees. The Nominating and Corporate Governance Committee oversees the annual performance evaluation process.

Code of Conduct

The Board also has adopted a Code of Business Conduct and Ethics (the Code), which sets out basic principles to guide the actions and decisions of all of the Company's employees, officers and directors. The Code, also available on the Company's website, *www.taubman.com*, under the Investors - Corporate Governance tab, covers numerous topics including honesty, integrity, raising concerns, conflicts of interest, compliance with laws and internal policies, corporate opportunities and confidentiality. Waivers of the Code are discouraged, but any waiver or material amendment that relates to the Company's executive officers or directors may only be made by the Board or a Board committee and will be publicly disclosed on the Company's website, *www.taubman.com*, under the Investors - Corporate Governance tab within four business days of such waiver or amendment. See "Related Person Transactions" for additional information on the Board's policies and procedures regarding related person transactions.

Committee Charters

See "Committees of the Board" for a description of the Board's delegation of authority and responsibilities to the four standing committees.

Succession Planning

The succession planning process for executive officers is designed to assist the Board in understanding our readiness and the related transition risks for a crisis as well as a planned transition, and to oversee the development of strong leadership quality and executive bench strength. On at least an annual basis, the Board meets with the Chief Executive Officer and in executive session without management to discuss succession planning and strategies to strengthen and supplement the skills and qualifications of internal succession candidates. Key executives have ongoing exposure to the Board to assist in the Board's oversight. Further, the Chief Executive Officer, other executive officers and Human Resources periodically provide the Board with an assessment of key executives for potential succession and discuss potential sources of external candidates.

Shareholder Engagement

The Company and/or Board engages periodically with the Company's shareholders to discuss performance, governance practices and compensation programs. Each year, the Company interacts with its shareholders through various engagement activities. The Company believes these interactions provide it with useful feedback and allows it to better understand its shareholders' perspectives. Members of the Board may participate in such engagement upon shareholder request.

Director Compensation

Non-employee director compensation consists of a mix of cash and equity, with such directors retaining the option to defer such compensation under the Non-Employee Directors' Deferred Compensation Plan. The combination of cash and equity compensation is intended to provide incentives for non-employee directors to continue to serve on the Board, to further align the interests of the Board and shareholders and to attract new non-employee directors with outstanding qualifications. Directors who are employees or officers of the Company or any of its subsidiaries do not receive any compensation for serving on the Board and therefore are excluded from the director compensation table below. The Company reimburses all directors for expenses incurred in attending meetings or performing their duties as directors.

The Compensation Committee reviews the non-employee director compensation program every other year and makes recommendations to the Board as appropriate. The Board approved revisions to the non-employee director compensation program effective January 1, 2015. The Compensation Committee engaged Towers Watson to assess the Company's competitive position regarding its non-employee director compensation program in 2014. The market data reviewed (based on 2013 compensation data) included the peer group data of 14 REITs also utilized for the Company's executive compensation market study and a general industry group of more than 250 non-financial public companies with 2013 year-end market capitalizations similar to the Company. Consistent with historical practice, the Compensation Committee determined to target non-employee director compensation between the 75th percentile of the REIT peer group and the median of the general industry peer group. The market data showed that the program was below its target total compensation. In particular, the Compensation Committee noted the decreasing utilization of Board and committee meeting fees, within both the REIT and general industry peer groups. Based on such market data, the Compensation Committee recommended and the Board approved, effective January 1, 2015, the following changes to the Company's non-employee director compensation program: the elimination of Board and committee meeting fees and in lieu thereof an increase in the annual cash retainer from $60,000 to $70,000 and the implementation of cash retainers for committee members; an increase in the cash retainers for committee chairs; and an increase in the annual equity retainer from $120,000 to $125,000.

2015 Compensation Program

The following table sets forth the compensation program for non-employee directors in 2015:

	2015 ($)
Annual cash retainer:	
Board	70,000
Additional annual cash retainer for Committees:	
Audit Committee chair	20,000
Audit Committee member	12,000
Compensation Committee chair	15,000
Compensation Committee member	6,000
Nominating and Corporate Governance Committee chair	12,500
Nominating and Corporate Governance Committee member	4,500
Annual equity retainer (fair market value)	125,000

Annual Cash Retainer.   The annual cash retainer was paid in installments each quarter (in advance).

Annual Equity Retainer.   In 2015, each non-employee director received shares of common stock each quarter (in advance) having a fair market value of $31,250. The number of shares received is determined by dividing such amount by the closing price of the common stock as of the last business day of the preceding quarter. The awards are made pursuant to the 2008 Omnibus Long-Term Incentive Plan, as amended (the 2008 Omnibus Plan). The Company does not coordinate the timing of share grants with the release of material non-public information, as the grant date is always the first business day of each quarter.

Non-Employee Directors' Deferred Compensation Plan. Non-employee directors may defer the receipt of all or a portion of their cash retainer and equity retainer until the earlier of the termination of Board service or a change of control. The deferred compensation is denominated in restricted share units, and the number of restricted share units received equals the deferred retainer fee divided by the fair market value of the Company's common stock on the business day immediately before the date the director would have been otherwise entitled to receive the retainer fee. During the deferral period, the non-employee directors' deferral accounts are credited with dividend equivalents on their deferred restricted share units (corresponding to cash dividends paid on the Company's common stock), payable in additional restricted share units based on the fair market value of the Company's common stock on the business day immediately before the record date of the applicable dividend payment. Each non-employee director's deferral account is 100% vested. The restricted share units are converted into the Company's common stock at the end of the deferral period for distribution.

Perquisites. The Company does not provide any perquisites to directors.

2015 Compensation Table

The table below sets forth the compensation of each non-employee director in 2015.

Name	Fees Earned or Paid in Cash ($) (1)(3)	Stock Awards ($) (2)(3)		Total ($)
Graham T. Allison	74,500	125,000		199,500
Jerome A. Chazen	108,000	125,000		233,000
Craig M. Hatkoff	95,653	124,847	(4)	220,500
Peter Karmanos, Jr.	76,000	125,000		201,000
William U. Parfet	99,153	124,847	(4)	224,000
Ronald W. Tysoe	88,000	125,000		213,000
Total	541,306	749,694		1,291,000

(1) Represents amounts earned in cash in 2015 with respect to the annual cash retainers and fractional shares awarded under the 2008 Omnibus Plan that were paid in cash.

(2) Reflects shares of common stock granted under the 2008 Omnibus Plan in 2015. The amounts reported reflect the grant-date fair value of each award, which equals the corresponding cash value of the award.

(3) In 2015, the following directors elected to defer the receipt of all or a portion of their cash retainers and/or equity retainers under the Non-Employee Directors' Deferred Compensation Plan. The restricted share units were fully vested on the grant date.

Name	2015 Cash Deferrals ($)	2015 Stock Deferrals ($)	Restricted Share Units Credited (excl. dividend equivalents) (#)
Graham T. Allison	74,500	125,000	2,739
Jerome A. Chazen	108,000	125,000	3,199
Peter Karmanos, Jr.	76,000	125,000	2,759
William U. Parfet (A)	49,500	—	680
Ronald W. Tysoe (B)	—	125,000	1,716

(A) Mr. Parfet elected to defer 50% and 0% of his cash and stock compensation, respectively, in 2015.

(B) Mr. Tysoe elected to defer 0% of his cash compensation in 2015.

(4) The value of fractional shares related to the equity retainer was paid in cash.

Director Stock Ownership Guidelines

The Board has adopted stock ownership guidelines for the directors of the Company to further align the interests of shareholders and directors. The current guidelines are available on the Company's website, *www.taubman.com*, under the Investors - Corporate Governance tab.

The Compensation Committee last revised the stock ownership guidelines for non-employee directors effective January 1, 2015. Under the current guidelines, non-employee directors are required to maintain shares having a value of $350,000 (five times the annual cash retainer and excluding the additional cash retainer for committee chairs and members). Until the requirement is satisfied, a non-employee director must retain at least 50% of the net shares that vest. However, once the requirement is satisfied initially, a non-employee director will not be subject to such retention requirement if the total value of the shares falls below the requirement solely due to a decline in the price of the Company's common stock. As of February 1, 2016, all non-employee directors in service were in compliance with such guidelines.

Shareholder Communication with the Board

Any shareholder or interested party who desires to communicate with the Board or any specific director, including non-management directors in their capacity as members of the Board or a committee, may write to: Taubman Centers, Inc., Attn: Board of Directors, 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304-2324.

Depending on the subject matter of the communication, management will:

- forward the communication to the director or directors to whom it is addressed; in particular, matters addressed to the Chairman of the Audit Committee will be forwarded unopened directly to such Chairman;

- attempt to handle the inquiry directly where the communication does not appear to require direct attention by the Board or an individual member, e.g. the communication is a request for information about the Company or is a stock-related matter; or

- not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

To submit concerns regarding accounting and auditing matters, employees, shareholders and other interested persons may also call the Company's toll free, confidential hotline number, contact the Audit Committee Chairman or the Company's outside counsel, or utilize the confidential website, each as set forth in the Code of Business Conduct and Ethics available on the Company's website, *www.taubman.com*, under the Investors - Corporate Governance tab. All reports are confidential and anonymous, unless users choose to identify themselves.

Communications made through the confidential hotline and website, or to the Audit Committee Chairman or the Company's outside counsel, are reviewed by the Audit Committee at each regularly scheduled meeting; other communications will be made available to directors at any time upon their request.

EXECUTIVE OFFICERS

The executive officers of the Company serve at the pleasure of the Board. The executive officers of the Company are as follows:

Name	Age	Title
Robert S. Taubman	62	Chairman of the Board, President and Chief Executive Officer
William S. Taubman	57	Chief Operating Officer and Director
Simon J. Leopold	48	Executive Vice President, Chief Financial Officer and Treasurer
David S. Joseph II	45	Executive Vice President, Leasing of The Taubman Company LLC
Stephen J. Kieras	62	Executive Vice President, Development of The Taubman Company LLC
René Tremblay	61	President, Taubman Asia Management Limited
David A. Wolff	46	Vice President, Chief Accounting Officer

See "Proposal 1-Election of Directors-Director Background and Qualifications" for biographical and other information regarding Robert Taubman and William Taubman.

Simon J. Leopold is Executive Vice President, Chief Financial Officer and Treasurer of the Company and Manager. Mr. Leopold has been Executive Vice President and Chief Financial Officer since January 2016 and Treasurer since September 2012. Mr. Leopold joined the Company in September 2012 as Senior Vice President, Capital Markets and Treasurer, and he became Executive Vice President, Capital Markets and Treasurer in March 2015. Previously, Mr. Leopold spent approximately 13 years as an investment banker, where he served as the managing director in the real estate banking groups at Deutsche Bank (1999 to 2011), KBW (2011 to 2012) and UBS in 2012. Earlier in his career, Mr. Leopold worked in New York City government in a variety of urban planning and economic development positions in the Office of the Mayor, Department of City Planning and the city's Economic Development Corporation. He is a member of the National Association of Real Estate Investment Trusts, the International Council of Shopping Centers and the Urban Land Institute.

David S. Joseph II is Executive Vice President, Leasing of the Manager, a position he has held since March 2015. Mr. Joseph was Senior Vice President, Leasing of the Manager from April 2013 to March 2015. Before joining the Company, he spent 12 years at Walton Street Capital, a large private equity real estate investment firm, where most recently as Principal he was responsible for identifying retail acquisitions and the overall strategic management of Walton's retail properties. Prior to that, he served as Vice President of leasing for Urban Retail Properties in Chicago and as a Leasing Associate/Analyst at Faison Associates in Charlotte, North Carolina. An advisory board member of the University of Wisconsin Graaskamp Center for Real Estate, Mr. Joseph is also a member of the International Council of Shopping Centers and the Urban Land Institute.

Stephen J. Kieras is Executive Vice President, Development of the Manager, a position he has held since March 2015. Mr. Kieras was Senior Vice President, Development from September 2004 to March 2015. Mr. Kieras was a Group Vice President, Development of the Manager from 2001 to September 2004, a Vice President, Development from 1998 to 2001 and a Director, Development from 1990, when he joined the Manager, to 1998.

René Tremblay is the President, Taubman Asia Management Limited, a position he has held since October 2010. Prior to joining the Company, Mr. Tremblay served as executive vice president, real estate and president of the real estate group of Caisse de dépot et de placement du Québec, one of the ten largest real estate portfolios in the world. Prior to that, from 1995 to 2009, as president and CEO of Ivanhoe Cambridge, he oversaw the acquisition and integration of Cambridge Shopping Centres, and developed and executed a successful strategy of major international expansion in markets such as Brazil, Poland, France, Scotland, Spain and China. Mr. Tremblay served as worldwide chairman of the International Council of Shopping Centers from 2007 to 2008.

David A. Wolff is Vice President, Chief Accounting Officer of the Company and the Manager, a position he has held since March 2015. Mr. Wolff was Vice President, Financial Reporting of the Manager from March 2012 to March 2015. He previously served as Director, Accounting Standards & Compliance of the Manager and in various financial reporting, compliance and technical accounting capacities since joining the Manager in 1997. Prior to joining the Manager, Mr. Wolff was an audit manager at Deloitte & Touche, where he worked for seven years.

COMPENSATION DISCUSSION AND ANALYSIS

The Company's compensation programs are designed to reward our executives for delivering superior performance and building shareholder value. The structure of our programs enables us to provide a competitive total rewards package while aligning senior executive interests to that of our shareholders. The following chart highlights the key considerations behind the development, review and approval of our named executive officers' (NEOs) compensation:

Objectives	**Our NEO compensation program is designed to:** • Align executives' long-term interests with those of our shareholders • Reward superior individual and Company performance • Attract, retain and motivate key executives who are critical to the Company's operations
Philosophy	**Our NEO compensation philosophy is built on the following principles:** • Provide total compensation that is fair and competitively positioned in the marketplace • Reward results linked to short-term and long-term performance (pay-for-performance) • Drive a focus on increasing shareholder value • Ensure incentives do not encourage inappropriate risk-taking

Executive Summary

The following highlights our continued approach to align our compensation policies and practices with company performance while maintaining appropriate compensation governance.

What We Do:

• Pay for Performance

• Balance Long-Term and Short-Term Incentives

• Benchmark Compensation Against an Appropriate Peer Group

• Maintain a Clawback Policy

• Monitor Potential Risks in our Incentive Plans

• Maintain Robust Stock Ownership Requirements

• Engage an Independent Compensation Consultant

What We Don't Do:

• No Tax Gross Up

• No "Single Trigger" Severance Agreements

• No Guaranteed Bonuses

Shareholder "Say-on-Pay" Votes

In evaluating the design of our executive compensation programs and the specific compensation decisions for each of our NEOs, the Compensation Committee considers shareholder input, including the advisory "say-on-pay" vote at our annual meeting. In 2015, the Company received significant shareholder support for compensation programs for NEOs with 97% of the outstanding votes cast approving the proposal. Based on this vote, the Compensation Committee determined that no changes would be made to our compensation programs as a result of such vote.

Pay for Performance Focus

Aligning Pay with Performance

To ensure that we are adhering to our pay for performance principles, a significant portion of the NEOs compensation is at-risk based on the extent to which the following target performance measures are achieved:

- Funds from operations (FFO),

- Growth in comparable center net operating income, excluding lease cancellation income (Comparable Center NOI),

- Goals related to our new developments, and

- Total shareholder return (TSR).

The Company's incentive compensation programs for NEOs are designed to link compensation performance with our business goals, some of which are short-term, while others take several years to achieve. To the extent target performance measures are not achieved, or they are exceeded, the NEOs generally will earn compensation below or above the target total direct compensation, respectively, supporting our pay-for-performance objectives.

The performance measures utilized in both our annual and long-term incentive plans generally are based on the Company and management team as a collective unit, to foster teamwork and maximize the Company's performance. However, the allocation of the annual bonus pool earned by senior management in aggregate is based on individual considerations.

	Short-Term (Cash)	**Long-Term** (Equity)	**Long-Term** (Equity)
	Annual Bonus Program	**Performance Share Units (PSUs)**	**Restricted Share Units (RSUs)**
Objective	Short-term operational business priorities	Shareholder value creation	Shareholder value creation
Time Horizon	1 Year	3 Years*	3 Years
Metrics	FFO, Comparable Center NOI and new development goals	Relative TSR with 0x-3x payout	Time Vested

* NEO's except Mr. Tremblay also have a 5 year Special PSU for retention purposes. Because Mr. Tremblay has a significantly different long-term compensation program as discussed on page 46, his equity grant consists of an RSU award for retention purposes.

The charts below illustrate the pay for performance alignment for the NEO's:



CEO 2015 TARGET COMPENSATION MIX

Base Salary: 22.03%

Long Term Incentives (Equity): 50.44%

Annual Incentive (Cash): 27.53%

Performance Based Compensation



*Mr. Tremblay is not included due to his significantly different compensation package.

In addition, NEOs have equity awards granted in prior years subject to vesting over a number of years. Both the incentive plans and stock ownership guidelines reinforce shareholder alignment for long-term performance.

Elements of the Executive Compensation Program

The following table describes how elements of compensation are intended to satisfy the Company's compensation objectives.

	Link to Program Objectives	Type of Compensation	Important Features
Base Salary	• Fixed level of cash compensation to support attraction and retention of key executives in a competitive marketplace • Preserves an employee's commitment during downturns in the REIT industry and/or in equity markets	Cash	• Determined based on evaluation of individual's experience, current performance, and internal pay equity and a comparison to peer group
Annual Cash Bonus	• Target cash incentive opportunity (set as a percentage of base salary) that encourages executives to achieve annual Company financial and development goals • Assists in retaining, attracting and motivating employees in the near term	Cash	• Funding based on the performance measures of FFO per diluted share, as adjusted for extraordinary and/or unusual items, growth in Comparable Center NOI, and new development goals • Payouts are based on individual performance
Long-Term Incentives Program: RSUs	• Focuses executives on achievement of long-term Company financial and strategic goals and total shareholder return, thereby creating long-term shareholder value (pay-for-performance) • Assists in maintaining a stable, continuous management team in a competitive market	Long-Term Equity	• 50% of annual long-term incentive award • Provides upside incentive in up market, with some down market protection • Three-year cliff-vest
Long-Term Incentives Program: PSUs	• Maintains shareholder-management alignment • Easy to understand and track performance • Limits dilution to existing shareholders relative to utilizing options	Long-Term Equity	• 50% of annual long-term incentive award • Three-year cliff-vest with actual payout of units at 0% to 300% of the target grant amount based on relative performance of total shareholder return • Provides some upside in up- or down-market based on relative performance
Long-Term Incentives Program: Special PSUs	• Enhances pay-for-performance objective (using long-term performance measure and vesting) and shareholder alignment • Supports retention of senior management and next generation of leaders, addressing holding power and competitive pressures • Easy to understand and track performance	Long-Term Equity	• Five-year cliff-vest with actual payout of units at 0% to 400% of the target grant amount based on relative performance of total shareholder return • Unlike annual PSUs, there is no vesting upon retirement
Retirement Benefits	• Critical element of a total rewards program and helps attract and retain executive talent	Benefit	• NEOs receive retirement benefits through the 401(k) Plan
Perquisites	• Assists in attracting and retaining employees in competitive marketplace, with indirect benefit to Company	Benefit	• Limited in amount and the Committee maintains a strict policy regarding eligibility and use • Mr. Tremblay's are consistent with customary expatriate benefits
Change of Control Agreements	• Attracts and retains employees in a competitive market • Ensures continued dedication of employees in case of personal uncertainties or risk of job loss	Benefit	• Double trigger (change of control and actual or constructive termination of employment) are required for all benefits, except acceleration of certain equity awards
Employment Agreements	• Attracts highly skilled employees in a competitive environment • Provides confidentiality and non-compete protections	Benefit	• Specific for the individual

Stock ownership requirements: Additionally, our stock ownership guidelines require all senior executives (except Mr. Tremblay) to follow specific ownership targets based on position. This requirement subjects these executives to the same long-term stock price volatility our shareholders experience.

Compensation Review Process

In determining compensation changes for NEOs from year to year, the Committee generally focuses on target total direct compensation, which consists of base salary, a target annual cash bonus and target long-term incentive awards. The Committee also reviews and proposes changes to post-termination benefits, perquisites and other compensation matters as it deems appropriate.

Factors Guiding Decisions

- Compensation program objectives and philosophy
- Company financial performance
- Recommendations of the CEO for other NEOs
- Assessment of risk management, including avoidance of unnecessary or excessive risk taking to ensure long-term shareholder value
- Shareholder input including "say-on-pay" vote
- Advice of independent outside compensation consultant
- Market pay practices
- Individual performance against their objectives

Inputs to Compensation Decisions

Role of the Compensation Committee

Pursuant to its charter, the Compensation Committee, as a committee or together with the Board of Directors, has the overall responsibility to review, approve and evaluate the Company's compensation plans, policies and programs. The Committee reviews and approves the compensation for senior management and determines all pay aspects for the Chief Executive Officer.

Role of Management in Compensation Decisions

Mr. Robert Taubman, the CEO, provides the Committee with recommendations regarding the compensation for senior management, including each of the NEOs, as well as the design and implementation of the compensation programs for senior management.

The CEO develops recommendations using assessments of executives' personal performance and achievement of the Company's goals and objectives, and input from our human resources department on various factors (e.g., compensation history, tenure, responsibilities, market data, and peer group proxy data). The Compensation Committee considers this input together with the input of our independent compensation consultant.

Role of the Compensation Consultant

The Committee engaged Towers Watson as its compensation consultant for 2015 with respect to the Company's senior management compensation program.

The Compensation Committee works with management to determine the consultant's responsibilities and direct its work product, although the Compensation Committee is responsible for the formal approval of the annual work plan. Towers Watson's responsibilities in 2015 with respect to executive compensation included, among other things: (A) to discuss 'best practices' and market trends in compensation particularly related to the Company's executive compensation peer group; (B) to review the CD&A in the 2015 Proxy Statement and (C) to advise management and the Compensation Committee, as requested, on executive compensation matters and participate in all Compensation Committee meetings.

The Committee has the sole authority to approve the independent compensation consultant's fees and terms of the engagement. Thus, the Committee annually reviews its relationship with Towers Watson to ensure executive compensation consulting independence.

In 2014, the Compensation Committee approved an industry peer group to use as an input to consider when assessing and determining pay levels for senior management. The peer group is based on industry sector and market capitalization. The data from this executive compensation peer group was considered when making pay decisions in addition to country-specific market trends and internal considerations.

Executive Compensation Peer Group		
CBL & Associates Properties, Inc.	Glimcher Realty Trust	Rouse Properties, Inc.
DDR Corporation	Kimco Realty Corporation	Simon Property Group, Inc.
Federal Realty Investment Trust	The Macerich Company	Tanger Factory Outlet Centers, Inc.
Forest City Enterprises, Inc.	Pennsylvania Real Estate Investment Trust	Vornado Realty Trust
General Growth Properties, Inc.		Westfield Group, LLC.

2015 Compensation Decisions

Corporate results are a significant factor in setting executive compensation along with individual performance and external market conditions. The results of financial and corporate objectives against the targets approved by the Compensation Committee largely determines the annual bonus funding for the senior management pool and typically forms the basis for setting performance metrics for the following year.

In evaluating the overall compensation of the CEO, the Compensation Committee takes into account corporate financial performance in addition to a number of other factors which includes the accomplishment of strategic goals.

2015 Company Performance

In 2015, the Company delivered solid growth.

Solid growth and strategic transactions are reflected in the results for 2015 including:

- Funds from Operations (FFO) per diluted share of $3.31 in 2015 compared to FFO per diluted share of $3.11 in 2014.

- Adjusted FFO per diluted share of $3.42 in 2015 (Adjusted FFO per diluted share in 2015 excludes an impairment charge related to the Company's predevelopment costs for Miami Worldcenter and the reversal of certain prior period executive share-based compensation expense due to the announcement of an executive management transition) compared to Adjusted FFO per diluted share of $3.67 in 2014 (Adjusted FFO per diluted share of $3.67 in 2014 excludes charges related to the October 2014 sale of seven centers to Starwood). Results between periods are not comparable due to a number of significant business changes.

- Net income allocable to common shareholders of $1.76 per diluted common share in 2015, compared to $13.47 per diluted common share in 2014.

- Comparable Center NOI (excluding lease cancellation income) in 2015 increased by 3.1% from 2014.

Overall, 2015 was a very productive year for the company, which included the successful opening of a new center, delivery of five key redevelopments, and the completion of a number of financing transactions that further strengthened our balance sheet.

NAREIT defines FFO as net income (loss) computed in accordance with generally accepted accounting principles (GAAP), excluding gains (or losses) from extraordinary items and sales of properties and impairment write-downs of depreciable real estate, plus real estate related depreciation and after adjustments for unconsolidated partnerships and joint ventures. The Company believes adjusted versions of FFO are useful to evaluate operating performance when certain significant items have impacted results that affect comparability with prior and future periods.

Comparable centers are generally defined as centers that were owned and open for the entire current and preceding period. The Company defines NOI as property-level operating revenues (includes rental income excluding straight-line adjustments of minimum rent) less maintenance, taxes, utilities, promotion, ground rent (including straight-line adjustments), and other property-level operating expenses.

FFO and Comparable Center NOI are non-GAAP measures and they should not be considered an alternative to net income as an indicator of the Company's operating performance, and they do not represent cash flows from operating, investing or financing activities as defined by GAAP. These non-GAAP measures as presented by the Company are not necessarily comparable to similarly titled measures used by other REITs due to the fact that not all REITs use common definitions.

See the Company's Annual Report on Form 10-K for the year ended December 31, 2015 for reconciliations of such non-GAAP measures to the nearest GAAP measurement.

Relative Total Shareholder Return (TSR)

As indicated in the chart below, the Company's one-year annualized total shareholder return of 4% compares more favorably than our comparators for this period. Although the Company's three-year annualized total shareholder return of 4% is lower than the indexes with whom we compare our performance to, our five-year annualized return also remains at very favorable performance levels. We believe that a longer term performance horizon is consistent with our business strategy and is also reflected in the design of our compensation programs. Almost half of our executives' target compensation is tied to our ability to deliver strong absolute and relative total shareholder return. In addition, our executives hold a significant amount of Taubman stock. As discussed in the "CEO Pay Overview" section, the actual value of compensation realized by our executives, as opposed to the accounting value shown in the Summary Compensation Table, is directly impacted by the performance of our stock.



Pay for Performance in Practice

The Company's pay for performance alignment is demonstrated in the PSU Awards table below. The Company's relative TSR between February 29, 2012 and March 1, 2015 resulted in a 0x payout of the 2012 PSU Award so that all target share units that were granted to the CEO and other NEOs were forfeited. Also, the 2013 PSU Award resulted in a 0x payout, which was based on the Company's relative TSR results between March 7, 2013 and March 1, 2016. The estimated payouts for the remaining unvested PSU grants are also shown on the table as of December 31, 2015.

	Performance Period	Relative TSR Percentile Ranking During Performance Period (as of December 31, 2015)	Estimated/Actual Payout of Target PSUs (as of December 31, 2015)
2015 Annual Award	March 9, 2015 - March 1, 2018	74%	Estimated 1.96x payout
2014 Annual Award	March 5, 2014 - March 1, 2017	48%	Estimated 0.96x payout
2012 Special Award*	February 29, 2012 - March 1, 2017	19%	Estimated 0x payout
2013 Annual Award	March 7, 2013 - March 1, 2016	8%	Actual 0x payout
2012 Annual Award	February 29, 2012 - March 1, 2015	7%	Actual 0x payout

* *Special PSU Awards are not granted annually and support retention of senior management and the next generation of leaders.*

2015 CEO Pay Overview

For 2015, the Compensation Committee determined that the appropriate target total direct compensation for Mr. Robert Taubman was $4.8 million. The Committee considered shareholder-value creation as well as a market range in relation to the target established for the position.

The performance orientation of our program and the alignment of compensation between our CEO and the interests of our shareholders are demonstrated in a comparison of target compensation to realizable compensation. For 2013 and 2015, realizable compensation currently is below target compensation.

The chart below shows the components of total compensation awarded to our CEO for 2015 performance, as compared to 2013 and 2014.



Realizable pay includes:

Base Salary: Yearly guaranteed fixed amount of compensation

Annual Bonus: Annual cash award payout amounts for 2013, 2014, and 2015

Annual PSU, Special PSU and RSU Awards: Represents the current intrinsic value of the unvested stock granted during that year using the stock price on 12/31/2015

The relationship between target and realizable compensation is attributable to several factors:

- The difference between the grant date accounting value of PSU awards and the market value
- Actual relative performance as of March 1, 2016 that resulted in 0% vesting of the annual PSUs granted in 2013 and estimated performance as of December 31, 2015 for PSU's granted in 2014 and 2015
- Relatively low stock price appreciation between the grant dates and December 31, 2015

The primary difference between the total amounts shown in this chart and in the 2015 Summary Compensation Table is that this table reflects the intrinsic value of equity as of December 31, 2015, as opposed to the fair value of stock awards at the time of grant, and this chart does not reflect certain other compensation amounts that are shown in the 2015 Summary Compensation Table.

CEO Pay Alignment

The Company believes that there should be strong alignment between company performance and CEO compensation. The Company utilizes multiple performance metrics in its incentive plans (i.e., FFO, Comparable Center NOI Growth, new development goals, and Relative TSR) to accomplish this. Relative TSR has been chosen as a key metric to align the long-term interests of shareholders and the CEO.

In order to assess pay alignment, the Company conducted an analysis that compared realizable compensation and TSR performance for Mr. Robert Taubman and the CEOs at companies in our Executive Compensation Peer Group*. The analysis reflected the most recent three-year period (2013-2015) where comparable publicly- available compensation and TSR data were available and is summarized in the chart at the right.

As illustrated in the chart, there is a strong linkage between the Company's TSR and our CEO's realizable compensation over the three-year period analyzed and, while the degree of alignment could change in future years due to various factors, the Committee will continue to conduct similar analyses to help inform its decisions on CEO pay going forward.

*Analysis excluded two peer companies, based on availability of publicly-available data during the time period analyzed.



Program Decisions in 2015

For 2015, the Annual Bonus Program includes additional performance metrics specific to new development goals for the U.S. and Asia.

Also, to align executives with shareholders, Dividend Equivalent Rights (DERs) were included as a component of the RSU's and PSU's granted for 2015 and the Committee intends to include DERs in future equity incentive awards. DERs accumulate over the vesting period of the grant so they will only be paid in cash once the awards have vested per the terms of the agreement.

Description and Analysis of 2015 Compensation Elements

2015 Base Salary Decisions

The base salaries of NEOs are reviewed on an annual basis, as well as at the time of a promotion or other material change in responsibilities. Base salary adjustments are based on an evaluation of the individual's experience, current performance, internal pay equity and a comparison to the Executive Compensation Peer Group.

The Committee determined to increase base salaries for all NEOs in the United States by 3% and 4.5% for Hong Kong, in line with national survey data for base salary increases in these locations and commensurate with the overall average wage increase provided to the Company's employees. The following table sets forth the base salaries approved for the NEOs for 2015.

	2014 ($)	2015 ($)	Percent Change
Robert S. Taubman	901,765	928,818	3%
Lisa A. Payne	634,485	653,520	3%
William S. Taubman	604,271	622,399	3%
David S. Joseph II	515,000	530,450	3%
Rene Tremblay	1,000,000	1,045,000	4.5%

Establishing Base Salaries

When establishing base salaries for NEOs, the Committee considers a guideline range of the 50th - 75th percentile of the peer group data for comparable roles depending on experience and performance.

Description of the Annual Cash Bonus Program

At the beginning of each year, target performance measures are established based upon the Company's operating goals and competitive pressures, the anticipated economic climate (including interest rates) and other budgetary risks and opportunities.

In recent years, the annual cash bonus program was based upon the achievement of FFO/share and a qualifier of year-over-year Comp Center NOI growth. For 2015, the Committee expanded the performance metrics for the annual cash bonus programs to consist of the following:

U.S.		Asia	
Performance Metric	Weighting	Performance Metric	Weighting
FFO/share and Comp Center NOI	65%	FFO/share and Comp Center NOI	65%
New development objectives	35%	New development objectives	25%
		Operating performance	10%

The Company and the Committee believe that FFO is a useful supplemental measure of operating performance for REITs. The Company uses Comparable Center NOI growth as an additional measure to evaluate the operating performance of centers to ensure the quality of earnings and results must be positive to achieve threshold level performance. The Committee believed that the inclusion of these additional metrics would provide additional focus to the short term strategic goals for the Company. The Committee required a minimum level of FFO performance and Comparable Center NOI growth before funding the bonus pool, and established additional performance measures as guidelines above the threshold amounts. The performance goals at target were reasonably possible but challenging based on historical comparisons (including prior developments, adjusted for the current challenges of mall development) and the Company's budget.

The Committee retains the authority to adjust reported financial measures for unusual or nonrecurring items that impact the results in a given year and/or that were not contemplated when the original targets were set; the Committee customarily utilizes this discretion as appropriate. The Committee's pre-approved payment formula for performance between 50% to 150% of the target serves as a guideline in its determination of the earned cash bonus pool as a percentage of target and subject to Committee discretion within and outside of such range.

For 2015, the Committee established a threshold objective of $3.17 FFO/share for full-year operating assets. The Company reported Adjusted FFO per share of $3.42. These results also include Comparable Center NOI growth of 3.1% compared to 2014.

Although the FFO/share results exceeded 150% of target, the Committee determined it was appropriate to cap the bonus pool within the range. For the remaining performance metrics, several of the targets were met or partially met. This reduced the overall size of the bonus pool which reflects the difficulty in achieving the challenging goals established for the new developments.

2015 Annual Bonus Decisions

The target bonus for each member of senior management is based on a percentage of each person's base salary. The Committee uses the sum of these targets to establish the target cash bonus pool based on the achievement of the performance metrics as described above. For 2015, the annual target bonus percentage (as a percentage of base salary) was unchanged for the NEO's in the United States.

Overall, the 2015 bonus expense for senior management was approximately $5 million compared to a target bonus pool of $4.6 million. In March 2016, the Committee determined Robert Taubman's annual bonus and Robert Taubman recommended the cash bonuses earned by every other member of senior management which were approved by the Committee. The determination of the earned bonuses was based on the allocation of an aggregate, senior management bonus pool summing each person's target bonus with payouts based on a subjective determination of individual performance.

The following table sets forth the target annual cash bonus approved for the NEOs and the earned annual bonus for 2015.

| | Target Annual Bonus | | | Percent of 2015 Base Salary | Actual Earned |
	2014 ($)	2015 ($)	Percent Change		2015 Bonus ($)
Robert S. Taubman	1,127,207	1,161,023	3%	125%	1,200,000
Lisa A. Payne	501,244	516,281	3%	79%	600,000
William S. Taubman	477,375	491,696	3%	79%	525,000
David S. Joseph II	412,000	424,360	3%	80%	500,000
Rene Tremblay	400,000	418,000	4.5%	40%	565,000

Description of the Annual Long Term Incentive Program

The Committee administers the long-term incentive program. Awards under the long-term incentive program can be made in the form of restricted share units (RSUs), annual performance share units (PSUs), and special PSUs.

Restricted Share Units and Annual Performance Share Units: Beginning with the equity grants made in March 2009, 50% of the annual long-term incentive award is converted into RSUs and 50% of the long-term incentive dollar award is converted into Annual PSUs. Beginning with the 2015 grants, Dividend Equivalent Rights (DERS) were included for both RSUs and PSUs. All RSUs and Annual PSUs granted in 2015 provide for vesting March 1, 2018, subject to the terms of such award.

Driving Shareholder Return

Long-term incentive grants are intended to balance the short-term operating focus of the Company and align the long-term financial interests of senior management with those of our shareholders.

The Annual PSUs represent a contingent number of units of stock granted at the beginning of a specified performance cycle, with the actual payout of units at 0% to 300% of the target grant amount based on the Company's relative performance against members of a comparator group consisting of companies in the FTSE NAREIT All REITs Index Property Sector: Retail) as of the grant date (NAREIT Index), with respect to shareholder return over a three-year period. The Company utilized the full NAREIT Index to ensure the perception of objectivity in setting such performance measures. The actual payout multiples are shown in the chart below, with interpolation between such performance levels.

	Relative Total Shareholder Return				
	Less than 25th percentile	25th percentile	50th percentile	75th percentile	100th percentile
Multiple of Target Award upon Vesting	0x	0.5x	1x	2x	3x

2015 RSU and Annual PSU Decisions

For 2015, the target long-term incentive percentage remained unchanged for the U.S. based NEOs. The number of RSUs and Annual PSUs are determined by dividing the dollar award by the closing price of the common stock on the grant date.

The annual long-term incentive grants for the 2015 compensation program were as follows:

	Percent of 2015 Base Salary	2015 LTIP Award ($)		Number of RSUs	Number of Annual Target PSUs
Robert S. Taubman	229.0%	2,126,993	➜	14,302	14,302
Lisa A. Payne	177.4%	1,159,344	➜	7,796	7,796
William S. Taubman	186.3%	1,159,529	➜	7,797	7,797
David S. Joseph II	140.0%	742,630	➜	4,994	4,994

Mr. Tremblay is subject to a different long-term compensation program given his position as President, Taubman Asia Management Limited, the management company for the Company's expansion into China and South Korea. Details of his long term incentive program are detailed under "2015 Compensation - Mr. Tremblay."

Companies Comprising the NAREIT Index - 2015 Annual PSU Peer Group

Acadia Realty Trust	Inland Real Estate Corporation	Saul Centers, Inc.
ACRE Realty Investors, Inc.	Kimco Realty Corporation	Simon Property Group, Inc.
Agree Realty Corporation	Kite Realty Group Trust	Spirit Realty Capital, Inc.
Brixmor Property Group, Inc.	Macerich Company	STORE Capital Corporation
CBL & Associates Properties, Inc.	National Retail Properties, Inc.	Tanger Factory Outlet Centers, Inc.
Cedar Realty Trust, Inc.	Pennsylvania REIT	Urban Edge Properties
DDR Corporation	Ramco-Gershenson Properties Trust	Urstadt Biddle Properties Inc.
Equity One, Inc.	Realty Income Corporation	VEREIT
Excel Trust, Inc.	Regency Centers Corporation	Weingarten Realty Investors
Federal Realty Investment Trust	Retail Opportunity Investments	Wheeler REIT, Inc.
General Growth Properties, Inc.	Retail Properties of America, Inc.	WP Glimcher, Inc.
Getty Realty Corp.	Rouse Properties, Inc.	

Other Benefits

The Company's executive officers, including all of the NEOs, are eligible to participate in a number of broad-based benefit programs, including health, disability, life insurance and retirement programs.

Perquisites

The Company has historically maintained a conservative approach to providing perquisites to senior management. The available perquisites in 2015 were primarily additional benefits related to health programs and plans, as well as financial planning assistance. These perquisites have been carefully selected to ensure that there is an indirect benefit to the Company and that the value provided to employees is not excessive. Mr. Tremblay's perquisites are in-line with customary expatriate benefits and are noted in "2015 Compensation - Mr. Tremblay."

The Company leases a corporate plane for business use and was reimbursed by the Taubman family (including Messrs. Robert Taubman and William Taubman) for personal use of the corporate plane. Such persons are required to fully reimburse the Company for the incremental cost of such use, which is the aggregate of the following expenses related to each flight leg: total pilot and crew expenses (lodging, meals and transportation), fuel costs and landing fees.

Therefore, the Company has no incremental cost in providing this benefit. During 2011, the Company signed a lease for a new plane, which was effective June 2011 and terminates in June 2018.

Deferred Compensation Arrangements

The Company believes nonqualified deferred compensation arrangements are a useful tool to assist in tax planning and ensure retirement income for its NEOs. Existing deferred compensation arrangements do not provide for above-market or preferential earnings as defined under SEC regulations. The Company did not enter into any new nonqualified deferred compensation arrangements with its NEOs in 2015. See "Nonqualified Deferred Compensation for 2015" for information regarding those arrangements existing in 2014, as well as contributions, earnings, and withdrawals in 2015 and aggregate balances as of December 31, 2015.

Change of Control and Employment Agreements

See "Potential Payments Upon Termination or Change-in-Control" for a description of potential payments and benefits to the NEOs under the Company's compensation plans and arrangements upon termination of employment or a change of control of the Company.

Change of Control Agreements

The Company and TRG are party to change of control agreements with certain members of senior management, including Mr. Joseph. Ms. Payne was party to a change of control employment agreement as of December 31, 2015, although such agreements were terminated in connection with her resignation in March 2016. Messrs. Robert and William Taubman do not have change of control agreements. The change of control agreements were originally entered into in connection with a hostile takeover bid in 2003. The Committee believes these agreements were instrumental in the continued success of the Company during such period and would be instrumental in the success of the Company in the event of any future hostile takeover bid. The Committee believes that such agreements are in the best interests of the Company and its shareholders to ensure the continued dedication of employees, notwithstanding the possibility, threat or occurrence of a change of control. Further, it is imperative to diminish the inevitable distraction of such employees by virtue of the personal uncertainties and risks created by a pending or threatened change of control, and to provide such employees with compensation and benefits arrangements upon a change of control that ensure that such employees' compensation and benefits expectations will be satisfied and such compensation and benefits are competitive with those of other companies.

A fundamental feature of these agreements is that most of the benefits have a "double-trigger," which requires a change of control and the actual or constructive termination of employment, in this case within three years from such trigger event. The only exceptions relate to vesting of share-based awards, which the Committee believes is appropriate due to the significant investment change that would likely result from converting such shares into awards of the surviving company. In early 2014, all change of control agreements were amended to remove the full tax gross up feature that had existed since 2003, and instead provide for a "best net" alternative. If the payments and benefits received under the agreement subject the participant to an excise tax, then the payments will be reduced to the extent necessary so that no amount will be subject to the excise tax if the net amount of these payments is greater than or equal to the payments after all applicable taxes, including the excise tax.

Employment Agreements

Ms. Payne was party to an employment agreement with the Company as of December 31, 2015, initially entered into in 1997, that provided for specified severance benefits. This employment agreement was entered into in order to recruit Ms. Payne in a competitive market for her services, and was terminated in connection with her resignation in March 2016.

In April 2013, the Company entered into a two-year agreement with Mr. Joseph regarding his employment as then Senior Vice President, Leasing of the Manager. The agreement automatically terminated in April 2015.

2015 Compensation - Mr. Tremblay

Mr. Tremblay is subject to a significantly different long-term compensation program given his position as President of Taubman Asia Management Limited, the management company for the Company's expansion into China and South Korea. Mr. Tremblay was initially hired in October 2010 pursuant to an employment agreement negotiated in a competitive market for persons with expertise in real estate in the Asia-Pacific region. Further, Mr. Tremblay's sole managerial responsibilities relate to opportunities and operations in Taubman Asia Management Limited.

Operating Agreement

In connection with his hire, Mr. Tremblay obtained a 10% ownership interest in Taubman Properties Asia LLC, a consolidated subsidiary of the Company. The operating agreement for such entity specifies, among other things, his rights and obligations related to dividends, capital contributions, puts and calls. As a result of such equity interest, the Committee determined that Mr. Tremblay would not participate in the Company's long-term incentive program on an annual basis as utilized for senior management.

Employment Agreement

In October 2010, the Company entered into an employment agreement with Mr. Tremblay with the initial term ending December 31, 2015. Mr. Tremblay also agreed to serve on the board of directors of Taubman Asia's management company for the term of his employment. The employment agreement was amended in April 2014 so that his employment would be extended through 2017 due to the development activity in Asia and also allow for a transition period.

The amended employment agreement provides for an annual base salary of $1,000,000, with consideration of upward adjustments to be reviewed annually. The agreement also provides Mr. Tremblay with an annual target bonus of 40% of his base salary. The target amount is paid pro-rata on a monthly basis and, based on performance, can be adjusted higher or lower at the end of the year with a clawback provision. Mr. Tremblay also received a one-time grant of RSU's of $600,000 that will vest pro-ratably over three years through the end of his agreement in 2017. In addition, Mr. Tremblay received the following perquisites in 2015: housing costs and related insurance, personal expenses, club membership, travel, automobile and related insurance, life insurance premium, long-term disability benefits, and supplemental medical benefits.

For a description of severance benefits and other terms, see "Named Executive Officer Compensation Tables-Potential Payments Upon Termination or Change-in-Control."

Governance Policies Related to Compensation

Stock Ownership Guidelines

Stock ownership guidelines are in place for all U.S. based senior executives and are intended to align the interests of executive management with those of our shareholders by requiring executives to be subject to the same long-term stock price volatility our shareholders experience.

Effective March 2013, the Committee revised the stock ownership guidelines for senior management, which resulted in an increase in the multiple of their salary required to be retained.

Linking Compensation to Stock Performance

Guidelines tie the compensation of the U.S. NEOs to our stock performance, since the increase or decrease in our stock price impacts their personal holding. As of February 1, 2015, all of the NEOs exceeded their ownership targets, except for Mr. Joseph due to his recently-hired status.

The revised guidelines require covered employees to hold the value of the Company's common stock equal to:

	Required Number of Shares Equivalent to*:
CEO	6x base salary
CFO	6x base salary
COO	6x base salary
All Other Executive Officers	3x base salary

* Based on the average closing stock price of the 30 days prior to measurement period conducted February 1 of each year.

Until the requirement is satisfied, each senior management employee must retain at least 50% of the net shares that vest. However, once the requirement is satisfied initially, a senior management employee will not be subject to such retention requirement if the total value of the shares falls below the requirement solely due to a decline in the price of the Company's common stock.

Mr. Tremblay is excluded from the guidelines because he is not a regular participant in the Company's long-term incentive compensation program and due to his significant equity stake in Taubman Asia Management Limited.

Timing and Pricing of Share-Based Grants

The Committee and Company do not coordinate the timing of share-based grants with the release of material non-public information. The Committee generally establishes dates for regularly scheduled meetings at least a year in advance, and share-based grants for senior management and other employees generally are granted at the regular Committee meetings in the first and/or second quarter each year.

In accordance with The Taubman Realty Group Limited Partnership 1992 Incentive Option Plan, as amended (the 1992 Option Plan), and 2008 Omnibus Plan, the exercise price of an option is the closing price of the Company's common stock (as reported by the NYSE) on the date approved by the Committee to be the date of grant (which date is not earlier than the date the Committee approved such grant). The Committee is authorized to modify, extend or renew outstanding options, or accept the cancellation of surrender of such options, except to the extent such actions would constitute a repricing of options without satisfying the applicable shareholder approval requirements of NYSE. In particular, the 1992 Option Plan and the 2008 Omnibus Plan prohibit direct repricings (lowers the exercise price of an option) and indirect repricings (canceling an outstanding option and granting a replacement or substitute option with a lower exercise price, or exchanging options for cash, other options or other awards), subject to limited exceptions.

Policy Regarding Retroactive Adjustments

Section 304 of the Sarbanes-Oxley Act of 2002 requires a company to claw back certain incentive-based compensation and stock profits of the Chief Executive Officer and Chief Financial Officer if the company is required to prepare an accounting restatement due to the material noncompliance of the company, as a result of misconduct, with any financial reporting requirement under the securities laws. Effective December 2014, a Clawback Policy was also approved.

Trading Limitations

In addition to the restrictions set forth in SEC regulations, the Company has an insider trading policy, which among other things, prohibits directors, executive officers and other employees from engaging in hedging or monetization transactions (such as zero-cost collars and forward sale contracts), short sales, trading in puts, calls, options or other derivative securities for speculative purposes or to separate the financial interest in such securities from the related voting rights with respect to the Company's stock. In addition, the policy prohibits pledging of Company securities or holding Company securities in a margin account, except in situations and on conditions preapproved by the General Counsel. At a minimum, such person must have the financial capacity to repay the applicable loan without resort to the margin or pledged securities.

Accounting and Tax Considerations

Deductibility of Executive Officer Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the IRC), provides that subject to certain exceptions (the most significant of which is performance-based compensation), a publicly-held corporation may not deduct compensation exceeding $1 million in any one year paid to its chief executive officer and its three other most highly compensated executive officers (excluding the chief financial officer). However, the Company's chief executive officer and all of its other executive officers are employed by the Manager, and Section 162(m) does not apply to the Manager because it is a partnership for federal income tax purposes. The executive officers perform limited services for the Company pursuant to a services agreement between the Company and the Manager. The Committee does not anticipate that any portion of the Manager's compensation expense that may be allocable to the Company will be limited by Section 162(m). Even if the Company's compensation expense deduction were limited by Section 162(m), as long as the Company continues to qualify as a real estate investment trust under the IRC, the Company believes the payment of non-deductible compensation should not have a material adverse impact on the Company or its shareholders. For these reasons, the Committee's compensation policies and practices are not materially guided by considerations relating to Section 162(m).

Nonqualified Deferred Compensation

Section 409A of the IRC provides that amounts deferred under nonqualified deferred compensation arrangements will be included in an employee's income when vested unless certain conditions are met. If the conditions are not satisfied, amounts subject to such arrangements will be immediately taxable (even if the amounts are not paid) and employees will be subject to income tax on the compensation subject to the arrangement, an additional tax of 20%, and additional interest-based penalties. The Company believes that all of the Company's employment, severance and other compensation arrangements are either (i) exempt from Section 409A's requirements, or (ii) to the extent such arrangements constitute nonqualified deferred compensation arrangements, they satisfy the requirements of Section 409A.

Change in Control Payments

Section 280G of the IRC disallows a Company's tax deduction for "excess parachute payments," generally defined as payments to specified persons that are contingent upon a change of control in an amount equal to or greater than three times the person's base amount (the five-year average of Form W-2 compensation). Additionally, IRC Section 4999 imposes a 20% excise tax on any person who receives excess parachute payments. The Company's share-based plans entitle participants to payments in connection with a change in control that may result in excess parachute payments. Mr. Joseph has a change in control agreement as of December 31, 2015 which entitles him to payments upon termination of his employment following a change in control of the Company that may constitute excess parachute payments. Ms. Payne was party to an employment agreement and change of control employment agreement as of December 31, 2015, although such agreements were terminated in connection with her resignation in March 2016. As noted earlier, the change in control agreements have been amended to eliminate the full gross up provision and instead provide for a "best-net" determination.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the CD&A in this proxy statement with management, including the Chief Executive Officer. Based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the CD&A be included in the Company's annual report on Form 10-K for the year ended December 31, 2015 and this proxy statement for the annual meeting.

The Compensation Committee

Craig M. Hatkoff, Chairman
Jerome A. Chazen
Peter Karmanos, Jr.
Ronald W. Tysoe

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee is or has been an officer or an employee of the Company. In addition, during 2015, none of the Company's executive officers served on the board of directors or compensation committee (or committee performing equivalent functions) of any other company that had one or more executive officers serving on the Board or Compensation Committee.

NAMED EXECUTIVE OFFICER COMPENSATION TABLES

Summary Compensation Table

The table below summarizes the total compensation paid or earned by the NEOs in 2015, 2014 and 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Robert S. Taubman	2015	928,818	—	2,669,611	—	1,200,000	31,480	4,829,909
Chairman, President and CEO	2014	901,765	—	2,733,108	1,375,018	1,000,000	31,060	6,040,951
	2013	875,500	—	2,234,932	—	1,422,688	40,536	4,573,656
Lisa A. Payne	2015	653,520	—	1,455,201	—	600,000	32,255	2,740,976
Former Vice Chairman and CFO	2014	634,485	—	1,489,829	—	700,000	31,060	2,855,374
	2013	616,005	—	1,218,218	—	754,298	35,011	2,623,532
William S. Taubman	2015	622,399	—	1,455,388	—	525,000	31,480	2,634,267
Chief Operating Officer	2014	604,271	—	1,489,986	761,664	425,000	31,060	3,311,981
	2013	586,671	—	1,218,218	—	602,512	33,712	2,441,113
René Tremblay	2015	1,045,000	—	—	—	565,000	659,491	2,269,491
President (Taubman Asia)	2014	1,000,000	—	602,181	—	575,000	593,491	2,770,672
	2013	716,609	551,200	—	—	385,840	629,803	2,283,452
David S. Joseph II	2015	530,450	—	932,180	—	500,000	32,480	1,995,110
Executive Vice President, Leasing (the Manager)	2014	515,000	—	945,259	—	515,000	77,846	2,053,105
	2013	336,111	75,000	3,122,004	—	580,000	489,242	4,602,357

(1) The amounts reported consist of the grant-date fair value (excluding the effect of estimated forfeitures) of RSUs and PSUs granted under the 2008 Omnibus Plan. The fair value in 2015 for each named execu ive officer is set forth in the table below.

Name	Grant-Date Fair Value of Awards Granted in 2015	
	RSUs ($)	PSUs ($)
Robert S. Taubman	1,063,497	1,606,115
Lisa A. Payne	579,711	875,491
William S. Taubman	579,785	875,603
David S. Joseph II	371,354	560,826

Valuation assumptions used in determining the grant-date fair value of 2015 awards are included in note 13 of the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2015.

The grant-date fair value of the PSUs granted in 2015 reflects he projected outcome of the award under accounting rules. The relative total shareholder return feature of the PSU awards represents a "market condition" under applicable accounting requirements. As such, the grant-date fair value of the award must reflect the probabilities of all possible outcomes of the market condition as they existed at that date. To that end, the Company employed a valuation method that sta is ically simulated an expected total shareholder return performance relative to the comparator group and determined the corresponding number of the contingent awards that would result. For the Annual PSUs, the simulation also takes into account he Company's common stock price at the grant date, a risk-free interest rate of 1.12%, and a measurement period of three years. The single grant-date fair value computed by his valuation method is recognized by the Company in accounting for the awards regardless of the actual future outcome of the relative total shareholder return feature. Therefore, there is no separate maximum grant-date fair value reported with respect to the PSUs.

The grant-date fair value of each RSU granted in 2015 is calculated at the closing price of the Company's common stock as of the grant date.

(2) The amounts reported consist of the incremental fair value from he modification of outstanding option awards (by reducing he exercise price by the amounts of the special dividend per common share of $4.75) under the 1992 Incentive Option Plan in connection wi h the declara ion of a special dividend in December 2014 (See "Modification of Unvested and Unexercised Awards" below). Valuation assumptions used in determining the incremental fair value of the modified awards in 2014 are included in note 13 of the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2015.

(3) The amounts earned in 2015, consisting of payments earned under the 2015 annual bonus program, were approved by the Committee on March 2, 2016. Payment of such bonus occurred on March 11, 2016.

(4) Amounts for 2015 (excluding Mr. Tremblay) include: $21,480 contributed by the Company to such person's account in the 401(k) Plan. Also included are the following perquisites: Robert Taubman (financial planning); Ms. Payne (financial planning and health club dues); William Taubman (financial planning); and Mr. Joseph (financial planning and health club dues). For Mr. Tremblay, amounts for 2015 include: housing costs and related insurance ($333,244), personal expenses ($190,000), club membership, travel, automobile and related insurance ($24,724), life insurance premium ($6,377), long-term disability benefits ($25,735) and supplemental medical benefits ($79,411).

Narrative Discussion of Summary Compensation Table

Employment Agreement - Mr. Joseph.   Mr. Joseph entered into a two-year employment agreement with the Company in April 2013. After the automatic termination of such employment agreement in April 2015 in accordance with its terms, Mr. Joseph is an at-will employee of the Company. The employment agreement provided for an annual base salary of $500,000, with eligibility for a merit increase in April 2014, as well as customary benefits and perquisites, in addition to a one-time starting bonus of $75,000 (reported in the "Bonus" column in 2013), relocation expenses and COBRA reimbursement. In addition, the agreement provided that Mr. Joseph was eligible to receive annual bonuses, with a target bonus of 80% of his base salary, based on his achievement of performance goals established each year by the Company, in good faith consultation with Mr. Joseph. The agreement also provided for Mr. Joseph's participation in the Company's other share-based compensation plans. Mr. Joseph received a pro rata portion of his base salary in 2013 based on his date of hire as of April 29, 2013.

Employment Agreement - Ms. Payne. Ms. Payne's employment agreement terminated upon her resignation in March 2016. See "Potential Payments Upon Termination or Change-in-Control" for a description of the material terms of the employment agreement of Ms. Payne.

Employment Agreement and Related Agreements - Mr. Tremblay. Mr. Tremblay is subject to a different compensation program than the other named executive officers, as further described in "Compensation Discussion and Analysis-2015 Compensation-Mr. Tremblay." Pursuant to his revised employment agreement, Mr. Tremblay began participating in the annual bonus program beginning in 2014 and he received a one-time grant of RSU's of $600,000 that will vest pro rata over three years through the end of his employment agreement in 2017.

In 2013, Mr. Tremblay had a guaranteed bonus of $551,200, which is reported in the "Bonus" column. Mr. Tremblay received an additional discretionary bonus in 2013 of $385,840 in light of the overall strong performance of Taubman Asia, which is reported in the "Non-Equity Incentive Plan Compensation" column.

See "Potential Payments Upon Termination or Change-in-Control" for additional information regarding the material terms of Mr. Tremblay's employment agreement with Taubman Asia Management Limited and the operating agreement for Taubman Properties Asia LLC.

Annual Stock Awards - Long-Term Incentive Program.   In 2013, 2014 and 2015, stock awards were made under the long-term incentive program, pursuant to which 50% of the dollar value of the long-term incentive award was paid in RSUs and 50% of the dollar value of the long-term incentive award was paid in Annual PSUs. The number of RSUs and Annual PSUs were determined by dividing the dollar award by the closing price of the common stock on the grant date.

Annual PSUs represent a contingent number of units of stock granted at the beginning of a specified performance cycle, with the actual payout of units at 0% to 300% of the target grant amount based on the Company's relative performance against the NAREIT Index with respect to total shareholder return over a three-year period.

Mr. Joseph received initial Annual RSU and PSU awards on April 29, 2013, with customary vesting conditions, related to his hiring in April 2013. He also received a Special RSU award on the same date, with pro rata vesting on March 1, 2014 and 2015, respectively.

Modification of Unvested and Unexercised Awards - On December 2, 2014, the Board declared a special cash dividend of $4.75 per common share payable on December 31, 2014. Because the Company's long-term incentive award agreements did not contemplate a special dividend to shareholders, the Board approved an adjustment to all outstanding equity awards that would ensure plan participants are not disadvantaged by the special dividend. Accordingly, the Company's NEOs received an adjustment on all unvested RSUs and PSUs. The modification was also applied to all outstanding options, the majority of which were held by Robert Taubman and William Taubman. The intent of the adjustment was to maintain the intrinsic value of each executive's outstanding awards, taking into account the likely impact of the dividend on the Company's stock price.

Non-Equity Incentive Plan Compensation (excluding Mr. Tremblay for 2013). The amounts earned in 2013, 2014 and 2015 consisted of payments earned under the annual bonus program.

Special PSU Grants. Mr. Joseph received a Special PSU award on April 29, 2013, which vests together with the Special PSU awards granted to other named executive officers in 2012. Special PSUs represent a contingent number of units of stock granted at the beginning of a specified performance cycle, with the actual payout of units at 0% to 400% of the target grant amount based on the Company's relative performance against the NAREIT Index with respect to total shareholder return over a five-year period.

Grants of Plan-Based Awards in 2015

The following table provides information about equity and non-equity awards granted to the NEOs in 2015.

| Name | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) | | | Estimated Future Payouts Under Equity Incentive Plan Awards(2) | | | All Other Stock Awards: Number of Shares of Stock or Units (#)(3) | Grant Date Fair Value of Stock and Option Awards ($)(4) |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Robert S. Taubman	N/A	—	1,161,023	—	—	—	—	—	—
	3/9/2015	—	—	—	—	—	—	14,302	1,063,497
	3/9/2015	—	—	—	—	14,302	42,906	—	1,606,115
Lisa A. Payne	N/A	—	516,281	—	—	—	—	—	—
	3/9/2015	—	—	—	—	—	—	7,796	579,711
	3/9/2015	—	—	—	—	7,796	23,388	—	875,491
William S. Taubman	N/A	—	491,696	—	—	—	—	—	—
	3/9/2015	—	—	—	—	—	—	7,797	579,785
	3/9/2015	—	—	—	—	7,797	23,391	—	875,603
René Tremblay	N/A	—	418,000	—	—	—	—	—	—
David S. Joseph II	N/A	—	424,360	—	—	—	—	—	—
	3/9/2015	—	—	—	—	—	—	4,994	371,354
	3/9/2015	—	—	—	—	4,994	14,982	—	560,826

(1)   The amounts in this column relate to the 2015 annual bonus program.

(2)   Awards in this column relate to Annual PSUs. All awards were made under he 2008 Omnibus Plan.

(3)   All awards in this column relate to RSUs. All awards were made under the 2008 Omnibus Plan.

(4)   See Note 1 to the Summary Compensation Table for information regarding the grant-date fair value or incremental fair value of each award. Each RSU awarded on March 9, 2015 had a grant-date fair value of $74 36 and each PSU had a grant-date fair value of $112.30

Narrative Discussion of Grants of Plan-Based Awards in 2015

Annual Bonus Program. The Committee utilizes a target cash bonus pool for senior management, which consists of the aggregate target cash bonuses of each member of senior management. Cash bonuses earned by each member of senior management are determined by the Committee upon its allocation of the earned cash bonus pool for senior management based on the Committee's subjective analysis of an individual's performance and other factors it deems relevant. Since there was no maximum established for the target bonus pool or the allocation of bonus amounts to individual members of senior management, the Company has determined not to disclose a maximum amount in the table above. Earned bonus amounts for 2015 were approved by the Committee on March 2, 2016; such amounts are reported in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table."

Long-Term Incentive Program. 50% of the dollar value of the long-term incentive award was paid in RSUs and 50% of the dollar value of the long-term incentive award was paid in PSUs. The number of RSUs and Annual PSUs are determined by dividing the dollar award by the closing price of the common stock on the grant date.

Restricted Share Unit Awards. Each RSU represents the right to receive upon vesting one share of the Company's common stock. All RSUs granted in 2015 provide for vesting on March 1, 2018.

Annual Performance Share Unit Awards. Annual PSUs represent a contingent number of units of stock granted at the beginning of a specified performance cycle, with the actual payout of units at 0% to 300% of the target grant amount based on the Company's relative performance against members of a comparator group with respect to total shareholder return over a three-year period. Each PSU represents the right to receive upon vesting one share of the Company's common stock. The Annual PSU grants in 2015 utilize total shareholder return over a three-year period beginning March 10, 2015 and ending March 1, 2018 as the performance period. Total shareholder return is measured using the 30-day average stock price before the beginning and end of the performance period to mitigate volatility for all comparator group members. All Annual PSUs granted in 2015 provide for vesting on March 1, 2018, subject to the terms of such award.

Outstanding Equity Awards at December 31, 2015

The following table provides information on the current holdings of option and stock awards by the named executive officers as of December 31, 2015.

		Option Awards						Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($) (1)	Option Expiration Date	Value of Unexercised In-The-Money Options/ SARs at Fiscal Year End ($)(2)(3)	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Robert S. Taubman	Various	—	—	—	—	—	—	43,567	3,342,460	—	—
	3/9/2015									42,906	3,291,748
	3/5/2014	—	—	—	—	—	—	—	—	46,704	3,583,131
	3/3/2013	—	—	—	—	—	—	—	—	41,091	3,152,502
	2/29/2012	—	—	—	—	—	—	—	—	120,144	9,217,448
	2/27/2008	68,115	—	—	45 90	2/27/2018	2,078,870	—	—	—	—
	3/7/2007	60,376	—	—	51.15	3/7/2017	1,525,702	—	—	—	—
Lisa A. Payne(5)	Various	—	—	—	—	—	—	23,748	1,821,947	—	—
	3/9/2015									23,388	1,794,327
	3/5/2014	—	—	—	—	—	—	—	—	25,458	1,953,138
	3/3/2013	—	—	—	—	—	—	—	—	22,398	1,718,375
	2/29/2012	—	—	—	—	—	—	—	—	65,488	5,024,239
William S. Taubman	Various	—	—	—	—	—	—	23,750	1,822,100	—	—
	3/1/2015									23,391	1,794,558
	3/5/2014	—	—	—	—	—	—	—	—	25,461	1,953,368
	3/3/2013	—	—	—	—	—	—	—	—	22,398	1,718,375
	2/29/2012	—	—	—	—	—	—	—	—	65,488	5,024,239
	2/27/2008	39,882	—	—	45 90	2/27/2018	1,217,199	—	—	—	—
	3/7/2007	34,213	—	—	51.15	3/7/2017	864,563	—	—	—	—
	5/15/2006	4,473	—	—	35 50	5/15/2016	183,035	—	—	—	—
	3/8/2006	42,338	—	—	35 64	3/8/2016	1,726,544	—	—	—	—
René Tremblay	Various	—	—	—	—	—	—	6,032	462,775	—	—
David S. Joseph II	Various	—	—	—	—	—	—	15,268	1,171,361	—	—
	3/1/2015									14,982	1,149,419
	3/5/2014	—	—	—	—	—	—	—	—	16,308	1,251,150
	4/29/2013	—	—	—	—	—	—	—	—	14,514	1,113,514
	4/29/2013	—	—	—	—	—	—	—	—	44,224	3,392,865

(1) Reflects the reduction of the per share exercise price by $4.75 as a result of the modification of unexercised stock options following the declaration of a special dividend of $4.75 per common share on December 2, 2014.

(2) Based upon the closing price of the Company's common stock on the NYSE on December 31, 2015 of $76.72.

(3) The RSUs vest as follows:

	March 1,		
Name	2016	2017	2018
Robert S. Taubman	13,697	15,568	14,302
Lisa A. Payne	7,466	8,486	7,796
William S. Taubman	7,466	8,487	7,797
René Tremblay	3,016	3,016	—
David S. Joseph II	4,838	5,436	4,994

(4) Assumes the achievement of the maximum performance goal, which would result in (i) a 300% payout of the target PSU grant and (ii) a 400% payout of the target Special PSU grant.

(5) Ms. Payne voluntarily resigned as Vice Chairman effec ive in March 2016 and all of her outstanding unvested equity awards were forfeited as of such resignation date.

Option Exercises and Stock Vested in 2015

The following table provides information about the value realized by the NEOs on the exercise of options and the vesting of stock awards in 2015.

Name	Option Awards(1)		Stock Awards(2)	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert S. Taubman	178,925	7,687,379	15,019	1,086,475
Lisa A. Payne	—	—	8,186	592,175
William S. Taubman	49,825	2,342,273	8,186	592,175
René Tremblay	—	—	—	—
David S. Joseph II	—	—	2,764	199,948

(1)   The value realized is based on the number of options exercised multiplied by the difference between (A) the closing price of the common stock on the NYSE on the exercise date and (B) the exercise price.

(2)   Represents the vesting of RSUs and PSUs which all vested on March 1, 2015. The value realized for purposes of the table is based upon the number of shares of common stock received upon vesting multiplied by the closing price of the common stock on he NYSE on February 27, 2015. The closing price of the common stock was $72.34.

Nonqualified Deferred Compensation in 2015

The Company had the following nonqualified deferred compensation arrangements in 2015 relating to the NEOs:

Supplemental Retirement Savings Plan

This plan provided benefits to senior management in the form of Company contributions which would have been payable under the tax-qualified retirement plan (The Taubman Company and Related Entities Employee Retirement Savings Plan, the "401(k) plan") but for the reduction in recognizable compensation as required by the IRC. The plan was "frozen" for NEOs on June 30, 2013; participants retain the right to their account balance as of that date, but no new contributions will be made. The Company will continue to credit earnings at a rate of 1% above the prime rate of return established by JPMorgan Chase Bank, N.A.

Robert Taubman's Deferral of TRG Units

Pursuant to an option deferral agreement entered into in December 2001 amount the Manager, TRG and Robert Taubman, Mr. Taubman deferred his right to receive 871,262 TRG units pursuant to an incentive option granted to Mr. Taubman in 1992 that he exercised in 2002. Until the Deferred TRG units are distributed in full, Mr. Taubman receives distribution equivalents on the Deferred TRG units in the form of cash payments as and when TRG makes distributions on actual units outstanding. Beginning with the earlier of Mr. Taubman's cessation of employment for any reason or the ten-year anniversary of the date of exercise, actual TRG units will be paid to Mr. Taubman in ten annual installments. In January 2011, an amendment to the option deferral agreement extended the issuance of the deferred units to begin in December 2017. The deferral agreement will terminate and actual TRG units will be paid to Mr. Taubman in a single distribution upon a change of control of TRG if followed by Mr. Taubman's termination of employment within six months of such change of control.

Nonqualified Deferred Compensation in 2015

The table below provides information on the nonqualified deferred compensation of the NEOs in 2015.

Name	Plan	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings (Loss) in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)(3)	Aggregate Balance at Last FYE ($)(4)
Robert S. Taubman	Supplemental Retirement Savings Plan	—	—	12,437	—	298,721
	Option Deferral Agreement	—	—	261,379 (5)	1,969,081	66,843,221
Lisa A. Payne	Supplemental Retirement Savings Plan	—	—	8,456	—	203,075
William S. Taubman	Supplemental Retirement Savings Plan	—	—	11,590	—	278,374
René Tremblay	—	—	—	—	—	—
David S. Joseph II	—	—	—	—	—	—

(1) The Company's contributions to the supplemental retirement savings plan ended in 2013.

(2) None of the earnings set forth in the table are above-market or preferential, and therefore none of such amounts are reflected in the Summary Compensation Table.

(3) Withdrawals and distributions are not reflected in the Summary Compensation Table.

(4) For Messrs. Robert Taubman and William Taubman and Ms. Payne, $71,902, $65,078 and $66,377, respectively, was reported in the Summary Compensation Table since 2006 as compensation, in aggregate, all of which related to the Company's contributions to the supplemental retirement savings plan.

(5) Represents a gain due to a $0.30 per share increase in the common stock price. The share price increase is with respect to the op ions previously exercised and the deferral of the underlying TRG units.

Potential Payments Upon Termination or Change-in-Control

The following section describes and quantifies potential payments and benefits to the NEOs under the Company's compensation and benefit plans and arrangements upon termination of employment or a change of control of the Company.

Ms. Payne was party to an employment agreement and change of control employment agreement with the Company as of December 31, 2015. Ms. Payne voluntarily resigned as Chief Financial Officer effective January 1, 2016 and as Vice Chairman effective as of March 31, 2016. Mr. Tremblay is party to an employment agreement and an operating agreement with subsidiaries of the Company. Mr. Joseph is party to a change of control employment agreement. After the automatic termination of such employment agreement in April 2015 in accordance with its terms, Mr. Joseph is an at-will employee of the Company. Robert Taubman and William Taubman have not entered into such agreements.

Certain of the Company's compensatory plans contain provisions regarding the acceleration of vesting and payment upon specified termination events; see "-Company Share-Based Plans" below. In addition, the Committee may authorize discretionary severance payments to its NEOs upon termination.

Company Share-Based Plans

1992 Option Plan. The Compensation Committee is authorized to accelerate the vesting of options at any time more than six months after the grant date. The Compensation Committee is also permitted to modify, extend or renew outstanding options, or accept the cancellation or surrender of such options, except to the extent such actions would constitute a repricing of options without satisfying the applicable shareholder approval requirements of the NYSE.

If a participant's employment is terminated for cause, all vested and unvested options will be forfeited as of the termination date.

If a participant's employment with the Company is terminated for any reason, other than the death, disability, or retirement of such employee or for cause, (A) the participant's options that have not vested as of such termination date will be forfeited, and (B) the participant shall have 90 days (or such other period in the Compensation Committee's discretion) from the termination date to exercise vested options, subject to specified limitations.

Options held by an employee who dies while employed will vest immediately, and the beneficiary will have 730 days to exercise such options. Options held by an employee that becomes disabled or retires will also vest immediately upon such trigger event, and will be exercisable any time prior to the tenth anniversary of the date of grant.

Options will vest immediately upon the termination (without renewal) of the Manager's services agreement with TRG, upon any change in control of TRG, or upon TRG's permanent dissolution.

2008 Omnibus Plan. The Committee has the authority to accelerate vesting of any of the applicable awards at any time.

The RSUs will vest immediately if a participant's employment with the Company is terminated for death, disability or retirement of such employment, or upon a change of control of TRG. Beginning with 2014 awards, RSUs will also vest immediately upon a lay-off in connection with a reduction in force. If a participant's employment with the Company is terminated for any other reason, the RSUs that have not vested as of such date will be forfeited.

Except with respect to the Special PSU awards, the PSUs will vest immediately if a participant's employment with the Company is terminated for death, disability or retirement of such employment, or upon a change of control of TRG. Beginning with 2014 awards, PSUs will also vest immediately upon a lay-off in connection with a reduction in force. The multiplier applicable to such vesting will be determined in the same manner as set forth in the award, although the vesting date will be substituted by the date of such vesting condition; provided, that, upon death, disability or retirement, the multiplier shall be one times if such vesting event occurs less than one year from the grant date. If a participant's employment with the Company is terminated for any other reason, the PSUs that have not vested as of such date will be forfeited.

The Special PSU awards will vest immediately if a participant's employment with the Company is terminated for death or disability, or upon a change of control of TRG. The multiplier applicable to such vesting will be determined in the same manner as set forth in the award, although the vesting date will be substituted by the date of such vesting condition; provided, that, upon death or disability, the multiplier shall be one times if such vesting event occurs less than one year from the grant date. If a participant's employment with the Company is terminated for any other reason, the PSUs that have not vested as of such date will be forfeited.

Deferred Compensation Plans and Arrangements

Supplemental Retirement Savings Plan. Each NEO (except Mr. Tremblay and Mr. Joseph) participated in the plan until it was frozen in June 2013. No withdrawals are permitted under the plan during employment. As soon as practicable following the termination of employment for any reason, the employee must elect a lump-sum payment (to be paid no earlier than one year following such termination date) or annual installments (such first installment to be paid no earlier than one year following the last day of the month of termination); however, in its sole discretion, the Company may accelerate such payment plan. The acceleration provisions will be amended as necessary to comply with the new tax rules applicable to nonqualified deferred compensation arrangements. In the event the employee dies before distribution of all amounts, the beneficiary may change the form of payment with the consent of the Company.

Robert Taubman's Deferral of TRG Units. Beginning with the earlier of Mr. Taubman's cessation of employment for any reason or the ten-year anniversary of the date of exercise, the TRG units will be paid to Mr. Taubman in ten annual installments. In January 2011, an amendment to the option deferral agreement extended the issuance of the deferred units to begin in December 2017. The deferral agreement will terminate and the Deferred TRG units will be paid to Mr. Taubman in a single distribution of TRG units upon a change of control of TRG if followed by Mr. Taubman's termination of employment within six months of such change of control.

Change of Control Employment Agreements

The agreements have three-year terms that automatically extend for an additional year on each anniversary of the first day of their terms unless a notice not to extend is given by the Company at least 60 days prior to the renewal date. If a change of control of the Company occurs during the term of the agreement, then the agreements become operative for a fixed three-year period commencing on the date of the change of control and supersede any other employment agreement between the Company and any of its affiliates, on the one hand, and the executive, on the other.

Each agreement provides generally that the executive's terms and conditions of employment, including position, location, compensation and benefits, will not be adversely changed during the three-year period after a change of control. In addition, each agreement also provides that upon a change of control or a termination of employment in anticipation of a change of control, all of the executive's share-based compensation awards that are outstanding on the date of the change of control will vest and, in specified circumstances, will become exercisable or payable.

After a change of control, if the executive's employment is terminated for cause, the executive will generally be entitled to receive:

- accrued and unpaid compensation and benefits; and
- other vested benefits in effect on the date of the termination.

After a change of control, if the executive's employment is terminated by reason of the person's death or disability, the executive or his or her beneficiary or estate will generally be entitled to receive:

- the amounts noted above for termination for cause; and
- an annual cash bonus for the year in which the termination of employment occurs, pro-rated through the date of termination.

After a change of control, if the executive's employment is terminated by the Company other than for cause, death or disability, or if the executive resigns for good reason, or upon certain terminations in connection with or in anticipation of a change of control, the executive will generally be entitled to receive:

- the amounts noted above for termination by reason of death or disability;
- two and a half times the executive's annual base salary and annual cash bonus;
- continued welfare benefits and perquisites for at least thirty months; and
- outplacement services for one year.

The annual cash bonus portion of this severance amount will be based on the higher of the highest award paid to the executive during the three years prior to the change of control or the most recent award paid to the executive prior to the date of termination of employment.

The change in control agreements have been amended to eliminate a full gross up provision and instead provide for a "best-net" determination.

Further, as a condition to receiving such funds and subject to limited specified exceptions, the executive must sign an agreement to forever release and discharge the Company and its agents from any and all liabilities of any kind whatsoever related in any way to the Company's employment of the executive that the executive has ever had or may thereafter have against the Company or its agents. The executive is also subject to customary confidentiality provisions after the termination of employment with the Company.

Employment Agreement - Ms. Payne

In January 1997, the Company entered into a three-year agreement with Ms. Payne regarding her employment as an Executive Vice President and the Chief Financial Officer of the Manager and her service to the Company in the same capacities. Beginning on the second anniversary date of such initial term and continuing on each anniversary date thereafter, the employment agreement had been extended one-year (effectively resulting in a two-year employment agreement as of each extension date). In June 2005, Ms. Payne became Vice Chairman in addition to her role as Chief Financial Officer. As noted earlier, Mr. Payne voluntarily resigned as Chief Financial Officer effective as of January 1, 2016 and as Vice Chairman effective as of March 31, 2016, upon which her employment agreement was terminated.

The employment agreement provided for an annual base salary of not less than $500,000, with consideration of upward adjustments to be reviewed annually, as well as customary benefits and perquisites. The agreement also provided for Ms. Payne's participation in the Company's annual bonus program and other share-based compensation plans.

For a voluntary termination without good reason, Ms. Payne is entitled to any amounts accrued to the date of termination and as provided for in the Company's compensatory plans.

Employment Agreement - Mr. Tremblay

In October 2010, Taubman Asia Management Limited entered into an employment agreement with Mr. Tremblay regarding his employment as President of Taubman Asia, with the initial term ending December 31, 2015. Mr. Tremblay also agreed to serve on the board of directors of The Taubman Company Asia Limited for the term of his employment. The employment agreement was amended in April 2014 to extend the term of Mr. Tremblay's employment through December 31, 2017.

The employment agreement provides for an annual base salary of $1,000,000, with consideration of upward adjustments to be reviewed annually. The agreement also provides Mr. Tremblay with a target annual bonus of 40% that was prepaid in monthly installments with a clawback provision in case the bonus is not earned under the annual bonus program.

In addition, Mr. Tremblay is eligible to receive the following perquisites: housing costs and related insurance, personal expenses, club membership, school tuition fees for secondary school, relocation expenses, automobile and related insurance, life insurance premium, long-term disability benefits, and supplemental medical benefits.

Pursuant to the agreement, if Mr. Tremblay's employment with Taubman Asia Management Limited is terminated for any reason other than (1) Mr. Tremblay's voluntary termination of his employment for good reason (including specified change of control, relocation or diminution of duties or responsibilities), (2) death or disability or (3) a termination by Taubman Asia Management Limited for cause, Mr. Tremblay shall be entitled to receive payment of (i) his base salary, and his minimum guaranteed bonus or target bonus, until the earlier of two years after such termination or the remaining term under such agreement, and (ii) specified housing costs, personal expenses and health insurance coverage plan costs for three months after termination. Mr. Tremblay is required to seek comparable employment in good faith, and payments under the clause will be reduced by amounts Mr. Tremblay receives from other employment during such payment period.

In addition, in the case of any termination, Taubman Asia Management Limited is required to pay specified relocation costs if within three months following such termination Mr. Tremblay provides notice of his desire to move outside of Hong Kong.

Following expiration or termination of the agreement, Mr. Tremblay must execute a release of claims agreement and he will be subject to the non-competition, non-solicitation and confidentiality provisions set forth therein. The non-competition provisions are applicable for the remaining term of the agreement and, in specified circumstances, for a period of one year thereafter. In addition, Mr. Tremblay is subject to a non-solicitation provision for the term of the agreement and for one year thereafter.

Operating Agreement for Taubman Properties Asia LLC - Mr. Tremblay

In October 2010, Mr. Tremblay obtained a 10% ownership interest in Taubman Properties Asia LLC, a consolidated subsidiary of the Company. He is entitled to 10% of Taubman Asia's distributions, with 85% of his distributions being withheld as contributions to capital. These withholdings will continue until he contributes and maintains his capital consistent with a 10% ownership interest, including all capital funded by TRG for Taubman Asia's operating and investment activities prior and subsequent to Mr. Tremblay obtaining his ownership interest. Mr. Tremblay's ownership interest will be reduced to 5% upon his cumulatively receiving a specified amount in distributions. TRG will have a preferred investment in Taubman Asia to the extent Mr. Tremblay has not yet contributed capital commensurate with his ownership interest. This preferred investment will accrue an annual preferential return equal to TRG's average borrowing rate (with the preferred investment and accrued return together being referred to herein as the preferred interest).

Due to Mr. Tremblay's employment by Taubman Asia on April 1, 2016, during the month ended April 30, 2016, he has the right to exercise an option to put up to 40% of his ownership interest for cash in December 2016 at a valuation determined as of October 31, 2016. Mr. Tremblay has not exercised such right as of the date hereof. In addition, Taubman Asia has the ability to call, and Mr. Tremblay has the ability to put, his ownership interest upon specified terminations of his employment, although such put or call right may not be exercised for specified time periods after certain termination events. The redemption price for the ownership interest is 50% (increasing to 100% as early as June 2017) of the fair value of the ownership interest less the amount required to return the Taubman Asia's preferred interest. The Company has determined that Mr. Tremblay's ownership interest in Taubman Asia qualifies as an equity award, considering its specific redemption provisions, and accounts for it as a contingently redeemable noncontrolling interest, with a carrying value of zero at December 31, 2015.

For purposes of the table below, the Company assumes that it would redeem Mr. Tremblay's ownership upon any termination of employment. Since the equity interest has a carrying value of zero as of December 31, 2015, it is not listed in the table below.

Change of Control/Severance Payment Table

The following table estimates the potential payments and benefits to the NEOs upon termination of employment or a change of control, assuming such event occurs on December 31, 2015. These estimates do not reflect the actual amounts that would be paid to such persons, which would only be known at the time that they become eligible for payment and would only be payable if the specified event occurs.

Items Not Reflected in Table. The following items are not reflected in the table set forth below:

- Accrued salary, cash bonus (except to the extent specifically noted in Mr. Tremblay's employment agreement) and paid time off.
- Costs of COBRA or any other mandated governmental assistance program to former employees.
- Amounts outstanding under the Company's 401(k) plan.
- ***Supplemental Retirement Savings Plan.***   If such participant's employment is terminated for any reason, upon the occurrence of specified events (including a change of control of TRG, the dissolution of TRG or the termination (without renewal) of the Manager's services agreement with TRG), or the Company accelerates such payment as of December 31, 2015, then the participant would receive the aggregate balance amount relating to the plan as set forth in the "Nonqualified Deferred Compensation in 2015" table.
- ***Robert Taubman's Deferral of TRG Units.***   If Mr. Taubman's employment is terminated for any reason as of December 31, 2015, the Deferred TRG units will be paid to Mr. Taubman in ten annual installments. If Mr. Taubman's employment is terminated within six months of a change of control, then the Deferred TRG units will be paid to Mr. Taubman in a single distribution. The aggregate balance amount relating to this deferral arrangement is set forth in the "Nonqualified Deferred Compensation in 2015" table.

Other Notes Applicable to Table.

- The 1992 Option Plan and 2008 Omnibus Plan provide for the acceleration of vesting of share-based awards upon retirement, death, disability, layoff in connection to a reduction in force or a change of control. The closing price of the Company's common stock on December 31, 2015 was $76.72. The table reflects the intrinsic value of such acceleration, which is:

  - for each unvested RSU, $76.72; and

  - for each PSU, in the case of death, disability, layoff in connection to a reduction in force (or retirement, for the Annual PSU grants) or in the case of a change of control, $76.72 multiplied by 1.96 per PSU for the 2015 Annual PSU awards and $76.72 multiplied by 0.96 per PSU for the 2014 Annual PSU awards (the estimated multiplier as of December 31, 2015 for such awards). The Annual PSU awards for 2013 had an actual 0x payout in March 2016 and the 2012 Special PSU awards had an estimated 0x payout as of December 31, 2015.

- The Committee has discretion to accelerate the vesting of RSU and PSU awards to the extent not expressly set forth above. The table assumes the Committee does not utilize such discretion.

- The table does not reflect the intrinsic value of vested options, which is set forth in "Outstanding Equity Awards at December 31, 2015".

- For a termination following a change of control, the table below assumes such termination is other than for cause, death or disability, or due to the executive resigning for good reason, or upon certain terminations in connection with or in anticipation of a change of control.

- None of the NEOs are eligible for retirement and therefore termination due to retirement is not included in the table below.

- Life insurance amounts only reflect policies paid for by the Company.

- The table assumes a "disability" is of a long-term nature, which triggers vesting of share-based awards. Disability payments are shown on an annual basis.

	Cash Severance ($)	Miscellaneous Benefits ($)(1)	Acceleration of Share-Based Awards ($)	Life Insurance Proceeds ($)	Annual Disability Benefits ($)	Total ($)(5)
Robert S. Taubman(2)						
Death	—	—	6,639,671	1,400,000	—	8,039,671
Disability	—	—	6,639,671	—	360,000	6,999,671
Layoff in connection with a reduction in force	—	—	3,535,356	—	—	3,535,356
Change of control	—	—	6,639,671	—	—	6,639,671
Lisa A. Payne						
Voluntary resignation	—	—	—	—	—	—
William S. Taubman(2)						
Death	—	—	3,619,622	1,400,000	—	5,019,622
Disability	—	—	3,619,622	—	360,000	3,979,622
Layoff in connection with a reduction in force	—	—	1,823,567	—	—	1,823,567
Change of control	—	—	3,619,622	—	—	3,619,622
David S. Joseph II(3)						
Termination wi hout cause	—	—	—	—	—	—
Death	—	—	2,322,683	1,400,000	—	3,722,683
Disability	—	—	2,322,683	—	360,000	2,682,683
Layoff in connection with a reduction in force	—	—	1,188,548	—	—	1,188,548
Change of control	2,613,625	185,200	2,322,683	—	—	5,121,508
Rene Tremblay(4)						
Termination wi hout cause or by executive for good reason	2,973,500	90,807	—	—	—	3,064,307
Death	—	—	462,775	1,400,000	—	1,862,775
Disability	—	—	462,775	—	133,800	596,575
Layoff in connection with a reduction in force	—	—	462,775	—	—	462,775
Change of control	2,973,500	90,807	462,775	—	—	3,527,082

(1) Amount includes the value of continuing health and welfare benefits for 30 months after December 31, 2015 and outplacement services for one year after December 31, 2015.

(2) Except as specified in "-Items Not Reflected in Table," such person does not receive any additional payments if (A) he voluntarily terminates his employment, or (B) his employment is terminated by the Company with or without cause.

(3) Except as specified in "-Items Not Reflected in Table", he does not receive any additional payments if (A) he voluntarily terminates such employment, or (B) his employment is terminated by the Company with cause.

(4) Except as specified in "-Items Not Reflected in Table", he does not receive any additional payments if (A) he voluntarily terminates such employment without good reason, or (B) his employment is terminated by the Company with cause.

(5) For terminations due to disability, the total amounts only include one year of disability benefits. In actuality, such amount will be paid on an annual basis.

RELATED PERSON TRANSACTIONS

Policies and Procedures

To assist the Company in complying with its disclosure obligations and to enhance the Company's disclosure controls, the Board approved a written policy regarding related person transactions. A "related person" is a director, officer, nominee for director or a more than 5% shareholder (of any class of the Company's Voting Stock) since the beginning of the Company's last completed fiscal year, and their immediate family members. A "related person transaction" is any transaction or any series of transactions in which the Company was or is to be a participant, the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

Specifically, the policy establishes a process for identifying related persons and procedures for reviewing and approving such related person transactions. In addition, directors and executive officers are required to complete an annual questionnaire in connection with the Company's proxy statement for its annual meeting of shareholders, which includes questions regarding related person transactions, and such persons also are required to provide written notice to the Company's General Counsel or outside general counsel of any updates to such information prior to the annual meeting. Further, the Company's financial and other departments have established additional procedures to assist the Company in identifying existing and potential related person transactions and other potential conflict of interest transactions.

From January 1, 2015 through the date hereof, the Company's related person transactions were solely with members of the Taubman family and their affiliates. The Audit Committee and/or the independent directors of the Board reviewed such business transactions to ensure that the Company's involvement in such transactions was on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and was in the best interests of the Company and its shareholders. When necessary or appropriate, the Company has engaged third party consultants and special counsel, and the Board has created a special committee, to review such transactions. While Robert Taubman and William Taubman may participate in certain discussions regarding Company transactions with the Taubman family and affiliates, they recuse themselves from the approval process by the Board or Audit Committee and do not negotiate contractual terms or control the Company's strategies with respect to such transactions.

2015 Related Person Transactions

The Manager is the manager of the Sunvalley shopping center (Sunvalley) in Contra Costa County, California, and has been the manager since its original development (opened in 1967). TRG owns a 50% general partnership interest in SunValley Associates, a California general partnership, which indirectly owns the center. The other 50% partner consists of two entities owned and controlled by the A. Alfred Taubman Restated Revocable Trust (Robert Taubman, William Taubman and Gayle Taubman Kalisman are co-trustees of such trust). A. Alfred Taubman was the former Chairman of the Board and the father of Robert and William Taubman. Sunvalley's partnership agreement names TRG as the managing general partner and provides that so long as TRG has an ownership interest in the property, the Manager will remain its manager and leasing agent. Sunvalley is subject to a ground lease on the land, which is owned by Taubman Land Associates LLC (Taubman Land). Taubman Land is owned 50% by an affiliate of TRG and 50% by an entity owned and controlled by Robert Taubman, William Taubman and Gayle Taubman Kalisman. Rent was $1.6 million for 2015.

The A. Alfred Taubman Restated Revocable Trust and certain of its affiliates receive various management services from the Manager. For such services, A. Alfred Taubman Restated Revocable Trust and affiliates paid the Manager approximately $2.9 million in 2015.

Taubman Ventures Management, an operating division of TVG that manages the personal assets of, and provides administrative services to, the Taubman family, including A. Alfred Taubman and his estate (collectively, the "Taubman Family"), utilizes a portion of the Manager's Bloomfield Hills, Michigan offices and a portion of the Manager's New York offices. For the use of the office space, Taubman Ventures Management paid the Manager approximately $295,000 in 2015, representing its pro rata share of the total occupancy costs. In addition, employees of Taubman Ventures Management and other affiliated companies of the Taubman Family were enrolled in the benefit program of the Manager. For participation in the Manager's benefit program, participants paid the Manager approximately $56,000 in 2015, representing 100% reimbursement of the costs associated with such participation in the benefit program plus a 15% administrative fee. Offsetting this expense is a $117,000 refund paid by the Manager due to a health and dental surplus as a result of lower claims. This refund was calculated based on the participants' share of participating employees in the benefit program.

The Manager leases a corporate plane for business use and was reimbursed approximately $514,000 in 2015 by the Taubman Family for personal use of the corporate plane, representing 100% of the incremental costs of such use. See "Compensation Discussion and Analysis-Description and Analysis of 2015 Compensation Elements" for information on calculating incremental cost to the Company in respect of corporate plane use.

At the time of the Company's initial public offering and its acquisition of its partnership interest in TRG in 1992, the Company entered into an agreement (the Cash Tender Agreement) with A. Alfred Taubman as trustee of the A. Alfred Taubman Restated Revocable Trust (the Revocable Trust) and TRA Partners (now Taubman Ventures Group LLC or TVG), each of whom owned an interest in TRG, whereby each of the revocable trust and TVG has the right to tender to the Company TRG units (provided that the aggregate value is at least $50 million) and cause the Company to purchase the tendered interests at a purchase price based on its market valuation on the trading date immediately preceding the date of the tender. TVG is controlled by a majority-in-interest among the Revocable Trust and entities affiliated with the children of A. Alfred Taubman (Robert S. Taubman, William S. Taubman, and Gayle Taubman Kalisman). At the election of the person making a tender, partnership units in the Operating Partnership held by members of A. Alfred Taubman's family and partnership units held by entities in which his family members hold interests may be included in such a tender. The Company will have the option to pay for these interests from available cash, borrowed funds, or from the proceeds of an offering of common stock. Generally, the Company expects to finance these purchases through the sale of new shares of its stock. The tendering partner will bear all market risk if the market price at closing is less than the purchase price and will bear the costs of sale. Any proceeds of the offering in excess of the purchase price will be for the sole benefit of the Company. The Company accounts for the Cash Tender Agreement as a freestanding written put option. As the option put price is defined by the current market price of the Company's stock at the time of tender, the fair value of the written option defined by the Cash Tender Agreement is considered to be zero. Based on a market value at December 31, 2015 of $76.72 per common share, the aggregate value of interests in TRG that may be tendered under the Cash Tender Agreement was approximately $1.9 billion. The purchase of these interests at December 31, 2015 would have resulted in the Company owning an additional 28% interest in TRG.

AUDIT COMMITTEE MATTERS

The Audit Committee acts under a written charter available on the Company's website, *www.taubman.com*, under the Investors - Corporate Governance tab. Each member of the Audit Committee is independent under the Company's Corporate Governance Guidelines and as independence for audit committee members is defined by the rules adopted by the SEC and the NYSE.

As described more fully in its charter, the Audit Committee is responsible for providing independent, objective oversight and review of the Company's accounting and financial reporting functions, including monitoring the effectiveness of the Company's internal control over financial reporting, disclosure controls and internal audit function. Management has the primary responsibility for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and compliance with applicable laws and regulations. KPMG, the Company's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) ("PCAOB") and for expressing their opinions thereon.

The responsibilities of the Audit Committee include engaging an accounting firm to be the Company's independent registered public accounting firm and establishing the terms of retention, including compensation. Additionally, the Audit Committee reviews and evaluates, and discusses and consults with management, internal audit personnel and the independent registered public accounting firm on matters which include the following:

- the plan for, and the independent registered public accounting firm's report on, each audit of the Company's financial statements;

- the Company's quarterly and annual financial statements contained in reports filed with the SEC or sent to shareholders;

- changes in the Company's accounting practices, principles, controls or methodologies, or in its financial statements;

- significant developments in accounting rules;

- the adequacy of the Company's internal accounting controls, and accounting, financial and auditing personnel; and

- the continued independence of the Company's independent registered public accounting firm and the monitoring of any engagement of the independent registered public accounting firm to provide non-audit services.

Pre-Approval Policies and Procedures

The Audit Committee has developed policies and procedures concerning its pre-approval of the performance of audit and non-audit services. These policies and procedures provide that the Audit Committee must pre-approve all audit and permitted non-audit services to be performed for the Company. If a product or service arises that was not already pre-approved, the Audit Committee has delegated to the Chairman of the Audit Committee the authority to consider and pre-approve such services between quarterly meetings of the Audit Committee. In pre-approving all audit services and permitted non-audit services, the Audit Committee or the Chairman of the Audit Committee must consider whether the provision of the permitted non-audit services is consistent with maintaining the independence of the Company's independent registered public accounting firm. Any interim approvals granted by the Chairman of the Audit Committee are reported to the entire Audit Committee at its next regularly scheduled meeting.

KPMG Fees

The following table sets forth the fees the Company was billed for audit and other services provided by KPMG in 2015 and 2014. All of such services were approved in conformity with the pre-approval policies and procedures described above. The Audit Committee, based on its reviews and discussions with management and KPMG noted above, determined that the provision of these services was compatible with maintaining KPMG's independence.

	2015 ($)	2014 ($)
Audit Fees	1,584,475	1,758,093
Audit-Related Fees	22,950	74,250
Tax Fees	1,277	27,551
Other Fees	—	—
Total Fees	1,608,702	1,859,894

Audit Fees. Audit fees relate to professional services rendered by KPMG for the audits of the Company's annual financial statements and the Company's internal control over financial reporting, review of the financial statements included in the Company's quarterly reports on Form 10-Q and services that are normally provided by the accountant in connection with these filings. The table includes $631,100 and $728,500 in 2015 and 2014, respectively, related to individual shopping center audit reports.

Audit-Related Fees. Audit-related fees relate to assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the Company's financial statements. In 2015, audit-related services primarily consisted of fees for services related to the audit of an employee benefit plan. In 2014, audit-related services consisted of fees for services related to the Company's development project in Xi'an, China, the audit of an employee benefit plan, and agreed upon procedures relating to one of the Company's share-based compensation grants.

Tax Fees. Tax fees in 2015 and 2014 relate to tax consulting and compliance services for certain tax filings.

REPORT OF THE AUDIT COMMITTEE

In connection with the Company's annual report on Form 10-K for the year ended December 31, 2015, and the consolidated financial statements to be included therein, the Audit Committee has:

(1) reviewed and discussed the audited consolidated financial statements with management;

(2) discussed with KPMG, the Company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standard No. 16, as amended; and

(3) received the written disclosures and letter from KPMG required by the applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence, and has discussed with KPMG its independence with respect to the Company.

Based upon these reviews and discussions, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2015 filed with the SEC.

The Audit Committee

Jerome A. Chazen, Chairman
William U. Parfet
Ronald W. Tysoe

PROPOSAL 2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2016

Although shareholder ratification of the appointment is not required by law and is not binding on the Company, the Audit Committee will take the appointment of KPMG under advisement if such appointment is not ratified by the affirmative vote of two-thirds of the shares of Voting Stock outstanding on the record date. KPMG has served as the Company's independent registered public accounting firm since 2004, and the appointment of KPMG in such years was ratified by the Company's shareholders at the respective annual meetings. See "Audit Committee Matters" for a description of fees in 2015 and 2014 and other matters related to KPMG's provision of services to the Company.

The Company expects that representatives of KPMG will be present at the annual meeting and will be available to respond to appropriate questions. Such representatives will also have an opportunity to make a statement.

The Board recommends that the shareholders vote FOR the ratification of KPMG as the Company's independent registered public accounting firm for the year ending December 31, 2016.

PROPOSAL 3 - ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

The Board proposes that shareholders provide advisory (non-binding) approval of the compensation of our named executive officers, as disclosed in this proxy statement in accordance with the SEC's rules (commonly known as a "say-on-pay" proposal). We recognize the interest our shareholders have in the compensation of our executives and we are providing this advisory proposal in recognition of that interest and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act.

In a non-binding advisory vote on the frequency of the say-on-pay proposal held at our 2011 annual meeting of shareholders, shareholders voted in favor of holding say-on-pay votes annually. In light of this result and other factors considered by the Board, the Board determined that the Company would hold advisory say-on-pay votes on an annual basis until the next required advisory vote on such frequency. The next advisory say-on-pay vote, and frequency of the say-on-pay proposal, will occur at our 2017 annual meeting of shareholders.

As described in detail under the heading "Compensation Discussion and Analysis," our NEO compensation program is designed to attract, motivate, and retain our named executive officers, who are critical to our success, and ensure an alignment of interests of such persons with our shareholders. Under this program, our NEOs are rewarded for their service to the Company, the achievement of specific performance goals and the realization of increased shareholder value. We believe our executive officer compensation programs also are structured appropriately to support our Company and business objectives, as well as to support our culture. The Compensation Committee regularly reviews the compensation programs for our NEOs to ensure the fulfillment of our compensation philosophy and goals.

Please read the "Compensation Discussion and Analysis," beginning on page 33 (which includes an Executive Summary), and the "Named Executive Officer Compensation Tables," beginning on page 50, for additional details about our NEO compensation program, including information about the target and earned compensation of our NEOs in 2015.

We are asking our shareholders to indicate their support for our NEO compensation as described in this proxy statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement. Accordingly, we will ask our shareholders to vote "FOR" the following resolution at the annual meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2016 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or the Board. We value the opinions of our shareholders and to the extent there is any significant vote against the NEO compensation as disclosed in this proxy statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

The Board recommends that the shareholders vote FOR the approval of the compensation of our NEOs, as disclosed in this proxy statement pursuant to the rules of the SEC.

ADDITIONAL INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act), requires the Company's directors, its executive officers and persons who beneficially own more than 10% of a registered class of the Company's equity securities ("insiders") to file reports with the SEC regarding their pecuniary interest in any of the Company's equity securities and any changes thereto, and to furnish copies of these reports to the Company. Based on the Company's review of the insiders' forms furnished to the Company or filed with the SEC and representations made by the directors and executive officers of the Company, no insider failed to file on a timely basis a Section 16(a) report in 2015.

The Board has determined that the current members of the Compensation Committee qualify as non-employee directors as defined in Rule 16b-3 of the Exchange Act.

Cost of Proxy Solicitation

The cost of preparing, assembling and mailing the proxy material will be paid by the Company. The Company will request brokers, banks and other nominees to send the Notice and/or proxy materials to, and to obtain proxies from, the beneficial owners and will reimburse such holders for their reasonable expenses in doing so. In addition, the Company's directors, officers and regular employees may solicit proxies by mail, telephone, facsimile or in person, but they will not receive any additional compensation for such work. Further, Innisfree M&A Incorporated has been retained to provide proxy solicitation services for a fee not to exceed $12,500 (excluding expenses).

Presentation of Shareholder Proposals and Nominations at 2017 Annual Meeting

Any shareholder proposal intended to be included in the Company's proxy statement and form of proxy for the 2017 annual meeting (pursuant to Rule 14a-8 of the Exchange Act) must be received by the Company's Assistant Secretary, Chris Heaphy, 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304-2324 by the close of business on December 21, 2016, and must otherwise be in compliance with the requirements of the SEC's proxy rules.

Any director nomination or shareholder proposal of other business intended to be presented for consideration at the 2017 annual meeting, but not intended to be considered for inclusion in the Company's proxy statement and form of proxy relating to such meeting (i.e. not pursuant to Rule 14a-8 of the Exchange Act), must be received by the Company at the address stated above between February 1, 2017 and the close of business on March 3, 2017 to be considered timely. However, if the 2017 annual meeting occurs more than 30 days before or 60 days after June 1, 2017, the Company must receive nominations or proposals (A) not later than the close of business on the later of the 90th day prior to the date of the 2017 annual meeting or the 10th day following the day on which public announcement is made of the date of the 2017 annual meeting, and (B) not earlier than the 120th day prior to the 2017 annual meeting. See "Board Matters-Committees of the Board-Nominating and Corporate Governance Committee" for further information on the advance notice provisions set forth in the By-laws.

Householding

The Company has elected to send a single copy of its annual report and this proxy statement to any household at which two or more shareholders reside unless one of the shareholders at such address provides notice that he or she desires to receive individual copies or has elected e-mail delivery of proxy materials. This "householding" practice reduces the Company's printing and postage costs. Shareholders may request to discontinue or re-start householding, or request a separate copy of the 2015 annual report and 2016 proxy statement (which will be delivered promptly upon request), as follows:

- Shareholders owning their Voting Stock through a broker, bank or other nominee should contact such record holder directly; and

- Shareholders of record should contact Broadridge Investor Communications Solutions, toll-free at 1-866-540-7095, or may write to: Broadridge Investor Communications Solutions, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

2015 ANNUAL REPORT

The annual report of the Company for the year ended December 31, 2015, including financial statements for the three years ended December 31, 2015 audited by KPMG, the Company's independent registered public accounting firm, is being furnished with the proxy statement through the Internet, via e-mail or by paper delivery. See “About the Meeting-How can I access the Company's proxy materials and other reports filed with the SEC?” for further information about delivery of the 2015 annual report.

We urge you to vote promptly to save us the expense of additional solicitation.

By Order of the Board of Directors,

Robert S. Taubman,
Chairman of the Board, President and
Chief Executive Officer

April 12, 2016

Taubman

TAUBMAN CENTERS, INC.
200 EAST LONG LAKE RD.
SUITE 300
BLOOMFIELD HILLS, MI 48304-2324

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 26, 2016 for shareholders in The Taubman Company's 401(k) Plan and up un il 11:59 P.M. Eastern Time on May 31, 2016 for registered and Series B Preferred shareholders. Have your proxy card in hand when you access he website and follow the instructions to obtain your records and to create an electronic vo ing instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by Taubman Centers, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or he Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 26, 2016 for shareholders in The Taubman Company's 401(k) Plan and up until 11:59 P.M. Eastern Time on May 31, 2016 for registered and Series B Preferred shareholders. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLANK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:				
1. Election of Directors	☐	☐	☐	_____
Nominees				

01 Jerome A. Chazen   02 Craig M. Hatkoff   03 Ronald W. Tysoe

The Board of Directors recommends you vote FOR proposals 2 and 3.	For	Against	Abstain
2. Ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the year ending December 31, 2016.	☐	☐	☐
3. Advisory approval of the named executive officer compensation.	☐	☐	☐

NOTE: Election of Nominees above is for a three-year term.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full ti le as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

	Date			Date
Signature (PLEASE SIGN WITHIN BOX)			Signature (Joint Owners)	

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report, Notice & Proxy Statement is/are available at www.proxyvote.com .

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS

ANNUAL MEETING OF SHAREHOLDERS - JUNE 1, 2016

The undersigned appoints each of Robert S. Taubman and Simon J. Leopold, with full power of substitution, to represent the undersigned at the annual meeting of shareholders of Taubman Centers, Inc. on Wednesday June 1, 2016 and at any adjournment or postponement, and to vote at such meeting he shares of common stock and Series B Preferred Stock that the undersigned would be entitled to vote if personally present in accordance with he following instructions and to vote in their judgment upon all other matters that may properly come before the meeting and any adjournment or postponement. The undersigned revokes any proxy previously given to vote at such meeting.

EXCEPT AS SET FORTH BELOW FOR SHARES HELD IN THE TAUBMAN COMPANY AND RELATED ENTITIES EMPLOYEE RETIREMENT SAVINGS PLAN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN FAVOR OF ITEMS 1, 2 and 3 IF THIS PROXY IS PROPERLY EXECUTED AND NO INSTRUCTION IS PROVIDED FOR SUCH ITEMS.

This proxy also provides voting instructions for shares for which the undersigned has the right to give voting instructions to Vanguard Fiduciary Trust Company, Trustee of the Taubman Stock Fund in The Taubman Company and Related Entities Employee Retirement Savings Plan (the "401(k) Plan"). This proxy, when properly executed, will be voted as directed. If no direction is given to the Trustee by 11:59 P.M. Eastern Time on May 26, 2016, the 401(k) Plan's Trustee will vote shares held in he plan in the same proportion as votes received from other participants in the 401(k) Plan.

Continued and to be signed on reverse side

EXHIBIT F

Taubman Centers, Inc.'s December 2016 Investor Presentation

Taubman

TCO LISTED NYSE



Taubman Centers, Inc.

Investor Presentation

December 2016

Taubman

Taubman Centers, Inc. (NYSE: **TCO**)

- A real estate investment trust (REIT) founded in **1950**

- First publicly traded UPREIT – IPO **1992**

- Total market capitalization **over $10 billion**

- Joined the **S&P 400 MidCap Index** in January 2011

- We own, operate and develop the **best retail assets**

- Our portfolio of malls is the **most productive** in the U.S. publicly held mall sector

- Currently own and/or operate **26** retail assets, with **1** project under development




Fair Oaks, Va.


The Mall at Millenia, Fla.


The Mall at Short Hills, N.J.


Beverly Center, Calif.


Beverly Center, Calif.


Cherry Creek Shopping Center, Colo.


City Creek Center, Utah


Dolphin Mall, Fla.

We Own, Operate and Develop the Best Retail Assets


The Gardens on El Paseo, Calif.


Great Lakes Crossing Outlets, Mich.


IFC Mall, South Korea


The Mall of San Juan, Puerto Rico


International Plaza, Fla.


The Mall of San Juan, Puerto Rico


Waterside Shops, Fla.


Westfarms, Conn.



Taubman

We Have the **Industry's Premier Portfolio**

With Five Key Success Factors that Drive **Productivity**

We Strategically Enhance Our Portfolio through:
U.S. Development, Taubman Asia, Redevelopment, Acquisitions & Dispositions

While Emphasizing a **Strong Balance Sheet**

To Create **Significant Shareholder Value**

We Operate the Best Collection of Retail Assets



Owned Properties

1 Beverly Center
Los Angeles, Calif.

2 Cherry Creek Shopping Center
Denver, Colo.

3 CityOn.Xi'an
Xi'an, China

4 City Creek Center
Salt Lake City, Utah

5 Country Club Plaza
Kansas City, Mo.

6 Dolphin Mall
Miami, Fla.

7 Fair Oaks
Fairfax, Va.

8 The Gardens on El Paseo
Palm Desert, Calif.

9 Great Lakes Crossing Outlets
Auburn Hills, Mich.

10 The Mall at Green Hills
Nashville, Tenn.

11 International Market Place
Waikiki, Honolulu, Hawaii

12 International Plaza
Tampa, Fla.

13 The Mall at Millenia
Orlando, Fla.

14 The Mall of San Juan
San Juan, Puerto Rico

15 The Mall at Short Hills
Short Hills, N.J.

16 Stamford Town Center
Stamford, Conn.

17 Starfield Hanam
Hanam, South Korea

18 Sunvalley Shopping Center
Concord, Calif.

19 Taubman Prestige Outlets Chesterfield
Chesterfield, Mo.

20 Twelve Oaks Mall
Novi, Mich.

21 The Mall at University Town Center
Sarasota, Fla.

22 Waterside Shops
Naples, Fla.

23 Westfarms
West Hartford, Conn.

Managed/Leased Centers – No Ownership

24 The Shops at Belmond Charleston Place
Charleston, S.C.

25 IFC Mall
Seoul, South Korea

26 The Boulevard at Studio City
Macau, China

Development Properties

27 CityOn.Zhengzhou
Zhengzhou, China

5

The Best Assets Have Significantly Greater Value

US Mall Distribution by Quality



Taubman's portfolio of 19 assets[1] average between A+ and A quality.

"A" quality malls represent 30% of all U.S. malls, but 75% of all value



Percent of Industry Value

A++ quality malls, which represent 3.5% of all malls, account for 22% of all value

B quality malls, which represent 37% of all malls, account for 19% of value

C quality malls, which represent 28% of all malls, account for 4% of value

D quality malls, which represent 7% of malls, account for 0.2% of value

Source: Green Street Advisors. (2016) Upscale Shopping Centers Nudge Out Down-Market Malls. *The Wall Street Journal*
Grades are based on sales per square foot. Mall value is based on sales productivity, size, quality and other factors.
Note: (1) Excludes The Mall of San Juan, CityOn.Xi'an, International Market Place and Starfield Hanam, as the Green Street study included only stabilized assets in their analysis.

The Best Assets Are the Most Productive



Highest Portfolio Sales Per Square Foot[1]
(September 30, 2016)

TCO	$790
MAC	$626
SPG	$604
GGP	$583
PEI	$457
SKT	$390
CBL	$377
WPG	$373



Highest Average Rent Per Square Foot[2]
(September 30, 2016)

TCO	$60.23
PEI	$54.95
MAC	$54.27
SPG	$50.76
CBL	$32.06
WPG	$27.15

Source: Company Filings and Supplementals, Company Quarterly Earnings Conference Calls, Taubman Analysis
Note: (1) Typically excludes all non-comparable centers, anchors, temporary tenants and 10,000+ sf tenants
    (2) General Growth and Tanger are excluded as they do not report Avg. Rent Per Square Foot on a comparable basis
Ticker Identification: TCO – Taubman Centers, Inc., MAC – The Macerich Company, SPG – Simon Property Group, Inc., GGP – General Growth Properties, Inc., PEI – Pennsylvania Real Estate Investment Trust, SKT – Tanger Factory Outlet Centers, Inc., CBL – CBL & Associates Properties, Inc., WPG – WP Glimcher Inc.



We Have the **Industry's Premier Portfolio**

With Five Key Success Factors that Drive **Productivity**

We Strategically Enhance Our Portfolio through:
U.S. Development, Taubman Asia, Redevelopment, Acquisitions & Dispositions

While Emphasizing a **Strong Balance Sheet**

To Create **Significant Shareholder Value**

Five Key Success Factors

The best retail assets have **five key success factors** that drive productivity, ultimately resulting in **NOI** and **FFO** growth.


Omnichannel Complementary
Best Demographics
Best Locations
Premier In-Line Tenants
High Quality Anchors & Department Stores
Best Retail Assets
Sales Productivity & Rent Growth
NOI Growth
FFO Growth

We Have the Best Locations



Highest Concentration of Asset Value in Top U.S. 30 Markets

83%	72%	69%	52%	51%	34%	8%
TCO	MAC	SPG	PEI	GGP	WPG	CBL

Source: Green Street Advisors. U.S. Mall Outlook 2016, Mall REIT Asset Value Concentration by Market.

Leading retailers and emerging concepts choose to showcase their brand in the best markets and highest quality assets

With Industry-Leading Demographics

U.S. Mall REIT Demographics – 15 Mile Radius



Median Household Income

TCO	$62,408
SPG	$61,023
MAC	$59,706
PEI	$57,555
GGP	$57,149
WPG	$52,332
CBL	$51,560



Average Household Income

TCO	86,901
SPG	82,738
MAC	80,605
GGP	77,050
PEI	76,060
WPG	69,963
CBL	68,485



Population

MAC	1,989,191
TCO	1,650,897
SPG	1,432,391
GGP	1,173,290
PEI	1,002,676
WPG	802,629
CBL	470,403



% of Household Earnings > $100K

TCO	28.2%
SPG	27.1%
MAC	25.9%
GGP	24.2%
PEI	24.0%
WPG	20.4%
CBL	19.9%

Complementing Our Retailer's Omnichannel Strategy



- Successful retailers understand that a combination of both physical and digital channels best meets their customer needs

- Physical locations are an important distribution channel that reduce order fulfillment and customer acquisition costs, while improving website traffic and brand recognition

- **Taubman's "A" quality portfolio** complements retailer's omnichannel strategy by positioning their brand among high-end, productive retailers in the best markets

Attracting the Premier Brands

Brands that have chosen a Taubman Center as their first U.S. Mall location



D&G DOLCE & GABBANA
VERSACE COLLECTION
Salvatore Ferragamo Men's
Giuseppe
J.LINDEBERG
Desigual
DIESEL
Superdry.
Ferrari
Ben Sherman
Z Zegna
HALSTON
RH
MAC
FOREVER 21
PIAZZA SEMPIONE
MAX&Co.

"Online" retailers that are now tenants in Taubman Centers



Apple
WARBY PARKER eyewear
ATHLETA
TESLA
Microsoft
YOGASMOGA
PELOTON

13

Superior Collection of Brands - Attracting both Customers & Retailers to our Centers

	Apple	The Cheesecake Factory	H&M	kate spade NEW YORK	Louis Vuitton	lululemon	MICHAEL KORS	RH	Tesla	TIFFANY & CO.	Tory Burch
Beverly Center	■		■		■		■			■	
Cherry Creek Shopping Center	■		■		■		■	■		■	■
City Creek Center	■	■	■				■	■		■	
Country Club Plaza	■	■	■	■		■	■		■	■	
Dolphin Mall		■	■				■				
Fair Oaks	■	■	■				■				
The Gardens on El Paseo	■			■	■				■	■	
Great Lakes Crossing Outlets			■	■			■				
The Mall at Green Hills	■	■		■	■		■	■		■	■
International Market Place							■		■		
International Plaza	■	■	■	■	■	■	■	■	■	■	■
The Mall at Millenia	■	■	■	■	■	■	■			■	■
The Mall of San Juan			■	■	■	■				■	■
The Mall at Short Hills	■	■		■	■	■	■	■	■	■	■
Stamford Town Center	■	■	■				■				
Sunvalley			■								
Taubman Prestige Outlets Chesterfield			■					■			
Twelve Oaks Mall	■	■	■			■	■				
The Mall at University Town Center	■	■	■	■		■	■		■		
Waterside Shops	■			■	■	■	■			■	■
Westfarms	■		■		■	■	■			■	■

Note: Excludes Taubman Asia

14

Unparalleled Anchor Quality

Greatest Exposure to Superior-Drawing Fashion Anchors

	TCO	CBL	GGP	MAC	PEI	SPG	WPG	Total
macy's	15	41	101	41	22	111	34	365
NORDSTROM	9	2	25	13	3	28	4	84
Neiman Marcus	4	0	10	2	0	10	0	26
Saks Fifth Avenue	5	3	4	1	0	6	1	20
bloomingdale's	3	0	4	2	1	11	0	21
Lord & Taylor	3	0	9	3	1	9	0	25
BARNEYS NEW YORK	0	0	1	0	0	2	0	3
Better Fashion Anchors	39	46	154	62	27	177	39	544
Total Traditional Dept. Stores	49	259	386	138	83	387	176	1478
	79.6%	17.8%	39.9%	44.9%	32.5%	45.7%	22.2%	36.8%

- Anchors are a critical factor in assessing mall quality
- Strong anchors attract both retailers and customers
- Taubman's portfolio is well-positioned; containing the largest concentration of high quality anchors.

Source: BofA Merrill Lynch Global Research, "Assessing the Mall Industry VI", May 19, 2016. Analysis excludes SKT, as they operate premium outlet centers.
Note: Analysis excludes SKT, as they operate premium outlet centers. Analysis also includes Macy's Men's Store and Macy's Furniture Gallery.

15

The Best Assets Deliver Superior Performance

Core NOI Growth[1]



- 2016 NOI Growth Guidance[4]: About 4.5 – 5.0%

Adjusted Funds from Operations Per Diluted Share[1]



- 2016 AFFO Guidance: $3.53 - $3.63
- Number of owned centers (as of December 31)

Note: (1) See appendix regarding reconciliatins to the most comparable GAAP measures.
(2) Excludes lease cancellation income and non-comparable centers.
(3) Simple average calculated using NOI's of Taubman Peers (SPG, PEI, MAC, WPG, GGP, RSE and CBL).
(4) Represents NOI at 100% - comparable centers excluding lease cancellation income.
(5) Excludes the portfolio of seven centers sold to Starwood Capital Group in October 2014, which contributed $0.48 to adjusted funds from operations in 2014.

Source: Company Filings and Supplementals, Taubman SEC Filings, Taubman analysis



Taubman

We Have the **Industry's Premier Portfolio**

With Five Key Success Factors that Drive **Productivity**

We Strategically Enhance Our Portfolio through:
U.S. Development, Taubman Asia, Redevelopment, Acquisitions & Dispositions

While Emphasizing a **Strong Balance Sheet**

To Create **Significant Shareholder Value**

The Development Decision

The Five "Gates"



| Identify market/site | Anchor/Tenant interest in site | Entitle site | Sufficient specialty store opportunity | Investment returns greater than hurdle rate | **Allocate Capital** |

Hurdle Rates: Levered IRRs

Taubman weighted average cost of capital[1]	≈ 6%
Hurdle Rates[2]	
Acquisitions	≈ 8-10%
U.S. development projects	≈ 10%
South Korea development projects	≈ 12%
China development projects	≈ 15%

Development Project Example



$400M Cost	$400M Cost	$400M Cost
6.0% Return	7.0% Return	8.0% Return
$24M Annual NOI	$28M Annual NOI	$32M Annual NOI
5% Cap Rate	5% Cap Rate	5% Cap Rate
$480M Asset Value	$560M Asset Value	$640M Asset Value
$80M Value Creation	$160M Value Creation	$240M Value Creation

Notes:
(1) Assumes a 65/35 equity/debt balance sheet mix
(2) Hurdle Rate is based on a 10-Year Levered After-tax IRR

Development – Value Creation

Taubman Developments (1992-2015)



Total Value ≈ $8.5B

Net Value Creation $4.7B

Total Investment ≈ $3.8B

Unrealized

Realized

Investment in $MM Through 2015

1992 - 2015

Value

Project	Status	Year Open	Investment in $MM
Arizona Mills	SOLD	1997	175
Tuttle Crossing	SOLD	1997	138
Great Lakes Crossing		1998	248
MacArthur Center	SOLD	1999	164
Dolphin Mall		2001	386
The Shops at Willow Bend	SOLD	2001	276
International Plaza		2001	369
The Mall at Wellington Green	SOLD	2001	215
The Mall at Millenia		2002	200
Stony Point Fashion Park	SOLD	2003	116
Northlake Mall	SOLD	2005	176
The Mall at Partridge Creek	SOLD	2007	148
Oyster Bay and Sarasota[2]			126
City Creek Center		2012	77
Taubman Prestige Outlets Chesterfield		2013	129
The Mall at University Town Center		2014	315
The Mall of San Juan		2015	514
Miami[3]			12
Total Investment			**3,784**

Source: Taubman analysis, Company Filings

- **Our U.S. developments have created immense value[1]**
  - Nearly $5 billion of net value has been created on a total capital investment of about $4 billion
  - The levered and unlevered IRR's on all development spending since 1992 would be 18% and 12%, respectively

- **Solid development returns on the eight assets that we have sold since 1992**
  - At the sale price, the leveraged IRR was 14%
  - On an unlevered basis, the IRR was 10%

- **The eight assets developed since 1992 that remain in our portfolio have delivered robust returns**
  - The 50% leveraged IRR is approximately 19%, assuming a conservative terminal cap rate of 4.5%
  - On an unlevered basis, the IRR would have been approximately 17%

(1) Development Analysis Notes: Assumes 50% leverage, a conservative terminal cap rate of 4.5% for six assets remaining in our portfolio, two assets at cost (Taubman Prestige Outlets Chesterfield and The Mall of San Juan), uses the sale price of the six assets sold to Starwood, and includes all pre-development and impairment charges over the period. Terminal values are based on sale prices of the centers sold to Starwood and 2016 budgeted NOI for remaining centers.

(2) Represents the impairment charges recognized in 2008 on Oyster Bay, which was later sold in 2014 and Sarasota was later developed and opened in 2014, as The Mall at University Town Center.

(3) Represents an impairment charge recognized in 2015 related to the Miami enclosed mall project, which was slated to be part of a mixed-use, urban development.

Development –
Cap Rate Compression is Only a Portion of Value Creation

Our existing portfolio has generated double digit returns regardless of fluctuations in prevailing market cap rates over time



Implied Unlevered IRR: 10.8%   11.4%   12.3%   13.3%   14.6%

Value @ Historical Median "A Mall" GSA Implied Cap Rate - 5.5% [1]

Value @ Historical Maximum "A Mall" GSA Implied Cap Rate - 8.8% [1]

$3.1B — Cumulative Development Costs

$4.2B ($1.1B) — 8% Cap Rate on Existing Portfolio

$4.6B ($1.6B) — 7% Cap Rate on Existing Portfolio

$5.2B ($2.1B) — 6% Cap Rate on Existing Portfolio

$6.1B ($3.0B) — 5% Cap Rate on Existing Portfolio

$7.4B ($4.3B) — 4% Cap Rate on Existing Portfolio

Legend

Implied Value

Value Creation: 2001 – 2015 Developments [2]

Notes:
(1) Based on 2001-2015 monthly "High-Barrier Implied Cap Rates" per GSA. "High–Barrier" includes TCO, SPG, MAC, and GGP.
(2) Illustra ive values above based on 2001-2015 development portfolio: Dolphin Malll, The Shops at Willow Bend, International Plaza, The Mall at Wellington Green, The Mall at Millenia, Stony Point Fashion Park, Northlake Mall, The Mall at Partridge Creek, City Creek Center, Taubman Prestige Outlets Chesterfield, The Mall at University Town Center and The Mall of San Juan, as well as impairment charges related to Oyster Bay/Sarasota and Miami.
(3) Value created includes recognized proceeds from the five assets sold to Starwood in 2014 that were developed between 2001 through 2015.
Source: Taubman analysis, Green Street Advisors

International Market Place
Waikiki, Honolulu, Hawaii

- Taubman has revitalized the iconic International Market Place, located on the 50-yard line of Kalakaua Avenue in the heart of the Waikiki Tourist District

- The open-air design features a Grand Lanai, serving unique chef-driven dining options, as well as the only full-line Saks Fifth Avenue in Hawaii



21

International Market Place – Overview
Waikiki, Honolulu, Hawaii



- Kalakaua Avenue commands the 5th highest rents in North America after Fifth Avenue in New York, Michigan Avenue in Chicago, Rodeo Drive in Los Angeles and Union Square in San Francisco.
- Over 30,000 hotel rooms, 80% of all hotel rooms on the island, are within walking distance (1 mile)
- 55,000 people – on average – pass by the property every day

Source: Colliers, Hawaii Visitors & Convention Bureau

Opened: August 25, 2016

Ownership: 93.5%

Size / Mall GLA (sq. ft.): 345,000 / 265,000

Anchor: Saks Fifth Avenue

Leasing: Expect to be fully leased by mid-2017 and 85% - 90% occupied by year-end 2017

22

International Market Place – Tourism
Waikiki, Honolulu, Hawaii

Tourism spending and local affluence converge to create an extraordinary retail opportunity

- In 2015, **$7.3 billion** was spent by over **5.3 million tourists** in Oahu
- Over **30,000 hotel rooms** are within walking distance of International Market Place
- The average tourist length of stay on the island of Oahu is **7 days**
- **Waikiki** (our submarket) accounts for over **80%** of the lodging
- The majority of Oahu's high income households are **within 10 miles**
- Household income growth for incomes greater than $100,000 and $200,000 is the **strongest of the top 7 MSAs** in the U.S.
- In Oahu, 120,000 households earn **greater than $100,000** annually
- Oahu has over **1 million residents**

watch **International Market Place** video





The island of Oahu welcomes non-stop flights from the U.S. mainland, Australia and Asia. More than **5 million people visit every year**.

23



CityOn.Xi'an
Grand Opening



CityOn.Xi'an



CityOn.Zhengzhou



Terracotta Warriors
near Xi'an

Taubman Asia – Extending Our Expertise to Strong Growth Markets in China and South Korea



Shaolin Temple
near Zhengzhou



Starfield Hanam



Shinsegae, our partner,
Korea's premier retailer



Seoul - 2nd largest metro
in the world

24

Taubman Asia - Strategy

Why Asia?

1 Additional Growth
- Exposure to rapidly growing GDP
- Augments our U.S. development

2 Utilize Our Expertise
- Leasing / retailer relationships
- Design / development expertise
- Operational / marketing skills

3 Generational Opportunity
- Demand for high-quality retail is early to mid-cycle
- Significant deal flow
- Diversifies longer-term growth investment opportunities

Strategy – "Own, Develop and Manage Centers of International Quality"

Identify our preferred markets ✓
- Second-tier cities in China; South Korea

Build a team ✓
- Now operating Taubman Asia team with 100+ employees and skills in all disciplines

Select strategic partners ✓
- Wangfujing, one of the oldest and largest department store chains in China
- Shinsegae, one of South Korea's largest retailers operating multiple retail platforms

Develop and execute the right shopping center concept ✓
- Maintained targeted yields and costs in China
- Lowered costs and raised yields in South Korea
- First three centers expected to be more than 95% leased at opening and 95% occupied within six months of opening

Grand Opening of our first Taubman Asia developments ✓
- CityOn.Xi'an opened April 2016
- Starfield Hanam opened September 2016
- CityOn.Zhengzhou to open March 2017

Use established platform to gradually expand our business
- Leverage our successful developments to yield lucrative future opportunities
- Next center to break ground – likely in S. Korea – in the second half of 2017

25

CityOn.Xi'an
Xi'an, China

- Nearly one million square feet of world-class retail space filled with the best international and Chinese brands; part of nearly 5 million square foot mixed-use project including two residential towers, two office buildings, and two hotels

- Located in the heart of Xi'an's new central business district and administrative center, this asset will serve one of the fastest growing, most populated, educated, culturally and politically important cities in China



26

CityOn.Xi'an – Overview

Xi'an, China

Opened: April 28, 2016

Ownership: 50%

Size / Mall GLA (sq. ft.): 975,000 / 675,000

Partner / Anchor: Wangfujing Group Co., Ltd.

Leasing: Fully leased and over 98% occupied



Retail component of Saigao City Plaza in Xi'an's New Central Business District













Office Tower
3-Star Hotel & Office
Office
5-Star Hotel
Residential #1
Residential #2
CITY ON
Metro Lines 2 & 4

COACH NEW YORK | FOREVER 21 | H&M | ZARA | ZARA HOME | MUJI 無印良品 | STARBUCKS COFFEE | GAP

Massimo Dutti | Bershka | La Chapelle | J.LINDEBERG | Stradivarius | OYSHO

CityOn.Xi'an – Urban Densification & Tourism

Xi'an, China

Urban densification and a strategic location drive traffic and spending to our center

- Xi'an is approaching **9 million inhabitants** and expecting to **exceed 10 million** by 2020
- **1.5 million** residents live within 4 miles of our center (approximately the same as the population of Phoenix, AZ)
- The center is connected to the city's **primary subway line**
- Xi'an's economy continues to **grow rapidly**
  - Retail spending 5-year CAGR is 16%
  - GDP 5-year CAGR is 11%
- **Disposable income** is the highest in Western China

Extraordinary tourism opportunity

- The world-famous **Terracotta Warriors** attracted **136 million visitors** in 2015
- CityOn.Xi'an is **strategically located** between the airport (25 minutes west) and the Terracotta site (30 minutes east)


Airport
Marginal trade area
18km
Secondary trade area
Core trade area
Airport Special Expy
Terracotta Warriors
Jingkun Expy
CITY ON
3km
5km
7km

watch CityOn.Xi'an video



CityOn.Zhengzhou
Zhengzhou, China



- CityOn.Zhengzhou, Taubman's second one million square foot shopping mall in China, will create a landmark in the heart of the new economic and cultural center of Zhengzhou

- Opening March 2017, the project will feature the best international and Chinese brands to one of the fastest-growing markets in China

29

CityOn.Zhengzhou – Overview

Zhengzhou, China

Opening: March 16, 2017

Est. Project Cost: $355 million (our share $175 million)

Projected Return: 6.0 - 6.5% (at stabilization in 2019)

Ownership: 49%

Size / Mall GLA (sq. ft.): about 1,000,000

Partner / Anchor: Wangfujing Group Co., Ltd.

Leasing: Expect to be fully leased and 90% occupied at opening

Population	
Zhengzhou	9,200,000
Zhengdong New District	1,100,000

Our site is located in the Zhengdong New District, directly in the path of growth, near the Central Business District, government center and traditional city center


Dragon Lake
Phase II of Zhengdong New Area (under development)
Next path of growth
Dongfeng Rd.
Nongye Rd. Expressway (opened 2016)
CITY ON ZHENGZHOU
Traditional City Center
Current path of growth
Line 5 Metro Station (under construction)
Zhengdong CBD
Henan Art Center
Zhengzhou International Convention Center
Henan Provincial Government
Jinshui Rd. Expressway (under construction 2016)

CityOn.Zhengzhou – Strong Demographics
Zhengzhou, China

Best-in-class retail destination at the crossroads of a growing population and an expanding economy

- Strong GDP growth – 13.0% Average Growth Rate over last 5 years
- Strong Retail Sales growth – 14.2% Average Growth Rate over last 5 years



Zhengzhou GDP & Growth Rate (2011-2015, in US$ Billions, %)



Zhengzhou Retail Sales & Growth Rate (2011-2015, in US$ Billions, %)

Source: Zhengzhou GDP Yearbook, prepared by local government. Amounts are based in RMB and converted to USD at an exchange rate of 0.15 RMB to 1 USD (8/9/16).

Growth – Taubman Asia

Starfield Hanam
Hanam, Greater Seoul, South Korea

- Taubman, along with Shinsegae – one of South Korea's largest retailers – have developed the first western-style mall in Korea

- Strategically located in the rapidly developing suburb and vacation area of East Seoul



32

Starfield Hanam – Overview

Hanam, Greater Seoul, South Korea

Our site is located in the heart of the rapidly-growing community and popular resort area of East Seoul

Opened: September 9, 2016

Ownership: 34.3%

Size / Mall GLA (sq. ft.): 1,700,000 / 1,216,000

Partner / Anchor: Shinsegae Group (485,000 sq. ft.)

Major Tenants: Traders (185,000 sq. ft.), Aquafield (140,000 sq. ft.), Megabox Cinema (63,000 sq. ft.), Sports Monster (55,000 sq. ft.)

Leasing: Fully occupied with nearly 300 retailers

watch **Starfield Hanam** video


Hanam Misa District
(Approx. 40,000 Households)
Misari Stadium
Pungsan District
Han River &
Han River Eco Park
Yebong Mountain
Hanam
City Hall
SITE
Han
River
Central Line:
Paldang Station

33

Starfield Hanam – Retail Opportunity
Hanam, Greater Seoul, South Korea

Creating Korea's first super regional mall to a growing market that is dramatically under-retailed

- Seocho-gu, the nation's **highest income area**, is within a 45-minute drive
- Our primary trade area includes Gangnam-gu and Songpa-gu, which have the **2nd and 3rd highest income/expenditure** levels in the nation, both accessible within a 30-minute drive
- Greater Seoul has **half of Korea's population at 25 million**, and is the **2nd largest metro in the world**; Seoul City has 10 million, the **densest among developed economies**, with 45,000 people per square mile
- Greater Seoul has **half of Korea's GDP at $774 billion**, and is the **4th wealthiest metro in the world**; Seoul City is approximately 20% Korea's GDP at $340 billion
- Seoul is home to all of the **13 Korean-based Fortune 500 Companies**, including Samsung, SK Holdings, Woori Bank, LG, Hyundai, and Posco.



Lack of Retail Supply

Shopping Center and Department Store GLA / Capita — SF/People: Korea 2.2, US 23.5

Disposable Income / GLA — $/SF: Korea $5,455, US $1,457

Seoul	Area (sf)	Retail Sales ($ Million)	Sales psf
Class A Retail Properties	15,019,515	$ 16,441	$ 1,095

Source: ICSC (2015) Thomson Consulting (2013)

34

External Growth:
U.S. Traditional Development vs. Asia Development

- For many years the Asian economies have been growing at a much faster pace than in the U.S.
- In many Asian markets there is a shortage of well-designed and well-managed retail space
- We believe there is a very attractive opportunity for our core competencies in design, leasing and management, which are value-added points of difference for us

	U.S. Development	China Development	South Korea Development
Lease structure[1]	Minimum rent	Significant amount of % rent marks leases to market	Significant amount of % rent marks leases to market
Lease term[1]	10 year initial roll	3-5 year initial roll	5-7 year initial roll
CAM/Service Charge[1]	Fixed with tax & insurance pass through	Fixed service charge	Fixed service charge
Anchor Rent/CAM[1]	Rare	Standard	Standard
Targeted Occupancy Cost[1]	17%	Slightly less than U.S.	Slightly higher than U.S.
Sales Growth[1]	Historically 3% - 4%	In excess of 10%	6% - 8%
Unleveraged after-tax return[1] Initial stabilized Reaches 10% By 10th year	6.5% - 7.5% 11th – 12th year 9% - 10%	6% - 6.5% 7th – 8th year 13% - 14%	7.5% - 8.0% 9th – 10th year 10% - 11%
Taxes (income & repatriation)	No	Yes	Yes

(1) Anticipated lease structure and terms, sales growth, and after-tax returns for centers under development exclude the impact of foreign currency fluctuations and are subject to adjustment as a result of factors inherent in the development process, some of which may not be under the direct control of the company. Refer to the company's filings with the Securities and Exchange Commission on Form 10-K and Form 10-Q for other risk factors.

Redevelopments – Recently Completed

- Reinvesting in assets can be one of the most productive uses of capital, particularly in our high-quality portfolio
- In an environment of consolidation with dominant "A" malls becoming even more valuable, solidifying our position in a center's market is paramount

CHERRY CREEK SHOPPING CENTER	International Plaza AND BAY STREET	DOLPHIN MALL
Additional GLA 91,000 sq ft	Additional GLA 36,000 sq ft	Additional GLA 32,000 sq ft
New wing featuring Restoration Hardware's new design gallery and greater restaurant space	Added Restoration Hardware's first flagship next generation design gallery in Florida	Added five restaurants, a state-of-the-art parking deck and valet entrance





Redevelopments – Current

Beverly Center – Los Angeles, CA

- Transformative opportunity for comprehensive renovation, touching every aspect, of a key strategic asset in the Taubman portfolio
- Complete re-envisioning of the interiors, exteriors and parking deck with a design by world renowned architect, Massimiliano Fuksas
- Featuring a significant expansion of food offerings, including street-level restaurants and a multi-concept gourmet food hall on level 8
- Resulting in LA's most exciting enclosed, urban shopping and dining experience and following the renovation, we expect it will become one of the top ten assets in the country
- **Projected Returns[1]:**
  - 3.0% to 4.0% at stabilization in 2020
  - 10-year Unlevered IRR in excess of 10%, terminal year 2025
- **Targeted Completion Date:** Holiday 2018
- **Cost:** $500 million[2]

open
Beverly Center
presentation

The Mall at Green Hills – Nashville, TN

- Adding 170,000 sq ft of mall tenant area, including a new Dillard's store, to be completed in 2019
- **Projected Return at Stabilization:** 6.5% to 7.5%
- **Cost:** $200 million

Note: (1) Projected returns are calculated using the cash flow differential between two scenarios; a full renovation (described above) and a non-renovation scenario; detail provided in Appendix on slide 58.
(2) Approximately 20 percent of the cost relates to deferred and prospective customary capital upgrades and improvements.





37

Selective Acquisition – Country Club Plaza



ACQUISITION STRATEGY

- ✓ **Highest Quality**
- ✓ **Dominant Asset**
- ✓ **Great Market**
- ✓ **Growth Opportunity**
- ✓ **Strategic to Existing Portfolio**
  - Adds unique retailers to our portfolio
  - Strategic Partnership

COUNTRY CLUB PLAZA

- Marquee retail and office property in Kansas City, MO
- Below-market rents present growth opportunity
- Significant expansion and redevelopment opportunity
- Strategic partnership with The Macerich Company
- Leveraging tenant relationships to increase sales to the top one-third of our portfolio
- Region's premier tenant line-up with over 25 restaurants



TIFFANY & CO. | kate spade NEW YORK | BURBERRY | WARBY PARKER | vineyard vines | Madewell

ST JOHN | Sur la table | URBAN OUTFITTERS | TIVOL | JACK STACK BARBECUE | KENDRA SCOTT

Strategic Dispositions

DISPOSITION STRATEGY

- Our strategy is to recycle capital for growth, minimizing our need to raise equity
- Our growth has been self-funded
  - Following the Starwood transaction (right), we owned 18 centers, 1 less than when we went public in 1992
  - On a net basis, we had issued only $50[1] million of common equity since the IPO
  - Nonetheless, our market capitalization has increased about five times since the IPO, about 24 years ago

  (1) Excludes equity compensation issuances

History of Recycling Capital for Growth
(Market Capitalization since 1992 IPO)



Total Market Capitalization

Equity Market Capitalization

Dollars in $MM

12,000 — 10,000 — 8,000 — 6,000 — 4,000 — 2,000 — 0

1992   1997   2002   2007   2012   2015

Seven Asset Portfolio Sale

FAIRLANE TOWN CENTER

STONY POINT FASHION PARK

MacArthur Center

NORTHLAKE MALL

THE MALL AT WELLINGTON GREEN

THE MALL AT PARTRIDGE CREEK

THE SHOPS AT WILLOW BEND

Price: $1.403 billion

Cap Rate: 6.6%

Date: Oct. 16, 2014

Result:

1. Improved portfolio metrics, demographics and operating statistics
2. Balance sheet strengthened
3. Liquidity to fund development and redevelopment pipelines, underscoring our strategy



We Have the **Industry's Premier Portfolio**

With Five Key Success Factors that Drive **Productivity**

We Strategically Enhance Our Portfolio through:
U.S. Development, Taubman Asia, Redevelopment, Acquisitions & Dispositions

While Emphasizing a **Strong Balance Sheet**

To Create **Significant Shareholder Value**

Taubman's Balance Sheet Philosophy



Use construction financing where available and place nonrecourse permanent financing on new assets upon stabilization



Closely manage liquidity to ensure significant availability on our line of credit for use if opportunities arise



Recycle capital through non-core asset sales and excess refinancing proceeds



Carefully manage debt maturities



Minimize exposure to interest rate fluctuations



Opportunistically access public and private capital markets when pricing is advantageous

Strong Balance Sheet with Flexibility

Balance Sheet Composition
(as of 09/30/2016)



- Common Stock and Operating Partnership Equity ($6.4B)
- Preferred Stock ($0.4B)
- Fixed Rate Debt ($2.6B)
- Floating Rate Debt Swapped to Fixed Rate ($0.7B)
- Floating Rate Debt ($1.0B)

Coverage Ratios
(as of 09/30/2016)



Interest Only

Fixed Charges

Recent Transactions

- **Refinanced University Town Center in October 2016**
- **Excellent illustration of Taubman's Development Strategy [1]**
- **Create value and recycle capital using long-term, fixed rate financing on our centers upon stabilization, using the excess proceeds to reinvest in our business**
- **University Town Center opened in October 2014 at a total development cost of approximately $315M**
- **New Loan Terms:**
  - **$280M**
  - **Fixed 3.45% all-in rate**
  - **10-year term**
- **Including the operating cash flow that the company has received since opening, we now have very little equity remaining in this asset – though it will continue to generate meaningful cash flow going forward**

Refinancing impact over the last two years

- **Lowered our weighed average interest rate by over 75 bps to 3.39%**
- **Extended our weighted average maturity from four to seven years**
- **Extended the weighted average maturity of fixed rate debt from four to nine years**

Note:
(1)   See page 56 for a graphical example of our development and capital recycling strategy
Source: Company Quarterly Supplementals, Taubman analysis

Low Cost and Long-Term Financing

We have extremely attractive, stable, high-quality assets that allow for financing at the best rates with extended maturities

■Most efficient debt pricing   ■Cost of capital advantage

Lowest Cost and Longest Term Debt in U.S. Mall REIT Sector
(as of 09/30/2016)



Debt Maturities by Year
(as of 09/30/2016, in millions at our share)[1]



Note:
(1)   Maturities assume that all extension options have been exercised and no pay downs are required upon extension.
Source: Company Quarterly Supplementals, Taubman analysis



We Have the **Industry's Premier Portfolio**

With Five Key Success Factors that Drive **Productivity**

We Strategically Enhance Our Portfolio through:
U.S. Development, Taubman Asia, Redevelopment, Acquisitions & Dispositions

While Emphasizing a **Strong Balance Sheet**

To Create **Significant Shareholder Value**

Significant NOI Growth Combined with a Deleveraging Plan Create an Investment Opportunity

NOI Growth Outlook



$150-$160M of NOI Growth

2016 → 2019

Deleveraging Plan
Forward-Looking Debt to EBITDA Outlook



8.50				
7.50				
6.50				
5.50				
2015	2016 Target	2017 Target	2018 Target	2019 Target

Target Range

Superior NOI Growth by 2019

- **Expect $150M-$160M of additional NOI in 2019 above 2016 (at our share)**
  - **Development Projects**[1] to add approximately **$80M** of NOI
  - **Core Center Growth** is expected to add about **$50M** of NOI
  - **Redevelopment Projects** [2] are expected to add about **$20M to $30M** of NOI

Notes: (1) Development projects for the purpose of this analysis include International Market Place, CityOn.Xi'an, CityOn. Zhengzhou and Starfield Hanam.
(2) Redevelopment projects include expected returns on current and anticipated projects.

Deleveraging Plan

- **Debt to EBITDA Ratio will naturally decrease as additional NOI comes online** (see left)
  - We plan to return to our target debt to EBITDA range of 6x-8x, on a forward basis, by 2018

45

History of Strong Shareholder Returns



Shareholder Returns[1]

- Taubman
- S&P 400 Midcap Index
- MSCI US REIT Index
- S&P 500 Index
- FTSE NAREIT Equity REIT Index



Dividend Payout Per Share[2]

6.4% CAGR

- Over the 10-year period ended December 31, 2015, Taubman Centers' compounded annual total shareholder return was 12.7%.

- During 2015, Taubman Centers produced a 3.5% total shareholder return. This compares to MSCI US REIT Index total return of 2.5% and the S&P 500 Index total return of 1.4%.

- The company's 10-year total shareholder return was the 17th highest of the 101 US REITs that have operated during this period.

- The company has never reduced it's dividend since the IPO in 1992.

- In 2009, Taubman Centers was the only mall REIT among our peers[3] not to reduce our dividend – we also maintained an all-cash dividend throughout the year.

Note: (1) This graph sets forth the cumulative total returns on a $100 investment in of our Common Stock, the MSCI US REIT Index, the FTSE NAREIT Equity Retail Index, the S&P 500 Index and the S&P 400 MidCap Index for the period December 31, 2005 through December 31, 2015 (assuming in all cases, the reinvestment of dividends).
(2) 2010 excludes special dividend of $0.1834 per share paid in December 2010. 2014 excludes special dividend of $4.75 per share paid in December 2014.
(3) Peer group includes CBL, MAC, PEI, GGP, and SPG.

Source: Company SEC Filings, Taubman analysis

Best Performing REITs Over the Last 20 Years

Top 5 REITs

20 Year Total Return
(as of December 31, 2015)

		Ticker	Total Return	Compounded Annual Return
ESSEX PROPERTY TRUST, INC.	Essex Property Trust	ESS	**2,994%**	**18.7%**
Public Storage	Public Storage	PSA	**2,543%**	**17.8%**
Equity LifeStyle Properties	Equity Lifestyle	ELS	**2,376%**	**17.4%**
Taubman	Taubman	TCO	**2,166%**	**16.9%**
SIMON	Simon	SPG	**2,084%**	**16.7%**

Source: KeyBanc Capital Markets, "The Leaderboard" as of December 31, 2015, Taubman analysis

Our Points of Difference

Market Capitalization since 1992 IPO



Total Market Cap

Equity Market Cap

Intensively Managed Portfolio	
Number of centers owned at IPO (1992)	19
Centers developed	19
Centers acquired	11
Centers sold/exchanged	(26)
Number of centers owned today	23
Number of centers managed today	2
Number of centers leased today	1
Total	**26**

- As of year-end 2015, we had grown our total market capitalization from $2.2 billion at our IPO to $10.5 billion, while owning the same number of assets and issuing only $50 million of common equity on a net basis

- Approaching our business as retailers has given us a competitive advantage, driving sustained productivity

- Our portfolio is large enough to provide important economies of scale and solidify our relationships with the world's best retailers

- Yet not so large that we cannot maximize the potential of every property

- Since 2008 we have developed renovated, expanded over half of our assets



Taubman

We Have the **Industry's Premier Portfolio**

With Five Key Success Factors Drive **Productivity**

We Strategically Enhance Our Portfolio through:
**U.S. Development, Taubman Asia, Redevelopment,
Acquisitions & Dispositions**

While Emphasizing a **Strong Balance Sheet**

To Create **Significant Shareholder Value**

49

Taubman

Forward-Looking Language and Non-GAAP Measures

For ease of use, references in this presentation to "Taubman Centers," "company," "Taubman" or an operating platform mean Taubman Centers, Inc. and/or one or more of a number of separate, affiliated entities. Business is actually conducted by an affiliated entity rather than Taubman Centers, Inc. itself or the named operating platform.

This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect management's current views with respect to future events and financial performance. Forward-looking statements can be identified by words such as "will", "may", "could", "expect", "anticipate", "believes", "intends", "should", "plans", "estimates", "approximate", "guidance" and similar expressions in this press release that predict or indicate future events and trends and that do not report historical matters. The forward-looking statements included in this release are made as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements, even if new information becomes available in the future. Actual results may differ materially from those expected because of various risks, uncertainties and other factors. Such factors include, but are not limited to: changes in market rental rates; unscheduled closings or bankruptcies of tenants; relationships with anchor tenants; trends in the retail industry; the liquidity of real estate investments; the company's ability to comply with debt covenants; the availability and terms of financings; changes in market rates of interest and foreign exchange rates for foreign currencies; changes in value of investments in foreign entities; the ability to hedge interest rate and currency risk; risks related to acquiring, developing, expanding, leasing and managing properties; changes in value of investments in foreign entities; risks related to joint venture properties; insurance costs and coverage; security breaches that could impact the company's information technology, infrastructure or personal data; the loss of key management personnel; terrorist activities; maintaining the company's status as a real estate investment trust; changes in the laws of states, localities, and foreign jurisdictions that may increase taxes on the company's operations; and changes in global, national, regional and/or local economic and geopolitical climates. You should review the company's filings with the Securities and Exchange Commission, including "Risk Factors", in its most recent Annual Report on Form 10-K and subsequent quarterly reports, for a discussion of such risks and uncertainties.

This presentation may also include disclosures regarding, but not limited to, estimated future earnings assumptions and estimated project costs and stabilized returns for centers under development and redevelopment which are subject to adjustment as a result of certain factors that may not be under the direct control of the company. Refer to the company's filings with the Securities and Exchange Commission on Form 10-K and Form 10-Q for other risk factors.

This presentation includes non-GAAP financial measures as defined by S.E.C. Regulation G. Definitions, discussion and reconciliations of non-GAAP financial measures to the comparable GAAP financial measure are disclosed in the Company's most recent Annual Report on Form 10-K and the Company's Annual Report, included on the Company's website.

Non-GAAP measures referenced in this presentation may include estimates of future EBITDA, NOI, and/or FFO performance of our investment properties. Such forward-looking non-GAAP measures may differ significantly from the corresponding GAAP measure, net income, due to depreciation and amortization, tax expense, and/or interest expense, some or all of which management has not quantified for the future periods.

51

2016 Guidance[1,2]
Summary of Key Guidance Measures

	2015 Actual	2016 Guidance
Earnings Per Share	$1.76	$1.61 - $1.76
Adjusted FFO per share	$3.42	$3.53 - $3.63
Core NOI Growth (100%), excluding lease cancellation income	3.1%	4.5% - 5%
Ending occupancy, including temporary tenants (comp centers)[3]	95.2%	About 95.0%
Rent PSF (Combined, comp centers)[3]	$59.41	Up 3% - 4%
Net revenue from management, leasing, and development, our share	$7.3 million	$2 - $2.5 million
Domestic and non-U.S. pre-development expense	$4.3 million	About $6 million
Domestic and non-U.S. general and administrative expense, quarterly run rate	$11.4 million (avg.)	About $12 million
Lease cancellation income, our share	$7.7 million	About $3 million
Interest expense, 100% (Combined)	$147.2 million	$190 - $195 million
Interest expense, at our share (Combined)	$101.6 million	$130 - $135 million

(1) Guidance is current as of November 1, 2016, see *Taubman Centers, Inc. Issues Solid Third Quarter Results*.
(2) See slides 53, 54 and 55 regarding reconciliations to the most comparable GAAP measures.
(3) The year ended December 31, 2015 statistics have been restated to include comparable centers to 2016.

Reconciliation of Net Income Attributable to Common Shareowners to Funds from Operations[1]

	Year Ended December 31, 2015	Range for Year Ended December 31, 2016[2]	
Adjusted Funds from Operations per common share	3.42	3.53	3.63
Crystals lump sum payment for termination of leasing agreement		0.25	0.25
Reversal of executive share-based compensation expense	0.02		
Beneficial interest in unconsolidated joint venture impairment charge	(0.13)		
Funds from Operations per common share	3.31	3.78	3.88
Depreciation – TRG	(1.44)	(2.05)	(2.00)
Distributions to participating securities of TRG	(0.02)	(0.02)	(0.02)
Depreciation of TCO's additional basis in TRG	(0.10)	(0.11)	(0.11)
Net income attributable to common shareowners, per common share (EPS)	1.76	1.61	1.76

(1) All dollar amounts per common share on a diluted basis; amounts may not add due to rounding.
(2) Guidance is current as of November 1, 2016, see *Taubman Centers, Inc. Issues Solid Third Quarter Results*.

Reconciliation of Net Income to FFO and Adjusted FFO per Share

Year Ended	2011	2012	2013	2014	2015
Net income attributable to TCO common shareowners	176.7	83.5	109.9	863.9	109.0
Depreciation and amortization (excluding non-real estate depreciation)	152.3	159.8	172.6	142.5	134.0
Income taxes			0.2	0.4	0.1
Noncontrolling interests and distributions to participating securities of TRG	82.1	41.3	48.2	356.9	49.2
Gain on dispositions of property and other				(1,083.1)	(0.4)
Funds from Operations	411.1	284.7	330.8	280.5	291.9
Funds from Operations attributable to TCO	285.4	197.7	236.7	200.4	207.1
Funds from Operations per share	$ 4.86	$ 3.21	$ 3.65	$ 3.11	$ 3.31
Funds from Operations	411.1	284.7	330.8	280.5	291.9
Beneficial Interest in UJV Impairment					11.8
Reversal of executive share-based compensation					(2.0)
Early extinguishment of debt	(174.2)	1.6		36.0	
Disposition and related costs				14.3	
Acquisition costs	5.3				
Redemption of preferred stock/equity	(2.2)	6.4			
PRC taxes on sale of Taubman TCBL assets		3.2			
Adjusted Funds from Operations	240.0	295.8	330.8	330.8	301.6
Adjusted Funds from Operations attributable to TCO	166.9	205.4	236.7	236.4	214.0
Adjusted Funds from Operations per share	$ 2.84	$ 3.34	$ 3.65	$ 3.67	$ 3.42

The National Association of Real Estate Investment Trusts (NAREIT) defines Funds from Operations (FFO) as net income (computed in accordance with Generally Accepted Accounting Principles (GAAP)), excluding gains (or losses) from extraordinary items and sales of properties and impairment write-downs of depreciable real estate, plus real estate related depreciation and after adjustments for unconsolidated partnerships and joint ventures. The Company believes that FFO is a useful supplemental measure of operating performance for REITs. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, the Company and most industry investors and analysts have considered presentations of operating results that exclude historical cost depreciation to be useful in evaluating the operating performance of REITs. The Company primarily uses FFO in measuring performance and in formulating corporate goals and compensation.

Reconciliation of Net Income to Net Operating Income[1]

CORE NOI GROWTH: RECONCILIATION OF NET INCOME TO NET OPERATING INCOME [1]
(in millions of dollars; amounts may not add due to rounding)

Year Ended	2010	2011	2011	2012	2012	2013	2013	2014	2014	2015
Net income	102.3	287.4	287.4	157.8	157.8	189.4	189.4	1,278.1	1,278.1	192.6
Depreciation and amortization	165.5	155.0	155.0	162.5	162.5	175.6	175.6	146.0	146.0	137.0
Interest expense and income tax expense	165.3	163.8	163.8	166.8	166.8	162.3	162.3	135.1	135.1	103.5
Noncontrolling share of income of consolidated joint ventures	(9.8)	(14.4)	(14.4)	(11.9)	(11.9)	(10.3)	(10.3)	(34.2)	(34.2)	(11.2)
EBITDA attributable to outside partners	123.6	121.2	121.2	125.5	125.5	113.5	113.5	149.0	149.0	137.9
Beneficial interest in unconsolidated joint venture partner impairment charge	-	-	-	-	-	-	-	-	-	11.8
EBITDA at 100%	547.0	713.0	713.0	600.7	600.7	630.4	630.4	1,674.0	1,674.0	571.5
Items excluded from shopping center Net Operating Income	41.2	(121.8)	(121.8)	59.9	59.9	55.2	54.9	(1,013.1)	(1,013.1)	50.4
Net Operating Income - all centers at 100%	588.2	591.2	591.2	660.5	660.5	685.6	685.3	660.9	660.9	621.9
Less - Net Operating Income of non-comparable centers	8.4	4.1	4.1	29.7	8.0	10.2	119.3	72.3	77.7	25.1
Net Operating Income at 100% of comparable centers	579.8	587.1	587.1	630.8	652.5	675.4	566.0	588.6	583.2	596.8
Less - Lease Cancellation Income	23.5	3.2	3.2	4.9	4.9	5.8	5.3	12.6	12.6	8.5
Net Operating Income at 100% - Excluding Lease Cancellation Income of comparable centers	556.3	583.8	583.8	625.9	647.6	669.7	560.7	576.1	570.6	588.3
Net Operating Income - Excluding Lease Cancellation Income- growth %		4.9%		7.2%		3.4%		2.7%		3.1%

[1] The Company uses Net Operating Income (NOI) as an alternative measure to evaluate the operating performance of centers, both on individual and stabilized portfolio bases. The Company defines NOI as property-level operating revenues (includes rental income excluding straight-line adjustments of minimum rent) less maintenance, taxes, utilities, promotion, ground rent (including straight-line adjustments), and other property operating expenses. Since NOI excludes general and administrative expenses, pre-development charges, interest income and expense, depreciation and amortization, impairment charges, restructuring charges, and gains from peripheral land and property dispositions, it provides a performance measure that, when compared period over period, reflects the revenues and expenses most directly associated with owning and operating rental properties, as well as the impact on their operations from trends in tenant sales, occupancy and rental rates, and operating costs. The Company also uses NOI excluding lease cancellation income as an alternative measure because this income may vary significantly from period to period, which can affect comparability and trend analysis. The Company generally provides separate projections for expected comparable center NOI growth and lease cancellation income. Comparable centers are generally defined as centers that were owned and open for the entire current and preceding period presented, excluding centers impacted by significant redevelopment activity.

We're a Developer, Not a Consolidator

U.S. Development Project Example



...$752 million of value created

$400 million project....

Project Cost

$352M incremental value over project cost created by Year 12

Assumptions
- Construction financing at 65% of project costs
- Long term financing at 10x NOI
- 3% annualized NOI growth

Market Value Equity
Debt
Project Equity

Development phase...costs paid using TRG lines and construction financing

Project stabilizes and permanent financing is done

Debt is refinanced. Growth in NOI allows all $140M of initial equity to be recycled by Year 12

Asia Development Returns



Expected Development Yields

Initial yields are expected to be around 4% to 4.5% in China and about 4.5% to 5% in South Korea

Sales are expected to grow at a faster pace in China, providing a 10% return around the 7th or 8th year

China Development

All three projects will stabilize in 2019. We expect returns of 6% to 6.5% in China and about 8% in South Korea

South Korea Development

Unlevered After-Tax Cash-on-Cash Return[1]

Year from Opening

Note:
(1) Anticipated lease structure and terms, sales growth, and after-tax returns for centers under development exclude the impact of foreign currency fluctuations and are subject to adjustment as a result of factors inherent in the development process, some of which may not be under the direct control of the company. Refer to the company's filings with the Securities and Exchange Commission on Form 10-K and Form 10-Q for other risk factors.

Redevelopments – Beverly Center – Financial Review



Net Operating Income (NOI) Comparison - ProForma

Net Operating Income (NOI)

2015 NOI

Full Renovation Scenario

Return of 3 to 4 percent at stabilization in 2020

Base Case, Non-Renovation Scenario

2015　2016　2017　2018　2019　2020　2021　2022　2023　2024　2025

Unlevered IRR (10-year): In excess of 10 percent

Assumptions

- ■ **Stabilized returns** *(see above)*
  - ▪ Projected returns are calculated using the cash flow differential between two scenarios; a full renovation and a non-renovation scenario.

- ■ **Internal Rate of Return** *(see above)*
  - ▪ 10-year, unlevered IRR in 2015 based on an exit cap rate that is 100-150 basis points better under the full renovation scenario compared to the non-renovation scenario.

- ■ **Other**
  - ▪ Net Asset Value: Renovation will create $50 to $100 million of incremental net asset value in 2025.
  - ▪ Sales: Projection assumes Beverly Center only recaptures its lost market share and then increases at a market growth rate *(upside possible)*. 58

Our Portfolio

 **Beverly Center** Los Angeles, Calif.

Anchors: Bloomingdale's, Macy's

GLA: 855,000 sq. ft.
Ownership: 100%

Click for Center Fact Sheet

 **Cherry Creek Shopping Center** Denver, Colo.

Anchors: Macy's, Neiman Marcus, Nordstrom

GLA: 1,037,000 sq. ft.
Ownership: 50%

Click for Center Fact Sheet

 **CityOn.Xi'an** Xi'an, China

Anchors: Wangfujing Department Store

GLA: 975,000 sq. ft.
Ownership: 50%

Click for Center Fact Sheet

 **City Creek Center** Salt Lake City, Utah

Anchors: Macy's, Nordstrom

GLA: 621,000 sq. ft.
Ownership: 100%

Click for Center Fact Sheet

 **Country Club Plaza** Kansas City, Mo.

Mixed-Use Retail and Office

GLA Retail: 784,000 sq. ft.
GLA Office: 462,000 sq. ft.
Ownership: 50%

Click for Center Fact Sheet

Our Portfolio



Dolphin Mall Miami, Fla.

Anchors: Neiman Marcus-Last Call, Saks Off 5th, Bass Pro Shops Outdoor World, Dave & Buster's, Marshall's, Cobb Theatres, Bloomingdale's Outlet, Polo Ralph Lauren Factory Store

GLA: 1,415,000 sq. ft.
Ownership: 100%

Click for Center Fact Sheet



Fair Oaks Fairfax, Va.

Anchors: Macy's (two locations), JCPenney, Lord & Taylor, Sears

GLA: 1,558,000 sq. ft.
Ownership: 50%

Click for Center Fact Sheet



The Gardens on El Paseo Palm Desert, Calif.

Anchors: Saks Fifth Avenue

GLA: 236,000 sq. ft.
Ownership: 100%

Click for Center Fact Sheet



Great Lakes Crossing Outlets Auburn Hills, Mich.

Anchors: Neiman Marcus-Last Call, Bass Pro Shops Outdoor World, AMC Theatres, Saks Off 5th, Lord & Taylor Outlet, Burlington Coat Factory, Legoland, Sea Life

GLA: 1,355,000 sq. ft.
Ownership: 100%

Click for Center Fact Sheet



The Mall at Green Hills Nashville, Tenn.

Anchors: Nordstrom, Macy's, Dillard's

GLA: 861,000 sq. ft.
Ownership: 100%

Click for Center Fact Sheet

Our Portfolio



International Market Place   Waikiki, Honolulu, Hawaii

Anchors: Saks Fifth Avenue

GLA: 345,000 sq. ft.
Ownership: 93.5%

Click for Center Fact Sheet



International Plaza   Tampa, Fla.

Anchors: Neiman Marcus, Nordstrom, Dillard's, Lifetime Athletic

GLA: 1,251,000 sq. ft.
Ownership: 50%

Click for Center Fact Sheet



The Mall at Millenia   Orlando, Fla.

Anchors: Neiman Marcus, Bloomingdale's, Macy's

GLA: 1,119,000 sq. ft.
Ownership: 50%

Click for Center Fact Sheet



The Mall of San Juan   San Juan, Puerto Rico

Anchors: Saks Fifth Avenue, Nordstrom

GLA: 634,000 sq. ft.
Ownership: 95%

Click for Center Fact Sheet



The Mall at Short Hills   Short Hills, N.J.

Anchors: Neiman Marcus, Nordstrom, Bloomingdale's, Macy's

GLA: 1,453,000 sq. ft.
Ownership: 100%

Click for Center Fact Sheet

Our Portfolio



Stamford Town Center Stamford, Conn.

Anchors: Macy's, Saks Off 5th

GLA: 763,000 sq. ft.
Ownership: 50%

Click for
Center
Fact Sheet



Starfield Hanam Hanam, South Korea

Anchors: Shinsegae Department Store

GLA: 1,700,000 sq. ft.
Ownership: 34.3%

Click for
Center
Fact Sheet



Sunvalley Concord, Calif.

Anchors: JCPenney, Macy's (two locations), Sears

GLA: 1,334,000 sq. ft.
Ownership: 50%

Click for
Center
Fact Sheet



Taubman Prestige Outlets Chesterfield Chesterfield, Mo.

Anchors: Restoration Hardware Outlet, Polo Ralph Lauren Factory
Store

GLA: 302,000 sq. ft.
Ownership: 100%

Click for
Center
Fact Sheet



Twelve Oaks Mall Novi, Mich.

Anchors: Nordstrom, Macy's, Lord & Taylor, JCPenney, Sears

GLA: 1,519,000 sq. ft.
Ownership: 100%

Click for
Center
Fact Sheet

Our Portfolio



The Mall at University Town Center   Sarasota, Fla.

Anchors: Saks Fifth Avenue, Dillard's, Macy's

GLA: 862,000 sq. ft.
Ownership: 50%

Click for
Center
Fact Sheet



Waterside Shops   Naples, Fla.

Anchors: Saks Fifth Avenue, Nordstrom

GLA: 334,000 sq. ft.
Ownership: 50%

Click for
Center
Fact Sheet



Westfarms   West Hartford, Conn.

Anchors: Nordstrom, Macy's (two locations), Lord & Taylor, JCPenney

GLA: 1,271,000 sq. ft.
Ownership: 79%

Click for
Center
Fact Sheet

Development Property



CityOn.Zhengzhou   Zhengzhou, China

Anchors: Wangfujing Department Store

GLA: 1,000,000 sq. ft.
Ownership: 49%

Click for
Center
Fact Sheet

Trading Information

The Company's common stock and two issuances of preferred stock are traded on the New York Stock Exchange.

	Symbol
Common Stock	TCO
Series J Cumulative Redeemable Preferred Stock	TCO PR J
Series K Cumulative Redeemable Preferred Stock	TCO PR K

Quarters-Ended	Market Quotation per Common Share		Common Stock Dividends Declared and Paid
	High	Low	
March 31, 2016	77.24	66.67	0.595
June 30, 2016	74.20	68.21	0.595
September 30, 2016	81.63	73.64	0.595
March 31, 2015	84.70	72.05	0.565
June 30, 2015	77.25	69.50	0.565
September 30, 2015	75.97	67.14	0.565
December 31, 2015	78.75	70.26	0.565

Analyst Coverage

Company	Analyst	Email Address
Bank of America Securities-Merrill Lynch	Craig Schmidt	craig.schmidt@baml.com
Boenning & Scattergood, Inc.	Floris van Dijkum	fvandijkum@boenninginc.com
BTIG	James Sullivan	jsullivan@btig.com
Citigroup Global Markets, Inc.	Christy McElroy	christy.mcelroy@citi.com
Credit Suisse Securities LLC	Ian Weissman	ian.weissman@credit-suisse.com
Deutsche Bank Securities, Inc.	Vincent Chao	vincent.chao@db.com
Evercore ISI	Steve Sakwa	ssakwa@isigrp.com
Goldman Sachs & Co.	Andrew Rosivach	andrew.rosivach@gs.com
Green Street Advisors, Inc.	Daniel Busch	dbusch@greenstreetadvisors.com
Jefferies, LLC	Omotayo Okusanya	tokusanya@jefferies.com
J.P. Morgan Securities	Michael Mueller	michael.w.mueller@jpmorgan.com
KeyBanc Capital Markets, Inc.	Todd Thomas	tthomas@key.com
Mizuho Securities USA Inc.	Haendel St. Juste	haendel.st.juste@us.mizuho-sc.com
Morgan Stanley	Richard Hill	Richard.Hill1@morganstanley.com
Oppenheimer & Co.	Steve Manaker	Stephen.Manaker@opco.com
Raymond James	Collin Mings	collin.mings@raymondjames.com
Sandler O'Neill & Partners, L.P.	Alexander Goldfarb	agoldfarb@sandleroneill.com
UBS Securities, LLC	Jeremy Metz	jeremy.metz@ubs.com

Taubman Centers, Inc. is followed by the analysts listed above. The Company believes the list to be complete, but can provide no assurances.
Please note that any opinions, estimates, or forecasts regarding the Company's performance made by these analysts are independent of the Company and do not represent opinions, forecasts, or predictions of its management. The Company does not, by its reference above or distribution, imply its endorsement of or concurrence with such information, conclusions, or recommendations.